Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the United States Securities and Exchange Commission under the United States Securities Exchange Act of 1934, as amended.

Preliminary and Subject to Completion, dated January 11, 2008

INFORMATION STATEMENT

Dr Pepper Snapple Group, Inc.

We are furnishing this information statement to the shareholders of Cadbury Schweppes plc (“Cadbury Schweppes”) in connection with the distribution of all of the outstanding shares of common stock of Dr Pepper Snapple Group, Inc. (“DPS”) to shareholders of Cadbury Schweppes. After the distribution is completed, DPS will be a separate company and will own and operate Cadbury Schweppes’ beverage business in the United States, Canada, Mexico and the Caribbean (the “Americas Beverages business”). Cadbury Schweppes’ global confectionery business will be owned and operated by Cadbury plc, a U.K. company, which will be the new publicly-traded parent company of Cadbury Schweppes.

A shareholder vote approving the distribution was held in the United Kingdom on          , 2008. No further shareholder action is necessary for you to receive the shares of our common stock to which you are entitled in the distribution. You do not need to pay any consideration to DPS, Cadbury Schweppes or Cadbury plc. The distribution remains contingent on, among other things, court approval of certain matters in the United Kingdom. The final court approval is scheduled for          , 2008. Immediately after the distribution is completed, we will be an independent public company. We expect the distribution to occur on          , 2008. For additional details regarding the distribution, see “The Distribution” in this information statement.

All of our common stock is currently owned by Cadbury Schweppes or its subsidiaries. Accordingly, currently there is no public trading market for our common stock. We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “DPS.”

As you review this information statement, you should carefully consider the matters described in “Risk Factors” beginning on page 15 of this information statement.

Neither the United States Securities and Exchange Commission nor any U.S. state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is          , 2008.

This information statement was first mailed to stockholders of Cadbury Schweppes on or about          , 2008.

In this information statement, references to “DPS,” “our company,” “we,” “us” and “our” refer to Dr Pepper Snapple Group, Inc. and its subsidiaries, references to “Cadbury Schweppes” refer to Cadbury Schweppes plc and its subsidiaries and references to “Cadbury plc” refer to Cadbury plc and its subsidiaries, except in each case where otherwise indicated or the context otherwise requires.

We were recently formed for the purpose of holding Cadbury Schweppes’ Americas Beverages business in connection with the separation and distribution described herein and had no operations prior to the separation and distribution. Our company was initially incorporated under the name CSAB Inc. The name of our company was changed from CSAB Inc. to Dr Pepper Snapple Group, Inc. on January 2, 2008.

The fiscal years presented in this information statement are the 52-week period ended December 31, 2006, which we refer to as “2006,” the 52-week period ended January 1, 2006, which we refer to as “2005,” and 53-week period ended January 2, 2005, which we refer to as “2004.” The year end dates represent the Sunday closest to December 31 of each year. Effective 2006, our fiscal year ends on December 31 of each year. We refer to the fiscal period from January 1, 2007 to September 30, 2007 as the “nine months ended September 30, 2007” and from January 2, 2006 to September 30, 2006 as the “nine months ended September 30, 2006.”

This information statement contains some of our owned or licensed trademarks, trade names and service marks, which we refer to as our brands. All of the product names and logos included in the information statement are either our registered trademarks or those of our licensors.

The market and industry data in this information statement is from the following independent industry sources: ACNielsen of the Nielsen Company (“ACNielsen”), Beverage Digest LLC (“Beverage Digest”) and Canadean Limited (“Canadean”). For a description of the different methodologies used by these sources (including the sales channels covered), see “Industry — Use of Market Data in this Information Statement.”

i

INFORMATION STATEMENT SUMMARY

This summary highlights information contained elsewhere in this information statement. It is not complete and may not contain all the information that may be important to you. You should read the entire information statement carefully, especially the information presented under the heading “Risk Factors,” our unaudited pro forma combined financial statements and our audited and unaudited combined financial statements included elsewhere in this information statement.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of the separation of DPS from Cadbury Schweppes and the related distribution of our common stock. Our historical combined financial information has been prepared on a “carve-out” basis from Cadbury Schweppes’ consolidated financial statements using the historical results of operations, assets and liabilities, attributable to Cadbury Schweppes’ Americas Beverages business and including allocations of expenses from Cadbury Schweppes. Our unaudited pro forma combined financial information adjusts our historical combined financial information to give effect to our separation from Cadbury Schweppes, the distribution of our common stock and the related financing, each as described herein.

Our Company

We are a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada and Mexico with a diverse portfolio of flavored (non-cola) carbonated soft drinks (“CSDs”) and non-carbonated soft drinks (“non-CSDs”), including ready-to-drink teas, juices, juice drinks and mixers. We have some of the most recognized beverage brands in North America, with significant consumer awareness levels and long histories that evoke strong emotional connections with consumers.

The following table provides highlights about our company and our key brands:

Our Company

• #1 flavored CSD company in the United States
• More than 75% of our volume from brands that are either #1 or #2 in their category
• #3 North American liquid refreshment beverage business
• $4.7 billion of net sales in 2006 from the United States (88%), Canada (4%) and Mexico and the Caribbean (8%)
• $1.0 billion of income from operations in 2006

Our Key Brands

•   #1 in its flavor category and #2 overall flavored CSD in the United States

•   Distinguished by its unique blend of 23 flavors and loyal consumer following

•   Flavors include regular, diet and “Soda Fountain Classics” line extensions

•   Oldest major soft drink in the United States, introduced in 1885

•   A leading ready-to-drink tea in the United States

•   Teas include premium Snapple teas and super premium red, green, black and white teas

•   Brand also includes premium juices, juice drinks and recently launched enhanced waters

•   Founded in Brooklyn, New York in 1972

•   #2 lemon-lime CSD in the United States

•   Re-launched in 2006 as the only major lemon-lime CSD with all-natural flavors and no artificial preservatives

•   Flavors include regular, diet and cherry

•   The original “Un-Cola,” created in 1929

•   #1 apple juice and #1 apple sauce brand in the United States

•   Juice products include apple and other fruit juices, Mott’s Plus and Mott’s for Tots

•   Apple sauce products include regular, unsweetened, flavored and organic

•   Brand began as a line of apple cider and vinegar offerings in 1876

• #1 orange CSD in the United States • Flavors include orange, diet and other fruits • Licensed to us as a soft drink by the Sunkist Growers Association since 1986

•   #1 fruit punch brand in the United States

•   Brand includes a variety of fruit flavored and reduced calorie juice drinks

•   Developed originally as an ice cream topping known as “Leo’s Hawaiian Punch” in 1934

• #1 root beer in the United States • Flavors include regular and diet root beer and cream soda • A classic all-American soda first sold at a veteran’s parade in 1919

• #1 ginger ale in the United States and Canada • Brand includes club soda, tonic and other mixers • Created in Toronto, Canada in 1904 and introduced in the United States in 1919

• #2 ginger ale in the United States and Canada • Brand includes club soda, tonic and other mixers • First carbonated beverage in the world, invented in 1783

• #1 grapefruit CSD in the United States and #2 grapefruit CSD in Mexico • Flavors include regular, diet and ruby red • Founded in 1938

• A leading spicy tomato juice brand in the United States, Canada and Mexico • Key ingredient in Canada’s popular cocktail, the Bloody Caesar • Created in 1969

• #1 carbonated mineral water brand in Mexico • Brand includes Flavors, Twist and Naturel • Mexico’s oldest mineral water, founded in 1928

• #1 portfolio of mixer brands in the United States • #1 mixer brand (Mr & Mrs T) in the United States • Leading mixers (Margaritaville and Rose’s) in their flavor categories

Note:  All information regarding our company’s market positions is for 2006 and from Beverage Digest and Canadean. All information regarding our brand market positions in the United States is for 2006 and from ACNielsen. All information regarding our brand market positions in Canada and Mexico is for 2006 and from Canadean. For a description of the different methodologies used by these sources (including sales channels covered), see “Industry — Use of Market Data in this Information Statement.”

The Sunkist, Rose’s and Margaritaville logos are registered trademarks of Sunkist Growers, Inc., Cadbury Ireland Limited and Margaritaville Enterprises, LLC, respectively, in each case used by us under license. All other logos in the table above are registered trademarks of DPS or its subsidiaries.

We have built our business over the last 25 years, through a series of strategic acquisitions, into an integrated brand owner, bottler and distributor that is now the third largest liquid refreshment beverage company in North America (according to Beverage Digest and Canadean). Most recently, we acquired several bottling businesses in the United States, which provide us with more control over the bottling, distribution and route-to-market for our products. In the six months ended June 30, 2007, we bottled and/or distributed approximately 45% of our total products sold in the United States (as measured by volume).

Our business is currently part of Cadbury Schweppes. Following our separation from Cadbury Schweppes, we will be an independent, publicly-traded company, and Cadbury Schweppes will not retain any ownership interest in us. In connection with the separation, we will enter into a number of agreements with Cadbury plc that will govern our relationship following the separation. These include agreements to provide each other with services during a transition period and indemnify each other against certain liabilities arising from our respective businesses and from the separation. For a more detailed description of the separation, see “The Distribution” and for a more detailed description of these agreements, see “Our Relationship with Cadbury plc After the Distribution.”

Our Industry

Total retail sales (i.e., sales to end consumers) in 2006 in the U.S. liquid refreshment beverage market were $106 billion, with CSDs accounting for 66.1%, non-CSDs (including ready-to-drink teas, juices, juice drinks and sports drinks) accounting for 19.7% and bottled water accounting for 14.2%. The U.S. liquid refreshment beverage market has grown over the last five years, with average annual volume growth of 3.9% between 2001 and 2006 and average annual retail sales growth of 5.1% over the same period. In 2006, CSD retail sales grew 2.9%, despite a 0.6% decline in volume. Within the CSD market segment, flavored CSDs increased their share (as measured by volume), from 40.1% in 2001 to 42.6% in 2006, and colas lost share from 59.9% in 2001 to 57.4% in 2006. Non-CSDs have experienced strong volume growth over the last five years with their share of the U.S. liquid refreshment beverage market increasing from 12.7% in 2001 to 16.3% in 2006. Non-CSD volume and retail sales increased by 13.2% and 14.8%, respectively, in 2006, with strong growth in ready-to-drink teas, sports drinks and juice drinks. The Canadian and Mexican markets have exhibited broadly similar trends to those in the United States, except that Mexican CSD volume grew 4.9% in 2006 according to Canadean. All U.S. market and industry data set forth in this paragraph is from Beverage Digest. See “Industry — Use of Market Data in this Information Statement.”

Our Strengths

The key strengths of our business are:

Strong portfolio of leading, consumer-preferred brands.  We own a diverse portfolio of well-known CSD and non-CSD brands, which provides our bottlers, distributors and retailers with a wide variety of products and provides us with a platform for growth and profitability. We are the #1 flavored CSD company in the United States and our largest brand, Dr Pepper, is the #2 flavored CSD in the United States, according to ACNielsen. Overall, in 2006, more than 75% of our volume was generated by brands that hold either the #1 or #2 position in their category.

Integrated business model.  We believe our brand ownership, bottling and distribution are more integrated than the U.S. operations of our principal competitors and that this differentiation provides us with a competitive advantage. Our integrated business model strengthens our route-to-market and enables us to improve focus on our brands. Our integrated business model also provides opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses.

Strong customer relationships.  Our brands have enjoyed long-standing relationships with many of our top customers. We sell our products to a wide range of customers, from bottlers and distributors to national retailers and large foodservice customers. We have strong relationships with some of the largest bottlers and distributors, including those affiliated with The Coca-Cola Company (“Coca-Cola”) and PepsiCo, Inc. (“PepsiCo”), some of the largest and most important retailers, including Wal-Mart, Safeway, Kroger and Target, and some of the largest foodservice customers, including McDonald’s, Yum! and Burger King.

Attractive positioning within a large, growing and profitable market.  We hold the #3 position in each of the United States, Canada and Mexico, three of the top ten beverage markets by CSD volume, according to Beverage Digest and Canadean. In addition, we participate in many of the growing categories in the liquid refreshment beverage market, such as ready-to-drink teas. We do not participate significantly in colas, which have declined in CSD volume share from 70.0% in 1991 to 57.4% in 2006 in the United States, according to Beverage Digest. We also do not participate significantly in the bottled water market segment, which we believe is a highly competitive and generally low margin market segment.

Broad geographic manufacturing and distribution coverage.  As of December 31, 2007, we had 21 manufacturing facilities and more than 250 distribution centers in the United States, as well as 4 manufacturing facilities and more than 25 distribution centers in Mexico. These facilities use a variety of manufacturing processes. Following our recent bottling acquisitions and manufacturing investments, we now have greater geographic coverage with strategically located manufacturing and distribution capabilities, enabling us to better align our operations with our customers, reduce transportation costs and have greater control over the timing and coordination of new product launches.

Strong operating margins and significant, stable cash flows.  The breadth and strength of our brand portfolio have enabled us to generate strong operating margins which, combined with our relatively modest capital expenditures, have delivered significant and stable cash flows. These cash flows create stockholder value by enabling us to consider a variety of alternatives, such as investing in our business, reducing debt and returning capital to our stockholders.

Experienced executive management team.  Our executive management team has an average of more than 20 years of experience in the food and beverage industry. The team has broad experience in brand ownership, bottling and distribution, and enjoys strong relationships both within the industry and with major customers.

Our Strategy

The key elements of our business strategy are to:

Build and enhance leading brands.  We use an on-going process of market and consumer analysis to identify key brands that we believe have the greatest potential for profitable sales growth. We intend to continue to invest most heavily in these key brands to drive profitable and sustainable growth by strengthening consumer awareness, developing innovative products and brand extensions to take advantage of evolving consumer trends, improving distribution and increasing promotional effectiveness.

Focus on opportunities in high growth and high margin categories.  We are focused on driving growth in our business in selected profitable and emerging categories. These categories include ready-to-drink teas, energy drinks and other functional beverages. We also intend to capitalize on opportunities in these categories through brand extensions, new product launches and selective acquisitions of brand and distribution rights.

Increase presence in high margin channels and packages.  We are focused on improving our product presence in high margin channels, such as convenience stores, vending machines and small independent retail outlets, through increased selling activity and investments in coolers and other cold drink equipment. We also intend to increase demand for high margin products like single-serve packages for many of our key brands through increased promotional activity and innovation.

Leverage our integrated business model.  We believe our integrated brand ownership, bottling and distribution business model provides us opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. We intend to leverage our integrated business model to reduce costs by creating greater geographic manufacturing and distribution coverage and to be more flexible and responsive to the changing needs of our large retail customers by coordinating sales, service, distribution, promotions and product launches.

Strengthen our route-to-market through acquisitions.  The acquisition and creation of our Bottling Group is part of our longer-term initiative to strengthen the route-to-market for our products. We believe additional acquisitions of regional bottling companies will broaden our geographic coverage and enhance coordination with our large retail customers.

Improve operating efficiency.  We believe our recently announced restructuring will reduce our selling, general and administrative expenses and improve our operating efficiency. In addition, the integration of recent acquisitions into our Bottling Group has created the opportunity to improve our manufacturing, warehousing and distribution operations.

Background and Reasons for the Distribution

On March 15, 2007, Cadbury Schweppes announced that it intended to separate its Americas Beverages and global confectionery businesses. The board of directors of Cadbury Schweppes initially determined to simultaneously explore the potential for both a sale of our company to a third party and a distribution of our common stock to Cadbury Schweppes shareholders as alternatives for the separation of the businesses. After determining that difficult debt market conditions would not facilitate an acceptable sale process for the foreseeable future, Cadbury Schweppes announced on October 10, 2007 that it intended to focus on the separation of its Americas Beverages business through the distribution of the common stock of DPS to Cadbury Schweppes’ shareholders. On          , 2008, Cadbury Schweppes’ board of directors approved the distribution of our common stock to the shareholders of Cadbury Schweppes. Cadbury Schweppes believes that the separation of its Americas Beverages business from its global confectionery business will enhance value for stockholders of DPS and shareholders of Cadbury plc, the new parent company of Cadbury Schweppes, by creating significant opportunities and benefits, including:

•	allowing the management of each company to focus its efforts on its own business and strategic priorities;

•	enabling each company to allocate its capital more efficiently;

•	providing DPS with direct access to the debt and equity capital markets;

•	improving DPS’s ability to pursue strategic transactions through the use of shares of common stock as consideration;

•	enhancing DPS’s market recognition with investors; and

•	increasing DPS’s ability to attract and retain employees by providing equity compensation tied directly to its business.

For more information on the distribution, see “The Distribution.”

Risk Factors

Our new company faces both general and specific risks and uncertainties relating to our business, our separation from Cadbury Schweppes and our being a publicly-traded company following the distribution, which are described in “Risk Factors,” beginning on page 15.

Recent Developments

New President and Chief Executive Officer

Larry Young was appointed President and Chief Executive Officer of Cadbury Schweppes’ Americas Beverages business on October 10, 2007. Mr. Young was previously our Chief Operating Officer, as well as President, Bottling Group, and has more than 30 years of experience in the bottling and beverages industry.

Organizational Restructuring

On October 10, 2007, we announced a restructuring of our organization that is intended to create a more efficient organization. This restructuring will result in a reduction of approximately 470 employees in our corporate, sales and supply chain functions located in the United States, Canada and Mexico. The restructuring will also include the closure of two manufacturing facilities. The employee reductions and facilities closures are expected to be completed by June 2008.

As a result of this restructuring, we expect to recognize a charge of approximately $70 million primarily in 2007, with the balance in 2008. We expect this restructuring to generate annual cost savings of approximately $70 million, most of which are expected to be realized in 2008 with the full annual benefit realized from 2009 onwards. As part of this restructuring, our Bottling Group segment has assumed management and operational control of our Snapple Distributors segment. These operations are currently being integrated and will be reported in our 2007 annual results as a single segment.

Accelerade Launch

We launched our new, ready-to-drink Accelerade sports drink in the first half of 2007. The launch represented an introduction of a new product into a new beverage category for us and has been supported by significant national product placement and marketing investments, predominantly in the third quarter. Net sales have been well below expectations despite these investments. We incurred an operating loss of approximately $40 million from the Accelerade launch in the nine months ended September 30, 2007. Going forward, we intend to focus Accelerade exclusively on targeted channels and classes of trade and accounts where we expect the product to be financially viable.

Glacéau Termination

Following its acquisition by Coca-Cola on August 30, 2007, Energy Brands, Inc. notified us that it was terminating our distribution agreements for glacéau products, including vitaminwater, fruitwater and smartwater, effective November 2, 2007. Pursuant to the terms of the agreement, we received a payment of approximately $92 million from Energy Brands, Inc. for this termination in December 2007. Our glacéau net sales for the nine months ended September 30, 2007 were approximately $200 million and are reflected in our Bottling Group and Snapple Distributors segments.

SeaBev Acquisition

On July 11, 2007, we acquired the Jacksonville, Florida-based Southeast-Atlantic Beverage Corp. (“SeaBev”), the second largest independent bottling and distribution company in the United States, for approximately $53 million. SeaBev has 2 manufacturing facilities and 16 warehouses and distribution centers located from Miami to Atlanta. It distributes many of our CSDs and non-CSDs throughout Florida and Northern Georgia, providing us with expanded geographic coverage and a more integrated business. SeaBev’s results of operations are reported as part of our Bottling Group segment.

Questions and Answers About the Distribution

The information statement has been prepared as if the vote of the shareholders of Cadbury Schweppes plc to approve the separation and distribution of our shares and related matters described herein had already occurred. The information statement will not be distributed to shareholders until such a vote has occurred. For a more detailed description of the matters summarized below, see “The Distribution.”

What is the distribution?	The distribution is part of the process by which Cadbury Schweppes will separate its Americas Beverages business from its global confectionery business. Although the separation and distribution have several steps, ultimately, holders of Cadbury Schweppes ordinary shares (and holders of American depositary receipts (“ADRs”) representing Cadbury Schweppes ordinary shares) will receive shares of common stock of Dr Pepper Snapple Group, Inc., a new company which will own Cadbury Schweppes’ Americas Beverages business, and shares of Cadbury plc, a new company which will own Cadbury Schweppes’ global confectionery business (or ADRs representing such shares). These two companies will be independent from each other after the separation. We intend that the shares of our common stock will be listed on the New York Stock Exchange. It is also intended that the ordinary shares of Cadbury plc will be listed on the London Stock Exchange and ADRs representing its ordinary shares will be listed on the New York Stock Exchange.

How will the separation work?	Cadbury Schweppes currently intends to effect the separation and distribution through the following steps:

• Scheme of Arrangement.  Cadbury Schweppes intends to implement a corporate reorganization pursuant to which a new company, Cadbury plc, will become the holding company of Cadbury Schweppes. This corporate reorganization is known as a “scheme of arrangement” under UK law. Pursuant to the scheme of arrangement, all outstanding Cadbury Schweppes ordinary shares will be cancelled and holders of Cadbury Schweppes ordinary shares will receive Cadbury plc ordinary shares, which will represent the ongoing ownership interest in the global confectionery business, and Cadbury plc “beverage shares,” which, ultimately, will entitle the holder to receive our common stock in connection with the distribution which we expect to be completed on          , 2008.

• Reduction of Capital and the Distribution of Our Common Stock.  Shortly after the scheme of arrangement becomes effective, Cadbury plc will cancel the Cadbury plc “beverage shares” (pursuant to a “reduction of capital” under UK law) and transfer its Americas Beverages business to us. In return for the transfer of the Americas Beverages business to us, we will distribute all of the shares of our common stock to the holders of Cadbury plc “beverage shares.”

For additional information on the distribution, see “The Distribution — Reorganization of Cadbury Schweppes and Distribution of Shares of Our Common Stock” and “The Distribution — Manner of Effecting the Distribution.”

What will the relationship of Dr. Pepper Snapple Group, Inc. and Cadbury plc be after the distribution?	We and Cadbury plc will each be independent, publicly-traded companies with their own management teams and boards of directors. Pursuant to the scheme of arrangement, Cadbury Schweppes will become a subsidiary of Cadbury plc.

Prior to the distribution, we will enter into agreements with Cadbury plc to provide each other with services during a transition period and indemnify each other against certain liabilities arising from our respective businesses and from the separation. For additional information on our relationship with Cadbury plc after the distribution, see “Our Relationship with Cadbury plc After the Distribution.”

When will the distribution be completed?	We expect the distribution to be completed in the second quarter of 2008.

What is the record date for the distribution of our shares of common stock?	The record date for the distribution of shares of our common stock is expected to be , 2008.

What do Cadbury Schweppes shareholders and holders of ADRs have to do to participate in the distribution?	A shareholder vote approving the separation and distribution was held in the United Kingdom on , 2008. No further action by Cadbury Schweppes shareholders or holders of Cadbury Schweppes ADRs is necessary for you to receive the shares of our common stock to which you are entitled in the distribution. You do not need to pay any consideration to us, Cadbury Schweppes or Cadbury plc. The distribution remains contingent on the approval of the High Court of Justice of England and Wales, as well as certain other conditions described in “The Distribution” and summarized below under “— What are the conditions to the distribution?”

How many shares of our common stock will Cadbury Schweppes shareholders and holders of ADRs receive?	We will distribute shares of our common stock for each Cadbury plc beverage share or shares of our common stock for each Cadbury Schweppes ADR held at the Cadbury plc Reduction of Capital Record Time (as defined under “The Distribution”). Based on approximately million Cadbury Schweppes ordinary shares outstanding as of , 2008, a total of approximately million shares of our common stock will be distributed. For additional information on the distribution, see “The Distribution — Results of the Distribution.”

What are the tax consequences of the receipt of Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock by holders of Cadbury Schweppes ordinary shares?	The receipt of Cadbury plc ordinary shares and of our common stock should not constitute a disposal by a holder of Cadbury Schweppes ordinary shares for U.K. tax purposes, and so no chargeable gain or allowable loss should arise for U.K. tax purposes. Where the amount of cash received in lieu of a fractional share of our common stock is “small” as compared to the value of the holding, a U.K. Holder (as defined under “Material Tax Considerations — U.K. Holders”) may treat the cash received as a deduction from the base cost of the holding of common stock, rather than as a partial disposal of the common stock.

In the case of any U.K. Holder who, alone or together with persons connected with him, holds more than 5% of, or any class of, shares in or debentures of Cadbury Schweppes, it is a condition for this treatment that the separation and distribution are being effected for bona fide commercial reasons and do not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is an avoidance of liability to U.K. corporation tax or capital gains tax.

Cadbury Schweppes has requested a private letter ruling from the U.S. Internal Revenue Service (the “IRS”) that subject to the facts, representations and qualifications contained therein, your receipt of Cadbury plc ordinary shares and our common stock (along with certain related restructuring transactions) will qualify for non-recognition treatment under Sections 355 and 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Under such treatment, a holder of Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs who is a U.S. person for U.S. federal income tax purposes will not incur U.S. federal income tax upon the receipt of Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock. Any cash received in lieu of a fractional share of Cadbury plc ordinary shares or our common stock will generally be treated as capital gain.

See “Material Tax Considerations.”

What are the conditions to the distribution?	The distribution is subject to a number of conditions, including, among others, the approval of Cadbury Schweppes shareholders and the High Court of Justice of England and Wales, the Securities and Exchange Commission (the “SEC”) declaring effective the registration statement of which this information statement forms a part and the completion of the financing related to the distribution. See “The Distribution.”

Does Dr Pepper Snapple Group, Inc. intend to pay dividends on the common stock?	Prior to the effectiveness of the registration statement of which this information statement forms a part, we intend to determine and disclose a policy with respect to the payment of any dividends to our stockholders. See “Dividend Policy.”

Will Dr Pepper Snapple Group, Inc. incur any debt prior to or at the time of the distribution?	We intend to enter into new financing arrangements prior to the completion of the distribution. See “Risk Factors — Risks Related to Our Business — After our separation from Cadbury Schweppes, we will have a significant amount of debt, which could adversely affect our business and our ability to meet our obligations” and “Description of Indebtedness.”

Where will trading begin in the common stock?	There is no current trading market for our common stock. We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “DPS.” After this listing, shares of our common stock will generally be freely-tradable. For additional information regarding the trading of our common stock, see “Risk Factors — Risks Related to Our Common Stock” and “The Distribution — Market for Our Common Stock.”

What will happen to the listing of Cadbury Schweppes ordinary shares and ADRs?	Once the scheme of arrangement becomes effective, Cadbury Schweppes ordinary shares and Cadbury Schweppes ADRs will be delisted from the London Stock Exchange and the New York Stock Exchange, respectively. Ordinary shares of Cadbury plc, the new parent company of Cadbury Schweppes, will be listed on the London Stock Exchange under the symbol “ ” and the Cadbury plc ADRs will be listed on the New York Stock Exchange under the symbol “ .” See “The Distribution — Reorganization of Cadbury Schweppes and Distribution of Shares of Our Common Stock.”

What will be the separation costs?	Cadbury Schweppes currently expects to incur pre-tax separation costs of approximately $ million to $ million in connection with our separation from Cadbury Schweppes, with the possibility that these costs could be higher. Nearly all of these costs will be incurred by Cadbury Schweppes and us prior to the distribution. Except as provided in the agreements to be entered into by Cadbury plc and us in connection with the separation, to the extent additional separation costs are incurred by us after the distribution, they will be our responsibility. In addition, we will incur additional costs on a going-forward basis in connection with operating as a publicly-traded company separate from Cadbury Schweppes. For more information regarding the costs of the separation and our ongoing incremental costs, see “Unaudited Pro Forma Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Are there risks associated with owning Dr Pepper Snapple Group, Inc. common stock?	Our new company will face both general and specific risks and uncertainties relating to our business, our separation from, and ongoing relationship with, Cadbury plc and our being a publicly-traded company following the distribution. You should read carefully “Risk Factors,” beginning on page 15.

Who do I contact for information regarding Dr Pepper Snapple Group, Inc. and the distribution?	You should direct inquiries relating to the distribution to:

Cadbury Schweppes plc 25 Berkeley Square London W1J 6HB United Kingdom Attention: Investor Relations Tel: 011-44-207-830-5124

After the distribution, the transfer agent and registrar for our common stock will be:

Computershare Trust Company, N.A. 250 Royall Street Canton, MA 02021 USA Attention: Jennifer LaGrow Tel: 781-575-2000

Corporate Information

We were incorporated in Delaware on October 24, 2007. The address of our principal executive offices is 5301 Legacy Drive, Plano, Texas 75024. Our telephone number is (972) 673-7000. We were recently formed for the purpose of holding Cadbury Schweppes’ Americas Beverages business in connection with the separation and distribution described herein and had no operations prior to the separation and distribution.

Summary Historical and Unaudited Pro Forma Combined Financial Data

The following table presents our summary historical and unaudited pro forma combined financial data. Our summary historical combined financial data presented below as of December 31, 2006 and January 1, 2006 (the last day of fiscal 2005) and for the three fiscal years 2006, 2005 and 2004 have been derived from our audited combined financial statements, included elsewhere in this information statement. Our summary historical combined balance sheet data presented below as of January 2, 2005 (the last day of fiscal 2004) have been derived from our historical accounting records, which are unaudited. Our summary historical combined financial data presented below as of September 30, 2007 and for each of the nine months ended September 30, 2007 and 2006 have been derived from our unaudited combined financial statements included elsewhere in this information statement, which have been prepared on a basis consistent with our annual audited combined financial statements. In the opinion of our management, such unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of the information set forth therein. The results for the interim periods are not necessarily indicative of the results to be expected for any future period.

Our historical financial data have been prepared on a “carve-out” basis from Cadbury Schweppes’ consolidated financial statements using the historical results of operations, assets and liabilities attributable to Cadbury Schweppes’ Americas Beverages business and including allocations of expenses from Cadbury Schweppes. This historical Cadbury Schweppes’ Americas Beverages information is our predecessor financial information. The results included below and elsewhere in this information statement are not necessarily indicative of our future performance and do not reflect our financial performance had we been an independent, publicly-traded company during the periods presented. You should read this information along with the information included in “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited combined financial statements and the related notes thereto included elsewhere in this information statement.

On May 2, 2006, we acquired approximately 55% of the outstanding shares of Dr Pepper/Seven Up Bottling Group, Inc. (“DPSUBG”), which combined with our pre-existing 45% ownership, resulted in our full ownership of DPSUBG. DPSUBG’s results have been included in the individual line items within our combined financial statements beginning on May 2, 2006. Prior to this date, the existing investment in DPSUBG was accounted for under the equity method and reflected in the line item captioned “equity in earnings of unconsolidated subsidiaries, net of tax.” In addition, on June 9, 2006 we acquired the assets of All American Bottling Company, on August 7, 2006 we acquired Seven Up Bottling Company of San Francisco and on July 11, 2007 we acquired SeaBev. Each of these four acquisitions is included in our combined financial statements beginning on its date of acquisition. There are no adjustments reflected in the summary unaudited pro forma financial data for these acquisitions.

The summary unaudited pro forma financial data has been adjusted to give effect to:

•	the contribution by Cadbury Schweppes of its Americas Beverages business to us;

•	the distribution of million shares of our common stock to shareholders of Cadbury plc;

•	$ million of debt incurred under our new financing arrangements and the associated interest expense and other financing costs; and

•	the repayment of $ million of related party debt and $ million of related party payables, in each case owed by DPS to Cadbury Schweppes.

The unaudited pro forma combined balance sheet data has been prepared as though the separation, distribution and related financing transactions occurred on September 30, 2007. The unaudited pro forma combined statement of operations data for 2006 and the nine months ended September 30, 2007 have been prepared as though the separation, distribution and related financing transactions occurred on January 2, 2006 (the first day of fiscal 2006). The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. The unaudited pro forma combined financial statements are for informational purposes only and are not necessarily indicative of what our financial performance would have been had the separation, distribution and related financing transactions been completed on the dates assumed. They may not reflect the financial performance which would have resulted had we been an independent, publicly-traded company during those periods. In addition, they are not indicative of our future financial performance. For further information regarding the pro forma adjustments described above, see “Unaudited Pro Forma Combined Financial Data” and our audited and unaudited combined financial statements and related notes thereto included elsewhere in this information statement.

					Pro Forma	Historical
					Nine Months Ended
	Pro Forma	Historical			September 30,
	2006	2006	2005	2004	2007	2007	2006
	(Unaudited)				(Unaudited)

Statements of Operations Data:	(In millions, except per share data)
Net sales	$	$4,735	$3,205	$3,065	$	$4,347	$3,380
Cost of sales		1,994	1,120	1,051		1,984	1,399

Gross profit		2,741	2,085	2,014		2,363	1,981

Selling, general and administrative expenses		1,659	1,179	1,135		1,527	1,239
Depreciation and amortization		69	26	10		69	44
Restructuring costs		27	10	36		36	9
Gain on disposal of property and intangible assets		(32)	(36)	(1)		—	(32)

Income from operations		1,018	906	834		731	721

Interest expense		257	210	177		195	189
Interest income		(46)	(40)	(48)		(38)	(35)
Other expense (income)		2	(51)	2		(2)	5

Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy		805	787	703		576	562
Provision for income taxes		298	321	270		218	206

Income before equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy		507	466	433		358	356
Equity in earnings of unconsolidated subsidiaries, net of tax		3	21	13		1	3

Income before cumulative effect of change in accounting policy		510	487	446		359	359
Cumulative effect of change in accounting policy, net of tax		—	10	—		—	—

Net income	$	$510	$477	$446	$	$359	$359

Net income per share — basic(1)	$				$
Net income per share — diluted(2)	$				$
Balance Sheets Data:
Cash and cash equivalents		$35	$28	$19		$34
Total assets		9,346	7,433	7,625		10,896
Current portion of long-term debt		708	404	435		258
Long-term debt		3,084	2,858	3,468		2,969
Other non-current liabilities		1,321	1,013	943		1,381
Total invested equity		3,250	2,426	2,106		4,992

					Pro Forma	Historical
					Nine Months Ended
	Pro Forma	Historical			September 30,
	2006	2006	2005	2004	2007	2007	2006
	(Unaudited)				(Unaudited)
Statements of Cash Flows Data:	(In millions)
Cash provided by (used in):
Operating activities	$	$581	$583	$610	$	$757	$521
Investing activities		(502)	283	184		(1,450)	(550)
Financing activities		(72)	(815)	(799)		691	81
Depreciation expense(3)		94	48	53		89	65
Amortization expense(3)		45	31	31		38	33
Capital expenditures		(158)	(44)	(71)		(123)	(79)
Other Financial Data:
EBITDA(4)	$	$1,158	$1,047	$929	$	$861	$817

(1)	The number of shares used to compute net income per share — basic is , which is the number of shares of our common stock assumed to be outstanding on the distribution date, based on a distribution ratio of shares of our common stock for each Cadbury Schweppes ordinary shares.

(2)	The number of shares used to compute net income per share — diluted is based on the number of shares of our common stock assumed to be outstanding on the distribution date. Net income per share diluted also reflects the potential dilution that could occur if restricted stock units and options granted under equity-based compensation arrangements were exercised or converted into common stock.

(3)	The depreciation and amortization expenses reflected in this section of the table represent our total depreciation and amortization expenses as reflected on our combined statements of cash flows. Depreciation and amortization expenses in our combined statements of operations data are reflected in various line items including “depreciation and amortization,” “cost of sales” and “selling, general and administrative expenses.”

(4)	EBITDA is defined as net income before interest expense, interest income, provision for income taxes, depreciation and amortization. EBITDA is a measure commonly used by financial analysts in evaluating a company’s liquidity. Accordingly, we believe that EBITDA may be useful for investors in assessing our ability to meet our debt service requirements. EBITDA is not a recognized measurement under U.S. GAAP. When evaluating liquidity, investors should not consider EBITDA in isolation of, or as a substitute for, measures of liquidity as determined in accordance with U.S. GAAP, such as net income or net cash provided by operating activities. EBITDA may have material limitations as a liquidity measure because it excludes interest expense, interest income, taxes and depreciation and amortization. Other companies may calculate EBITDA differently, and therefore our EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to net income is provided below.

					Pro Forma	Historical
					Nine Months Ended
	Pro Forma	Historical			September 30,
	2006	2006	2005	2004	2007	2007	2006
	(Unaudited)				(Unaudited)
	(In millions)

Net income	$	$510	$477	$446	$	$359	$359
Interest expense		257	210	177		195	189
Interest income		(46)	(40)	(48)		(38)	(35)
Income taxes		298	321	270		218	206
Depreciation expense		94	48	53		89	65
Amortization expense		45	31	31		38	33

EBITDA	$	$1,158	$1,047	$929	$	$861	$817

Significant Items Affecting Comparability

The table below sets forth certain significant items affecting comparability of our period-to-period income from operations. The comparability of our period-to-period income from operations is also affected by significant acquisitions and disposals, most notably our bottling acquisitions in 2006, and the other factors described in our period-to-period results of operations under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

				Nine Months Ended
				September 30,
	2006	2005	2004	2007	2006
	(In millions)

Restructuring costs	$27	$10	$36	$36	$9
Gain on disposal of assets	(32)	(36)	(1)	—	(32)

Restructuring Costs

In the nine months ended September 30, 2007, the $36 million in expenses was primarily due to restructuring costs associated with the integration of our Bottling Group. In the nine months ended September 30, 2006, the $9 million in expenses was primarily related to costs associated with the integration of our Bottling Group as well as various other cost reduction and efficiency initiatives. The Bottling Group integration and other cost reduction and efficiency initiatives primarily related to the alignment of management information systems, the consolidation of the back office operations from the acquired businesses, the elimination of duplicate employees, and employee relocations.

In 2006, the $27 million in expenses was primarily related to integration costs associated with our bottling acquisitions, similar to those discussed above, as well as outsourcing initiatives related to our back office operations and a reorganization of our information technology functions. The outsourcing initiatives involved the transfer of certain back office functions, such as accounts payable and travel and entertainment management, to a third party provider. In 2005, the $10 million in expenses was primarily related to costs from the restructuring of our four North American businesses (Mott’s, Snapple, Dr Pepper/Seven Up and Mexico) that occurred in 2004 and the further consolidation of our back office operations. In 2004, the $36 million in expenses was primarily related to the restructuring of our four North American businesses into a combined management reporting unit, the creation of a back office operations service center and the closure of our North Brunswick plant.

Gain on Disposal of Assets

In 2006, we recognized a $32 million gain attributed to the disposals of the Grandma’s Molasses brand and Slush Puppie business, which is also reflected in the nine months ended September 30, 2006. In 2005, we recognized a $36 million gain on the disposal of the Holland House brand. In 2004, we recognized a $1 million gain attributed to various asset disposals.

RISK FACTORS

Ownership of our common stock involves risk. You should understand and carefully consider the risks below, as well as all of the other information contained in this information statement, including our financial statements and the related notes. Some of the risks relate to our business while others relate to our separation from Cadbury Schweppes and ownership of our common stock. Our business may be adversely affected by risks and uncertainties not currently known to us. If any of these risks or uncertainties develop into actual events, our business and financial performance (including our financial condition, results of operations and cash flows) could be materially and adversely affected, and the trading price of our common stock could decline.

Risks Related to Our Business

We operate in highly competitive markets.

Our industry is highly competitive. We compete with multinational corporations with significant financial resources, including Coca-Cola and PepsiCo. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. We also compete against a variety of smaller, regional and private label manufacturers. Smaller companies may be more innovative, better able to bring new products to market and better able to quickly exploit and serve niche markets. Our inability to compete effectively could result in a decline in our sales. As a result, we may have to reduce our prices or increase our spending on marketing, advertising and product innovation. Any of these could negatively affect our business and financial performance.

We may not effectively respond to changing consumer preferences, trends, health concerns and other factors.

Consumers’ preferences can change due to a variety of factors, including aging of the population, social trends, negative publicity, economic downturn or other factors. For example, consumers are increasingly concerned about health and wellness, and demand for regular CSDs has decreased as consumers have shifted towards low or no calorie soft drinks and, increasingly, to non-CSDs, such as water, ready-to-drink teas and sports drinks. If we do not effectively anticipate these trends and changing consumer preferences, then quickly develop new products in response, our sales could suffer. Developing and launching new products can be risky and expensive. We may not be successful in responding to changing markets and consumer preferences, and some of our competitors may be better able to respond to these changes, either of which could negatively affect our business and financial performance.

Costs for our raw materials may increase substantially.

The principal raw materials we use in our business are aluminum cans and ends, glass bottles, plastic bottles and caps, paperboard packaging, high fructose corn syrup (“HFCS”) and other sweeteners, juice, fruit, electricity, fuel and water. The cost of the raw materials can fluctuate substantially. For example, aluminum, glass, plastic and HFCS prices increased significantly in 2006 and 2007. In addition, we are significantly impacted by increases in fuel costs due to the large truck fleet we operate in our distribution businesses. Under many of our supply arrangements, the price we pay for raw materials fluctuates along with certain changes in underlying commodities costs, such as aluminum in the case of cans, natural gas in the case of glass bottles, resin in the case of plastic bottles and caps, corn in the case of HFCS and pulp in the case of paperboard packaging. We expect these increases to continue to exert pressure on our costs and we may not be able to pass along any such increases to our customers or consumers, which could negatively affect our business and financial performance.

Certain raw materials we use are available from a limited number of suppliers and shortages could occur.

Some raw materials we use, such as aluminum cans and ends, glass bottles, plastic bottles, HFCS and other ingredients, are available from only a few suppliers. If these suppliers are unable or unwilling to meet our requirements, we could suffer shortages or substantial cost increases. Changing suppliers can require long lead times. The failure of our suppliers to meet our needs could occur for many reasons, including fires, natural disasters, weather, manufacturing problems, disease, crop failure, strikes, transportation interruption, government regulation, political instability and terrorism. A failure of supply could also occur due to suppliers’ financial difficulties, including bankruptcy. Some of these risks may be more acute where the supplier or its plant is located in riskier or less-developed countries or regions. Any significant interruption to supply or cost increase could substantially harm our business and financial performance.

Substantial disruption to production at our beverage concentrates or other manufacturing facilities could occur.

A disruption in production at our beverage concentrates manufacturing facility, which manufactures almost all of our concentrates, could have a material adverse effect on our business. In addition, a disruption could occur at any of our other facilities or those of our suppliers, bottlers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, manufacturing problems, disease, strikes, transportation interruption, government regulation or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and financial performance.

Our products may not meet health and safety standards or could become contaminated.

We have adopted various quality, environmental, health and safety standards. However, our products may still not meet these standards or could otherwise become contaminated. A failure to meet these standards or contamination could occur in our operations or those of our bottlers, distributors or suppliers. This could result in expensive production interruptions, recalls and liability claims. Moreover, negative publicity could be generated from false, unfounded or nominal liability claims or limited recalls. Any of these failures or occurrences could negatively affect our business and financial performance.

Our facilities and operations may require substantial investment and upgrading.

We are engaged in an ongoing program of investment and upgrading in our manufacturing, distribution and other facilities. We expect to incur substantial costs to upgrade or keep up-to-date various facilities and equipment or restructure our operations, including closing existing facilities or opening new ones. If our investment and restructuring costs are higher than anticipated or our business does not develop as anticipated to appropriately utilize new or upgraded facilities, our costs and financial performance could be negatively affected.

Weather and climate changes could adversely affect our business.

Unseasonable or unusual weather or long-term climate changes may negatively impact the price or availability of raw materials, energy and fuel, and demand for our products. Unusually cool weather during the summer months may result in reduced demand for our products and have a negative effect on our business and financial performance.

We depend on a small number of large retailers for a significant portion of our sales.

Food and beverage retailers in the United States have been consolidating. Consolidation has resulted in large, sophisticated retailers with increased buying power. They are in a better position to resist our price increases and demand lower prices. They also have leverage to require us to provide larger, more tailored promotional and product delivery programs. If we, and our bottlers and distributors, do not successfully provide appropriate marketing, product, packaging, pricing and service to these retailers, our product availability, sales and margins could suffer. Certain retailers make up a significant percentage of our products’ retail volume, including volume sold by our bottlers and distributors. For example, Wal-Mart, the largest retailer of our products, represented approximately 9.5% of our net sales in 2006. Some retailers also offer their own private label products that compete with some of our brands. The loss of sales of any of our products in a major retailer could have a material adverse effect on our business and financial performance.

We depend on third-party bottling and distribution companies for a substantial portion of our business.

We generate a substantial portion of our net sales from sales of beverage concentrates to third-party bottling companies. During 2006, approximately two-thirds of our beverage concentrates volume was sold to bottlers that we do not own. Some of these bottlers are partly owned by our competitors, and much of their business comes from selling our competitors’ products. In addition, some of the products we manufacture are distributed by third parties. As independent companies, these bottlers and distributors make their own business decisions. They may have the right to determine whether, and to what extent, they produce and distribute our products, our competitors’ products and their own products. They may devote more resources to other products or take other actions detrimental to our brands. In many cases, they may be able to terminate their bottling and distribution arrangements with us without cause. We may need to increase support for our brands in their territories and may not be able to pass on price increases to them. Their financial condition could also be adversely affected by conditions beyond our control and our business could suffer. Any of these factors could negatively affect our business and financial performance.

Our intellectual property rights could be infringed or we could infringe the intellectual property rights of others and adverse events regarding licensed intellectual property, including termination of distribution rights, could harm our business.

We possess intellectual property that is important to our business. This intellectual property includes ingredient formulas, trademarks, copyrights, patents, business processes and other trade secrets. See “Business — Intellectual Property and Trademarks” for more information. We and third parties, including competitors, could come into conflict over intellectual property rights. Litigation could disrupt our business, divert management attention and cost a substantial amount to protect our rights or defend ourselves against claims. We cannot be certain that the steps we take to protect our rights will be sufficient or that others will not infringe or misappropriate our rights. If we are unable to protect our intellectual property rights, our brands, products and business could be harmed.

We also license various trademarks from third parties and license our trademarks to third parties. In some countries, other companies own a particular trademark which we own in the United States, Canada or Mexico. For example, Dr Pepper is owned by Coca-Cola in certain other countries. Adverse events affecting those third parties or their products could affect our use of the trademark and negatively impact our brands.

In some cases, we license products from third-parties which we distribute. The licensor may be able to terminate the license arrangement upon an agreed period of notice, in some cases without payment to us of any termination fee. The termination of any material license arrangement could adversely affect our business and financial performance. For example, following its acquisition by Coca-Cola on August 30, 2007, Energy Brands, Inc. notified us that it was terminating our distribution agreement for glacéau products.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.

We are party to various litigation claims and legal proceedings. We evaluate these claims and proceedings to assess the likelihood of unfavorable outcomes and estimate, if possible, the amount of potential losses. We may establish a reserve as appropriate based upon assessments and estimates in accordance with our accounting policies. We base our assessments, estimates and disclosures on the information available to us at the time and rely on legal and management judgment. Actual outcomes or losses may differ materially from assessments and estimates. Actual settlements, judgments or resolutions of these claims or proceedings may negatively affect our business and financial performance. For more information, see “Business — Legal Matters.”

We may not comply with applicable government laws and regulations, and they could change.

We are subject to a variety of federal, state and local laws and regulations in the United States, Canada, Mexico and other countries in which we do business. These laws and regulations apply to many aspects of our business including the manufacture, safety, labeling, transportation, advertising and sale of our products. See “Business — Regulatory Matters” for more information regarding many of these laws and regulations. Violations of these laws or regulations could damage our reputation and/or result in regulatory actions with substantial penalties. In addition, any significant change in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations, could result in increased compliance costs or capital expenditures. For example, changes in recycling and bottle deposit laws or special taxes on soft drinks or ingredients could increase our costs. Regulatory focus on the health, safety and marketing of food products is increasing. Certain state warning and labeling laws, such as California’s “Prop 65,” which requires warnings on any product with substances that the state lists as potentially causing cancer or birth defects, could become applicable to our products. Some local and regional governments and school boards have enacted, or have proposed to enact, regulations restricting the sale of certain types of soft drinks in schools. Any violations or changes of regulations could have a material adverse effect on our profitability, or disrupt the production or distribution of our products, and negatively affect our business and financial performance.

We may not be able to renew collective bargaining agreements on satisfactory terms, or we could experience strikes.

Approximately 5,000 of our employees, many of whom are at our key manufacturing locations, are covered by collective bargaining agreements. These agreements typically expire every three to four years at various dates. We may not be able to renew our collective bargaining agreements on satisfactory terms or at all. This could result in strikes or work stoppages, which could impair our ability to manufacture and distribute our products and result in a substantial loss of sales. The terms of existing or renewed agreements could also significantly increase our costs or negatively affect our ability to increase operational efficiency.

We could lose key personnel or may be unable to recruit qualified personnel.

Our performance significantly depends upon the continued contributions of our executive officers and key employees, both individually and as a group, and our ability to retain and motivate them. Our officers and key personnel have many years of experience with us and in our industry and it may be difficult to replace them. If we lose key personnel or are unable to recruit qualified personnel, our operations and ability to manage our business may be adversely affected. We do not have “key person” life insurance for any of our executive officers or key employees.

Benefits cost increases could reduce our profitability.

Our profitability is substantially affected by the costs of pension, postretirement medical and employee medical and other benefits. In recent years, these costs have increased significantly due to factors such as increases in health care costs, declines in investment returns on pension assets and changes in discount rates used to calculate pension and related liabilities. Although we actively seek to control increases, there can be no assurance that we will succeed in limiting future cost increases, and continued upward pressure in these costs could have a material adverse affect on our business and financial performance.

We depend on key information systems and third-party service providers.

We depend on key information systems to accurately and efficiently transact our business, provide information to management and prepare financial reports. We rely on third-party providers for a number of key information systems and business processing services, including hosting our primary data center and processing various accounting, order entry and other transactional services. These systems and services are vulnerable to interruptions or other failures resulting from, among other things, natural disasters, terrorist attacks, software, equipment or telecommunications failures, processing errors, computer viruses, hackers, other security issues or supplier defaults. Security, backup and disaster recovery measures may not be adequate or implemented properly to avoid such disruptions or failures. Any disruption or failure of these systems or services could cause substantial errors, processing inefficiencies, security breaches, inability to use the systems or process transactions, loss of customers or other business disruptions, all of which could negatively affect our business and financial performance.

We may not realize benefits of acquisitions.

We have recently acquired various bottling and distribution businesses and are integrating their operations into our business. We may pursue further acquisitions of independent bottlers and distributors to complement our existing capabilities and further expand the distribution of our brands. We may also pursue acquisition of brands and products to expand our brand portfolio. The failure to successfully identify, make and integrate acquisitions may impede the growth of our business. The timing or success of any acquisition and integration is uncertain, requires significant expenses, and diverts financial and managerial resources away from our existing businesses. We also may not be able to raise the substantial capital required for acquisitions and integrations on satisfactory terms, if at all. In addition, even after an acquisition, we may not be able to successfully integrate an acquired business or brand or realize the anticipated benefits of an acquisition, all of which could have a negative effect on our business and financial performance.

The accounting treatment of goodwill and other identified intangibles could result in future asset impairments losses, which would adversely affect our financial performance.

As of December 31, 2006, we had approximately $9.3 billion of total assets, of which approximately $6.8 billion were intangible assets. Intangible assets include goodwill, and other intangible assets in connection with brands, bottler agreements, distribution rights and customer relationships. We conduct impairment tests on goodwill and all indefinite lived intangible assets annually, as of December 31, or more frequently if circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Our annual impairment analysis, performed as of December 31, 2006, did not result in an impairment charge. For additional information about these intangible assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Goodwill and Other Indefinite Lived Intangible Assets” and our combined financial statements included elsewhere in this information statement.

The impairment tests require us to make an estimate of the fair value of intangible assets. Since a number of factors may influence determinations of fair value of intangible assets, including those set forth in this discussion of “Risk Factors” and in “Special Note Regarding Forward-Looking Statements,” we are unable to predict whether impairments of goodwill or other indefinite lived intangibles will occur in the future. Any such impairment would result in us recognizing a charge to our operating results, which may adversely affect our financial performance.

After our separation from Cadbury Schweppes, we will have a significant amount of debt, which could adversely affect our business and our ability to meet our obligations.

As of September 30, 2007, on a pro forma basis after giving effect to the new financing arrangements that we expect to enter into in connection with the separation and the application of the net proceeds thereof as contemplated under “Unaudited Pro Forma Combined Financial Data” and “Description of Indebtedness,” our total indebtedness would have been $     .

This significant amount of debt could have important consequences to us and our investors, including:

•	requiring a substantial portion of our cash flow from operations to make interest payments on this debt;

•	making it more difficult to satisfy debt service and other obligations;

•	increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry;

•	placing us at a competitive disadvantage to our competitors that may not be as highly leveraged with debt; and

•	limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.

To the extent we become more leveraged, the risks described above would increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay at maturity all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

Risks Related to Our Separation from and Relationship with Cadbury Schweppes

We may not realize the potential benefits from the separation.

We may not realize the benefits that we anticipate from our separation from Cadbury Schweppes. These benefits include the following:

•	allowing our management to focus its efforts on our business and strategic priorities,

•	enabling us to allocate our capital more efficiently,

•	providing us with direct access to the debt and equity capital markets,

•	improving our ability to pursue acquisitions through the use of shares of common stock as consideration,

•	enhancing our market recognition with investors, and

•	increasing our ability to attract and retain employees by providing equity compensation tied to our business.

We may not achieve the anticipated benefits from our separation for a variety of reasons. For example, the process of separating our business from Cadbury Schweppes and operating as an independent public company may distract our management from focusing on our business and strategic priorities. Although as an independent public company we will be able to control how we allocate our capital, we may not succeed in allocating our capital in ways that benefit our business. In addition, although we will have direct access to the debt and equity capital markets following the separation, we may not be able to issue debt or equity on terms acceptable to us or at all. The availability of shares of our common stock for use as consideration for acquisitions also will not ensure that we will be able to successfully pursue acquisitions or that the acquisitions will be successful. Moreover, even with equity compensation tied to our business we may not be able to attract and retain employees as desired. We also may not realize the anticipated benefits from our separation if any of the matters identified as risks in this Risk Factors section were to occur. If we do not realize the anticipated benefits from our separation for any reason, our business may be adversely affected.

Our historical financial performance may not be representative of our financial performance as a separate, stand-alone company.

The historical financial information included in this information statement has been derived from Cadbury Schweppes’ consolidated financial statements and does not reflect what our financial condition, results of operations or cash flows would have been had we operated as a separate, stand-alone company during the periods presented. Cadbury Schweppes currently provides certain corporate functions to us and costs associated with these functions have been allocated to us. These functions include corporate communications, regulatory, human resources and benefits management, treasury, investor relations, corporate controller, internal audit, Sarbanes-Oxley compliance, information technology, corporate legal and compliance, and community affairs. The total amount of these allocations from Cadbury Schweppes was approximately $103 million in the nine months ended September 30, 2007 and approximately $124 million in 2006. In addition to the foregoing corporate allocations, Cadbury Schweppes made other allocations to us totaling $10 million for the nine months ended September 30, 2007 and $18 million for 2006. All of these allocations are based on what we and Cadbury Schweppes considered to be reasonable reflections of the historical levels of the services and support provided to our business. The historical information does not necessarily indicate what our results of operations, financial condition, cash flows or costs and expenses will be in the future as an independent publicly-traded, stand-alone company.

Significant changes are expected to occur in our cost structure, management, financing and business operations as a result of our separation from Cadbury Schweppes. These changes are expected to increase our expenses as we will incur stand-alone costs for services currently provided by Cadbury Schweppes, will need additional personnel to perform services currently provided by Cadbury Schweppes and will incur legal, accounting, compliance and other costs associated with being a public company with listed equity. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Data” and “Our Relationship with Cadbury plc After the Distribution.”

After our separation from Cadbury Schweppes, we may experience increased costs resulting from a decrease in the purchasing power and other operational efficiencies we currently have due to our association with Cadbury Schweppes.

We have been able to take advantage of Cadbury Schweppes’ purchasing power in technology and services, including information technology, media purchasing, insurance, treasury services, property support and, to a lesser extent, the procurement of goods. As a smaller separate, stand-alone company, it may be more difficult for us to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the separation.

Prior to the distribution, we will enter into agreements with Cadbury plc, the new holding company of Cadbury Schweppes, under which Cadbury plc will provide some of these services to us on a transitional basis, for which we will pay Cadbury plc. These services may not be sufficient to meet our needs and, after these agreements with Cadbury plc end, we may not be able to replace these services at all or obtain these services at acceptable prices and terms.

Our ability to operate our business effectively may suffer if we do not cost effectively establish our own financial, administrative and other support functions to operate as a stand-alone company.

Historically, we have relied on certain financial, administrative and other support functions of Cadbury Schweppes to operate our business. With our separation from Cadbury Schweppes, we will need to enhance our own financial, administrative and other support systems. We will also need to rapidly establish our own accounting and auditing policies. Any failure in our own financial or administrative policies and systems could impact our financial performance and could materially harm our business and financial performance.

The obligations associated with being a public company will require significant resources and management attention.

In connection with the separation from Cadbury Schweppes and the distribution of our common stock, we will become subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act of 2002 and we will be required to prepare our financial statements according to accounting principles generally accepted in the United States (“U.S. GAAP”) which differs from our historical method of preparing financials, which was generally pursuant to International Financial Reporting Standard (“IFRS”). In addition, the Exchange Act requires that we file annual, quarterly and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. The Sarbanes-Oxley Act requires that we, among other things, establish and maintain effective internal controls and procedures for financial reporting and we are presently evaluating our existing internal controls in light of the standards adopted by the Public Company Accounting Oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant cost to us and require us to divert substantial resources, including management time, from other activities.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with our 2009 annual report that we will file with the SEC in 2010. In preparation for this, we may identify deficiencies that we may not be able to remediate in time to meet the deadline for compliance with the requirements of Section 404. Our failure to satisfy the requirements of Section 404 on a timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could have a material adverse effect on our business and our common stock.

We are agreeing to indemnify Cadbury plc for certain taxes.

We will enter into a tax-sharing and indemnification agreement with Cadbury plc under which tax liabilities relating to taxable periods before and after the separation and distribution will be computed and apportioned between Cadbury plc and ourselves, and responsibility for payment of those tax liabilities (including any subsequent adjustments to such tax liabilities) will be allocated between Cadbury plc and ourselves. In general, under the terms of the tax-sharing and indemnification agreement, we and Cadbury plc each will be responsible for taxes imposed on our respective business for all taxable periods, whether ending on, before or after the date of the separation and distribution, except that taxes attributable to certain restructuring transactions undertaken in anticipation of the separation and distribution and various other transactions will be specially allocated to (and indemnified against by) Cadbury plc or ourselves depending on the transaction. In addition, we generally will be liable for any liabilities, taxes or other charges that are imposed on Cadbury plc as a result of the separation and distribution (and certain related restructuring transactions) failing to qualify for nonrecognition treatment for U.S. federal income tax purposes, if such failure is the result of a breach by us of any representation or covenant made by us in the tax-sharing and indemnification agreement in respect of these transactions and various other matters, including our failure to continue the active conduct of the historic business relied upon for purposes of the private letter ruling request submitted to the IRS, certain sales of our common stock for cash and taking any action inconsistent with the information and representations furnished to the IRS in connection with the private letter ruling request. As a result, we could have significant indemnification obligations to Cadbury plc with respect to tax liabilities. Further, although we have agreed to share certain tax liabilities with Cadbury plc pursuant to the tax-sharing and indemnification agreement, we may be liable at law to a taxing authority for some of these tax liabilities and, if Cadbury plc were to default on their obligations to us, we would be liable for the entire amount of these liabilities. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our allocated share of tax liabilities.

The receipt of our common stock could be a taxable transaction for U.S. persons.

The receipt of Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock by holders of Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs (and certain related restructuring transactions) is intended to qualify for non-recognition treatment under Sections 355 and 368(a)(1)(F) of the Internal Revenue Code. Cadbury Schweppes has requested a private letter ruling from the IRS that, subject to the facts, representations and qualifications contained therein, the receipt of Cadbury plc ordinary shares and our common stock by Cadbury Schweppes stockholders (along with certain related restructuring transactions) will qualify for non-recognition treatment under Sections 355 and 368(a)(1)(F) of the Internal Revenue Code. Notwithstanding any eventual private letter ruling, the IRS could determine on audit that the receipt of Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock should not qualify for nonrecognition treatment because, for example, one or more of the controlling facts or representations set forth in the private letter ruling request was not complete, or as a result of certain actions taken after the separation. If, contrary to any eventual private letter ruling, the receipt of our common stock ultimately is determined not to qualify for nonrecognition treatment under Section 355 of the Internal Revenue Code, a holder of Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs who is a U.S. person for U.S. federal income tax purposes generally would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock (at the time of distribution) that is received by such stockholder and the amount of cash received in lieu of a fractional share of our common stock (without reduction for any portion of their tax basis in their Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs), which amount would be taxable as a dividend for U.S. federal income tax purposes (provided, as is expected, Cadbury plc has sufficient current and accumulated earnings and profits (including current and accumulated earnings and profits of Cadbury Schweppes) as determined for U.S. federal income purposes, or, if not so determined, dividend treatment will be presumed).

Risks Related to Our Common Stock

Our common stock has no existing public market and the price of our common stock may be subject to volatility.

Prior to the distribution, there will be no trading market for our common stock and you will not be able to buy or sell our common stock publicly. Although we intend to apply to have our common stock authorized for listing on the New York Stock Exchange, we cannot predict the extent to which an active trading market for our common stock will develop or be sustained after the distribution.

We have not and will not set the initial price of our common stock. The initial price will be established by the public markets. We cannot predict the price at which our common stock will trade after the distribution. In fact, the combined trading prices after the separation of the shares of our common stock and the Cadbury plc ordinary shares that each Cadbury Schweppes shareholder receives in connection with the separation may not equal the trading price of a Cadbury Schweppes ordinary share immediately prior to the separation. The price at which our common stock trades is likely to fluctuate significantly, particularly until an orderly public market develops. Even if an orderly and active trading market for our common stock develops, the market price of our common stock could be subject to significant volatility due to factors such as:

•	general economic trends and other external factors;

•	changes in our earnings or operating results;

•	success or failure of our business strategies;

•	failure of our financial performance to meet securities analysts’ expectations;

•	our ability to obtain financing as needed;

•	introduction of new products by us or our competitors;

•	changes in conditions or trends in our industry, markets or customers;

•	changes in governmental regulation;

•	depth and liquidity of the market for our common stock; and

•	our operating performance and that of our competitors.

In the past, the stock markets have experienced significant price and volume fluctuations. Such fluctuations in the future could result in volatility in the trading price of our common stock.

Following the distribution, substantial sales of our common stock could cause our stock price to decline.

Sales of substantial amounts of our common stock (or shares issuable upon exercise of options), or the perception that these sales may occur, may cause the price of our common stock to decline and impede our ability to raise capital through the issuance of equity securities in the future. Based on the distribution ratio and the number of shares of Cadbury Schweppes common stock outstanding as of     , we expect that immediately following the distribution, there will be approximately      shares of our common stock outstanding. All of these shares will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), subject to restrictions that may be applicable to our “affiliates,” as that term is defined in Rule 144 of the Securities Act.

Index funds tied to the Standard & Poor’s 500 Index and other indices that hold shares of Cadbury Schweppes common stock likely will be required to sell their shares of our common stock received in the distribution to the extent we are not included in the index. In addition, a significant percentage of the shareholders of Cadbury Schweppes are not resident in the United States. Many of these shareholders may sell their shares immediately following the distribution. The sale of significant amounts of our common stock for the above or other reasons, or the perception that such sales will occur, may cause the price of our common stock to decline.

Provisions in Delaware law and our certificate of incorporation and by-laws could delay and discourage takeover attempts that stockholders may consider favorable.

Certain provisions in Delaware law and our certificate of incorporation and by-laws may make it more difficult for or prevent a third party from acquiring control of us or changing our board of directors. These provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices, or could deter potential acquirers or prevent the completion of a transaction in which our stockholders could receive a substantial premium over the then-current market price for their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements including, in particular, statements about future events, future financial performance, plans, strategies, expectations, prospects, competitive environment, regulation and availability of raw materials. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “plan,” “intend” or the negative of these terms or similar expressions in this information statement. We have based these forward-looking statements on our current views with respect to future events and financial performance. Our actual financial performance could differ materially from those projected in the forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections, and our financial performance may be better or worse than anticipated. Given these uncertainties, you should not put undue reliance on any forward-looking statements.

Our forward-looking statements are subject to risks and uncertainties, including:

•	the highly competitive markets in which we operate and our ability to compete with companies that have significant financial resources;

•	changes in consumer preferences, trends and health concerns;

•	increases in cost of materials or supplies used in our business;

•	shortages of materials used in our business;

•	substantial disruption at our beverage concentrates manufacturing facility or our other manufacturing facilities;

•	our products meeting health and safety standards or contamination of our products;

•	need for substantial investment and restructuring at our production, distribution and other facilities;

•	weather and climate changes;

•	maintaining our relationships with our large retail customers;

•	dependence on third-party bottling and distribution companies;

•	infringement of our intellectual property rights by third parties, intellectual property claims against us or adverse events regarding licensed intellectual property;

•	litigation claims or legal proceedings against us;

•	our ability to comply with, or changes in, governmental regulations in the countries in which we operate;

•	strikes or work stoppages;

•	our ability to retain or recruit qualified personnel;

•	increases in the cost of employee benefits;

•	disruptions to our information systems and third-party service providers;

•	failure of our acquisition and integration strategies;

•	future asset impairments;

•	need to service a significant amount of debt;

•	completing our current organizational restructuring;

•	risks relating to our separation from and relationship with Cadbury Schweppes;

•	risks relating to our agreement to indemnify, and be indemnified by, Cadbury plc for certain taxes; and

•	other factors discussed under “Risk Factors” and elsewhere in this information statement.

Forward-looking statements represent our estimates and assumptions only as of the date that they were made. We do not undertake any duty to update the forward-looking statements, and the estimates and assumptions associated with them, after the date of this information statement, except to the extent required by applicable securities laws. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed above and under “Risk Factors” and elsewhere in this information statement. These risk factors may not be exhaustive as we operate in a continually changing business environment with new risks emerging from time to time that we are unable to predict or that we currently do not expect to have a material adverse effect on our business. You should carefully read this information statement in its entirety as it contains important information about our business and the risks we face.

DIVIDEND POLICY

Prior to the effectiveness of the registration statement of which this information statement is a part, we intend to determine and disclose a policy with respect to the payment of any dividends to our stockholders.

CAPITALIZATION

The following table presents our capitalization and cash and cash equivalents as of September 30, 2007:

•	on an actual basis

•	on a pro forma basis after giving effect to the adjustments described in “Unaudited Pro Forma Combined Financial Data.”

The information below is not necessarily indicative of what our capitalization and cash and cash equivalents would have been had the separation, distribution and related financing transactions been completed as of September 30, 2007. In addition, it is not indicative of our future capitalization and cash and cash equivalents, results of operations or financial condition. This table should be read in conjunction with “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our audited and unaudited combined financial statements and the related notes thereto included elsewhere in this information statement.

	September 30, 2007
	Historical	Pro Forma
	(In millions)

Cash and cash equivalents	$34	$

Debt:
Short-term debt:
Debt payable to Cadbury Schweppes	$218	$
Payable to Cadbury Schweppes	509
Debt payable to third parties	40
Long-term debt (excluding current maturities):
Debt payable to Cadbury Schweppes	2,946
Debt payable to third parties	23
New financing arrangements	—

Total debt	3,736

Total invested equity	4,992

Total capitalization	$8,728	$

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents our selected historical combined financial data. Our selected historical combined financial data presented below as of December 31, 2006 and January 1, 2006 (the last day of fiscal 2005) and for the three fiscal years 2006, 2005 and 2004 have been derived from our audited combined financial statements, included elsewhere in this information statement. Our selected historical combined balance sheet data presented below as of January 2, 2005 (the last day of fiscal 2004) have been derived from our historical accounting records, which are unaudited. Our selected historical combined financial data presented below as of September 30, 2007 and for each of the nine months September 30, 2007 and 2006 have been derived from our unaudited combined financial statements included elsewhere in this information statement, which have been prepared on a basis consistent with our annual audited combined financial statements. In the opinion of our management, such unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for the fair presentation of the information set forth therein. The results for the interim periods are not necessarily indicative of the results that may be expected for any future period.

Our historical financial data have been prepared on a “carve-out” basis from Cadbury Schweppes’ consolidated financial statements using the historical results of operations, assets and liabilities attributable to Cadbury Schweppes’ Americas Beverages business and including allocations of expenses from Cadbury Schweppes. This historical Cadbury Schweppes’ Americas Beverages information is our predecessor financial information. The results included below and elsewhere in this document are not necessarily indicative of our future performance and do not reflect our financial performance had we been an independent, publicly-traded company during the periods presented. You should read this information along with the information included in “Unaudited Pro Forma Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited combined financial statements and the related notes thereto included elsewhere in this information statement.

On May 2, 2006, we acquired approximately 55% of the outstanding shares of DPSUBG, which combined with our pre-existing 45% ownership, resulted in our full ownership of DPSUBG. DPSUBG’s results have been included in the individual line items within our combined financial statements beginning on May 2, 2006. Prior to this date, the existing investment in DPSUBG was accounted for under the equity method and reflected in the line item captioned “equity in earnings of unconsolidated subsidiaries, net of tax.” In addition, on June 9, 2006 we acquired the assets of All American Bottling Company, on August 7, 2006 we acquired Seven Up Bottling Company of San Francisco and on July 11, 2007 we acquired SeaBev. Each of these four acquisitions is included in our combined financial statements beginning on its date of acquisition. There are no adjustments reflected in the summary unaudited pro forma financial data for these acquisitions.

Our financial data for the years ended December 31, 2003 and 2002 have been omitted from this information statement because they are not available without unreasonable effort and expense. We believe the omission of the financial data for the years ended December 31, 2003 and 2002 does not have a material impact on the understanding of our financial performance and related trends.

				Nine Months Ended
				September 30,
	2006	2005	2004	2007	2006
	(In millions, except per share data)

Statements of Operations Data:
Net sales	$4,735	$3,205	$3,065	$4,347	$3,380
Cost of sales	1,994	1,120	1,051	1,984	1,399

Gross profit	2,741	2,085	2,014	2,363	1,981

Selling, general and administrative expenses	1,659	1,179	1,135	1,527	1,239
Depreciation and amortization	69	26	10	69	44
Restructuring costs	27	10	36	36	9
Gain on disposal of property and intangible assets	(32)	(36)	(1)	—	(32)

Income from operations	1,018	906	834	731	721

Interest expense	257	210	177	195	189
Interest income	(46)	(40)	(48)	(38)	(35)
Other expense (income)	2	(51)	2	(2)	5

Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	805	787	703	576	562
Provision for income taxes	298	321	270	218	206

Income before equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	507	466	433	358	356
Equity in earnings of unconsolidated subsidiaries, net of tax	3	21	13	1	3

Income before cumulative effect of change in accounting policy	510	487	446	359	359
Cumulative effect of change in accounting policy, net of tax	—	10	—	—	—

Net income	$510	$477	$446	$359	$359

Balance Sheets Data:
Cash and cash equivalents	$35	$28	$19	$34
Total assets	9,346	7,433	7,625	10,896
Current portion of long-term debt	708	404	435	258
Long-term debt	3,084	2,858	3,468	2,969
Other non-current liabilities	1,321	1,013	943	1,381
Total invested equity	3,250	2,426	2,106	4,992

Statements of Cash Flows Data:
Cash provided by (used in):
Operating activities	$581	$583	$610	$757	$521
Investing activities	(502)	283	184	(1,450)	(550)
Financing activities	(72)	(815)	(799)	691	81
Depreciation expense(1)	94	48	53	89	65
Amortization expense(1)	45	31	31	38	33
Capital expenditures	(158)	(44)	(71)	(123)	(79)

Other Financial Data:
EBITDA(2)	$1,158	$1,047	$929	$861	$817

(1)	The depreciation and amortization expenses reflected in this section of the table represent our total depreciation and amortization expenses as reflected on our combined statements of cash flows. Depreciation and amortization expenses in our combined statements of operations data are reflected in various line items including “depreciation and amortization,” “cost of sales” and “selling, general and administrative expenses.”

(2)	EBITDA is defined as net income before interest expense, interest income, provision for income taxes, depreciation and amortization. EBITDA is a measure commonly used by financial analysts in evaluating a company’s liquidity. Accordingly, we believe that EBITDA may be useful for investors in assessing our ability to meet our debt service requirements. EBITDA is not a recognized measurement under U.S. GAAP. When evaluating liquidity, investors should not consider EBITDA in isolation of, or as a substitute for, measures of liquidity as determined in accordance with U.S. GAAP, such as net income or net cash provided by operating activities. EBITDA may have material limitations as a liquidity measure because it excludes interest expense, interest income, taxes and depreciation and amortization. Other companies may calculate EBITDA differently, and therefore our EBITDA may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to net income is provided below.

				Nine Months Ended
				September 30,
	2006	2005	2004	2007	2006
	(In millions)

Net income	$510	$477	$446	$359	$359
Interest expense	257	210	177	195	189
Interest income	(46)	(40)	(48)	(38)	(35)
Income taxes	298	321	270	218	206
Depreciation expense	94	48	53	89	65
Amortization expense	45	31	31	38	33

EBITDA	$1,158	$1,047	$929	$861	$817

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

The following tables present our unaudited pro forma combined financial data and reflects adjustments to our historical combined financial statements to give effect to our separation from Cadbury Schweppes, the distribution of our shares of common stock and related financing transactions. The unaudited pro forma combined balance sheet data as of September 30, 2007 has been prepared as though the separation, distribution and related financing transactions occurred on September 30, 2007. The unaudited pro forma combined statement of operations data for the year ended December 31, 2006 and the nine months ended September 30, 2007 have been prepared as though the separation, distribution and related financing transactions occurred on January 2, 2006 (the first day of fiscal 2006). The pro forma adjustments are based upon available information and assumptions that we believe are reasonable.

Cadbury Schweppes currently provides certain corporate functions to us and costs associated with these functions have been allocated to us. These functions include corporate communications, regulatory, human resources and benefits management, treasury, investor relations, corporate controller, internal audit, Sarbanes-Oxley compliance, information technology, corporate legal and compliance and community affairs. The total cost of these allocations from Cadbury Schweppes was approximately $103 million in the nine months ended September 30, 2007 and approximately $124 million in 2006. As an independent publicly-traded company, and effective as of our separation from Cadbury Schweppes, we will assume responsibility for the costs for these functions. We expect, subject to the finalization of our plans, that our total annual costs for these functions, together with other independent publicly-traded company costs not previously paid by Cadbury Schweppes, will be in the range of $      million to $      million in 2008 (representing incremental expenses in the range of $      million to $      million). These incremental anticipated costs are not reflected in our historical combined financial statements or in our pro forma financial data presented below. In addition, we may lose the benefits of combined purchasing power with Cadbury Schweppes for some supplies and services.

The unaudited pro forma combined financial data has been adjusted to give effect to:

•	the contribution by Cadbury Schweppes of its Americas Beverages business to us;

•	the distribution of million shares of our common stock to shareholders of Cadbury plc;

•	$ million of debt incurred under new financing arrangements and the associated interest expense and other financing costs; and

•	the repayment of $ million of related party debt and $ million of related party payables, in each case, owed by DPS to Cadbury Schweppes.

These unaudited pro forma combined financial data are for informational purposes only and are not necessarily indicative of what our financial performance would have been had the separation, distribution and related financing transactions been completed on the dates assumed. They may not reflect the financial performance that would have resulted had we been operating as an independent, publicly-traded company during those periods. In addition, they are not indicative of our financial performance.

On May 2, 2006, we acquired approximately 55% of the outstanding shares of DPSUBG, which combined with our pre-existing 45% ownership, resulted in our full ownership of DPSUBG. DPSUBG’s results have been included in our combined financial statements beginning on May 2, 2006. Prior to this date, the existing investment in DPSUBG was accounted for under the equity method and reflected in the line item captioned “equity in earnings of unconsolidated subsidiaries, net of tax.” In addition, on June 9, 2006 we acquired the assets of All American Bottling Company, on August 7, 2006 we acquired Seven Up Bottling Company of San Francisco and on July 11, 2007 we acquired SeaBev. Each of these four acquisitions is included in our combined financial statements beginning on its date of acquisition. There are no adjustments reflected in the summary unaudited pro forma financial data for these acquisitions.

The following unaudited pro forma combined financial statements should be read in conjunction with “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical audited and unaudited combined financial statements and the related notes thereto included elsewhere in this information statement.

Dr Pepper Snapple Group, Inc.

Unaudited Pro Forma Combined Statement of Operations
For the Year Ended December 31, 2006

	Historical	Adjustments	Pro Forma
	(In millions except per share amounts)

Net sales	$4,735	$	$
Cost of sales	1,994

Gross profit	2,741

Selling, general and administrative expenses	1,659
Depreciation and amortization	69
Restructuring costs	27
Gain on disposal of property and intangible assets	(32)

Income from operations	1,018

Interest expense	257
Interest income	(46)
Other expense	2

Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries	805
Provision for income taxes	298

Income before equity in earnings of unconsolidated subsidiaries	507
Equity in earnings of unconsolidated subsidiaries, net of tax	3

Net income	$510	$	$

Net income per share — basic(1)			$
Net income per share — diluted(2)			$

See Notes to Unaudited Pro Forma Combined Financial Data

Dr Pepper Snapple Group, Inc.

Unaudited Pro Forma Combined Statement of Operations
For the Nine Months Ended September 30, 2007

	Historical	Adjustments	Pro Forma
	(In millions, except per share amounts)

Net sales	$4,347	$	$
Cost of sales	1,984

Gross profit	2,363

Selling, general and administrative expenses	1,527
Depreciation and amortization	69
Restructuring costs	36

Income from operations	731

Interest expense	195
Interest income	(38)
Other expense	(2)

Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries	576
Provision for income taxes	218

Income before equity in earnings of unconsolidated subsidiaries	358
Equity in earnings of unconsolidated subsidiaries, net of tax	1

Net income	$359	$	$

Net income per share — basic(1)			$
Net income per share — diluted(2)			$

See Notes to Unaudited Pro Forma Combined Financial Data

Dr Pepper Snapple Group, Inc.

Unaudited Pro Forma Combined Balance Sheet
As of September 30, 2007

	Historical	Adjustments	Pro Forma
	(In millions)

Assets
Current assets:
Cash and cash equivalents	$34	$	$
Accounts receivable:
Trade (net of allowance of $21)	609
Other	30
Related party receivable	11
Note receivable from related party	1,931
Inventories	352
Deferred tax assets	57
Prepaid and other current assets	94

Total current assets	3,118
Property, plant and equipment, net	795
Investment in unconsolidated subsidiaries	14
Goodwill, net	3,211
Other intangible assets, net	3,635
Other non-current assets	95
Non-current deferred tax assets	28

Total assets	$10,896	$	$

Liabilities and Invested Equity
Current liabilities:
Accounts payable and accrued expenses	$763	$	$
Related party payable	509
Current portion of long-term debt payable to third party	40
Current portion of long-term debt payable to related parties	218
Income taxes payable	24

Total current liabilities	1,554
Long-term debt payable to third party	23
Long-term debt payable to related parties	2,946
Deferred tax liabilities	1,267
Other non-current liabilities	114

Total liabilities	5,904
Commitments and contingencies
Cadbury Schweppes’ net investment	4,964
Accumulated other comprehensive income	28

Total invested equity	4,992

Total liabilities and invested equity	$10,896	$	$

See Notes to Unaudited Pro Forma Combined Financial Data

Notes to Unaudited Pro Forma Combined Financial Data

(1) The number of shares used to compute net income per share — basic is based on the number of shares of our common stock assumed to be outstanding on the distribution date, based on a distribution ratio of           shares of our common stock for each Cadbury Schweppes ordinary share.

(2) The number of shares used to compute diluted earnings per share is based on the number of shares of our common stock assumed to be outstanding on the distribution date. Net income per share — diluted also reflects the potential dilution that could occur if restricted stock units and options granted under equity-based compensation arrangements were exercised or converted into common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our audited and unaudited combined financial statements and related notes and our unaudited pro forma combined financial data included elsewhere in this information statement. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of various factors including the factors we describe under “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and elsewhere in this information statement.

The fiscal years presented in this section are the 52-week period ended December 31, 2006, which we refer to as “2006,” the 52-week period ended January 1, 2006, which we refer to as “2005,” and the 53-week period ended January 2, 2005, which we refer to as “2004.” The year end dates represent the Sunday closest to December 31 of each year. Effective 2006, our fiscal year ends on December 31 of each year. We refer to the fiscal period from January 1, 2007 to September 30, 2007 as the “nine months ended September 30, 2007,” and from January 2, 2006 to September 30, 2006 as the “nine months ended September 30, 2006.” References in the financial tables to percentage changes that are not meaningful are denoted by “NM.”

Overview

We are a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada and Mexico with a diverse portfolio of flavored CSDs and non-CSDs, including ready-to-drink teas, juices, juice drinks and mixers. Our brand portfolio includes popular CSD brands such as Dr Pepper, 7UP, Sunkist, A&W, Canada Dry, Schweppes, Squirt and Peñafiel, and non-CSD brands such as Snapple, Mott’s, Hawaiian Punch, Clamato, Mr & Mrs T, Margaritaville and Rose’s. Our largest brand, Dr Pepper, is the #2 selling flavored CSD in the United States according to ACNielsen. We have some of the most recognized beverage brands in North America, with significant consumer awareness levels and long histories that evoke strong emotional connections with consumers.

We operate primarily in the United States, Mexico and Canada, the first, second and tenth largest beverage markets, respectively, by CSD volume, according to Beverage Digest and Canadean. We also distribute our products in the Caribbean. In 2006, 88% of our net sales were generated in the United States, 4% in Canada and 8% in Mexico and the Caribbean.

Our Business Model

We operate as a brand owner, a bottler and a distributor through our five segments as follows:

•	our Beverage Concentrates segment is a brand ownership business;

•	our Finished Goods segment is a brand ownership and a bottling business and, to a lesser extent, a distribution business;

•	our Bottling Group segment is a bottling and distribution business;

•	our Snapple Distributors segment is a distribution business; and

•	our Mexico and the Caribbean segment is a brand ownership and a bottling and distribution business.

Our Brand Ownership Businesses.  As a brand owner, we build our brands by promoting brand awareness through marketing, advertising and promotion, and by developing new and innovative products and product line extensions that address consumer preferences and needs. As the owner of the formulas and proprietary know-how required for the preparation of beverages, we manufacture, sell and distribute beverage concentrates and syrups used primarily to produce CSDs and we manufacture, bottle, sell and distribute primarily non-CSD finished beverages. Most of our sales of beverage concentrates are to bottlers who manufacture, bottle, sell and distribute our branded products into retail channels. Approximately one-third of our U.S. beverage concentrates by volume are sold to our Bottling Group, with the balance being sold to third-party bottlers affiliated with Coca-Cola or PepsiCo, as well as independent bottlers. We also manufacture, sell and distribute syrups for use in beverage fountain dispensers to restaurants and retailers, as well as to fountain wholesalers, who resell it to restaurants and retailers. In addition, we distribute non-CSD finished beverages through ourselves and through third-party distributors.

Our beverage concentrates and syrup brand ownership businesses are characterized by relatively low capital investment, raw materials and employee costs. Although the cost of building or acquiring an established brand can be significant, established brands typically do not require significant ongoing expenditures, other than marketing, and therefore generate relatively high margins. Our finished beverages brand ownership business has characteristics of both of our beverage concentrates and syrup brand ownership businesses as well as our bottling and distribution businesses discussed below.

Our Bottling and Distribution Businesses.  We manufacture, bottle, sell and distribute CSD finished beverages from concentrates and non-CSD finished beverages and products mostly from ingredients other than concentrates. We sell and distribute finished beverages and other products primarily into retail channels either directly to retail shelves or to warehouses through our large fleet of delivery trucks or through third party logistics providers.

Our bottling and distribution businesses are characterized by relatively high capital investment, raw material, selling and distribution costs, in each case compared to our beverage concentrates and syrup brand ownership businesses. Our capital costs include investing in, and maintaining, our manufacturing and warehouse equipment and facilities. Our raw material costs include purchasing concentrates, ingredients and packaging materials (including cans and bottles) from a variety of suppliers. Our selling and distribution costs include significant costs related to operating our large fleet of delivery trucks (including fuel) and employing a significant number of employees to sell and deliver finished beverages and other products to retailers. As a result of the high fixed costs associated with these types of businesses, we are focused on maintaining an adequate level of volumes as well as controlling capital expenditures, raw material, selling and distribution costs. In addition, geographic proximity to our customers is a critical component of managing the high cost of transporting finished beverages relative to their retail price. The profitability of the bottling and distribution businesses is also dependent upon our ability to sell our products into higher margin channels. As a result of the foregoing, the margins of our bottling and distribution businesses are significantly lower than those of our brand ownership businesses. In light of the largely fixed cost nature of the bottling and distribution businesses, increases in costs, for example raw materials tied to commodity prices, could have a significant negative impact on the margins of our businesses.

Approximately three-fourths of our 2006 Bottling Group net sales of branded products come from our own brands, with the remaining from the distribution of third-party brands such as Monster energy drink, FIJI mineral water and Big Red soda. In addition, a small portion of our Bottling Group sales come from bottling beverages and other products for private label owners or others for a fee (which we refer to as co-packing).

Integrated Business Model.  We believe our brand ownership, bottling and distribution are more integrated than the U.S. operations of our principal competitors and that this differentiation provides us with a competitive advantage. We believe our integrated business model:

•	Strengthens our route-to-market by creating a third consolidated bottling system, our Bottling Group, in addition to the Coca-Cola affiliated and PepsiCo affiliated systems. In addition, by owning a significant portion of our bottling and distribution network we are able to improve focus on our brands, especially certain of our brands such as 7UP, Sunkist, A&W and Snapple, which do not have a large presence in the Coca-Cola affiliated and PepsiCo affiliated bottler systems.

•	Provides opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. For example, we can focus on maximizing profitability for our company as a whole rather than focusing on profitability generated from either the sale of concentrates or the bottling and distribution of our products.

•	Enables us to be more flexible and responsive to the changing needs of our large retail customers, including by coordinating sales, service, distribution, promotions and product launches.

•	Allows us to more fully leverage our scale and reduce costs by creating greater geographic manufacturing and distribution coverage.

Trends Affecting our Business

According to Beverage Digest, in 2006, the U.S. CSD market segment grew by 2.9% in retail sales, despite a 0.6% decline in total CSD volume. The U.S. non-CSD volume and sales increased by 13.2% and 14.8%, respectively, in 2006. In addition, non-CSDs experienced strong volume growth over the last five years with their share of the overall U.S. liquid refreshment beverage market increasing from 12.7% in 2001 to 16.3% in 2006.

We believe the key trends influencing the North American liquid refreshment beverage market include:

•	Increased health consciousness. We believe the main beneficiaries of this trend include diet drinks, ready-to-drink teas, enhanced waters and bottled waters.

•	Changes in lifestyle. We believe changes in lifestyle will continue to drive increased sales of single-serve beverages, which typically have higher margins.

•	Growing demographic segments in the United States. We believe marketing and product innovations that target fast growing population segments, such as the Hispanic community in the United States, will drive further market growth.

•	Product and packaging innovation. We believe brand owners and bottling companies will continue to create new products and packages such as beverages with new ingredients and new premium flavors, as well as innovative convenient packaging that address changes in consumer tastes and preferences.

•	Changing retailer landscape. As retailers continue to consolidate, we believe retailers will support consumer product companies that can provide an attractive portfolio of products, a strong value proposition and efficient delivery.

•	Recent increases in raw material costs. The costs of a substantial proportion of the raw materials used in the beverage industry are dependent on commodity prices for aluminum, natural gas, resins, corn, pulp and other commodities. Recently, these costs on the whole have increased significantly and this has exerted pressure on industry margins.

Seasonality

The beverage market is subject to some seasonal variations. Our beverage sales are generally higher during the warmer months and also can be influenced by the timing of holidays and religious festivals as well as weather fluctuations.

Recent Developments

Organizational Restructuring

On October 10, 2007, we announced a restructuring of our organization that is intended to create a more efficient organization. This restructuring will result in a reduction of approximately 470 employees in our corporate, sales and supply chain functions located in the United States, Canada and Mexico. The restructuring will also include the closure of two manufacturing facilities. The employee reductions and facilities closures are expected to be completed by June 2008.

As a result of this restructuring, we expect to recognize a charge of approximately $70 million primarily in 2007, with the balance in 2008. We expect this restructuring to generate annual cost savings of approximately $70 million, most of which are expected to be realized in 2008 with the full annual benefit realized from 2009 onwards. As part of this restructuring, our Bottling Group segment has assumed management and operational control of our Snapple Distributors segment. These operations are currently being integrated and will be reported in our 2007 annual results as a single segment.

Accelerade Launch

We launched our new, ready-to-drink Accelerade sports drink in the first half of 2007. The launch represented an introduction of a new product into a new beverage category for us, and has been supported by significant national product placement and marketing investments, predominantly in the third quarter. Net sales have been well below expectations despite these investments. We incurred an operating loss of approximately $40 million from the Accelerade launch in the nine months ended September 30, 2007. Going forward, we intend to focus Accelerade exclusively on targeted channels and classes of trade and accounts where we expect the product to be financially viable.

Glacéau Termination

Following its acquisition by Coca-Cola, on August 30, 2007, Energy Brands, Inc. notified us that it was terminating our distribution agreements for glacéau products, including vitaminwater, fruitwater and smartwater, effective November 2, 2007. Pursuant to the terms of the agreement, we received a payment of approximately $92 million from Energy Brands, Inc. for this termination in December 2007. Our glacéau net sales for the nine months ended September 30, 2007 were approximately $200 million and are reflected in our Bottling Group and Snapple Distributors segments.

Significant Acquisitions

Our Bottling Group was created through the acquisition of several bottling businesses. On May 2, 2006, we acquired approximately 55% of the outstanding shares of DPSUBG, which combined with our pre-existing 45% ownership, resulted in our full ownership of DPSUBG. The purchase price consisted of $370 million in cash and we assumed debt of $651 million in connection with this acquisition.

DPSUBG’s results have been included in the individual line items within our combined financial statements beginning on May 2, 2006. Prior to this date, the existing investment in DPSUBG was accounted for under the equity method and reflected in the line item captioned “equity in earnings of unconsolidated subsidiaries, net of tax” in our combined statements of operations.

On June 9, 2006, we acquired the assets of All American Bottling Company for $58 million, and on August 7, 2006, we acquired Seven Up Bottling Company of San Francisco for $51 million. On July 11, 2007, we acquired SeaBev for approximately $53 million. Each of these acquisitions is included in our combined statements of operations beginning on its date of acquisition.

We refer to the foregoing four acquisitions as our “bottling acquisitions,” and they are reported in our combined financial statements collectively as our Bottling Group segment. We previously have referred to our Bottling Group segment as the Cadbury Schweppes Bottling Group. These bottling acquisitions have had an impact on our results of operations and therefore impact the comparability of our pre- and post-acquisition period results.

Our Separation from Cadbury Schweppes

On March 15, 2007, Cadbury Schweppes announced that its board of directors had approved a plan to separate its Americas Beverages business from its global confectionery business. The Americas Beverages business consists of Cadbury Schweppes’ beverage business in the United States, Canada, Mexico and the Caribbean. Upon separation, DPS will own the Americas Beverages business currently owned by Cadbury Schweppes and its subsidiaries, and shares of our common stock will be distributed to holders of Cadbury Schweppes ordinary shares and ADRs.

Our historical financial statements have been prepared on a combined basis from Cadbury Schweppes’ consolidated financial statements using the historical results of operations and assets and liabilities attributed to Cadbury Schweppes’ Americas Beverages business and including allocations of expenses from Cadbury Schweppes. Our combined financial statements are presented in U.S. dollars, and have been prepared in accordance with U.S. GAAP. Our segment information has been prepared and presented on the basis which management uses to assess the performance of our segments, which is principally in accordance with IFRS. Our consolidated and segment results are not necessarily indicative of our future performance and do not reflect what our financial performance would have been had we been an independent publicly-traded company during the periods presented.

Cadbury Schweppes currently provides certain corporate functions to us and costs associated with these functions have been allocated to us. These functions include corporate communications, regulatory, human resources and benefits management, treasury, investor relations, corporate controller, internal audit, Sarbanes-Oxley compliance, information technology, corporate legal and compliance, and community affairs. The total amount of these allocations from Cadbury Schweppes was approximately $103 million in the nine months ended September 30, 2007 and approximately $124 million in 2006. As an independent publicly-traded company, and effective as of our separation from Cadbury Schweppes, we will assume responsibility for the costs for these functions. We expect, subject to the finalization of our plans, that our total annual costs for these functions, together with other independent publicly-traded company costs not previously paid by Cadbury Schweppes, will be in the range of $      million to $      million in 2008 (representing incremental expenses in the range of $      million to $      million). These incremental anticipated costs are not reflected in our historical combined financial statements or in our pro forma financial data. We may also lose the benefit of combined purchasing power in the case of some supplies and services. In addition to the foregoing corporate allocations, Cadbury Schweppes made other allocations to us totaling $10 million for the nine months ended September 30, 2007 and $18 million for 2006. See notes 1 and 14 to our unaudited combined financial statements and notes 1 and 16 to our audited combined financial statements for further information regarding expenses historically allocated to us.

Segments

We currently operate in five segments.

•	Our Beverage Concentrates segment reflects sales from the manufacture of concentrates and syrups in the United States and Canada. Most of the brands in this segment are CSD brands.

•	Our Finished Goods segment reflects sales from the manufacture and distribution of finished beverages and other products in the United States and Canada. Most of the brands in this segment are non-CSD brands.

•	Our Bottling Group segment reflects sales from the manufacture, bottling and/or distribution of finished beverages, including sales of our own brands and third-party owned brands.

•	Our Snapple Distributors segment reflects sales from the distribution of finished beverages, primarily Snapple, in New York City and the surrounding regions.

•	Our Mexico and the Caribbean segment reflects sales from the manufacture, bottling and/or distribution of both concentrates and finished beverages in those geographies.

Our current segment reporting structure is largely the result of acquiring and combining various portions of our businesses over the past several years. Although we continue to report our segments separately, due to the integrated nature of our business model, we manage our business to maximize profitability for our company as a whole. As a result, profitability trends in individual segments may not be consistent with the profitability of our company or comparable to our competitors. For example, following our bottling acquisitions in 2006, we changed certain funding and manufacturing arrangements between our Beverage Concentrates and Finished Goods segments and our newly acquired bottling companies, which reduced the profitability of our Bottling Group segment while benefiting our other segments.

We have significant intersegment transactions. For example, our Bottling Group purchases concentrates at an arm’s length price from our Beverage Concentrates segment. We expect these purchases to account for approximately 30% of our Beverage Concentrates segment annual net sales and therefore drive a similar proportion of our Beverage Concentrates segment profitability. In addition, our Snapple Distributors segment purchases finished beverages from our Finished Goods segment. These sales are eliminated in preparing our combined results of operations.

We incur selling, general and administrative expenses in each of our segments. In our segment reporting, the selling, general and administrative expenses of our Bottling Group, Snapple Distributors and Mexico and the Caribbean segments relate primarily to those segments. However, as a result of our historical segment reporting policies, certain combined selling activities that support our Beverage Concentrates and Finished Goods segments have not been proportionally allocated between those two segments. We also incur certain centralized finance and corporate costs that support our entire business, which have not been directly allocated to our respective segments but rather have been allocated primarily to our Beverage Concentrates segment.

The key financial measures management uses to assess the performance of our segments are net sales, gross contribution before marketing (“GCBM”) and underlying operating profit (“UOP”).

To reconcile total net sales of our segments to our total company net sales, on a U.S. GAAP basis, adjustments are required to eliminate any intersegment net sales not previously eliminated at the segment level.

GCBM represents a measure of gross profit. To reconcile total GCBM of our segments to our total company gross profit on a U.S. GAAP basis, adjustments and eliminations are required. Adjustments consist principally of: (1) revaluations of inventory from the “first in, first out” (“FIFO”) method to a “last in, first out” (“LIFO”) inventory valuation method and (2) mark-to-market adjustments on commodity contracts related to our raw materials. Eliminations relate to the profit attributable to unsold inventory from intersegment sales held at the end from a period (“profit in inventory”). The elimination reflects the change of the profit in inventory during the period.

UOP represents a measure of income from operations. To reconcile total UOP of our segments to our total company income from operations on a U.S. GAAP basis, adjustments are primarily required for: (1) restructuring costs, (2) non-cash compensation charges on stock option awards, (3) amortization and impairment of intangibles and (4) incremental pension costs. In addition, adjustments are required for total company corporate costs and other items, which relate primarily to general and administrative expenses not allocated to the segments and equity in earnings of unconsolidated subsidiaries. To reconcile total company income from operations to the line item “income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy” as reported on a U.S. GAAP basis, additional adjustments are required for interest expense, interest income and other expense (income).

Components of Net Sales and Costs and Expenses

Net Sales

We generate net sales primarily from:

•	the sale and distribution of beverage concentrates and syrups;

•	the sale and distribution of finished beverages; and

•	the distribution of products of third parties.

We offer a variety of incentives and discounts to bottlers, customers and consumers through various programs to support in the distribution and promotion of our products. These incentives and discounts include cash discounts, price allowances, volume based rebates, product placement fees and other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance. These incentives and discounts, collectively referred to as trade spend, are reflected as a reduction of gross sales to arrive at net sales.

Cost of Sales

Our cost of sales include costs associated with the operation of our manufacturing and other related facilities, including depreciation, as well as the following:

•	Beverage concentrates cost of sales. The major components in our beverage concentrates cost of sales are flavors and sweeteners for diet beverage concentrates.

•	Bottler cost of sales. The major components in our bottler cost of sales are beverage concentrates, ingredients and packaging. Ingredients include HFCS and other sweeteners, agricultural commodities (such as apples, citrus fruits and tomatoes), teas and flavorings. Packaging costs include aluminum, glass, plastic and paper packaging. Our cost of aluminum will increase significantly beginning in January 2008.

•	Distributor cost of sales. The major component in our distributor cost of sales is purchased finished beverages.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses include:

•	selling and marketing expenses;

•	transportation and warehousing expenses related to customer shipments, including fuel;

•	general and administrative expenses such as management payroll, benefits, travel and entertainment, accounting and legal expenses and rent on leased office facilities; and

•	corporate function expenses allocated from Cadbury Schweppes (as described under “—Our Separation from Cadbury Schweppes”).

Depreciation and Amortization

Our depreciation expense includes depreciation of buildings, machinery and equipment relating to our manufacturing, distribution and office facilities as well as vending machines and computer software. Our amortization expense includes amortization of definite-lived intangible assets including our brands, bottler agreements, distribution rights, customer relationships and vending contracts. Depreciation directly attributable to our manufacturing and distribution operations is included in our cost of sales. Amortization related to our long-term vending contracts is recorded in selling, general and administrative expenses. All other depreciation and amortization is included as a separate line item.

Restructuring Costs

We implement restructuring programs from time to time and incur costs that are designed to improve operating effectiveness and lower costs. These programs have included closure of manufacturing plants, reductions in workforce, integrating back office operations and outsourcing certain transactional activities. When we implement these programs, we incur various charges, including severance and other employment-related costs.

Interest Expense

Historically, we have borrowed funds from subsidiaries of Cadbury Schweppes. We have also borrowed funds from third-party banks and other lenders. The interest incurred with respect to this debt is recorded as interest expense.

Interest Income

Interest income is the return we earn on our cash and cash equivalents held at third-party banks. Historically, we have also generated interest income from our note receivable balances with subsidiaries of Cadbury Schweppes, which are a result of Cadbury Schweppes’ cash management practices.

Income Taxes

Our effective income tax rate fluctuates from period-to-period and can be impacted by various items, including shifts in the mix of our earnings from various jurisdictions, changes in requirements for tax uncertainties, timing and results of any reviews or audits of our income tax filing positions or returns, and changes in tax legislation.

In connection with the separation, we will enter into a tax-sharing and indemnification agreement with Cadbury plc. For a discussion of the tax-sharing and indemnification agreement, see “Our Relationship with Cadbury plc after the Distribution.”

Volume

In evaluating our performance, we consider different volume measures depending on whether we sell beverage concentrates and syrups or finished beverages.

Beverage Concentrates Sales Volume

In our beverage concentrates and syrup businesses, we measure our sales volume in two ways: (1) “concentrates case sales” and (2) “bottler case sales.” The unit of measurement for both concentrates case sales and bottler case sales equals 288 fluid ounces of finished beverage, or 24 twelve ounce servings.

Concentrates case sales represent units of measurement for concentrates and syrups sold by us to our bottlers and distributors. A concentrates case is the amount of concentrates needed to make one case of 288 fluid ounces of finished beverage. It does not include any other component of the finished beverage other than concentrates. Our net sales in our concentrates businesses are based on concentrates cases sold.

Bottler case sales represent the number of cases of our finished beverages sold by us and our bottling partners. Bottler case sales are calculated based upon volumes from both our Bottling Group and volumes reported to us by our third-party bottlers.

Bottler case sales and concentrates case sales are not equal during any given period due to changes in bottler concentrates inventory levels, which can be affected by seasonality, bottler inventory and manufacturing practices, and the timing of price increases and new product introductions.

Although our net sales in our concentrates businesses are based on concentrates case sales, we believe that bottler case sales are also a significant measure of our performance because they measure sales of our finished beverages into retail channels.

Finished Beverages Sales Volume

In our finished beverages businesses, we measure volume as case sales to customers. A case sale represents a unit of measurement equal to 288 fluid ounces of finished beverage sold by us. Case sales include both our owned-brands and certain brands licensed to, and/or distributed by, us.

Significant Items Affecting Comparability

The table below sets forth certain significant items affecting comparability of our period-to-period income from operations. The comparability of our period-to-period income from operations is also affected by significant acquisitions and disposals, most notably our bottling acquisitions in May 2006, and the other factors described in our period-to-period results of operations.

				Nine Months Ended September 30,
	2006	2005	2004	2007	2006
	(In millions)

Restructuring costs	$27	$10	$36	$36	$9
Gain on disposal of assets	(32)	(36)	(1)	—	(32)

Restructuring Costs

In the nine months ended September 30, 2007, the $36 million in expenses was primarily due to restructuring costs associated with the integration of our Bottling Group. In the nine months ended September 30, 2006, the $9 million in expenses was primarily related to costs associated with the integration of our Bottling Group as well as various other cost reduction and efficiency initiatives. The Bottling Group integration and other cost reduction and efficiency initiatives primarily related to the alignment of management information systems, the consolidation of the back office operations from the acquired businesses, the elimination of duplicate employees, and employee relocations.

In 2006, the $27 million in expenses was primarily related to integration costs associated with our bottling acquisitions, similar to those discussed above, as well as outsourcing initiatives related to our back office operations and a reorganization of our information technology functions. The outsourcing initiatives involved the transfer of certain back office functions, such as accounts payable and travel and entertainment management, to a third party provider. In 2005, the $10 million in expenses was primarily related to costs from the restructuring of our four North American businesses (Mott’s, Snapple, Dr Pepper/Seven Up and Mexico) that occurred in 2004 and the further consolidation of our back office operations. In 2004, the $36 million in expenses was primarily related to restructuring of our four North American businesses into a combined management reporting unit, the creation of a back office operations service center and the closure of our North Brunswick plant.

Gain on Disposal of Assets

In 2006, we recognized a $32 million gain attributed to the disposals of the Grandma’s Molasses brand and Slush Puppie business, which is also reflected in the nine months ended September 30, 2006. In 2005, we recognized a $36 million gain on the disposal of the Holland House brand. In 2004, we recognized a $1 million gain attributed to various asset disposals.

Results of Operations for Nine Months Ended September 30, 2007 Compared with Nine Months Ended September 30, 2006

Combined Operations

The following table sets forth our combined results of operations for the nine months ended September 30, 2007 and 2006.

	Nine Months Ended September 30,		Dollar Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Net sales	$4,347	$3,380	$967	28.6%
Cost of sales	1,984	1,399	585	41.8%

Gross profit	2,363	1,981	382	19.3%

Selling, general and administrative expenses	1,527	1,239	288	23.2%
Depreciation and amortization	69	44	25	56.8%
Restructuring costs	36	9	27	NM
Gain on disposal of property and intangible assets	—	(32)	32	NM

Income from operations	731	721	10	1.4%

Interest expense	195	189	6	3.2%
Interest income	(38)	(35)	(3)	(8.6)%
Other expense (income)	(2)	5	(7)	NM

Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries	576	562	14	2.5%
Provision for income taxes	218	206	12	5.8%

Income before equity in earnings of unconsolidated subsidiaries	358	356	2	0.6%
Equity in earnings of unconsolidated subsidiaries, net of tax	1	3	(2)	(66.7)%

Net income	$359	$359	$—	—

Net Sales.  The $967 million increase was primarily due to the inclusion of our bottling acquisitions, which contributed an additional $908 million. Higher pricing and improved sales mix in all remaining segments increased net sales by 2% despite lower volumes. Excluding the impact of our bottling acquisitions, volumes were down 2%, with declines in Dr Pepper and Hawaiian Punch being partially offset by increases in Snapple, Mott’s and Sunkist.

The disposal of the Grandma’s Molasses brand in January 2006 and the Slush Puppie business in May 2006 reduced net sales by less than 1%.

Gross Profit.  The $382 million increase was primarily due to the inclusion of our bottling acquisitions, which contributed an additional $353 million. The remaining increase was primarily due to net sales growth, partially offset by increases in commodity costs, including HFCS and apple juice concentrate, as well as inventory write-offs related to Accelerade.

Gross margin was 54% in the nine months ended September 30, 2007 and 59% in the nine months ended September 30, 2006. The decrease in gross margin was due primarily to the inclusion of our bottling acquisitions (which generally have lower margins than our other businesses) for nine months in 2007 as compared to partial periods in 2006.

Selling, General and Administrative Expenses.  The $288 million increase was primarily due to the inclusion of our bottling acquisitions, which resulted in an additional $294 million of expenses in the Bottling Group segment. The expenses for all other segments decreased, primarily reflecting a reduction in annual management incentive plan accruals which more than offset the impact of inflation (particularly in wages and benefits). Marketing was up slightly as increases in the Finished Goods segment to support new product launches were offset by a reduction in the Beverage Concentrates segment.

Depreciation and Amortization.  The $25 million increase was principally due to higher depreciation on property, plant and equipment and amortization of definite lived intangible assets in connection with our bottling acquisitions.

Restructuring Costs.  The $36 million expense in the nine months ended September 30, 2007 was primarily due to restructuring costs associated with the Bottling Group integration. The $9 million expense in the nine months ended September 30, 2006 was also primarily related to the Bottling Group integration as well as various other cost reduction and efficiency initiatives. The Bottling Group integration and other cost reduction and efficiency initiatives primarily related to the alignment of management information systems, the consolidation of the back office operations from the acquired businesses, the elimination of duplicate employees, and employee relocations.

Gain on Disposal of Property and Intangible Assets.  In the nine months ended September 30, 2006, we recognized a $32 million gain on disposals of assets, attributable to the Grandma’s Molasses brand and the Slush Puppie business.

Income from Operations.  The $10 million increase was due to higher net sales in 2007 and the impact of the bottling acquisitions, partially offset by $27 million of higher restructuring costs in 2007 and the $32 million gain on disposals in 2006.

Interest Expense.  The $6 million increase was primarily due to the increase in related party debt in connection with our bottling acquisitions.

Interest Income.  The $3 million decrease was due to fluctuations in related party note receivable balances with subsidiaries of Cadbury Schweppes.

Provision for Income Taxes.  The effective tax rates for the nine months ended September 30, 2007 and the nine months ended September 30, 2006 were 37.8% and 36.9%, respectively. The increase in the effective rate for the nine months ended September 30, 2007 was due to the impact of a favorable reversal in 2006 of previously accrued income tax reserves for various income tax uncertainties.

Results of Operations by Segment for Nine Months Ended September 30, 2007 Compared with Nine Months Ended September 30, 2006

We operate our business in five segments: Beverage Concentrates, Finished Goods, Bottling Group, Snapple Distributors and Mexico and the Caribbean. The key financial measures management uses to assess the performance of our segments are net sales, GCBM and UOP.

The following tables set forth net sales, GCBM and UOP for our segments for the nine months ended September 30, 2007 and 2006, as well as the adjustments necessary to reconcile our total segment results to our combined results presented in accordance with U.S. GAAP and the elimination of intersegment transactions.

	Nine Months Ended September 30,		Dollar Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Operating Segment Data:
Net sales
Beverage Concentrates	$1,004	$980	$24	2.4%
Finished Goods	1,036	1,014	22	2.2%
Bottling Group	2,160	1,081	1,079	99.8%
Snapple Distributors	194	205	(11)	(5.4)%
Mexico and the Caribbean	313	302	11	3.6%
Adjustments and Eliminations(1)	(360)	(202)	(158)	78.2%

Net sales as reported	$4,347	$3,380	$967	28.6%

(1)	Consists principally of eliminations of net sales made by our Beverage Concentrates and Finished Goods segments to our Bottling Group segment, which totaled $362 million in the nine months ended September 30, 2007 and $199 million in the nine months ended September 30, 2006. The increase in these eliminations was due principally to the inclusion of our 2006 bottling acquisitions for the full nine months ended September 30, 2007 as compared to the inclusion of our 2006 bottling acquisitions for partial periods in the nine months ended September 30, 2006. Adjustments in these periods were not material.

	Nine Months Ended September 30,		Dollar Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Gross contribution before marketing
Beverage Concentrates	$909	$886	$23	2.6%
Finished Goods	536	518	18	3.5%
Bottling Group	723	383	340	88.8%
Snapple Distributors	33	40	(7)	(17.5)%
Mexico and the Caribbean	174	173	1	0.6%
Adjustments and eliminations(1)	(12)	(19)	7	(36.8)%

Gross profit as reported	$2,363	$1,981	$382	19.3%

(1)	Eliminations consist principally of eliminations of intersegment profit in inventory. These eliminations totaled $5 million in the nine months ended September 30, 2007 and $10 million in the nine months ended September 30, 2006. Adjustments consist principally of LIFO inventory revaluation and mark-to-market charges for commodity contracts related to our raw materials.

	Nine Months Ended September 30,		Dollar Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Underlying operating profit
Beverage Concentrates	$541	$511	$30	5.9%
Finished Goods	116	121	(5)	(4.1)%
Bottling Group	69	67	2	3.0%
Snapple Distributors	34	34	—	—
Mexico and the Caribbean	75	72	3	4.2%
Corporate and other(1)	(34)	(15)	(19)	126.7%
Adjustments and eliminations(2)	(225)	(228)	3	(1.3)%

Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries as reported	$576	$562	$14	2.5%

(1)	Consists of equity in earnings of unconsolidated subsidiaries and general and administrative expenses not allocated to the segments. The change was primarily due to a decrease in our equity in earnings of unconsolidated subsidiaries compared to the nine months ended September 30, 2006 as a result of our purchase of the remaining 55% of DPSUBG in May 2006 and an increase in general and administrative expenses related to our IT operations.

(2)	For the nine months ended September 30, 2007, adjustments consist principally of net interest expense of $157 million, restructuring costs of $36 million and depreciation and amortization of $69 million. For the nine months ended September 30, 2006, adjustments consist principally of net interest expense of $154 million, restructuring costs of $9 million and depreciation and amortization costs of $44 million. These 2006 adjustments were partially offset by the $32 million gain on disposal of the Grandma’s Molasses brand and Slush Puppie business. Eliminations in these periods were not material. Information on restructuring charges by segment is available in note 10 to our unaudited combined financial statements.

The following is a discussion of the results of each of our segments.

Beverage Concentrates

	Nine Months Ended September 30,		Dollar Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Net sales	$1,004	$980	$24	2.4%
Gross contribution before marketing	$909	$886	$23	2.6%
Underlying operating profit	$541	$511	$30	5.9%

The $24 million net sales increase was due primarily to price increases, which more than offset the impact of a 1.8% volume decline. The volume decline was due primarily to a 4.4% decline in Dr Pepper partially offset by single digit percentage increases in Sunkist and A&W. The Dr Pepper decline is primarily a result of comparisons to prior period volumes that included the launch of “Soda Fountain Classics” line extensions. Line extensions are usually offered for a limited time period and their volumes typically decline in the years subsequent to the year of launch, as was the case with these line extensions in 2007. The total of all other regular and Diet Dr Pepper (“base Dr Pepper volumes”) declined 0.5%. For the nine months ended September 30, 2006, net sales included $8 million for the Slush Puppie business, which was disposed in May 2006.

The $23 million GCBM increase was due to the net sales growth, partially offset by higher cost of sales from increased sweeteners and flavors costs.

The $30 million UOP increase was primarily due to the higher GCBM and lower marketing investments (particularly advertising costs) which were partially offset by increased selling, general and administrative expenses. Selling, general and administrative expenses were higher due primarily to increased corporate costs following our bottler acquisitions, a transfer of sales personnel from the Finished Goods segment to this segment reflecting a sales reorganization, and general inflationary increases, which were partially offset by lower management annual incentive plan accruals. The lower marketing investments were primarily a result of a shift in marketing to support new product initiatives in our Finished Goods segment, offset by a revision effective January 1, 2007 in our internal management reporting for marketing which resulted in higher marketing expenses in the first nine months of 2007 as compared to the first nine months of 2006. The impact of higher marketing in the first nine months of 2007 will reverse itself in the last three months of 2007. This revision only impacts the results of our Beverage Concentrates segment and has no impact on our combined results of operations.

Bottler case sales declined 2.1% in the nine months ended September 30, 2007 due primarily to a 3.4% decline in Dr Pepper, and a single and double digit percentage decline in 7UP and Diet Rite, respectively. The Dr Pepper decline was driven by comparisons to strong volumes in 2006 driven by the “Soda Fountain Classics” line extensions which were nationally introduced in 2005, while the total of base Dr Pepper volumes were equal to the prior period. The 7UP decline reflects the discontinuance of 7UP Plus, partially offset by the growth of base 7UP. This growth was driven by the launch of 7UP with natural flavors and the reformulation of Diet 7UP. The Diet Rite decline was due to the shift of marketing investment from Diet Rite to other diet brands, such as Diet Sunkist, Diet A&W and Diet Canada Dry. These declines were partially offset by single digit percentage increases in Sunkist and Canada Dry, which are consistent with the consumer shift from colas to flavored CSDs.

Finished Goods

	Nine Months Ended
	September 30,		Dollar Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Net sales	$1,036	$1,014	$22	2.2%
Gross contribution before marketing	$536	$518	$18	3.5%
Underlying operating profit	$116	$121	$(5)	(4.1)%

The $22 million net sales increase was due to price increases and a favorable shift towards higher priced products such as Snapple and Mott’s. These increases were partially offset by lower volumes and higher product placement costs associated with new product launches. The volume decrease of 3.3% was primarily due to a price increase on Hawaiian Punch in April 2007, which more than offset growth from Snapple and Mott’s. Snapple volumes increased primarily due to the launch of super premium teas and Mott’s volumes increased due primarily to the new product launches of Mott’s for Tots juice and Mott’s Scooby Doo apple sauce and increased consumer demand for apple juice.

The $18 million GCBM increase was primarily due to net sales growth and the elimination of co-packing fees previously charged by the Bottling Group segment, which was partially offset by higher costs for glass, HFCS, apple juice concentrate and inventory write-offs related to Accelerade.

The $5 million UOP decrease was primarily due to new product launch expenses associated with Accelerade. For the nine months ended September 30, 2007, we incurred $36 million in costs to support the launch of our Accelerade product into the sports drink category, in which we did not have an existing product. The launch has been supported by significant product placement and marketing investments. In the nine months ended September 30, 2007, we had no net sales for this product as gross sales were more than offset by product placement fees. UOP was also impacted by $10 million of costs for the launch of Mott’s line extensions and the launch of Peñafiel in the United States, which was partially offset by lower selling, general and administrative costs due to the transfer of sales personnel from this segment to the Beverages Concentrates segment in connection with a sales reorganization.

Bottling Group

	Nine Months		Dollar
	Ended September 30,		Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Net sales	$2,160	$1,081	$1,079	99.8%
Gross contribution before marketing	$723	$383	$340	88.8%
Underlying operating profit	$69	$67	$2	3.0%

The results of operations for the nine months ended September 30, 2006 only include five months of results from DPSUBG (acquired in May 2006), approximately four months of results from All American Bottling Corp. (acquired in June 2006), and four weeks of results from Seven Up Bottling Company of San Francisco (acquired in August 2006), as compared to the nine months ended September 30, 2007 which includes a full nine months of results of operations for these businesses and approximately three months of results from SeaBev (acquired in July 2007).

The $1,079 million net sales increase was primarily due to the bottling acquisitions described above, the transfer of the west coast division of the Snapple Distributors segment into the Bottling Group segment as of January 1, 2007, price increases and a favorable sales mix of higher priced non-CSDs. The west coast division of the Snapple Distributors segment had net sales of $38 million in the nine months ended September 30, 2006.

The $340 million GCBM increase was due to the net sales increase partially offset by higher cost of sales. GCBM as a percentage of sales declined from 35.4% in the nine months ended September 30, 2006 compared to 33.5% in the nine months ended September 30, 2007, due mainly to higher HFCS costs.

UOP was $69 million in the nine months ended September 30, 2007 compared to $67 million in the five months after our 2006 bottling acquisitions. Bottling Group’s profitability is higher in the second and third quarters compared to the first quarter as volumes increase during the spring and summer months. Accordingly, the five month post-acquisition results in 2006 relate to May through September which were higher volume periods compared to the first quarter, while the 2007 nine month results reflect first, second and third quarters sales. In addition, 2007 results were impacted by the elimination of co-packing fees previously earned on manufacturing for the Finished Goods segment, an increase in post-acquisition employee benefits costs and incremental bad debt expense.

Snapple Distributors

	Nine Months Ended		Dollar
	September 30,		Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Net sales	$194	$205	$(11)	(5.4)%
Gross contribution before marketing	$33	$40	$(7)	(17.5)%
Underlying operating profit	$34	$34	$—	—

The $11 million net sales decrease primarily reflects a $21 million increase attributable to the acquisition of certain distribution rights for Snapple in June 2006 and $6 million from increased sales into retail channels, offset by the transfer of the west coast division of the Snapple Distributors segment into the Bottling Group segment as of January 1, 2007. The west coast division of the Snapple Distributors segment had net sales of $38 million in the nine months ended September 30, 2006.

The $7 million GCBM decrease primarily reflects a $5 million net decrease due to the transfer of the west coast division of the Snapple Distributors segment into the Bottling Group segment and the acquisition of distribution rights, and a further $2 million decrease due primarily to higher cost of sales for purchased products and a shift in mix to lower margin sales channels.

UOP was flat compared to the prior year reflecting the transfer of the west coast division of the Snapple Distributors segment into the Bottling Group segment, a $6 million profit increase due to acquisition of distribution rights, as well as a $4 million profit decrease due to higher cost of sales and trade spend.

Mexico and the Caribbean

	Nine Months Ended September 30,		Dollar Amount	Percentage
	2007	2006	Change	Change
	(In millions, except % data)

Net sales	$313	$302	$11	3.6%
Gross contribution before marketing	$174	$173	$1	0.6%
Underlying operating profit	$75	$72	$3	4.2%

The $11 million net sales increase was due to volume growth of 2.4% and increased pricing, partially offset by unfavorable currency translation. The volume growth was due to the strong performance of Aguafiel, Peñafiel Mineral Water and Clamato brands which offset a decline in Peñafiel Flavors and Squirt. Foreign currency translation negatively impacted net sales by $5 million.

The $1 million GCBM increase was due to higher net sales, which was mostly offset by increased HFCS costs. Foreign currency translation negatively impacted GCBM by $3 million.

The $3 million UOP increase was due primarily to the increased net sales and lower marketing expenses.

Results of Operations for 2006 Compared to 2005

Combined Operations

The following table sets forth our combined results of operations for 2006 and 2005.

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Net sales	$4,735	$3,205	$1,530	47.7%
Cost of sales	1,994	1,120	874	78.0%

Gross profit	2,741	2,085	656	31.5%

Selling, general and administrative expenses	1,659	1,179	480	40.7%
Depreciation and amortization	69	26	43	165.4%
Restructuring costs	27	10	17	NM
Gain on disposal of property and intangible assets	(32)	(36)	4	NM

Income from operations	1,018	906	112	12.4%

Interest expense	257	210	47	22.4%
Interest income	(46)	(40)	(6)	(15.0)%
Other expense (income)	2	(51)	53	NM

Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	805	787	18	2.3%
Provision for income taxes	298	321	(23)	(7.2)%

Income before equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	507	466	41	8.8%
Equity in earnings of unconsolidated subsidiaries, net of tax	3	21	(18)	NM

Income before cumulative effect of change in accounting policy	510	487	23	4.7%
Cumulative effect of change in accounting policy, net of tax	—	10	(10)	NM

Net income	$510	$477	$33	6.9%

Net Sales.  The $1,530 million increase was primarily due to the inclusion of our bottling acquisitions, which contributed an additional $1,432 million. The remaining $98 million increase was due primarily to higher pricing, improved sales mix and favorable foreign currency translation. Volumes declined 1.3% reflecting the impact of higher pricing in the Finished Goods and Snapple Distributors segments and lower Beverage Concentrates volumes primarily due to 7UP and Diet Rite, which were partially offset by growth in our Mexico and the Caribbean segment. The disposal of a brand and a business reduced net sales by less than 1%.

Gross Profit.  The $656 million increase was primarily due to the inclusion of our bottling acquisitions in our Bottling Group segment, which contributed an additional $566 million. The remaining $90 million increase was primarily due to net sales growth, partially offset by higher raw material costs, including plastic, glass and sweeteners. As a result of the bottling acquisitions, we were also able to reduce the use of external co-packing, which lowered overall production costs.

Gross margin was 58% in 2006 and 65% in 2005. The decrease in gross margin was due to the inclusion of our bottling acquisitions, which generally have lower margins than our other businesses.

Selling, General and Administrative Expenses.  The $480 million increase was primarily due to the inclusion of our bottling acquisitions, which contributed an additional $478 million of expenses. The remaining $2 million increase was due to higher transportation costs driven by fuel and general inflation for wages and benefits, mostly offset by lower marketing investments as well as reduced stock option and pension expenses.

Depreciation and Amortization.  The $43 million increase was primarily due to higher depreciation on property, plant and equipment and amortization of definite lived intangible assets following our bottling acquisitions.

Restructuring Costs.  In 2006, the $27 million in expenses was primarily related to integration costs associated with our bottling acquisitions, as well as the outsourcing of certain back office functions, such as accounts payable and travel and entertainment management, to a third party provider, and a reorganization of our information technology functions. The integration costs associated with our bottling acquisitions primarily related to the alignment of management information systems, the consolidation of back office operations from the acquired businesses, the elimination of duplicate functions, and employee relocations. In 2005, the $10 million in expenses was primarily related to costs from the restructuring of our four North American businesses (Mott’s, Snapple, Dr Pepper/Seven Up and Mexico) into a combined management reporting unit, that occurred in 2004 and the further consolidation of our back office operations that began in 2004.

Gain on Disposal of Property and Intangible Assets.  In 2006, we recognized a $32 million gain on the disposals of assets attributable to the disposals of the Grandma’s Molasses brand and Slush Puppie business. In 2005, we recognized a $36 million gain on the disposal of the Holland House brand.

Income from Operations.  The $112 million increase was primarily due to the net impact of our bottling acquisitions and strong performance from our Beverage Concentrates segment, partially offset by higher restructuring costs.

Interest Expense.  The $47 million increase was primarily due to the increase in related party debt as a result of the bottling acquisitions, which resulted in higher interest expense of $67 million. There was a further increase of $18 million due to higher interest rates on our variable rate related party debt. These increases were partially offset by a reduction of $43 million related to the repayment of certain related party debt.

Interest Income.  The $6 million increase is primarily due to fluctuations in related party note receivable balances with subsidiaries of Cadbury Schweppes.

Other expense (income).  The $53 million decrease was primarily due to the non-recurring foreign currency translation gain generated in 2005 from the redenomination of a related party debt payable by our Mexico and the Caribbean segment.

Provision for Income Taxes.  The effective tax rates for 2006 and 2005 were 36.9% and 39.7% respectively. The lower effective rate in 2006 was due to an income tax benefit related to the American Jobs Creation Act for domestic manufacturing, a favorable reversal of previously accrued income tax for various income tax uncertainties, changes in state, local and foreign income tax rates and shifts in the relative jurisdictional mix of taxable profits.

Equity in Earnings of Unconsolidated Subsidiaries, Net of Tax.  The $18 million decrease was due to the impact of our increased ownership of DPSUBG. Prior to May 2, 2006, we owned approximately 45% of DPSUBG and recorded our share of its earnings on an equity basis. On May 2, 2006, we increased our ownership from 45% to 100%. As a result, DPSUBG’s results were reflected on a consolidated basis after May 2, 2006.

Cumulative Effect of Change in Accounting Policy, Net of Tax.  In 2005, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share-Based Payment and selected the prospective method of transition. Accordingly, prior period results were not restated and the cumulative impact for additional expense of $10 million was reflected in 2005.

Results of Operations by Segment for 2006 Compared to 2005

The following tables set forth net sales, GCBM and UOP for our segments for 2006 and 2005, as well as adjustments necessary to reconcile our total segment results to our combined results presented in accordance with U.S. GAAP and the elimination of intersegment transactions.

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Operating Segment Data:
Net sales
Beverage Concentrates	$1,330	$1,304	$26	2.0%
Finished Goods	1,337	1,342	(5)	(0.4)%
Bottling Group	1,701	—	1,701	—
Snapple Distributors	271	241	30	12.5%
Mexico and the Caribbean	408	354	54	15.3%
Adjustments and eliminations(1)	(312)	(36)	(276)	NM

Net sales as reported	$4,735	$3,205	$1,530	47.7%

(1)	Consists principally of eliminations of net sales made by our Beverage Concentrates and Finished Goods segments to our Bottling Group segment in 2006 and in 2005 to DPSUBG, which was an unconsolidated subsidiary prior to our increase in ownership to 100%. These eliminations totaled $310 million in 2006 and $41 million in 2005. The increase in these eliminations was due primarily to the inclusion of our bottling acquisitions in 2006. Adjustments in these periods were not material.

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Gross contribution before marketing
Beverage Concentrates	$1,206	$1,169	$37	3.2%
Finished Goods	686	674	12	1.8%
Bottling Group	590	—	590	—
Snapple Distributors	53	52	1	1.9%
Mexico and the Caribbean	234	208	26	12.5%
Adjustments and eliminations(1)	(28)	(18)	(10)	NM

Gross profit as reported	$2,741	$2,085	$656	31.5%

(1)	Eliminations consist principally of eliminations of intersegment profit in inventory. These eliminations totaled $19 million in 2006 and $11 million in 2005. Adjustments consist primarily of LIFO inventory revaluation, DPSUBG purchase accounting inventory adjustments and foreign currency translation.

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Underlying Operating Profit
Beverage Concentrates	$710	$657	$53	8.1%
Finished Goods	172	165	7	4.2%
Bottling Group	84	—	84	—
Snapple Distributors	46	44	2	4.5%
Mexico and the Caribbean	102	96	6	6.3%
Corporate and other(1)	(14)	11	(25)	NM
Adjustments and eliminations(2)	(295)	(186)	(109)	NM

Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy as reported	$805	$787	$18	2.3%

(1)	Consists of equity in earnings of unconsolidated subsidiaries and general and administrative expenses not allocated to the segments. The change was primarily due to a decrease in our equity in earnings of unconsolidated subsidiaries for 2006 as a result of our purchase of the remaining 55% of DPSUBG in May 2006, and an increase in general and administrative expenses related to our IT operations.

(2)	For 2006, adjustments consist principally of net interest expense of $211 million, restructuring costs of $27 million and depreciation and amortization of $69 million. These adjustments were partially offset by the $32 million gain on disposal of the Grandma’s Molasses brand and Slush Puppie business. For 2005, adjustments consist principally of net interest expense of $170 million, restructuring costs of $10 million and depreciation and amortization of $26 million. These adjustments were partially offset by the $36 million gain on the disposal of the Holland House brand and foreign currency translation. Eliminations in these periods were not material. Information on restructuring charges by segment is available in note 12 and information on depreciation and amortization is provided in note 15, in each case to our audited combined financial statements.

The following is a discussion of the results of each of our segments.

Beverage Concentrates

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Net sales	$1,330	$1,304	$26	2.0%
Gross contribution before marketing	$1,206	$1,169	$37	3.2%
Underlying operating profit	$710	$657	$53	8.1%

The $26 million net sales increase was due primarily to price increases, offset by volume declines of 1.8%. Dr Pepper volumes increased 0.6% as the result of “Soda Fountain Classics” line extensions and Sunkist, A&W and Canada Dry volumes increased by single digit percentages, but were more than offset by 7UP and Diet Rite volume declines.

The $37 million GCBM increase was primarily due to the net sales growth and lower cost of sales driven by a favorable sales mix shift away from higher cost beverage concentrates products, such as 7UP Plus and Diet Rite, to non-diet products.

The $53 million UOP growth was due to the increase in GCBM, and a reduction in marketing investments, primarily advertising costs. The GCBM increase was partially offset by higher selling, general and administrative expenses relating mainly to an increase in corporate costs following our bottling acquisitions.

Bottler case sales increased 0.9% primarily due to growth in Dr Pepper following the launch of Dr Pepper Berries & Cream, the second offering of the “Soda Fountain Classics” line extensions, and single digit percentage increases on Diet Dr Pepper as a result of the “Diet Try It” promotion. Sunkist had a double digit volume percentage increase due to a line extension, and A&W had a single digit volume percentage increase due to new packaging. These increases were partially offset by a decline in 7UP and Diet Rite. The 7UP decline was primarily due to the discontinuation of 7UP Plus which was partially offset by the volume gains in the relaunch of 7UP “with natural flavors” in the third quarter of 2006. The Diet Rite decline was due to a reallocation of marketing investments from Diet Rite to Diet 7UP, Diet Sunkist, Diet A&W and Diet Canada Dry.

Finished Goods

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Net sales	$1,337	$1,342	$(5)	(0.4)%
Gross contribution before marketing	$686	$674	$12	1.8%
Underlying operating profit	$172	$165	$7	4.2%

The $5 million net sales decrease was primarily due to volume declines of 3.0%, which were partially offset by price increases. Volume declines in Snapple and Yoo-Hoo more than offset an increase in Hawaiian Punch. The impact of the price increases were partially offset by an unfavorable sales mix.

The $12 million GCBM increase was primarily due to reduced cost of sales. These cost of sales reductions, driven by supply chain initiatives, include lower ingredient costs from product reformulation and lower production costs as certain products, which were previously co-packed externally, were manufactured in-house. These cost of sales reductions were partially offset by an increase in our cost of HFCS, plastic and glass.

The $7 million UOP increase was due to the increase in GCBM, partially offset by higher marketing costs mainly associated with the launch of Snapple super premium teas.

Bottling Group

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Net sales	$1,701	—	$1,701	—
Gross contribution before marketing	$590	—	$590	—
Underlying operating profit	$84	—	$84	—

Bottling Group was not a reportable segment prior to our bottling acquisitions in 2006, and therefore we have not presented any Bottling Group segment results of operations for 2005.

UOP from May to December 2006 was $84 million on $590 million of GCBM and $1,701 million of net sales. UOP included $2 million of income from payments with respect to termination of brand distribution rights.

Snapple Distributors

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Net sales	$271	$241	$30	12.5%
Gross contribution before marketing	$53	$52	$1	1.9%
Underlying operating profit	$46	$44	$2	4.6%

The net sales increase of $30 million primarily reflects a $21 million increase attributable to the acquisition of certain distribution rights for Snapple in June 2006. In addition, net sales increased due to volume increases of 0.4% and price increases.

The $1 million GCBM increase was due to higher net sales, almost completely offset by higher cost of sales from purchased finished beverages.

The $2 million UOP increase was due to the reasons described above.

Mexico and the Caribbean

			Dollar
			Amount	Percentage
	2006	2005	Change	Change
	(In millions, except % data)

Net sales	$408	$354	$54	15.3%
Gross contribution before marketing	$234	$208	$26	12.5%
Underlying operating profit	$102	$96	$6	6.3%

The $54 million net sales increase was due to 3.4% volume growth, increased pricing, improved sales mix and favorable foreign currency translation. Volumes increased due to growth in Aguafiel, Clamato and Squirt following our improved penetration of large retail stores and growth in the third-party distributor channel. Foreign currency translation favorably impacted net sales by $15 million.

The $26 million GCBM increase was primarily due to the net sales growth, partially offset by increases in HFCS and plastic costs. Foreign currency translation negatively impacted cost of sales by $6 million.

The $6 million UOP increase was due to the higher GCBM, partially offset by higher transportation and distribution costs, increased selling, general and administrative expenses, and unfavorable foreign currency translation.

Results of Operations for 2005 Compared to 2004

The following table set forth our combined results of operations for 2005 and 2004.

Combined Operations

			Dollar
			Amount	Percentage
	2005	2004	Change	Change
	(In millions, except % data)

Net sales	$3,205	$3,065	$140	4.6%
Cost of sales	1,120	1,051	69	6.6%

Gross profit	2,085	2,014	71	3.5%

Selling, general and administrative expenses	1,179	1,135	44	3.9%
Depreciation and amortization	26	10	16	NM
Restructuring costs	10	36	(26)	NM
Gain on disposal of property and intangible assets	(36)	(1)	(35)	NM

Income from operations	906	834	72	8.6%

Interest expense	210	177	33	18.6%
Interest income	(40)	(48)	8	16.7%
Other expense (income)	(51)	2	(53)	NM

Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	787	703	84	11.9%
Provision for income taxes	321	270	51	18.9%

Income before equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	466	433	33	7.6%
Equity in earnings of unconsolidated subsidiaries, net of tax	21	13	8	61.5%

Income before cumulative effect of change in accounting principal	487	446	41	9.2%
Cumulative effect of change in accounting policy, net of tax	10	—	10	NM

Net income	$477	$446	$31	7.0%

Net Sales.  The $140 million increase was driven by volume growth primarily due to the national introduction of Dr Pepper “Soda Fountain Classics” line extensions in the Beverage Concentrates segment as well as Mott’s and Hawaiian Punch due to increased promotional activity in the Finished Goods segment. In our Mexico and the Caribbean segment, volume and net sales grew primarily through expanded distribution and successful product innovation. Net sales in 2004 benefited by approximately $30 million due to the inclusion of a 53rd week.

Gross Profit.  The $71 million increase reflected the increase in net sales offset by higher cost of sales due primarily to an increase in volume as well as increased costs of raw materials, particularly glass.

Gross margin was 65% in 2005 and 66% in 2004. The slight decrease in gross margin primarily reflects the impact of increased commodity costs in 2005.

Selling, General and Administrative Expenses.  The $44 million increase was primarily due to higher transportation costs from increased volume in the Finished Goods segment and increased fuel costs, as well as higher stock option and pension expenses.

Depreciation and Amortization.  The $16 million decrease was primarily due to lower depreciation following the retirement of certain information systems in 2004.

Restructuring Costs.  In 2005, the $10 million expense was primarily related to continuing costs from the restructuring of our four North American businesses that occurred in 2004 and the further consolidation of our back office functions. In 2004, the $36 million expense was primarily related to restructuring of our four North American businesses into a combined management reporting unit, the creation of a back office operations service center which replaced multiple operations, and the closure of our North Brunswick plant.

Gain on Disposal of Property and Intangible Assets.  In 2005, we recognized a $36 million gain on the disposal of the Holland House brand. In 2004, we recognized a $1 million gain attributed to various asset disposals.

Income from Operations.  The $72 million increase was primarily due to strong performances from our Beverage Concentrates, Finished Goods, and Mexico and the Caribbean segments, the gain from a brand disposal, and lower restructuring costs.

Interest Expense.  The $33 million increase was primarily due to higher interest rates on our variable rate related party debt.

Interest Income.  The $8 million decrease was primarily due to fluctuations in related party note receivable balances with subsidiaries of Cadbury Schweppes.

Other expense (income).  The $53 million increase was primarily due to the non-recurring foreign currency translation gain generated in 2005 from the redenomination of a related party debt payable by our Mexico and the Caribbean segment.

Income Taxes.  Our effective tax rate was 39.7% and 37.7% for 2005 and 2004, respectively. The higher effective rate in 2005 was due to changes in state, local and foreign income tax rates and shifts in the relative jurisdictional mix of taxable profits.

Equity in Earnings of Unconsolidated Subsidiaries, Net of Tax.  The $8 million increase in earnings of unconsolidated subsidiaries was due primarily to our share of higher earnings from DPSUBG.

Cumulative Effect of Change in Accounting Policy, Net of Tax.  In 2005, we adopted SFAS No. 123(R), Share-Based Payment and selected the prospective method of transition. Accordingly, prior period results were not restated and the cumulative impact for additional expense of $10 million was reflected in 2005.

Results of Operations by Segment for 2005 Compared to 2004

The following tables set forth net sales, GCBM and UOP for our segments for 2005 and 2004, as well as adjustments necessary to reconcile our total segment results to our combined results presented in accordance with U.S. GAAP and the elimination of intersegment transactions.

			Dollar
			Amount	Percentage
	2005	2004	Change	Change
	(In millions, except % data)

Operating Segment Data:
Net sales
Beverage Concentrates	$1,304	$1,238	$66	5.3%
Finished Goods	1,342	1,287	55	4.3%
Bottling Group	—	—	—	—
Snapple Distributors	241	241	—	—
Mexico and the Caribbean	354	310	44	14.2%
Adjustments and eliminations(1)	(36)	(11)	(25)	NM

Net sales as reported	$3,205	$3,065	$140	4.6%

(1)	Consists principally of eliminations of net sales made by our Beverage Concentrates and Finished Goods segments to DPSUBG, which was an unconsolidated subsidiary prior to our increase in ownership to 100% in 2006. These eliminations totaled $41 million in 2005 and $20 million in 2004. Adjustments in these periods were due to the impact of foreign currency translation.

			Dollar
			Amount	Percentage
	2005	2004	Change	Change
	(In millions, except % data)

Gross contribution before marketing
Beverage Concentrates	$1,169	$1,117	$52	4.7%
Finished Goods	674	665	9	1.4%
Bottling Group	—	—	—	—
Snapple Distributors	52	54	(2)	(3.7)%
Mexico and the Caribbean	208	184	24	13.0%
Adjustments and eliminations(1)	(18)	(6)	(12)	NM

Gross profit as reported	$2,085	$2,014	$71	3.5%

(1)	Eliminations consist principally of eliminations of intersegment profit in inventory. These eliminations totaled $11 million in 2005 and $2 million in 2004. Adjustments consist primarily of LIFO inventory revaluation, other cost of goods sold adjustments and foreign currency translation.

			Dollar
			Amount	Percentage
	2005	2004	Change	Change
	(In millions, except % data)

Underlying operating profit
Beverage Concentrates	$657	$626	$31	5.0%
Finished Goods	165	242	(77)	(31.8)%
Bottling Group	—	—	—	—
Snapple Distributors	44	1	43	NM
Mexico and the Caribbean	96	83	13	15.7%
Corporate and other(1)	11	(20)	31	NM
Adjustments and eliminations(2)	(186)	(229)	43	NM

Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy as reported	$787	$703	$84	11.9%

(1)	Consists of equity in earnings of unconsolidated subsidiaries and general and administrative expenses not allocated to the segments. The change was primarily due to an increase in general and administrative expenses related to our IT and procurement functions and increases in our equity in earnings of unconsolidated subsidiaries.

(2)	For 2005, adjustments consist principally of net interest expense of $170 million, restructuring costs of $10 million and depreciation and amortization of $26 million. These adjustments were partially offset by the $36 million gain on disposal of the Holland House brand and foreign currency translation. For 2004, adjustments consist principally of net interest expense of $129 million, restructuring costs of $36 million and depreciation and amortization of $10 million. Eliminations in these periods were not material. Information on restructuring charges by segment is available in note 12 and information on depreciation and amortization by segment is provided in note 15, in each case to our audited combined financial statements.

The following is a discussion of the results of each of our segments.

Beverage Concentrates

			Dollar
			Amount	Percentage
	2005	2004	Change	Change
	(In millions, except % data)

Net sales	$1,304	$1,238	$66	5.3%
Gross contribution before marketing	$1,169	$1,117	$52	4.7%
Underlying operating profit	$657	$626	$31	5.0%

The $66 million net sales increase was due primarily to volume growth of 3.6% and price increases. Volume growth was primarily due to Dr Pepper following the launch of “Soda Fountain Classics” line extensions, and new A&W packaging, partially offset by declines in 7UP and Diet Rite. Net sales in 2004 benefited by approximately $16 million due to the inclusion of a 53rd week.

The $52 million GCBM increase was due primarily to the growth in net sales, partially offset by higher cost of sales from increased sweetener costs.

The $31 million UOP increase was due to the higher GCBM, partially offset by higher transportation costs from fuel cost increases, and by higher selling, general and administrative expenses resulting from the change in our method of allocating corporate costs from the Finished Goods segment to better reflect management reporting lines. These cost increases were partially offset by a reduction in marketing investments.

Bottler case sales were flat. Dr Pepper case sales increased 6% primarily as a result of the successful launch of the “Soda Fountain Classics” line extensions, and A&W case sales were up due to new packaging. However, these increases were offset by a 9% decline in 7UP and a 28% decline in Diet Rite. The Diet Rite decline resulted from our decision not to repeat aggressive promotional activity in 2005 at a major retailer for Diet Rite which had favorably impacted net sales in 2004.

Finished Goods

			Dollar
			Amount	Percentage
	2005	2004	Change	Change
	(In millions, except % data)

Net sales	$1,342	$1,287	$55	4.3%
Gross contribution before marketing	$674	$665	$9	1.4%
Underlying operating profit	$165	$242	$(77)	(31.8)%

The $55 million net sales increase was primarily due to volume growth of 4.1% and price increases. The volume growth was primarily due to Hawaiian Punch, Mott’s and Clamato. Net sales in 2004 benefited by approximately $12 million due to the inclusion of a 53rd week.

The $9 million GCBM increase was due to an increase in net sales, which was mostly offset by an increase in costs of sales from higher volumes and an increase in raw material costs, principally glass and HFCS.

The $77 million UOP decrease was primarily due to a $55 million allocation of profit from the Finished Goods segment to the Snapple Distributors segment for internal segment reporting purposes. This allocation reduced the profitability of this segment as it effectively treated net sales made to the Snapple Distributors segment as if such net sales were made at cost rather than on an arm’s length basis. In addition, higher transportation costs resulting, primarily from higher volumes and increased fuel costs also contributed to the UOP decrease. This UOP decrease was partially offset by lower selling, general and administrative expenses resulting from the change in our method of allocating corporate costs from the Finished Goods segment to the Beverage Concentrates and Snapple Distributors segments to better reflect management reporting lines.

Bottling Group

Bottling Group was not a reportable segment prior to our bottling acquisitions in May 2006 and therefore we have not presented any Bottling Group segment results of operations for 2005 and 2004.

Snapple Distributors

			Dollar
			Amount	Percentage
	2005	2004	Change	Change
	(In millions, except % data)

Net sales	$241	$241	—	—
Gross contribution before marketing	$52	$54	$(2)	(3.7)%
Underlying operating profit	$44	$1	$43	NM

Net sales declined slightly due to a small decrease in volume. Net sales in 2004 benefited by $2 million due to the inclusion of a 53rd week.

GCBM decreased by $2 million.

The $43 million UOP increase was primarily due to a $55 million allocation of profit from the Finished Goods segment to the Snapple Distributors segment for internal reporting purposes. This allocation increased the profitability of this segment as it effectively treated purchases of finished beverages from the Finished Goods segment as if such purchases were made at cost rather than on an arm’s length basis. This increase was partially offset by a higher allocation of management costs from the Finished Goods segment, increased bad debts, and wage and benefit increases.

Mexico and the Caribbean

			Dollar
			Amount	Percentage
	2005	2004	Change	Change
	(In millions, except % data)

Net sales	$354	$310	$44	14.2%
Gross contribution before marketing	$208	$184	$24	13.0%
Underlying operating profit	$96	$83	$13	15.7%

The $44 million net sales increase was primarily due to volume growth of 5.4%, higher pricing and improved mix. Peñafiel and Aguafiel volumes were higher due to increased penetration of the modern food channel, strong performance by third-party distributors, and the launches of Peñafiel Naturel and Aguafiel Frutal Orange, partially offset by a decrease in Squirt volumes. In addition, business arrangements with certain third-party distributors were revised, which increased net sales.

The $24 million GCBM increase was due to higher net sales, partially offset by higher cost of sales, primarily from higher plastic and glass costs.

The $13 million UOP increase was due to higher GCBM and lower selling, general and administrative expenses, which was partially offset by higher transportation expenses.

The impact of foreign currency translation did not materially impact the changes in net sales, GCBM and UOP in 2005 and 2004.

Critical Accounting Policies

The process of preparing our financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. These estimates and judgments are based on historical experience, future expectations and other factors and assumptions we believe to be reasonable under the circumstances. The most significant estimates and judgments are reviewed on an ongoing basis and are revised when necessary. Actual amounts may differ from these estimates and judgments. A summary of our significant accounting policies is contained in note 2 to our audited combined financial statements included elsewhere in this information statement.

The most significant estimates and judgments relate to:

•	revenue recognition,

•	valuations of goodwill and other indefinite lived intangibles,

•	stock based compensation,

•	pension and postretirement benefits and

•	income taxes.

Revenue Recognition

We recognize sales revenue when all of the following have occurred: (1) delivery, (2) persuasive evidence of an agreement exists, (3) pricing is fixed or determinable, and (4) collection is reasonably assured. Delivery is not considered to have occurred until the title and the risk of loss passes to the customer according to the terms of the contract between us and the customer. The timing of revenue recognition is largely dependent on contract terms. For sales to other customers that are designated in the contract as free-on-board destination, revenue is recognized when the product is delivered to and accepted at the customer’s delivery site.

In addition, we offer a variety of incentives and discounts to bottlers, customers and consumers through various programs to support the distribution and promotion of our products. These incentives and discounts include cash discounts, price allowances, volume based rebates, product placement fees and other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance. These incentives and discounts, which we collectively refer to as trade spend, are reflected as a reduction of gross sales to arrive at net sales. Trade spend for 2006 includes the effect of our bottling acquisitions where the amounts of such spend are larger than those related to other parts of our business. The aggregate deductions from gross sales recorded by us in relation to these programs were approximately $2,440 million, $928 million and $861 million in 2006, 2005 and 2004, respectively. Net sales are also reported net of sales taxes and other similar taxes.

Goodwill and Other Indefinite Lived Intangible Assets

The majority of our intangible asset balances are made up of goodwill and brands which we have determined to have indefinite useful lives. In arriving at the conclusion that a brand has an indefinite useful life, we review factors such as size, diversification and market share of each brand. We expect to acquire, hold and support brands for an indefinite period through consumer marketing and promotional support. We also consider factors such as our ability to continue to protect the legal rights that arise from these brand names indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of the brand name. If the criteria are not met to assign an indefinite life, the brand is amortized over its expected useful life.

We conduct impairment tests on goodwill and all indefinite lived intangible assets annually, as of December 31, or more frequently if circumstances indicate that the carrying amount of an asset may not be recoverable. We use present value and other valuation techniques to make this assessment. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Impairment tests for goodwill include comparing the fair value of the respective reporting units, which are our segments, with their carrying amount, including goodwill. Goodwill is evaluated using a two-step impairment test at the reporting unit level. The first step compares the carrying amount of a reporting unit, including goodwill, with its fair value. If the carrying amount of a reporting unit exceeds its fair value, a second step is completed to determine the amount of goodwill impairment loss to record. In the second step, an implied fair value of the reporting unit’s goodwill is determined by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill. The amount of impairment loss is equal to the excess of the carrying amount of the goodwill over the implied fair value of that goodwill. See note 8 to our audited combined financial statements included elsewhere in this information statement.

The tests for impairment include significant judgment in estimating fair value primarily by analyzing future revenues and profit performance. Assumptions used on our impairment calculations, such as our cost of capital and the appropriate discount rates are based on the best available market information and are consistent with our internal operating forecasts. These assumptions could be negatively impacted by various of the risks discussed in “Risk Factors” in this information statement.

Stock-Based Compensation

On January 3, 2005, we adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS 123(R)”). SFAS 123(R) requires the recognition of compensation expense in our Combined Statements of Operations related to the fair value of employee share-based awards. We have selected the modified prospective method of transition; accordingly, prior periods have not been restated. Upon adoption of SFAS 123(R), for awards which are classified as liabilities we were required to reclassify the APB 25 (as defined below) historical compensation cost from equity to liability and to recognize the difference between this and the fair value liability through the statement of operations.

We selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock-based awards. The Black-Scholes option pricing model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, including the option’s expected term, expected volatility of the underlying stock, risk-free rate, and expected dividends. These assumptions significantly affect the stock compensation charges associated with each grant and in the case of liability plans, the cost associated with remeasuring the liability at each balance sheet date. Moreover, changes in forfeiture rates affect the timing and amount of stock compensation expense recognized over the requisite service period.

Under SFAS 123(R), we recognize the cost of all unvested employee stock options on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. In addition, we have certain employee share plans that contain inflation indexed earnings growth performance conditions. SFAS 123(R) requires plans with such performance criteria to be accounted for under the liability method. The liability method, as set out in SFAS 123(R), requires a liability be recorded on the balance sheet until awards have vested. Also, in calculating the income statement charge for share awards under the liability method as set out in SFAS 123(R), the fair value of each award must be remeasured at each reporting date until vesting.

In 2004, stock compensation expense was determined based on Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. Under APB 25, compensation expense was determined as the difference between the market price and exercise price of the share-based award. For fixed plans, compensation cost was determined on the date of grant. For variable plans, compensation was remeasured at each balance sheet date until the award vested.

The compensation expense related to our stock-based compensation plans is included within “selling, general and administrative expenses” in our Combined Statements of Operations. We recognized approximately $17 million ($10 million net of tax), $22 million ($13 million net of tax) and $7 million ($4 million net of tax) of expense in 2006, 2005 and 2004, respectively. See note 14 to our audited combined financial statements for a further description of the stock-based compensation plans.

Pension and Postretirement Benefits

We have several pension and postretirement plans covering our employees who satisfy age and length of service requirements. There are nine stand-alone and five multi-employer pension plans and five stand-alone and one multi-employer postretirement plans. Depending on the plan, pension and postretirement benefits are based on a combination of factors, which may include salary, age and years of service. One of the nine stand-alone plans is an unfunded pension plan that provides supplemental pension benefits to certain senior executives, and is accounted for as a defined contribution plan.

Pension expense has been determined in accordance with the principles of SFAS No. 87, Employers’ Accounting for Pensions which requires use of the “projected unit credit” method for financial reporting. We adopted the provisions of SFAS No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of Financial Accounting Standards Board Statements No. 87, 88, 106, and 132(R) (“SFAS 158”) related to recognizing the funded status of a benefit plan and the disclosure requirements on December 31, 2006. We have elected to defer the change of measurement date as permitted by SFAS 158. Our policy is to fund pension plans in accordance with the requirements of the Employee Retirement Income Security Act. Employee benefit plan obligations and expenses included in the combined financial statements are determined from actuarial analyses based on plan assumptions, employee demographic data, years of service, compensation, benefits and claims paid and employer contributions. These funds are funded as benefits are paid, and thus do not have an investment strategy or target allocations for plan assets.

Cadbury Schweppes sponsors the five multi-employer pension plans for which our employees participate, and therefore we account for these as defined contribution plans.

The expense related to the postretirement plans has been determined in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (“SFAS 106”). As provided in SFAS 106, we accrue the cost of these benefits during the years that employees render service to us.

The calculation of pension and postretirement plan obligations and related expenses is dependent on several assumptions used to estimate the present value of the benefits earned while the employee is eligible to participate in the plans. The key assumptions we use in determining the plan obligations and related expenses include: (1) the interest rate used to calculate the present value of the plan liabilities, (2) employee turnover, retirement age and mortality and (3) the expected return on plan assets. Our assumptions reflect our historical experience and our best judgment regarding future performance. Due to the significant judgment required, our assumptions could have a material impact on the measurement of our pension and postretirement obligations and expenses.

See note 13 to our audited combined financial statements for more information about the specific assumptions used in determining the plan obligations and expenses.

Income Taxes

Our income taxes are computed and reported on a separate return basis as if we were not a part of Cadbury Schweppes. Our tax rate is based on our net income before tax, statutory tax rates and tax planning benefits available to us in the jurisdictions in which we operate. Significant judgment is required in determining our annual tax rate and in evaluating our tax positions. We establish reserves when we believe certain positions may be subject to challenge. We adjust these reserves as the facts and circumstances of each position changes.

Deferred taxes are recognized for future tax effects of temporary differences between financial and income tax reporting using rates in effect for the years in which the differences are expected to reverse. We establish valuation allowances for our deferred tax assets when we believe expected future taxable income is not likely to support the use of a deduction or credit in that tax jurisdiction.

We have adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) effective January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The establishment of a liability for unrecognized tax benefits requires us to identify whether a tax position is more likely than not to be sustained upon examination by tax authorities and also required us to estimate the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement. Whether a tax position is more likely than not to be sustainable, and determining the largest amount that is more likely than not to be realizable upon settlement, are subject to judgment. Changes in judgment can occur between initial recognition through settlement or ultimate de-recognition based upon changes in facts, circumstances and information available at each reporting date.

The cumulative effect of adopting FIN 48 was a $16 million increase in tax reserves and a corresponding decrease to operating retained earnings at January 1, 2007. Upon adoption, the amount of gross unrecognized tax benefit at January 1, 2007 was $85 million. Of this amount, $45 million, if recognized, would impact our effective tax rate.

Our effective tax rate for the nine months ended September 30, 2007 was 37.8%. See note 7 to our unaudited interim combined financial statements.

Liquidity and Capital Resources

Trends and Uncertainties Affecting Liquidity

Upon our separation from Cadbury Schweppes, our capital structure, long-term commitments, and sources of liquidity will change significantly from our historical capital structure, long-term commitments and sources of liquidity. After the separation, our primary source of liquidity will be cash provided from operating activities. We believe that the following will negatively impact liquidity:

•	We will incur significant third party debt in connection with the separation;

•	We will continue to make capital expenditures to build new manufacturing capacity, upgrade our existing plants and distribution fleet of trucks, replace and expand our cold drink equipment, make IT investments for IT systems, and from time-to-time invest in restructuring programs in order to improve operating efficiencies and lower costs;

•	We will assume significant pension obligations; and

•	We may make further acquisitions.

New Financing Arrangements

We expect to incur $      million of third party debt in connection with the separation, as described under “Description of Indebtedness.” We intend to use proceeds of this debt to repay an aggregate of $      of the debt, and $      of payables, in each case, owed by us to Cadbury Schweppes. The amount of related party debt we currently have outstanding is not indicative of the debt we will have outstanding following the separation.

Capital Expenditures and Restructuring

Capital expenditures were $158 million in 2006 compared to $44 million in 2005. The increase was primarily due to inclusion of our bottling acquisitions and our capital expenditures for 2006 primarily consisted of manufacturing and distribution equipment, cold drink equipment and IT investments for new systems. In the nine months ended September 30, 2007, our capital expenditures were $123 million, and were for similar items. We plan to incur capital expenditures of approximately $      million in 2008.

We expect to complete the restructuring and integration plans that we have undertaken following the bottling acquisitions. These plans are designed to improve operating efficiencies and lower costs, and they will result in further significant restructuring costs. We also expect to incur additional restructuring costs as we outsource certain transactional activities to third party service providers and integrate and upgrade our information technology systems.

On October 10, 2007, we announced a restructuring of our organization. The restructuring will result in a reduction of approximately 470 employees in our corporate, sales and supply chain functions located in the United States, Canada and Mexico. The restructuring will also include the closure of two manufacturing facilities. As a result of this restructuring, we expect to recognize a charge of approximately $70 million, primarily in 2007, with the balance in 2008. We expect this restructuring to generate annual cost savings of approximately $70 million, most of which are expected to be realized in 2008 with the full annual benefit realized from 2009 onwards.

Pension Obligations

We are currently finalizing our pension arrangements for our employees. We expect to assume significant unfunded employee benefit liabilities for pension benefit and postretirement obligations from Cadbury Schweppes for qualified and non-qualified plans. These obligations will be reflected in our historical financial statements when the assets and liabilities relating to these plans are divided between Cadbury Schweppes and us prior to the separation.

Acquisitions

We may make further acquisitions. For example, we may make further acquisitions of regional bottling companies to further extend our geographic coverage. Any acquisitions may require future capital expenditures and restructuring expenses.

Liquidity

Based on our current and anticipated level of operations, we believe that our proceeds from operating cash flows, together with amounts we expect to be available under our new financing arrangements, will be sufficient to meet our anticipated liquidity needs over at least the next twelve months.

Net Cash From Operating Activities

Net cash from operating activities was $757 million for the nine months ended September 30, 2007 compared to $521 million for the nine months ended September 30, 2006. This $236 million increase was primarily due to an increase in our cash flows from working capital of $167 million and increases in other non-current liabilities of $64 million, which is attributable to implementation of FIN 48. Changes in working capital were an increased source of cash flow from operations for the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006, primarily as a result of increases in both related parties payables of $219 million and accounts payable and accrued expenses of $45 million. These increases were partially offset by increases in inventories of $50 million and other accounts receivable of $50 million.

Net cash from operating activities was $581 million in 2006 compared to $583 million in 2005. The $2 million decrease was primarily due to an increase in net earnings of $33 million, partially offset by a decrease in our cash flows from working capital of $89 million. Changes in working capital were a decreased source of cash flow from operations in 2006 compared to 2005, primarily as a result of a $138 million decrease from accounts payables and accrued expenses, partially offset by a $20 million decrease from receivables.

Net cash from operating activities was $583 million in 2005 compared to $610 million in 2004. The $27 million decrease was primarily due to an increase in net earnings of $31 million, partially offset by a decrease in our cash flows from working capital of $6 million. Changes in working capital were a decreased source of cash flow from operations in 2005 compared to 2004, primarily as a result of a $44 million increase in accounts receivable, partially offset by a $34 million increase in accounts payables and accrued expenses.

Net Cash Used in Investing Activities

Net cash used in investing activities was $1,450 million for the nine months ended September 30, 2007 compared to $550 million in the nine months ended September 30, 2006. The increase of $900 million was primarily attributable to the issuance of notes receivable for $1,773 million, partially offset by $515 million due to the repayment of notes receivable and a decrease of $416 million for acquisitions, principally the acquisition in 2006 of the remaining 55% interest in DPSUBG.

Net cash used in investing activities was $502 million in 2006 compared to $283 million provided by investing activities in 2005 and $184 million provided by investing activities in 2004. The $785 million increase in 2006 was primarily due to the acquisition of the remaining 55% interest in DPSUBG, higher purchases of property, plant, and equipment, and lower proceeds from asset sales. The increase of $99 million in 2005 was primarily due to lower purchases of property, plant, and equipment.

Net Cash Used in Financing Activities

Net cash provided by financing activities was $691 million for the nine months ended September 30, 2007 compared to $81 million for the nine months ended September 30, 2006. The $610 million increase in 2007 was due to higher levels of debt issuances and net investment transactions with Cadbury Schweppes, partially offset by increases in debt repayment.

Net cash used in financing activities was $72 million in 2006 compared to $815 million in 2005 and $799 million in 2004. The $743 million decrease in 2006 was primarily due to increases in net long-term debt and net investment transactions with, and cash distributions to, Cadbury Schweppes. The increase of $16 million in 2005 was primarily due to lower levels of debt repayment and net investment transactions with Cadbury Schweppes, partially offset by cash distributions to Cadbury Schweppes.

Cash and Cash Equivalents

Cash and cash equivalents were $34 million at September 30, 2007 and decreased $1 million in the nine months ended September 30, 2007 from $35 million at the prior year end. The decrease was primarily due to transactions with Cadbury Schweppes.

Contractual Commitments and Obligations

We enter into various contractual obligations that impact, or could impact, our liquidity. The following table summarizes our contractual obligations and contingencies at December 31, 2006. See notes 10 and 13 to our audited combined financial statements included elsewhere in this information statement for additional information regarding the items described in this table.

		Payments Due in Fiscal Year
	Total	2007	2008	2009	2010	2011	After 2011
		(In millions)

Long-term debt obligations(1)	$3,770	$708	$695	$22	$128	$1,982	$235
Capital leases(2)	24	2	2	3	3	3	11
Interest payments(3)	907	218	203	174	167	110	35
Operating leases(4)	249	48	45	40	36	30	50
Purchase obligations(5)	218	98	35	23	20	11	31
Other long-term liabilities(6)	52	6	5	5	5	4	27

Total	$5,220	$1,080	$985	$267	$359	$2,140	$389

(1)	Amounts represent scheduled principal payments for long-term debt.

(2)	Amounts represent capitalized lease obligations, net of interest. Interest in respect of capital leases is included under the caption “Interest payments” on this table.

(3)	Amounts represent our estimated interest payments based on: (1) projected LIBOR rates; (2) specified interest rates for fixed rate debt; (3) capital lease amortization schedules; and (4) debt amortization schedules.

(4)	Amounts represent minimum rental commitment under noncancelable operating leases.

(5)	Amounts represent payments under agreements to purchase goods or services that are legally binding and that specify all significant terms, including long-term contractual obligations.

(6)	Amounts represent estimated pension and postretirement benefit payments for U.S. and non-U.S. defined benefit plans. In addition, on January 1, 2007, we adopted the provisions of FIN 48. The cumulative effect of adopting FIN 48 was a $16 million increase in tax reserves. The table above does not reflect any payments we may be required to make in respect of tax matters for which we have established reserves in accordance with FIN 48.

Inflation

The principal effect of inflation on our operating results is to increase our costs. Subject to normal competitive market pressures, we seek to mitigate the impact of inflation by raising prices.

Effect of Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”). SFAS 141(R) will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Some of the changes, such as the accounting for contingent consideration, will introduce more volatility into earnings. SFAS 141(R) is effective for us beginning January 1, 2009. We are currently evaluating the provisions of SFAS 141(R) and have not determined the impact, if any, on our combined financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling interests in subsidiaries as equity in the consolidated financial statements. SFAS 160 is effective for us beginning January 1, 2009. We are currently evaluating the provisions of SFAS 160 and have not determined the impact, if any, on its combined financial statements.

In June 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 06-11 Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”), which requires entities to record tax benefits on dividends or dividend equivalents that are charged to retained earnings for certain share-based awards to additional paid-in capital. In a share-based payment arrangement, employees may receive dividends or dividend equivalents on awards of nonvested equity shares, nonvested equity share units during the vesting period, and share options until the exercise date. Generally, the payment of such dividends can be treated as deductible compensation for tax purposes. The amount of tax benefits recognized in additional paid-in capital should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 is effective for fiscal years beginning after December 15, 2007, and interim periods within those years. We believe the adoption of EITF 06-11 will not have a material impact on our combined financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for us January 1, 2008. We believe that the adoption of SFAS 159 will not have a material impact on our combined financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157 is effective for us January 1, 2008. A one-year deferral is in effect for non financial assets and liabilities that are measured on a nonrecurring basis. We believe that the adoption of SFAS 157 will not have a material impact on our combined financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Historically, Cadbury Schweppes has managed foreign currency risk on a centralized basis on our behalf. Our primary exposure to foreign exchange rates is the Canadian dollar and Mexican peso against the U.S. dollar. In order to manage exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, Cadbury Schweppes historically has entered into foreign exchange forward contracts for all forecasted receipts and payments. All of these hedged transactions are against firmly committed or forecasted exposure. Cadbury Schweppes does not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary.

Following the separation, we currently intend to continue Cadbury Schweppes’ practice of using foreign exchange forward and option contracts to manage our exposure to changes in foreign exchange rates.

Interest Rate Risk

Historically, Cadbury Schweppes has managed interest rate risk on a centralized basis on our behalf through the use of interest rate swaps, cross currency interest rate swaps and forward rate agreements. The objectives for the mix between fixed and floating rate borrowings have been set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall.

Our historic interest rate exposure relates primarily to intercompany loans or other amounts due to, or from, Cadbury Schweppes. We expect to incur $      million of third party debt in connection with the separation, as described under “Description of Indebtedness.” The third party debt may bear fixed, floating or a combination of fixed and floating interest rates. To the extent a portion of the debt has a fixed rate of interest, there can be no assurance that we will be able to refinance this debt at the same or lower rates upon maturity. To the extent a portion of the debt has a floating rate of interest, we will be exposed to interest rate risk. As a result, a 25 basis point movement in the interest rate charged for the $      million we expect to be outstanding at separation will result in a change of interest expense of $     per annum.

Following the separation, we currently intend to continue Cadbury Schweppes’ practice of using interest rate swaps, cross currency interest rate swaps and forward rate agreements to manage our exposure to changes in interest rates.

Commodity Risk

Historically, Cadbury Schweppes has managed hedging of certain commodity costs on a centralized basis on our behalf through forward contracts for commodities. The use of commodity forward contracts enables Cadbury Schweppes to obtain the benefit of guaranteed contract performance on firm priced contracts offered by banks, the exchanges and their clearing houses.

The commodities forward contracts manage Cadbury Schweppes exposure to adverse movements in cash flow, and gains or losses due to the market risk arising from changes in prices for commodities traded on commodity exchanges.

Following the separation, commodities forward contracts in existence relating to our business will be transferred to us and we currently intend to continue Cadbury Schweppes’ practice in this area.

INDUSTRY

Overview

United States

In the United States, we operate primarily within the non-alcoholic liquid refreshment beverage market. This market consists of CSDs, non-CSDs (including ready-to-drink teas, juices, juice drinks and sports drinks) and bottled water. The U.S. liquid refreshment beverage market has grown over the last five years, with average annual volume growth of 3.9% between 2001 and 2006 and average annual retail sales growth of 5.1% over the same period. In 2006, the market grew by 4.1% in volume and 6.6% in retail sales. Total retail sales in 2006 in the U.S. liquid refreshment beverage market were $106 billion, with CSDs accounting for 66.1%, non-CSDs accounting for 19.7% and bottled water accounting for 14.2%.

CSDs.  In 2006, CSD retail sales grew by 2.9% despite a 0.6% decline in volume. The rise in retail sales was primarily due to price increases in CSDs combined with strong growth of premium-priced energy drinks. The decline in volume was primarily attributable to a combination of increased pricing and consumers switching to non-CSDs and bottled water. Diet CSDs’ share of the overall CSD market segment increased from 25.1% in 2001 to 29.5% in 2006.

Colas and Flavored CSDs.  Flavored CSDs have become increasingly popular and have gained volume share versus cola CSDs. Within the CSD market segment, colas represented 57.4% of total CSD volume in 2006. Flavored CSDs have increased their share of the overall CSD market segment (as measured by volume) from 40.1% in 2001 to 42.6% in 2006, and colas have lost volume share from 59.9% in 2001 to 57.4% in 2006.

Non-CSDs.  Non-CSDs have experienced strong market share, volume and retail sales growth over the last five years. Non-CSD retail sales experienced an average annual growth rate of 8.9% from 2001 to 2006, and non-CSD volume share of the overall U.S. liquid refreshment beverage market increased from 12.7% in 2001 to 16.3% in 2006. Non-CSD volume and retail sales increased by 13.2% and 14.8%, respectively, in 2006, with strong growth in ready-to-drink teas, sports drinks and juice drinks.

Bottled Water.  The bottled water market segment consists of both spring waters and purified waters in packages of 1.5 liters or less. Bottled water pricing declined 2% in 2006 as a result of competitive pressures. Volume and retail sales increased by 16.5% and 14.5%, respectively, in 2006. Retail sales of bottled water increased by an average annual growth rate of 14.9% from 2001 to 2006.

All U.S. market and industry data set forth above is from Beverage Digest. See “— Use of Market Data in this Information Statement.”

Canada and Mexico

In the Canadian and Mexican markets, we operate in market segments similar to those in which we operate in the United States. The Canadian and Mexican markets have exhibited broadly similar trends to those in the United States, except that the Mexican CSD volume grew 4.9% in 2006, according to Canadean.

Total Canadian soft drink retail sales in 2006, including CSDs, non-CSDs and bottled water, were $16.1 billion. CSDs accounted for 41.6% of total volume in the Canadian soft drink market, or $4.4 billion in retail sales, followed by non-CSDs and bottled water with 37.4% and 21.0% of total volume, and $8.3 billion and $3.4 billion in retail sales, respectively.

Total Mexican soft drink retail sales in 2006, including CSDs, non-CSDs and bottled water, were $20.9 billion. CSDs accounted for 70.1% of total volume in the Mexican soft drink market in 2006 or $13.7 billion in retail sales, followed by non-CSDs and bottled water with 20.5% and 9.5% of total volume, and $5.2 billion and $2.0 billion in retail sales, respectively.

All Canadian and Mexican market and industry data set forth above is from Canadean. See “— Use of Market Data in this Information Statement.”

Beverage Market Trends

We believe the key trends influencing the North American liquid refreshment beverage market include:

•	Increased health consciousness. Consumers have become more health conscious in their food and beverage consumption. This trend is a result of increased consumer awareness of health issues, media attention regarding obesity, focus on nutrition in schools and aging trends among consumers. We believe the main beneficiaries of this trend include diet drinks, ready-to-drink teas, enhanced waters and bottled waters.

•	Changes in lifestyle. Consumers are increasingly looking for convenience due to hurried lifestyles, an increasing number of women in the work force, the rise in single-occupancy households, the increasing urbanization of populations and the decline in formal family meals. We believe changes in lifestyle will continue to drive increased sales of single-serve beverages, which typically have higher margins.

•	Growing demographic segments in the United States. The growth of various U.S. demographic segments will be increasingly important to the growth of the U.S. liquid refreshment beverage market. For example, according to the U.S. Census Bureau, over the next 20 years, more than 40% of the U.S. population growth is expected to come from the Hispanic population. We believe marketing and product innovations that target fast growing population segments, such as the Hispanic community in the United States, will drive further market growth.

•	Product and packaging innovation. We believe brand owners and bottling companies will continue to create new products and packages such as beverages with new ingredients and new premium flavors, as well as innovative convenient packaging that address changes in consumer tastes and preferences.

•	Changing retailer landscape. As retailers continue to consolidate, we believe partnering with key retailers will be instrumental for future success in the beverage industry. We believe retailers will support consumer product companies that can provide an attractive portfolio of products, a strong value proposition and efficient delivery.

•	Recent increases in raw material costs. The costs of a substantial proportion of the raw materials used in the beverage industry, such as aluminum cans and ends, glass bottles, plastic bottles and caps, paperboard packaging, HFCS and other sweeteners, juices and fruits, are dependent on commodity prices for aluminum, natural gas, resins, corn, pulp and other commodities. Recently, these costs on the whole have increased significantly and this has exerted pressure on industry margins.

Industry Manufacturing, Sales and Distribution

The U.S. beverage industry is comprised of many participants including brand owners, bottling companies and distributors. Market participants adopt different business models, ranging from being exclusively a brand owner, bottler or distributor, to an integrated brand owner, bottler and distributor. Retailers also participate in the beverage industry directly through their own private label products.

Traditionally, the CSD industry has employed a licensing model comprised of brand owners who grant licenses to bottling companies. This structure effectively separated the management and marketing of brands, as well as the production of beverage concentrates, from the more capital intensive manufacturing, bottling and distribution of finished beverages. In contrast, brand owners of non-CSDs traditionally have manufactured a larger percentage of finished beverages themselves, which are then sold primarily to distributors and retailers. These manufacturing and distribution models are summarized in the following charts:

The bottled water market segment includes spring water and purified water. Purified water is typically filtered by the bottler, who bottles the water and sells it to a distributor or retailer. Spring water is typically bottled at the source by the brand owner and is distributed by both the brand owner and by bottlers and distributors.

Brand Owners.  Brand owners own beverage brands, formulas and the proprietary know-how required for the preparation of their beverages, either in concentrate form or as a finished beverage. In a traditional CSD licensing model, brand owners manufacture the beverage concentrates, which are highly condensed liquids or powders that contain all of the proprietary flavors and ingredients that make up the unique taste of the beverage. The concentrates are sold to bottling companies pursuant to a license from the brand owner. Brand owners may also manufacture and package the finished beverages for some of their brands and sell the finished beverages direct to retailers, distributors and other third parties. Brand owners maintain strong brands by promoting brand awareness through marketing, advertising and promotion, and by developing new and innovative products and product line extensions that address changes in consumer tastes and preferences.

Bottlers and Distributors.  Bottlers are manufacturers and distributors of branded canned or bottled beverages that are ready to be sold to retailers as finished beverages. For CSDs, bottlers purchase beverage concentrates from brand owners and combine it with sweeteners, carbonation and water to create the finished beverages. For non-CSDs, bottlers purchase finished beverages from brand owners and may also manufacture finished beverages. Distributors are independent companies that solely distribute the finished beverages. Bottlers and distributors sell and distribute finished beverages in the territories where they hold brand licenses. These territories may be exclusive or non-exclusive depending on the license arrangements.

Bottling Systems.  The U.S. bottling industry consists of the following four systems:

•	Coca-Cola Affiliated System. The Coca-Cola affiliated system includes Coca-Cola Enterprises and Coca-Cola Bottling Co. Consolidated, both of which are partially-owned by Coca-Cola, as well as smaller independent Coca-Cola affiliated bottlers. The Coca-Cola affiliated system primarily manufactures, markets and distributes Coca-Cola branded products, but also manufactures and distributes other brands. For example, Coca-Cola Enterprises is the second largest bottler of our products and the largest Dr Pepper bottler.

•	PepsiCo Affiliated System. The PepsiCo affiliated system includes Pepsi Bottling Group, PepsiAmericas and Pepsi Bottling Ventures, which are partially-owned by PepsiCo, as well as smaller independent PepsiCo affiliated bottlers. The PepsiCo affiliated system primarily manufactures, markets and distributes PepsiCo branded products. These bottlers also manufacture and distribute other brands. For example, Pepsi Bottling Group is the third largest bottler of our products and the third largest Dr Pepper bottler.

•	DPS System. The DPS system consists of our Bottling Group segment, which is the largest bottler of our products and the second largest Dr Pepper bottler. Our Bottling Group is further described in this information statement.

•	Independent Bottler System. The independent bottler system includes smaller independent bottlers that are not part of the other three systems. The independent system is primarily involved with the bottling of our brands.

As the CSD industry has matured, brand owners have begun diversifying into higher growth non-CSDs. Today brand owners manufacture a higher percentage of finished beverages than in the past. This has led to an increased focus on alignment of economic interests through the entire manufacturing and distribution chain, which in some cases has resulted in more vertical integration of brand owners, bottlers and distributors.

Sales Channels.  The primary retail sales channels for liquid refreshment beverages in the United States include supermarkets, fountains, mass merchandisers, club stores, vending machines, convenience stores, gas stations, small groceries, drug chains, dollar stores and small retail stores. CSD sales are largely concentrated in the supermarkets, fountain and mass merchandisers channels. The consolidation of retailers and the growth of club stores over the last few years has increased the power and influence of these retailers on price, promotional and marketing programs and delivery requirements. The fountain channel, which constituted 23% of the U.S. CSD market segment in 2006 according to Beverage Digest, represents beverages sold at retail that come in disposable cups or glasses, such as CSDs at restaurants, convenience stores or gas stations.

Distribution of Finished Beverages.  Finished beverages are distributed to the retail sales channels through four main methods:

•	Direct store delivery. Finished beverages are delivered directly to the retail stores by bottlers or distributors. In many cases, the bottler or distributor is responsible for stocking and merchandising the product directly on the retail shelf.

•	Warehouse delivery. Finished beverages are shipped to retailer warehouses, and then delivered by the retailer through its own delivery system to its stores.

•	Fountain foodservice. Fountain syrup is delivered to fountain customers either through direct store delivery or the customer’s warehouse.

•	Vending operations. Finished beverages are delivered to vending machines and stocked and filled by vending service operators or bottlers.

Canada

The Canadian beverage industry is similar to the U.S. industry. However, the Canadian industry consists primarily of two CSD bottling systems (compared to four in the United States): the Coca-Cola affiliated system and the PepsiCo affiliated system. The Canadian beverage industry is also characterized by more consolidated retail sales channels than in the United States.

Mexico

The Mexican beverage industry is similar to the U.S. industry in its manufacturing, bottling and distribution model. However, unlike the United States, the Mexican retail channels are comprised largely of “mom and pop” stores or traditional trade, accounting for approximately 60% of total sales outlets in Mexico according to Canadean. In the past few years, the traditional trade has faced increasing competition from the expansion of the modern food channel (including supermarkets and hypermarkets) and convenience stores. The on-premise channel, which includes restaurants, street stalls, kiosks, hotels and cinemas, is another growing sales channel in Mexico.

Use of Market Data in this Information Statement

The market and industry data in this information statement is from independent industry sources, including ACNielsen, Beverage Digest and Canadean. Although we believe that these independent sources are reliable, we have not verified the accuracy or completeness of this data or any assumptions underlying such data.

ACNielsen, a business of The Nielsen Company, is a marketing information provider, primarily serving consumer packaged goods manufacturers and retailers. We use ACNielsen data as our primary management tool to track market performance because it has broad and deep data coverage, is based on consumer transactions at retailers, and is reported to us monthly. ACNielsen data provides measurement and analysis of marketplace trends such as market share, retail pricing, promotional activity and distribution across various channels, retailers and geographies. Measured categories provided to us by ACNielsen Scantrack include CSDs, energy drinks, single-serve bottled water, non-alcoholic mixers and non-carbonated beverages, including ready-to-drink teas, single-serve and multi-serve juice and juice drinks, and sports drinks. ACNielsen also provides data on other food items such as apple sauce. The ACNielsen data we present in this information statement is from ACNielsen’s Scantrack service, which compiles data based on scanner transactions in certain sales channels, including grocery stores, mass merchandisers, drug chains, convenience stores and gas stations. However, this data does not include the fountain or vending channels, Wal-Mart or small independent retail outlets, which together represent a meaningful portion of the U.S. liquid refreshment beverage market and of our net sales and volume.

Beverage Digest is an independent beverage research company that publishes an annual Beverage Digest Fact Book. We use Beverage Digest primarily to track market share information and broad beverage and channel trends. This annual publication provides a compilation of data supplied by beverage companies. Beverage Digest covers the following categories: CSDs, energy drinks, bottled water and non-carbonated beverages (including ready-to-drink teas, juice and juice drinks and sports drinks). Beverage Digest data does not include multi-serve juice products or bottled water in packages of 1.5 liters or more. Data is reported for certain sales channels, including grocery stores, mass merchandisers, club stores, drug chains, convenience stores, gas stations, fountains, vending machines and the “up-and-down-the-street” channel consisting of small independent retail outlets.

We use both ACNielsen and Beverage Digest to assess both our own and our competitors’ performance and market share in the United States. Different market share rankings can result for a specific beverage category depending on whether data from ACNielsen or Beverage Digest is used, in part because of the differences in the sales channels reported by each source. For example, because the fountain channel (where we have a relatively small business except for Dr Pepper) is not included in ACNielsen data, our market share using the ACNielsen data is generally higher for our CSD portfolio than the Beverage Digest data, which does include the fountain channel.

Canadean is a market research and data management company focusing on the international beverage industry and its suppliers. Beverage categories measured by Canadean include packaged water, carbonates, juice, nectars, still drinks, iced/ready-to-drink tea drinks, squash/syrups and fruit powders, sports drinks and energy drinks. Canadean provides data for certain sales channels, including off-premise distribution such as supermarkets, hypermarkets, department stores, “mom and pop” outlets, delicatessens, pharmacies/drugstores, street stalls, specialist drink shops and on-premise distribution such as vending machines, quick service restaurants, eating, drinking and accommodation establishments and institutions. We use Canadean data to assess both our own and our competitors’ performance and market share in Canada and Mexico.

BUSINESS

Overview

We are a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada and Mexico with a diverse portfolio of flavored (non-cola) CSDs and non-CSDs, including ready-to-drink teas, juices, juice drinks and mixers. We have some of the most recognized beverage brands in North America, with significant consumer awareness levels and long histories that evoke strong emotional connections with consumers.

The following table provides highlights about our company and our key brands:

Our Company

• #1 flavored CSD company in the United States
• More than 75% of our volume from brands that are either #1 or #2 in their category
• #3 North American liquid refreshment beverage business
• $4.7 billion of net sales in 2006 from the United States (88%), Canada (4%) and Mexico and the Caribbean (8%)
• $1.0 billion of income from operations in 2006

Our Key Brands

•   #1 in its flavor category and #2 overall flavored CSD in the United States

•   Distinguished by its unique blend of 23 flavors and loyal consumer following

•   Flavors include regular, diet and “Soda Fountain Classics” line extensions

•   Oldest major soft drink in the United States, introduced in 1885

•   A leading ready-to-drink tea in the United States

•   Teas include premium Snapple teas and super premium red, green, black and white teas

•   Brand also includes premium juices, juice drinks and recently launched enhanced waters

•   Founded in Brooklyn, New York in 1972

•   #2 lemon-lime CSD in the United States

•   Re-launched in 2006 as the only major lemon-lime CSD with all-natural flavors and no artificial preservatives

•   Flavors include regular, diet and cherry

•   The original “Un-Cola,” created in 1929

• #1 apple juice and #1 apple sauce brand in the United States

•   Juice products include apple and other fruit juices, Mott’s Plus and Mott’s for Tots

•   Apple sauce products include regular, unsweetened, flavored and organic

•   Brand began as a line of apple cider and vinegar offerings in 1876

• #1 orange CSD in the United States • Flavors include orange, diet and other fruits • Licensed to us as a soft drink by the Sunkist Growers Association since 1986

•   #1 fruit punch brand in the United States

•   Brand includes a variety of fruit flavored and reduced calorie juice drinks

•   Developed originally as an ice cream topping known as “Leo’s Hawaiian Punch” in 1934

• #1 root beer in the United States • Flavors include regular and diet root beer and cream soda • A classic all-American soda first sold at a veteran’s parade in 1919

• #1 ginger ale in the United States and Canada • Brand includes club soda, tonic and other mixers • Created in Toronto, Canada in 1904 and introduced in the United States in 1919

• #2 ginger ale in the United States and Canada • Brand includes club soda, tonic and other mixers • First carbonated beverage in the world, invented in 1783

• #1 grapefruit CSD in the United States and #2 grapefruit CSD in Mexico • Flavors include regular, diet and ruby red • Founded in 1938

• A leading spicy tomato juice brand in the United States, Canada and Mexico • Key ingredient in Canada’s popular cocktail, the Bloody Caesar • Created in 1969

• #1 carbonated mineral water brand in Mexico • Brand includes Flavors, Twist and Naturel • Mexico’s oldest mineral water, founded in 1928

• #1 portfolio of mixer brands in the United States • #1 mixer brand (Mr & Mrs T) in the United States • Leading mixers (Margaritaville and Rose’s) in their flavor categories

Note:  All information regarding our company’s market positions is for 2006 and from Beverage Digest and Canadean. All information regarding our brand market positions in the United States is for 2006 and from ACNielsen. All information regarding our brand market positions in Canada and Mexico is for 2006 and from Canadean. For a description of the different methodologies used by these sources (including sales channels covered), see “Industry — Use of Market Data in this Information Statement.”

The Sunkist, Rose’s and Margaritaville logos are registered trademarks of Sunkist Growers, Inc., Cadbury Ireland Limited and Margaritaville Enterprises, LLC, respectively, in each case used by us under license. All other logos in the table above are registered trademarks of DPS or its subsidiaries.

Creation of Our Business

We have built our business over the last 25 years, through a series of strategic acquisitions, into an integrated brand owner, bottler and distributor that is now the third largest liquid refreshment beverage company in North America, according to Beverage Digest and Canadean. These acquisitions include:

•	1980’s-mid-1990’s — We began building on our then existing Schweppes business by adding brands such as Mott’s, Canada Dry, Sunkist and A&W. We also acquired the Peñafiel business in Mexico.

•	1995 — We acquired Dr Pepper/Seven Up, Inc. (having previously made minority investments in the company), increasing our share of the U.S. CSD market segment from under 5% to approximately 15%, as measured by volume, according to Beverage Digest.

•	1999 — We acquired a 40% (increased to 45% in 2005) interest in DPSUBG, which was then our largest independent bottler.

•	2000 — We acquired Snapple and other brands, significantly increasing our share of the U.S. non-CSD market segment.

•	2003 — We created Cadbury Schweppes Americas Beverages by integrating the way we manage our four North American businesses (Mott’s, Snapple, Dr Pepper/Seven Up and Mexico).

•	2006/2007 — We acquired the remaining 55% of DPSUBG and several smaller bottlers and integrated them into our Bottling Group operations, thereby expanding our geographic coverage.

Our Business Today

Today, we are a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Mexico and Canada, the first, second and tenth, largest beverage markets by CSD volume, respectively, according to Beverage Digest and Canadean. We also distribute our products in the Caribbean. In 2006, 88% of our net sales were generated in the United States, 4% in Canada and 8% in Mexico and the Caribbean. We sold 1.5 billion equivalent 288 ounce cases in 2006.

In the CSD market segment in the United States and Canada, we participate primarily in the flavored CSD category. Our key brands are Dr Pepper, 7UP, Sunkist, A&W and Canada Dry, and we also sell regional and smaller niche brands. In the CSD market segment we are primarily a manufacturer of beverage concentrates and fountain syrups. Beverage concentrates are highly concentrated proprietary flavors used to make syrup or finished beverages. We manufacture beverage concentrates that are used by our own bottling operations as well as sold to third-party bottling companies. According to ACNielsen, we had an 18.5% share of the U.S. CSD market segment in 2006 (measured by retail sales), which increased from 18.1% in 2005. We also manufacture fountain syrup that we sell to the foodservice industry directly, through bottlers or through third parties.

In the non-CSD market segment in the United States, we participate primarily in the ready-to-drink tea, juice, juice drinks and mixer categories. Our key non-CSD brands are Snapple, Mott’s, Hawaiian Punch and Clamato, and we also sell regional and smaller niche brands. We manufacture most of our non-CSDs as ready-to-drink beverages and distribute them through our own distribution network and through third parties or direct to our customers’ warehouses. In addition to non-CSD beverages, we also manufacture Mott’s apple sauce as a finished product.

In Mexico and the Caribbean, we participate primarily in the carbonated mineral water, flavored CSD, bottled water and vegetable juice categories. Our key brands in Mexico include Peñafiel, Squirt, Clamato and Aguafiel. In Mexico, we manufacture and sell our brands through both our own bottling operations and third-party bottlers, as we do in our U.S. CSD business. In the Caribbean, we distribute our products solely through third-party distributors and bottlers. According to Canadean, we are the #3 CSD company in Mexico (as measured by volume in 2006) and had a 15.6% share of the Mexican flavored CSD category.

In the six months ended June 30, 2007, we bottled and/or distributed approximately 45% of our total products sold in the United States (as measured by volume). In addition, our bottling and distribution businesses distribute a variety of brands owned by third parties in specified licensed geographic territories.

We believe our brand ownership, bottling and distribution are more integrated than the U.S. operations of our principal competitors and that this differentiation provides us with a competitive advantage. We believe our integrated business model:

•	Strengthens our route-to-market by creating a third consolidated bottling system, our Bottling Group, in addition to the Coca-Cola affiliated and PepsiCo affiliated systems. In addition, by owning a significant portion of our bottling and distribution network we are able to improve focus on our brands, especially certain of our brands such as 7UP, Sunkist, A&W and Snapple, which do not have a large presence in the Coca-Cola affiliated and PepsiCo affiliated bottler systems.

•	Provides opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. For example, we can focus on maximizing profitability for our company as a whole rather than focusing on profitability generated from either the sale of concentrates or the bottling and distribution of our products.

•	Enables us to be more flexible and responsive to the changing needs of our large retail customers including by coordinating sales, service, distribution, promotions and product launches.

•	Allows us to more fully leverage our scale and reduce costs by creating greater geographic manufacturing and distribution coverage.

Recent Developments

New President and Chief Executive Officer

Larry Young was appointed President and Chief Executive Officer of Cadbury Schweppes’ Americas Beverages business on October 10, 2007. Mr. Young was previously our Chief Operating Officer, as well as President, Bottling Group, and has more than 30 years of experience in the bottling and beverages industry.

Organizational Restructuring

On October 10, 2007, we announced a restructuring of our organization that is intended to create a more efficient organization. This restructuring will result in a reduction of approximately 470 employees in our corporate, sales and supply chain functions located in the United States, Canada and Mexico. The restructuring will also include the closure of two manufacturing facilities. The employee reductions and facilities closures are expected to be completed by June 2008.

As a result of this restructuring, we expect to recognize a charge of approximately $70 million primarily in 2007, with the balance in 2008. We expect this restructuring to generate annual cost savings of approximately $70 million, most of which are expected to be realized in 2008 with the full annual benefit realized from 2009 onwards. As part of this restructuring, our Bottling Group segment has assumed management and operational control of our Snapple Distributors segment. These operations are currently being integrated and will be reported in our 2007 annual results as a single segment.

Accelerade Launch

We launched our new, ready-to-drink Accelerade sports drink in the first half of 2007. The launch represented an introduction of a new product into a new beverage category for us and has been supported by significant national product placement and marketing investments, predominantly in the third quarter. Net sales have been well below expectations despite these investments. We incurred an operating loss of approximately $40 million from the Accelerade launch in the nine months ended September 30, 2007. Going forward, we intend to focus Accelerade exclusively on targeted channels and classes of trade and accounts where we expect the product to be financially viable.

Glacéau Termination

Following its acquisition by Coca-Cola on August 30, 2007, Energy Brands, Inc. notified us that it was terminating our distribution agreements for glacéau products, including vitaminwater, fruitwater and smartwater, effective November 2, 2007. Pursuant to the terms of the agreement, we received a payment of approximately $92 million from Energy Brands, Inc. for this termination in December 2007. Our glacéau net sales for the nine months ended September 30, 2007 were approximately $200 million and are reflected in our Bottling Group and Snapple Distributors segments.

SeaBev Acquisition

On July 11, 2007, we acquired the Jacksonville, Florida-based SeaBev, the second largest independent bottling and distribution company in the United States, for approximately $53 million. SeaBev has 2 manufacturing facilities and 16 warehouses and distribution centers located from Miami to Atlanta. It distributes many of our CSDs and non-CSDs throughout Florida and Northern Georgia, providing us with expanded geographic coverage for our Bottling Group operations and a more integrated business. SeaBev’s results of operations are reported as part of our Bottling Group segment.

Our Strengths

The key strengths of our business are:

Strong portfolio of leading, consumer-preferred brands.  We own a diverse portfolio of well-known CSD and non-CSD brands. Many of our brands enjoy high levels of consumer awareness, preference and loyalty rooted in their rich heritage, which drive their market positions. Our diverse portfolio provides our bottlers, distributors and retailers with a wide variety of products and provides us with a platform for growth and profitability. We are the #1 flavored CSD company in the United States and our largest brand, Dr Pepper, is the #2 flavored CSD in the United States, according to ACNielsen. Our Snapple brand is a leading ready-to-drink tea. Overall, in 2006, more than 75% of our volume was generated by brands that hold either the #1 or #2 position in their category.

Integrated business model.  We believe our brand ownership, bottling and distribution are more integrated than the U.S. operations of our principal competitors and that this differentiation provides us with a competitive advantage. Our integrated business model strengthens our route-to-market and enables us to improve focus on our brands, especially certain of our brands such as 7UP, Sunkist, A&W and Snapple, which do not have a large presence in the Coca-Cola affiliated and PepsiCo affiliated bottler systems. Our integrated business model also provides opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. For example, we can focus on maximizing profitability for our company as a whole rather than focusing on profitability generated from either the sale of concentrates or the bottling and distribution of our products.

Strong customer relationships.  Our brands have enjoyed long-standing relationships with many of our top customers. We sell our products to a wide range of customers, from bottlers and distributors to national retailers and large foodservice customers. We have strong relationships with some of the largest bottlers and distributors, including those affiliated with Coca-Cola and PepsiCo, some of the largest and most important retailers, including Wal-Mart, Safeway, Kroger and Target, and some of the largest food service customers, including McDonald’s, Yum! and Burger King. Our portfolio of strong brands, operational scale and experience across beverage segments have enabled us to maintain strong relationships with our customers.

Attractive positioning within a large, growing and profitable market.  We hold the #3 position in each of the United States, Canada and Mexico, three of the top ten beverage markets by CSD volume, according to Beverage Digest and Canadean. We believe that these markets are well-positioned to benefit from emerging consumer trends such as the need for convenience and the demand for products with health and wellness benefits. In addition, we participate in many of the growing categories in the liquid refreshment beverage market, such as ready-to-drink teas. We do not participate significantly in colas, which have declined in CSD volume share from 70.0% in 1991 to 57.4% in 2006 in the United States, according to Beverage Digest. We also do not participate significantly in the bottled water market segment, which we believe is a highly competitive and generally low margin market segment.

Broad geographic manufacturing and distribution coverage.  As of December 31, 2007, we had 21 manufacturing facilities and more than 250 distribution centers in the United States, as well as 4 manufacturing facilities and more than 25 distribution centers in Mexico. These facilities use a variety of manufacturing processes. In addition, our warehouses are generally located at or near bottling plants and geographically dispersed across the region to ensure our product is available to meet consumer demand. We actively manage transportation of our products using our own fleet of more than 5,000 delivery trucks, as well as third-party logistics providers on a selected basis. Following our recent bottling acquisitions and manufacturing investments, we now have greater geographic coverage with strategically located manufacturing and distribution capabilities, enabling us to better align our operations with our customers, reduce transportation costs and have greater control over the timing and coordination of new product launches.

Strong operating margins and significant, stable cash flows.   The breadth and strength of our brand portfolio have enabled us to generate strong operating margins which, combined with our relatively modest capital expenditures, have delivered significant and stable cash flows. These cash flows create stockholder value by enabling us to consider a variety of alternatives, such as investing in our business, reducing debt and returning capital to our stockholders.

Experienced executive management team.  Our executive management team has an average of more than 20 years of experience in the food and beverage industry. The team has broad experience in brand ownership, bottling and distribution, and enjoys strong relationships both within the industry and with major customers. In addition, our management team has diverse skills that support our operating strategies, including driving organic growth through targeted and efficient marketing, reducing operating costs, enhancing distribution efficiencies, aligning manufacturing and bottling and distribution interests and executing strategic acquisitions.

Our Strategy

The key elements of our business strategy are to:

Build and enhance leading brands.  We have a well-defined portfolio strategy to allocate our marketing and sales resources. We use an on-going process of market and consumer analysis to identify key brands that we believe have the greatest potential for profitable sales growth. We intend to continue to invest most heavily in these key brands to drive profitable and sustainable growth by strengthening consumer awareness, developing innovative products and brand extensions to take advantage of evolving consumer trends, improving distribution and increasing promotional effectiveness. For example, in 2006, we relaunched 7UP with 100% natural flavors with no artificial preservatives, thereby differentiating the 7UP brand from other lemon-lime beverages.

Focus on opportunities in high growth and high margin categories.  We are focused on driving growth in our business in selected profitable and emerging categories. These categories include ready-to-drink teas, energy drinks and other functional beverages. For example, we recently launched Snapple super premium teas and juices and Snapple enhanced waters. We also intend to capitalize on opportunities in these categories through brand extensions, new product launches and selective acquisitions of brands and distribution rights. For example, we believe we are well-positioned to enter into new distribution agreements for emerging, high-growth third party brands in new categories that can use our bottling and distribution network. We can provide these new brands with distribution capability and resources to grow, and they provide us with exposure to growing segments of the market with relatively low risk and capital investment.

Increase presence in high margin channels and packages.  We are focused on improving our product presence in high margin channels, such as convenience stores, vending machines and small independent retail outlets, through increased selling activity and investments in coolers and other cold drink equipment. We also intend to increase demand for high margin products like single-serve packages for many of our key brands through increased promotional activity and innovation such as the successful introduction of our A&W “vintage” 20 ounce bottle.

Leverage our integrated business model.  We believe our integrated brand ownership, bottling and distribution business model provides us opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. We intend to leverage our integrated business model to reduce costs by creating greater geographic manufacturing and distribution coverage and to be more flexible and responsive to the changing needs of our large retail customers by coordinating sales, service, distribution, promotions and product launches.

Strengthen our route-to-market through acquisitions.  The acquisition and creation of our Bottling Group is part of our longer-term initiative to strengthen the route-to-market for our products. We believe additional acquisitions of regional bottling companies will broaden our geographic coverage, enhance coordination with our large retail customers, more quickly address changing customer demands, accelerate the introduction of new products, improve collaboration around new product innovations and expand our coverage of high margin channels.

Improve operating efficiency.  We believe our recently announced restructuring will reduce our selling, general and administrative expenses and improve our operating efficiency. In addition, the integration of recent acquisitions into our Bottling Group has created the opportunity to improve our manufacturing, warehousing and distribution operations. For example, we have been able to create multi-product manufacturing facilities (such as our Irving, Texas facility) which provide a region with a wide variety of our products at reduced transportation and co-packing costs.

Our Business

We operate our business in five segments: Beverage Concentrates, Finished Goods, Bottling Group, Snapple Distributors, and Mexico and the Caribbean.

Beverage Concentrates

Our Beverage Concentrates segment is a brand ownership business. In this segment we manufacture beverage concentrates and syrups in the United States and Canada. Most of the brands in this segment are CSD brands. In 2006, our Beverage Concentrates segment had net sales of $1.3 billion (before elimination of intersegment transactions).

In 2006, Dr Pepper represented approximately 50% of our Beverage Concentrates segment net sales. 7UP, Sunkist, A&W and Canada Dry together represented 27% of our Beverage Concentrates net sales. Other brands in our Beverage Concentrates segment include: Schweppes, RC, Diet Rite, Vernors, Squirt, Sundrop, Welch’s and Country Time and the concentrate forms of Hawaiian Punch and Snapple.

We are the industry leader in flavored CSDs with a 36.4% market share in the United States, as measured by retail sales according to ACNielsen. We are also the third largest CSD brand owner as measured by 2006 retail sales in the United States and Canada and we own a leading brand in most of the CSD categories in which we compete.

Almost all of our beverage concentrates are manufactured at our plant in St. Louis, Missouri. The beverage concentrates are shipped to third-party bottlers, as well as to our own Bottling Group, who combine the beverage concentrates with carbonation, water and sweeteners, package it in plastic and glass bottles and aluminum cans, and sell it as a finished CSD to retailers.

Syrup is shipped to fountain customers, such as fast food restaurants, who mix the syrup with water and carbonation to create a finished beverage at the point of sale to consumers. Dr Pepper represents most of our fountain channel net sales. In 2006, net sales to the fountain channel constituted approximately a third of our Dr Pepper beverage concentrates and syrup net sales and approximately 19% of our total CSD concentrates and syrup net sales were to the fountain channel.

Our Beverage Concentrates brands are sold by our bottlers, including our own Bottling Group, through all major retail channels including supermarkets, fountains, mass merchandisers, club stores, vending machines, convenience stores, gas stations, small groceries, drug chains and dollar stores. Unlike the majority of our other CSD brands, approximately two-thirds of Dr Pepper volumes are distributed through the Coca-Cola affiliated and PepsiCo affiliated bottler systems.

Coca-Cola Enterprises and Pepsi Bottling Group each constitute 10% to 15% of the volume of our Beverage Concentrates segment.

We intend to continue to invest in our CSD brands and focus on expanding distribution, increasing our offerings of CSDs packaged for immediate consumption and concentrating on growing demographics such as the Hispanic population. We expect that our CSD brands will continue to play a central role in our brand portfolio.

Finished Goods

Our Finished Goods segment is a brand ownership and a bottling business and, to a lesser extent, a distribution business. In this segment, we primarily manufacture and distribute finished beverages and other products in the United States and Canada. Most of the beverages in this segment are non-CSDs (such as ready-to-drink teas, juice and juice drinks). Although there are sales of Snapple in all of our segments, most of our sales of Snapple are included in the Finished Goods segment. In 2006, our Finished Goods segment had net sales of $1.3 billion (before elimination of intersegment transactions).

In 2006, Snapple, Mott’s, Hawaiian Punch and Clamato together represented approximately 65% of our Finished Goods segment net sales. The other brands in our Finished Goods segment include: Nantucket Nectars, Yoo-Hoo, Orangina, Mistic, Mr and Mrs T, Rose’s, Margaritaville, Stewart’s, Crush and IBC.

We are the third largest manufacturer of non-CSDs by retail sales in the U.S. behind Coca-Cola and PepsiCo., according to ACNielsen.

Our Finished Goods products are manufactured in several facilities across the United States and are distributed to retailers and their warehouses by our own distribution network or third-party distributors. The raw materials used to manufacture our finished beverages include aluminum cans and ends, glass bottles, plastic bottles and caps, HFCS and juices.

We sell our Finished Goods brands through all major retail channels, including supermarkets, fountains, mass merchandisers, club stores, vending machines, convenience stores, gas stations, small groceries, drug chains and dollar stores. In 2006, Wal-Mart, the largest customer of our Finished Goods segment, accounted for approximately 16% of our net sales in this segment.

We plan to continue to invest in our non-CSD brands and focus on enhancing our leading non-CSD brands and capitalizing on opportunities in high growth products and high margin product categories.

Bottling Group

Our Bottling Group segment is a bottling and distribution business. In this segment, we manufacture and distribute finished beverages, including our brands, third-party owned brands and certain private label beverages in the United States. The Bottling Group’s primary business is manufacturing, bottling, selling and distributing finished beverages using beverage concentrates purchased from brand owners (including our Beverage Concentrates segment). In addition, a small portion of our Bottling Group net sales come from bottling beverages and other products for private label owners or others for a fee (which we refer to as co-packing). In addition, the Bottling Group manufactures and bottles finished beverages for third parties for a fee (which we refer to as co-packing). In 2006, our Bottling Group segment had net sales of $1.7 billion (before elimination of intersegment transactions).

We are the fourth largest bottler in the United States by net sales.

Approximately three-fourths of our 2006 Bottling Group net sales of branded products come from our own brands, with the remaining from the distribution of third-party brands such as Monster energy drink, FIJI mineral water and Big Red soda. Although the majority of our Bottling Group’s net sales relate to our brands, we also provide a route-to-market for many third-party brand owners seeking effective distribution for their new and emerging brands. These brands give us exposure in certain markets to fast growing segments of the beverage industry with minimal capital investment.

The majority of the Bottling Group’s sales are through direct store delivery supported by a fleet of more than 5,000 trucks and 9,000 employees, including sales representatives, merchandisers, drivers and warehouse workers. Our Bottling Group’s product portfolio is sold within the United States through approximately 200,000 retailer accounts across all major retail channels. In 2006, Wal-Mart accounted for approximately 10% of our Bottling Group’s net sales.

Our integrated business model provides opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. We plan to continue to invest in our Bottling Group and focus on strengthening our route-to-market and by creating greater geographic manufacturing and distribution coverage.

Snapple Distributors

Our Snapple Distributors segment is a distribution business. This segment reflects sales from the distribution of finished beverages, primarily Snapple, in New York City and the surrounding regions to retailers and distributors. Our Snapple Distributors segment purchases most of its finished beverages from our Finished Goods segment. In 2006, our Snapple Distributors segment had net sales of $271 million.

The Snapple Distributors segment distributes our own finished beverage brands, such as Snapple, Mistic, Stewart’s, Nantucket Nectars and Yoo-Hoo, and third-party finished beverage brands, such as FIJI mineral water.

On October 10, 2007, we announced a restructuring of our organization, and as part of this restructuring, our Bottling Group segment has assumed management and operational control of our Snapple Distributors segment. These operations are currently being integrated and will be reported in our 2007 annual results as a single segment.

Mexico and the Caribbean

Our Mexico and the Caribbean segment is a brand ownership and a bottling and distribution business. This segment participates mainly in the carbonated mineral water, flavored CSD, bottled water and vegetable juice categories, with particular strength in carbonated mineral water and grapefruit flavored CSDs. In 2006, our Mexico and the Caribbean segment had net sales of $408 million.

We are the #3 CSD company in Mexico (as measured by volume in 2006) behind Coca-Cola and PepsiCo, with a 5.2% market share according to Canadean.

In 2006, Peñafiel, Squirt, Clamato and Aguafiel together represented more than 80% of our Mexico and the Caribbean segment’s net sales.

In Mexico, we manufacture and distribute our products through our bottling operations and third-party bottlers and distributors. In the Caribbean, we distribute our products through third-party bottlers and distributors. In Mexico, we also participate in a joint venture to manufacture Aguafiel brand water with Acqua Minerale San Benedetto. We provide expertise in the Mexican beverage market and Acqua Minerale San Benedetto provides expertise in water production and new packaging technologies.

We sell our finished beverages through all major Mexican retail channels, including the “mom and pop” stores, supermarkets, hypermarkets, and on premise channels.

Marketing

Our marketing strategy is to grow our brands through continuously providing new solutions to meet consumers’ changing preferences and needs. We identify those preferences and needs and develop innovative solutions to address those opportunities. These solutions include new and reformulated products, improved packaging design, pricing and enhanced availability. We use advertising, media, merchandising, public relations and promotion to provide maximum impact for our brands and messages.

Research and Development

Our research and development team is focused on developing high quality products and packaging which have broad consumer appeal, can be sold at competitive prices and can be safely and consistently produced across a diverse manufacturing network. Our research and development team engages in activities relating to: product development, microbiology, analytical chemistry, structural packaging design, process engineering, sensory science, nutrition, clinical research and regulatory compliance. We have particular expertise in flavors and sweeteners.

Our research and development team is composed of scientists and engineers in the United States and Mexico. We are in the process of relocating our research and development center to our headquarters in Plano, Texas, which we expect to be completed in the second quarter of 2008. By having the core research and development capability at our headquarters, we expect to be able to move more rapidly and reliably from prototype to full commercialization.

Customers

We primarily serve two groups of customers: bottlers and distributors, and retailers.

Bottlers buy beverage concentrates from us and, in turn, they manufacture, bottle, sell and distribute finished beverages. Bottlers also manufacture and distribute syrup for the fountain foodservice channel. In addition, bottlers and distributors purchase finished beverages from us and sell them to retail and other customers. We have strong relationships with bottlers affiliated with Coca-Cola and PepsiCo primarily because of the strength and market position of our key Dr Pepper brand.

Retailers also buy finished beverages directly from us. Our portfolio of strong brands, operational scale and experience in the beverage industry has enabled us to maintain strong relationships with major retailers in the United States, Canada and Mexico. In 2006, our largest retailer was Wal-Mart, representing approximately 9.5% of our net sales.

Competition

The liquid refreshment beverage industry is highly competitive and continues to evolve in response to changing consumer preferences. Competition is generally based upon brand recognition, taste, quality, price, availability, selection and convenience. We compete with multinational corporations with significant financial resources. Our two largest competitors in the liquid refreshment beverage market are Coca-Cola and PepsiCo, each representing more than 30% of the U.S. liquid refreshment beverage market by volume, according to Beverage Digest. We also compete against other large companies, including Nestlé, S.A. and Kraft Foods, Inc. As a bottler, we compete with bottlers such as Coca-Cola Enterprises, Pepsi Bottling Group and PepsiAmericas and a number of smaller bottlers and distributors. We also compete with a variety of smaller, regional and private label manufacturers, such as Cott Corp. In Canada and Mexico, we compete with many of these same international companies as well as a number of regional competitors.

Manufacturing

As of December 31, 2007, we operated 25 manufacturing facilities across the United States and Mexico. Almost all of our CSD beverage concentrates are manufactured at a single plant in St. Louis, Missouri. All of our manufacturing facilities are either regional manufacturing facilities, with the capacity and capabilities to manufacture many brands and packages, facilities with particular capabilities that are dedicated to certain brands or products, or smaller bottling plants with a more limited range of packaging capabilities.

We employ approximately 3,500 full-time manufacturing employees in our facilities. We have a variety of production capabilities, including hot fill, cold-fill and aseptic bottling processes, and we manufacture beverages in a variety of packaging materials, including aluminum, glass and plastic cans and bottles and a variety of package formats, including single-serve and multi-serve packages and “bag-in-box” fountain syrup packaging.

In 2006, 87% of our manufactured volumes were related to our brands and 13% to third-party and private-label products. We also use third-party manufacturers to co-pack for us on a limited basis.

We own property, plant and equipment, net of accumulated depreciation, totaling $681 million and $251 million in the United States and $74 million and $75 million in international locations as of December 31, 2006 and January 1, 2006, respectively.

Raw Materials

The principal raw materials we use in our business are aluminum cans and ends, glass bottles, plastic bottles and caps, paperboard packaging, HFCS and other sweeteners, juice, fruit, electricity, fuel and water. The cost of the raw materials can fluctuate substantially. For example, aluminum, glass, plastic and HFCS prices increased significantly in 2006 and 2007. In addition, we are significantly impacted by increases in fuel costs due to the large truck fleet we operate in our distribution businesses.

Approximately 70% of our total 2006 direct manufacturing costs were for packaging, including aluminum cans and ends, glass bottles, plastic bottles and caps and paperboard packaging. The remainder of the costs were primarily for ingredients, including HFCS, juice and fruit. Under many of our supply arrangements for these supplies, the price we pay fluctuates along with certain changes in underlying commodities costs, such as aluminum in the case of cans, natural gas in the case of glass bottles, resin in the case of plastic bottles and caps, corn in the case of HFCS and pulp in the case of paperboard packaging. Manufacturing costs for our Finished Goods segment, where we manufacture and bottle finished beverages, are higher (as a percentage of our net sales) than our Beverage Concentrates segment, as the Finished Goods segment requires the purchase of a much larger portion of the packaging and ingredients.

Warehousing and Distribution

As of December 31, 2007, our warehouse and distribution network consisted of 21 manufacturing facilities and more than 250 distribution centers in the United States, as well as 4 manufacturing facilities and more than 25 distribution centers in Mexico. Our warehousing is generally located at or near bottling plants and is geographically dispersed across the region to ensure product is available to meet consumer demand. We actively manage transportation of our products using our own fleet of more than 5,000 delivery trucks, as well as third-party logistics providers on a selected basis.

Information Technology and Transaction Processing Services

We use a variety of information technology (“IT”) systems and networks configured to meet our business needs. Historically, IT support has been provided as a corporate service by the Cadbury Schweppes’ IT team and external suppliers. We are forming our own standalone, dedicated IT function to support our business separate from Cadbury Schweppes and are in the process of separating our systems, services and contracts. Our primary IT data center will be hosted in Toronto, Canada by a third-party provider. We also use two primary vendors for application support and maintenance, both of which are based in India and provide resources offshore and onshore.

We also use a business process provider located in India to provide certain back office transactional processing services, including accounting, order entry and other transactional services.

Intellectual Property and Trademarks

Our Intellectual Property.  We possess a variety of intellectual property rights that are important to our business. We rely on a combination of trademarks, copyrights, patents and trade secrets to safeguard our proprietary rights, including our brands and ingredient and production formulas for our products.

Our Trademarks.  Our trademark portfolio includes more than 2,000 registrations and applications in the United States, Canada, Mexico and other countries. Brands we own through various subsidiaries in various jurisdictions include: Dr Pepper, 7UP, A&W, Canada Dry, RC, Schweppes, Squirt, Crush, Peñafiel, Aguafiel, Snapple, Mott’s, Hawaiian Punch, Clamato, Mistic, Nantucket Nectars, Mr & Mrs T, ReaLemon, Accelerade and Deja Blue. We own trademark registrations for all of these brands in the United States, and we own trademark registrations for some but not all of these brands in Canada and Mexico. We also own a number of smaller regional brands. Some of our other trademark registrations are in countries where we do not currently have any significant level of business. In addition, in many countries outside the United States, Canada and Mexico, our rights in many of our brands have been sold to third parties including, in certain cases, to competitors such as Coca-Cola.

Trademarks Licensed from Others.  We license various trademarks from third parties, which licenses generally allow us to manufacture and distribute on a country-wide basis. For example, we license from third parties the Sunkist, Welch’s, Country Time, Orangina, Stewart’s, Holland House and Margaritaville trademarks, and we license from Cadbury Schweppes the Rose’s trademark. Although these licenses vary in length and other terms, they generally are long-term, cover the entire United States and include a royalty payment to the licensor.

Licensed Distribution Rights.  We have rights in certain territories to bottle and/or distribute various brands we do not own, such as Monster energy drink, FIJI mineral water and Big Red soda. Some of these arrangements are relatively shorter in term, are limited in geographic scope and the licensor may be able to terminate the agreement upon an agreed period of notice, in some cases without payment to us.

Intellectual Property We License to Others.  We license some of our intellectual property, including trademarks, to others. For example, we license the Dr Pepper trademark to certain companies for use in connection with food, confectionery and other products. We also license certain brands, such as Dr Pepper and Snapple, to third parties for use in beverages in certain countries where we own the brand but do not otherwise operate our business.

Cadbury Schweppes Name.  We have agreed to remove “Cadbury” from the names of our companies after our separation from Cadbury Schweppes. Cadbury Schweppes can continue to use the “Schweppes” name as part of its companies’ names outside of the United States, Canada and Mexico (and for a transitional period, inside of the United States, Canada and Mexico).

Bottler and Distributor Agreements

In the United States and Canada, we generally grant perpetual, exclusive license agreements for CSD brands and packages to bottlers for specific geographic areas. These agreements prohibit bottlers from selling the licensed products outside their exclusive territory and selling any imitative products in that territory. Generally, we may terminate bottling agreements only for cause and the bottler may terminate without cause upon giving certain specified notice and complying with other applicable conditions. Fountain agreements for bottlers generally are not exclusive for a territory, but do restrict bottlers from carrying imitative product in the territory. Many of our brands such as Snapple, Mistic, Stewart’s, Nantucket Nectars, Yoo-Hoo and Orangina, are licensed for distribution in various territories to bottlers and a number of smaller distributors such as beer wholesalers, wine and spirit distributors, independent distributors and retail brokers. We may terminate some of these distribution agreements only for cause and the distributor may terminate without cause upon certain notice and other conditions. Either party may terminate some of the other distribution agreements without cause upon giving certain specified notice and complying with other applicable conditions.

Real Property

United States.  Our United States principal offices are located in Plano, Texas, in a facility that we own. We also have a leased office in Rye Brook, New York. Our research and development center is currently located in a leased facility in Trumbull, Connecticut, but we are relocating it to Plano in 2008. As of December 31, 2007, we owned or leased 21 manufacturing facilities across the United States. Our largest manufacturing facilities are in St. Louis, Missouri; Northlake, Illinois; Irving, Texas; Ottumwa, Iowa; Houston, Texas; Williamson, New York; Carteret, New Jersey; Carlstadt, New Jersey and Aspers, Pennsylvania. We also operate more than 250 distribution centers across the United States.

Canada.  Our last plant in Canada, St. Catharines, was closed in 2007. Beverage concentrates sold to bottlers and finished beverages sold to retailers and distributors are supplied principally from our U.S. locations.

Mexico.  Our Mexico and Caribbean operations’ principal office is leased in Mexico City. In Mexico, as of December 31, 2007, we operated three manufacturing facilities, one joint venture facility and more than 25 direct distribution centers, 6 of which are owned and 21 of which are leased.

We believe our facilities in the United States, Canada and Mexico are well-maintained and adequate for our present operations. We periodically review our space requirements, and we believe we will be able to acquire new space as and when needed on reasonable terms. We also look to consolidate and dispose or sublet facilities we no longer need, as and when appropriate.

Employees

At September 30, 2007, we employed approximately 20,000 full-time employees, including seasonal workers.

In the United States, we have approximately 17,000 full-time employees. We have many union collective bargaining agreements covering approximately 5,000 full-time employees. Several agreements cover multiple locations. These agreements often address working conditions as well as wage rates and benefits. In Mexico and the Caribbean, we employ approximately 3,000 full-time employees and are also party to collective bargaining agreements. We do not have a significant number of employees in Canada.

We believe we have good relations with our employees.

Regulatory Matters

We are subject to a variety of federal, state and local laws and regulations in the countries in which we do business. Regulations apply to many aspects of our business including our products and their ingredients, manufacturing, safety, labeling, transportation, recycling, advertising and sale. For example, our products, and their manufacturing, labeling, marketing and sale in the United States are subject to various aspects of the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Lanham Act, state consumer protection laws and state warning and labeling laws. In Canada and Mexico, the manufacture, distribution, marketing and sale of our many products are also subject to similar statutes and regulations.

We and our bottlers use various refillable and non-refillable, recyclable bottles and cans in the United States and other countries. Various states and other authorities require deposits, eco-taxes or fees on certain containers. Similar legislation or regulations may be proposed in the future at local, state and federal levels, both in the United States and elsewhere. In Mexico, the government has encouraged the soft drinks industry to comply voluntarily with collection and recycling programs of plastic material, and we have taken steps to comply with these programs.

Environmental, Health and Safety Matters

We operate many manufacturing, bottling and distribution facilities. In these and other aspects of our business, we are subject to a variety of federal, state and local environment, health and safety laws and regulations. We maintain environmental, health and safety policies and a quality, environmental, health and safety program designed to ensure compliance with applicable laws and regulations.

Legal Matters

We are occasionally subject to litigation or other legal proceedings relating to our business. Set forth below is a description of our three most significant pending legal matters. Although the estimated range of loss, if any, for the three pending legal matters described below cannot be estimated at this time, we do not believe that the outcome of any of these, or any other, pending legal matters, individually or collectively, will have a material adverse effect on our business or financial condition although such matters may have a material adverse effect on our results of operations in a particular period.

Snapple Distributor Litigation

In 2004, one of our subsidiaries, Snapple Beverage Corp. and several affiliated entities of Snapple Beverage Corp., including Snapple Distributors, Inc., were sued in United States District Court, Southern District of New York, by 57 area route distributors for alleged price discrimination, breach of contract, retaliation, tortious interference and breach of the implied duty of good faith and fair dealing arising out of their respective area route distributor agreements. Each plaintiff sought damages in excess of $225 million. The plaintiffs initially filed the case as a class action but withdrew their class certification motion. They are proceeding as individual plaintiffs but the cases have been consolidated for discovery and procedural purposes. On September 14, 2007, the court granted our motion for summary judgment, dismissing the plaintiffs’ federal claims of price discrimination and dismissing, without prejudice, the plaintiffs’ remaining claims under state law. The plaintiffs have filed a notice to appeal the decision and may decide to re-file the state law claims in state court. We believe we have meritorious defenses with respect to the appeal and will defend ourselves vigorously. However, there is no assurance that the outcome of the appeal, or any trial, if claims are refiled, will be in our favor.

Holk & Weiner Snapple Litigation

In 2007, Snapple Beverage Corp. was sued by Stacy Holk, in New Jersey Superior Court, Monmouth County, and by Hernant Mehta in the U.S. District Court, Southern District of New York. The plaintiffs filed these cases as class actions. The plaintiffs allege that Snapple’s labeling of certain of its drinks is misleading and/or deceptive. The plaintiffs seek unspecified damages on behalf of the class, including enjoining Snapple from various labeling practices, disgorging profits, reimbursing of monies paid for product and treble damages. The Mehta case in New York has since been dropped by the plaintiff. However, the attorneys in the Holk, New Jersey case and a new plaintiff, Evan Weiner, have since filed a new action in New York substantially similar to the New Jersey action. In each case, we have filed motions to dismiss the plaintiffs’ claims on a variety of grounds. We believe we have meritorious defenses to the claims asserted and will defend ourselves vigorously. However, there is no assurance that the outcome of our motions or at trial will be in our favor.

Nicolas Steele v. Seven Up/RC Bottling Company Inc.
Robert Jones v. Seven Up/RC Bottling Company of Southern California, Inc.
California Wage Audit

In 2007, one of our subsidiaries, Seven Up/RC Bottling Company Inc., was sued by Nicolas Steele, and in a separate action, by Robert Jones, in each case in Superior Court in the State of California (Orange County), alleging that our subsidiary failed to provide meal and rest periods and itemized wage statements in accordance with applicable California wage and hour law. The cases have been filed as class actions. The classes, which have not yet been certified, consist of all employees of one of our subsidiaries who have held a merchandiser or delivery driver position in southern California in the past three years. On behalf of the classes, the plaintiffs claim lost wages, waiting time penalties and other penalties for each violation of the statute. We believe we have meritorious defenses to the claims asserted and will defend ourselves vigorously. However, there is no assurance that the outcome of this matter will be in our favor.

We have been requested to conduct an audit of our meal and rest periods for all non-exempt employees in California at the direction of the California Department of Labor. At this time, we have declined to conduct such an audit until there is judicial clarification of the intent of the statute.

Corporate Information

We were incorporated in Delaware on October 24, 2007. The address of our principal executive offices is 5301 Legacy Drive, Plano, Texas 75024. Our telephone number is (972) 673-7000. We were recently formed for the purpose of holding Cadbury Schweppes’ Americas Beverages business in connection with the separation and distribution described herein and had no operations prior to the separation and distribution.

OUR RELATIONSHIP WITH CADBURY PLC AFTER THE DISTRIBUTION

Description of Various Separation and Transition Arrangements

Separation Agreement

We intend to enter into a separation and distribution agreement (the “separation agreement”) with Cadbury plc before the distribution of our shares of common stock to Cadbury Schweppes’ stockholders. The separation agreement will set forth our agreements with Cadbury plc regarding the principal transactions necessary to the separation. It will also set forth other agreements that govern certain aspects of our relationship with Cadbury plc after completion of the separation.

Transfer of Assets and Assumption of Liabilities.  The separation agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and Cadbury plc as part of our separation and will describe when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement will provide that, subject to the terms and conditions contained in the separation agreement:

•	all assets to the extent related to our business (including the stock of subsidiaries, real property and intellectual property) will be retained by or transferred to us, subject to any licenses between the parties;

•	all other assets, including those related to Cadbury plc’s global confectionery business, will be retained by or transferred to Cadbury plc, subject to any licenses between the parties;

•	liabilities (including debt and other payables owed to Cadbury plc, $ of which will be repaid in connection with the separation) will be allocated to and assumed by, us to the extent they are related to our business;

•	liabilities will be allocated to, and assumed by, Cadbury plc to the extent they are related to its global confectionery business;

•	each party or one of its subsidiaries will assume or retain any liabilities relating to any of its or its subsidiaries’ or controlled affiliates’ debt, regardless of the issuer of such debt, to the extent relating to its business or secured exclusively by its assets;

•	except as may be set forth in or contemplated by the separation agreement or any ancillary agreement, the one-time transaction costs and expenses incurred on or prior to the separation will be borne by Cadbury plc and after the separation will be borne by the party incurring such costs; and

•	other liabilities will be allocated to either Cadbury plc or us as set forth in the separation agreement.

Except as may expressly be set forth in the separation agreement or any ancillary agreement:

•	all assets will be transferred to us clear of any ownership rights of Cadbury plc; and

•	all assets will be transferred on an “as is,” “where is” basis and the respective transferees will bear the economic and legal risks associated with the use of such respective assets both prior to and following the separation.

Information in this information statement with respect to the assets and liabilities of the parties following completion of the separation is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. Certain of the liabilities and obligations to be assumed by one party or for which one party will have an indemnification obligation under the separation agreement and the other agreements relating to the separation are, and following the separation may continue to be, the legal or contractual liabilities or obligations of another party. Each such party that continues to be subject to such legal or contractual liability or obligation will rely on the applicable party that assumed the liability or obligation or the applicable party that undertook an indemnification obligation with respect to the liability or obligation, as applicable, under the separation agreement, to satisfy the performance and payment obligations or indemnification obligations with respect to such legal or contractual liability or obligation.

To the extent that any transfers contemplated by the separation agreement have not been consummated on or prior to the distribution date, the parties will agree to cooperate to effect such transfers as promptly as practicable. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.

Releases and Indemnification.  Except as otherwise provided in the separation agreement or any ancillary agreement, each party will release and forever discharge each other party and its respective subsidiaries and affiliates from all (a) liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation and (b) liabilities specifically assumed by a party pursuant to the separation agreement. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation pursuant to the separation agreement or any ancillary agreement or to ordinary course trade payables and receivables.

In addition, the separation agreement will provide for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of the global confectionery business with Cadbury plc. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless the other parties, their respective affiliates and subsidiaries and each of their respective officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities each such party assumed or retained pursuant to the separation agreement;

•	any breach by such party of any shared contract between the companies;

•	any liability for a misstatement or omission or alleged misstatement or omission of a material fact contained in a document filed with the SEC by the other party based upon information that is furnished by such party; and

•	any breach by such party of the separation agreement or the related ancillary agreements.

Legal Matters.  In general, each party to the separation agreement will assume liability for all pending and threatened legal matters related to its own business or assumed or retained liabilities and will indemnify the other parties for any liability to the extent arising out of or resulting from such assumed legal matters. Each party will cooperate in defending any claims against the other for events that took place prior to, on or after the date of the separation of us from Cadbury plc.

Intellectual Property Licenses.  We currently use the Cadbury trademark, including variations and acronyms thereof (the “Cadbury Marks”). In addition, Cadbury Schweppes and its affiliates currently use various marks that we own or will own following the separation (the “DPS Marks”). Under the separation agreement, each party will, among other things, have a royalty-free license of limited scope to continue to use the Cadbury Marks or the DPS Marks, as applicable, for up to one year in connection with its ongoing business. The separation agreement also will include licenses of certain copyrights from us to Cadbury plc and its affiliates, and from Cadbury plc to us.

Insurance.  The separation agreement will provide for the rights of the parties to report claims under existing insurance policies for occurrences prior to the separation and set forth procedures for the administration of insured claims. In addition, the separation agreement will allocate among the parties the right to insurance policy proceeds based on reported claims and the obligations to incur deductibles under certain insurance policies.

Other Matters.  Other matters governed by the separation agreement include access to financial and other records and information, intellectual property and confidentiality.

Transition Services Agreement

We will enter into a transition services agreement with Cadbury plc pursuant to which each party will provide certain specified services to the other on an interim basis for terms ranging generally from one month to one year following the separation. The specified services include services in the following: human resources, finance and accounting, intellectual property, information technology and certain other services consistent with past practices. The services will be paid for by the receiving party at a charge equal to the cost of the providing party as calculated in the transition services agreement.

Tax-Sharing and Indemnification Agreement

We will enter into a tax-sharing and indemnification agreement with Cadbury plc under which tax liabilities relating to taxable periods before and after the separation and distribution will be computed and apportioned between the parties, and responsibility for payment of those tax liabilities (including any subsequent adjustments to such tax liabilities) will be allocated between the parties. In general, under the terms of the tax-sharing and indemnification agreement, we and Cadbury plc will each be responsible for taxes imposed on its respective business for all taxable periods, whether ending on, before or after the date of separation and distribution, except that taxes attributable to certain restructuring transactions undertaken in anticipation of the separation and distribution and various other transactions will be specially allocated to (and indemnified against by) Cadbury plc or ourselves depending on the transaction. Furthermore, the tax-sharing and indemnification agreement will set forth the rights of the parties in respect of the preparation and filing of tax returns, the handling of audits or other tax proceedings and assistance and cooperation and other matters, in each case, for taxable periods ending on or before or that otherwise include the date of separation.

Under the tax-sharing and indemnification agreement, we will be generally liable for any liabilities, taxes and other charges that are imposed on Cadbury plc as a result of the separation and distribution (and certain related restructuring transactions) failing to qualify for nonrecognition treatment for U.S. federal income tax purposes, if such failure is the result of a breach by us of any representation or covenant made by us in the tax-sharing and indemnification agreement. The covenants contained in the tax-sharing and indemnification agreement generally contain restrictions on our ability to (a) discontinue the active conduct of the historic business relied upon for purposes of the private letter ruling request submitted to the IRS, or liquidate, merge or consolidate any of our companies conducting such active business, (b) undertake certain transactions pursuant to which our stockholders would dispose of a substantial amount of our common stock for cash, (c) take actions that would cause certain restructuring transactions to fail to qualify for nonrecognition treatment, and (d) take any action inconsistent with the information and representations furnished to the IRS in connection with the private letter ruling request. Notwithstanding the foregoing, we will be permitted to take any of the actions restricted by such covenants if Cadbury plc provides us with prior written consent for such action, or we provide Cadbury plc with a private letter ruling or rulings from the IRS, or an unqualified opinion of counsel, in each case acceptable to Cadbury plc, to the effect that such action will not affect the tax-free nature of the separation and distribution (and certain related restructuring transactions), but we will remain liable for any liabilities, taxes and other charges imposed on Cadbury plc as a result of the separation and distribution (and certain related restructuring transactions) failing to qualify as tax-free transactions as a result of such action.

Employee Matters Agreement

We will enter into an agreement with Cadbury plc prior to the distribution that will govern employee matters. That agreement, when negotiated, will be summarized in this information statement.

Intellectual Property Agreements

Various agreements are in effect between us and Cadbury Schweppes relating to the use of certain trademarks, patents and other intellectual property. These include licenses from Cadbury Schweppes to us for the use of the Rose’s trademark and certain technology in our business, and licenses from us to Cadbury Schweppes for the use of the Canada Dry trademark with Cadbury Schweppes’ Halls product in the U.S. and the Snapple, Mott’s, Clamato and Holland House trademarks in Cadbury Schweppes’ beverage business in Australia and Asia.

Debt and Payables

The following are descriptions of current related party debt arrangements. All or some portion of the following debt will be repaid in connection with the separation.

Cadbury Ireland Limited.  The total principal we owed to Cadbury Ireland Limited was $40 million at September 30, 2007 and December 31, 2006. The debt bears interest at a floating rate based on 3-month LIBOR. The interest rates were 5.95% and 5.36% at September 30, 2007 and December 31, 2006, respectively. The outstanding principal balance is due in November 2007 and is included in the current portion of long-term debt. We recorded $2 million and $2 million of interest expense related to the debt for the nine months ended September 30, 2007 and the nine months ended September 30, 2006, respectively.

Cadbury Schweppes Finance plc.  We have a variety of debt agreements with Cadbury Schweppes Finance plc with maturity dates ranging from May 2008 to May 2011. These agreements had a combined outstanding principal balance of $566 million and $2.9 billion at September 30, 2007 and December 31, 2006, respectively. At September 30, 2007 and December 31, 2006, $566 million and $2.4 billion of the debt were based upon a floating rate ranging between LIBOR plus 1.5% to LIBOR plus 2.5%. The remaining principal balance of $550 million at December 31, 2006 had stated fixed interest rates ranging from 5.76% to 5.95%. We recorded $53 million and $121 million of interest related to the debt for the nine months ended September 30, 2007 and the nine months ended September 30, 2006, respectively.

Cadbury Schweppes Overseas Limited.  The total principal we owed to Cadbury Schweppes Overseas Limited was $23 million and $22 million at September 30, 2007 and December 31, 2006, respectively. The debt bears interest at a floating rate based on Mexican LIBOR plus 1.5% and matures in 2009. Actual rates were 9.89% at September 30, 2007 and December 31, 2006. The Company recorded $2 million and $15 million of interest expense related to the debt for the nine months ended September 30, 2007 and the nine months ended September 30, 2006, respectively.

Cadbury Adams Canada, Inc.  The total principal we owed to Cadbury Adams Canada, Inc. was $67 million and $15 million at September 30, 2007 and December 31, 2006, respectively and is payable on demand. The debt bears interest at a floating rate based on 1 month Canadian LIBOR. The interest rates were 5.15% and 4.26% at September 30, 2007 and December 31, 2006, respectively. The Company recorded $1 million and less than $1 million of interest expense related to this debt for the nine months ended September 30, 2007 and the nine months ended September 30, 2006, respectively.

Cadbury Schweppes Americas Holding BV.  During 2007, Cadbury Schweppes Americas Holding BV issued us a variety of debt agreements with maturity dates ranging from 2009 to 2017. These agreements had a combined outstanding principal balance of $2.5 billion at September 30, 2007 and bear interest at a floating interest rate ranging between 6 month USD LIBOR plus .75% and 6 month USD LIBOR plus 1.75%. We recorded $107 million of interest related to this debt for the nine months ended September 30, 2007.

Cadbury Schweppes Treasury America.  The total principal we owed to Cadbury Schweppes Treasury America was $0 million and $235 million at September 30, 2007 and December 31, 2006, respectively. The debt bore interest at a rate of 7.25% per annum. We repurchased the debt on May 23, 2007. We recorded $7 million and $7 million of interest expense related to this debt for the nine months ended September 30, 2007 and the nine months ended September 30, 2006, respectively.

The related party payable balances of $509 million and $183 million at September 30, 2007 and December 31, 2006, respectively, represent non-interest bearing payable balances with companies owned by Cadbury Schweppes and related party accrued interest payable associated with interest bearing notes described in note 8 to our unaudited combined financial statements. The non-interest bearing payable balance was $448 million and $158 million at September 30, 2007 and December 31, 2006, respectively, and the payables are due within one year. The accrued interest payable balance was $61 million and $25 million at September 30, 2007 and December 31, 2006, respectively. All or some portion of the related party payable will be repaid in connection with the separation.

Notes Receivable

We had a notes receivable balance from wholly owned subsidiaries of Cadbury Schweppes with outstanding principal balances of $1,931 million and $579 million at September 30, 2007 and December 31, 2006, respectively. We recorded $37 million and $29 million of interest income related to these notes for the nine months ended September 30, 2007 and the nine months ended September 30, 2006, respectively.

Allocated Expenses

We have been allocated corporate overhead expenses from Cadbury Schweppes and its subsidiaries for corporate-related functions based on the most relevant allocation method to the service provided. To the extent expenses have been paid by Cadbury Schweppes and its subsidiaries on our behalf, they have been allocated based upon the direct costs incurred. Where specific identification of expenses has not been practicable, the costs of such services has been allocated based upon the most relevant allocation method that management believes is reasonable, which is primarily either revenue or headcount. We were allocated $113 million and $104 million of overhead costs in the nine months ended September 30, 2007 and the nine months ended September 30, 2006, respectively.

Cash Management

Cadbury Schweppes historically has used a centralized approach to cash management and financing of operations. As part of this approach, our cash is available for use by, and is regularly swept by, Cadbury Schweppes’ operations in the United States at its discretion. Cadbury Schweppes also funds our operating and investing activities as needed. Transfers of cash, both to and from Cadbury Schweppes’ cash management system, are reflected as a component of “Cadbury Schweppes’ net investment” in our combined balance sheets.

Royalties

We earn royalties from other Cadbury Schweppes-owned companies for the use of certain brands owned by us. The total royalties we recorded were $0 and $1 million for the nine months ended September 30, 2007 and the nine months ended September 30, 2006, respectively.

Purchase of Intangibles

We purchased several trademarks from Cadbury Schweppes for a total purchase price of $19 million in the nine months ended September 30, 2006. These purchases were on terms substantially equivalent to those that we believe would prevail in an arm’s length transaction and were determined to have indefinite lives.

MANAGEMENT

Executive Officers and Directors

Set forth below is information concerning the individuals we currently expect will serve as our executive officers and directors upon the separation. We will identify additional individuals who will serve on our board of directors prior to our separation.

Name	Age*	Position

Larry D. Young	53	President, Chief Executive Officer and Director
John O. Stewart	49	Executive Vice President, Chief Financial Officer and Director
James L. Baldwin, Jr.	46	Executive Vice President and General Counsel
Rodger L. Collins	49	President — Bottling Group Sales
Randall E. Gier	46	Executive Vice President — Marketing and R&D
Pedro Herrán Gacha	46	President — Mexico and the Caribbean
Derry L. Hobson	57	Executive Vice President — Supply Chain
James J. Johnston, Jr.	51	President — Finished Goods and Concentrate Sales
Lawrence N. Solomon	52	Executive Vice President — Human Resources

*	As of December 31, 2007

Larry D. Young, President, Chief Executive Officer and Director.  Mr. Young has served as President and Chief Executive Officer of Cadbury Schweppes’ Americas Beverages business since October 2007. Mr. Young joined Cadbury Schweppes’ Americas Beverages as Chief Operating Officer, as well as President, Bottling Group, in 2006 after our acquisition of DPSUBG, where he had been President and Chief Executive Officer since May 2005. From 1997 to 2005, Mr. Young served as President and Chief Operating Officer of Pepsi-Cola General Bottlers, Inc. and Executive Vice President of Corporate Affairs at PepsiAmericas, Inc.

John O. Stewart, Executive Vice President, Chief Financial Officer and Director.  Mr. Stewart has served as Executive Vice President and Chief Financial Officer of Cadbury Schweppes’ Americas Beverages business since November 2006. From 1990 to 2004, Mr. Stewart worked for Diageo PLC and its subsidiaries, serving as Senior Vice President and Chief Financial Officer of Diageo North America from 2001 to 2004. From 2004 to 2005, Mr. Stewart was an independent consultant, providing mergers and acquisitions advice to Diageo PLC.

James L. Baldwin, Jr., Executive Vice President and General Counsel.  Mr. Baldwin has served as Executive Vice President and General Counsel of Cadbury Schweppes’ Americas Beverages business since July 2003. From June 2002 to July 2003, he served as Senior Vice President and General Counsel of Dr Pepper/Seven Up, Inc., and from August 1998 to June 2002 as General Counsel of Mott’s LLP.

Rodger L. Collins, President — Bottling Group Sales.  Mr. Collins has served as President of Sales for the Bottling Group segment of Cadbury Schweppes’ Americas Beverages business since October 2007. He had previously served as Midwest Division President for the Bottling Group since January 2005. He also was Regional Vice President (North/East) at DPSUBG from October 2001 to December 2004.

Randall E. Gier, Executive Vice President — Marketing and R&D.  Mr. Gier has served as Executive Vice President of Marketing and R&D of Cadbury Schweppes’ Americas Beverages business since March 2004. From 2002 to 2004, he was the Chief Marketing Officer for Yum! Brands International. From 1997 to 2002, Mr. Gier was Chief Marketing Officer for Pizza Hut Inc., and from 1996 to 1997 was Chief Marketing Officer for KFC.

Pedro Herrán Gacha, President — Mexico and the Caribbean.  Mr. Herrán has served as President of the Mexico and the Caribbean segment of Cadbury Schweppes’ Americas Beverages business since January 2004. Prior to that, he was President of Cadbury Schweppes Beverages Mexico, a position he had held since January 2000.

Derry L. Hobson, Executive Vice President — Supply Chain.  Mr. Hobson has served as Executive Vice President of Supply Chain for Cadbury Schweppes’ Americas Beverages business since October 2007. Mr. Hobson joined the business as Senior Vice President of Manufacturing in 2006 through our acquisition of DPSUBG where he had been Executive Vice President since 1999. Prior to joining our Bottling Group, Mr. Hobson was President and Chief Executive Officer of Sequoia Pacific Systems from 1993 to 1999. From 1988 to 1993, Mr Hobson was Senior Vice President of Operations at Perrier Group.

James J. Johnston, Jr., President — Finished Goods and Concentrate Sales.  Mr. Johnston has served as President of Finished Goods and Concentrate Sales for Cadbury Schweppes’ Americas Beverages business since October 2007. Prior to that, he was Executive Vice President of Sales, a position he had held since January 2005. From December 2003 to January 2005, he was Senior Vice President of Strategy. From October 1997 to December 2003, Mr. Johnston served as Senior Vice President of Licensing. From November 1993 to October 1997, Mr. Johnston served as Senior Vice President of System Marketing.

Lawrence N. Solomon, Executive Vice President — Human Resources.  Mr. Solomon has served as Executive Vice President of Human Resources of Cadbury Schweppes’ Americas Beverages business since July 2003. From May 1999 to June 2003, he served as Senior Vice President of Human Resources for Dr Pepper/Seven Up, prior to which he served on Cadbury Schweppes’ global human resources team.

Board of Directors

At the time of the distribution, we expect that our board of directors will consist of           directors. The New York Stock Exchange requires that a majority of our board of directors qualify as “independent” according to the rules and regulations of the SEC and the New York Stock Exchange by no later than the first anniversary of the separation. We intend to comply with these requirements.

Committees of Our Board of Directors

Upon completion of the separation, the committees of our board of directors will consist of an audit committee, nominating and corporate governance committee and a compensation committee. Each of these committees will be required to comply with the requirements of the SEC and the New York Stock Exchange applicable to companies engaging in their initial listing, including for the audit committee the independence requirements and the designation of an “audit committee financial expert.” Our board of directors intends to adopt a written charter for each of these committees, which will each be posted on our website prior to our separation from Cadbury Schweppes.

In addition, we may establish special committees under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee will be responsible for, among other things, making recommendations concerning the engagement of our independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and oversight of management’s review of the adequacy of our internal accounting controls. Our audit committee currently consists of          ,           and          , with           serving as chair. We expect that, upon completion of the separation from Cadbury Schweppes,          will qualify as the audit committee financial expert.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for recommending persons to be selected by the board as nominees for election as directors, recommending persons to be elected to fill any vacancies on the board, considering and recommending to the board qualifications for the office of director and policies concerning the term of office of directors and the composition of the board and considering and recommending to the board other actions relating to corporate governance. We expect that, upon completion of the separation, our

nominating and corporate governance committee will consist of          ,           and          , with           serving as chair.

Compensation Committee

Our compensation committee will be charged with the responsibilities, subject to full board approval, of establishing, periodically re-evaluating and, where appropriate, adjusting and administering policies concerning compensation structure and benefit plans for our employees, including the Chief Executive Officer and all of our other executive officers. We expect that upon completion of the separation our compensation committee will consist of          ,           and          , with           serving as chair.

Code of Ethics

Prior to the completion of the separation, we will adopt a written code of ethics that is designed to deter wrongdoing and to promote:

•	honest and ethical conduct;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;

•	compliance with applicable laws, rules and regulations, including insider trading compliance; and

•	accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

A copy of our code of ethics will be posted on our website immediately prior to our separation from Cadbury Schweppes.

Director Compensation

Non-executive directors will receive compensation from us for their services on the board of directors or committees. Executive directors will not receive compensation for their services as a director. We expect to compensate our non-executive directors as follows: an annual fee of $      and an annual equity grant of $     . In addition, the chairperson of the board of directors and the chairperson of each committee will receive an annual incremental fee of $      for the chairperson of the board of directors, $      for the chairperson of the audit committee and $     , for the chairperson of any other committee. We also expect to adopt expense reimbursement and related policies for all directors customary for similar public companies.

Compensation Discussion and Analysis

Introduction

In 2007, our named executive officers (the “NEOs”) were Larry Young, John Stewart, Randall Gier, James Johnston, Pedro Herrán, Gilbert Cassagne and John Belsito. Historically, each NEO has been covered by the Cadbury Schweppes executive compensation program. This Compensation Discussion and Analysis describes the historical compensation arrangements for our NEOs. The remuneration committee of the board of directors of Cadbury Schweppes is currently in the process of establishing the compensation arrangements for our NEOs for 2008 as we transition to being an independent public company. Those executive compensation arrangements will be described in this information statement prior to the distribution. Following our separation from Cadbury Schweppes, our board of directors and its compensation committee will establish the future compensation arrangements for our company. As a result, we are not currently able to describe the post separation compensation arrangements that will be established by our board of directors and its compensation committee.

We are also in the process of determining how existing awards granted to our employees under Cadbury Schweppes’ plans will be treated following the separation, and will describe how they will be treated in this information statement prior to the distribution.

During the last half of 2007, there were a number of changes with regard to our NEOs. On October 12, 2007, Mr. Cassagne, our former President and Chief Executive Officer, left the company and Mr. Young, our Chief Operating Officer and President, Bottling Group, was appointed President and Chief Executive Officer. In addition, on December 19, 2007, Mr. Belsito, the former President, Snapple Distributors, left the company. As a result of the changes in certain of our NEOs’ duties and responsibilities, certain elements of their compensation were adjusted, as further described below.

Objectives of the Executive Compensation Program

Historically, as administered by the remuneration committee of the board of directors of Cadbury Schweppes, the Cadbury Schweppes executive compensation program was designed to achieve the following core objectives:

•	Total compensation was designed to be competitive in the relevant market, thereby enabling Cadbury Schweppes to attract, retain, motivate and reward high caliber executives;

•	Total compensation awarded to executives was designed to reflect and reinforce Cadbury Schweppes’ focus on financial management and bottom-line performance;

•	The achievement of short and long-term business objectives was recognized through a combination of incentives and rewards with a significant weighting on performance-based compensation versus fixed pay; and

•	Equity incentive awards were designed to align the interests of management with those of shareholders of Cadbury Schweppes.

Material Elements of the Executive Compensation Program

Historically, Cadbury Schweppes’ executive compensation program for the NEOs in 2007 consisted of the following three major elements:

•	Base Salary — base salary provided NEOs with a fixed level of cash compensation intended to aid in the attraction and retention of talent in a competitive market. Base salary is reflected in the “Salary” column in the Summary Compensation Table.

•	Annual Cash Incentive Compensation — annual cash incentive compensation encouraged NEOs to focus on our annual financial plan and motivated the performance of the NEOs in alignment with the short-term interests of shareholders of Cadbury Schweppes. Annual cash incentive compensation is reflected in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table.

•	Long-Term Share-Based Incentive Compensation — long-term share-based incentive compensation rewarded NEOs for achieving quantitative goals that are key drivers of long-term performance. Long-term share-based incentives aligned the interests of executives with those of shareholders of Cadbury Schweppes and provided strong retention and motivational incentives. Long-term share-based incentive compensation is reflected in the “Stock Awards” and “Option Awards” columns in the Summary Compensation Table.

Other forms of compensation were also provided to NEOs in 2007 under the Cadbury Schweppes executive compensation program, and included grants under an additional share plan, participation in health plans, retirement plans, perquisites and severance arrangements.

Setting Executive Compensation

Historically, the compensation of Mr. Cassagne was based on recommendations by Todd Stitzer, the Chief Executive Officer of Cadbury Schweppes, related to Mr. Cassagne’s performance during the year, and approved by the remuneration committee of the board of directors of Cadbury Schweppes. The compensation of the other NEOs was based on recommendations by Mr. Cassagne and approved by Mr. Stitzer. Among the factors considered in setting compensation were individual performance, skill and experience, the NEO’s success in achieving targets set by Cadbury Schweppes, compensation previously granted to the NEO, planned changes in responsibilities and competitive practices.

Benchmarking of Compensation

In 2007, the remuneration committee of the board of directors of Cadbury Schweppes reviewed compensation awarded to Mr. Cassagne against compensation awarded to executives in similar positions in multinational companies of comparable market capitalization and global consumer goods companies with whom Cadbury Schweppes believes it competes for executive talent. In making assessments, the potential value of the total compensation package, which included base salary, annual cash incentives and long-term share-based incentives, was considered. The remuneration committee of the board of directors of Cadbury Schweppes also considered data from proprietary surveys prepared by Towers Perrin (the “Towers Perrin Survey”) for purposes of benchmarking the compensation of Mr. Cassagne. A similar process was followed by Mr. Stitzer and Mr. Cassagne for purposes of benchmarking the compensation of other NEOs. In addition to the Towers Perrin Survey, Mr. Stitzer and Mr. Cassagne also considered the Hay PayNet US Executive/Management/Professional Position Survey.

The Executive Compensation Program

Overview

Historically, Cadbury Schweppes generally targeted a competitive level of total compensation, including base salary, annual cash incentive compensation, and long-term share-based incentive compensation, based on the attainment of certain pre-established performance measures.

Base Salary

Cadbury Schweppes provided a base salary to each NEO, which was reviewed on an annual basis. NEOs were eligible for merit-based increases based on their prior year performance, market competitiveness of their salary and peer group data.

In setting the base salary of Mr. Cassagne in 2007, the remuneration committee of the board of directors of Cadbury Schweppes considered Mr. Cassagne’s performance and benchmark information from the Towers Perrin Survey. In setting the base salary of the other NEOs in 2007, Mr. Stitzer and Mr. Cassagne considered each individual’s performance and the market competitiveness of their salary as described above.

In October 2007, Mr. Young’s base salary was increased from $647,000 to $800,000. This increase was attributable to his promotion to President and Chief Executive Officer of our company and was established taking into account median base salaries of chief executive officers in the Towers Perrin Survey.

Annual Cash Incentive Compensation

NEOs participated in the Cadbury Schweppes annual incentive plan, a short-term cash incentive plan based on the attainment of overall short-term business results. Each NEO was assigned an annual incentive target between 65% and 100% of each NEO’s annual base salary (the “Target Award”). In the event performance targets were met for each fiscal year, the NEOs were eligible to receive a cash payment equal to their Target Award. Performance measures were determined by the remuneration committee of the board of directors of Cadbury Schweppes to take account of current business plans and conditions and to provide incentives to NEOs to achieve key short-term performance targets.

In 2007, Target Awards were based on the achievement of financial performance targets for underlying economic profit (defined as underlying operating profit from operations less a charge for the weighted average cost of capital) and growth in revenue. The remuneration committee of the board of directors of Cadbury Schweppes believed that these performance targets were key drivers of our business in the short-term.

In 2007, Mr. Cassagne was eligible for a Target Award based 50% on the performance targets achieved by Cadbury Schweppes and 50% on the performance targets achieved by our business. Mr. Herrán, who has primary responsibility for our Mexico and the Caribbean segment, was eligible for a Target Award based 50% on the performance targets achieved by our Mexico and the Caribbean segment and 50% on the performance targets achieved by our business. Each of the other NEOs, including Mr. Young, was eligible for Target Awards based only upon the performance targets achieved by our business. In each case, the weighting of the performance targets was based 60% on underlying economic profit and 40% on growth in revenue.

In 2007, each NEO was provided the opportunity to voluntarily defer all or part of his 2006 annual incentive plan award (which otherwise would have been paid in cash in March 2007) and invest such award in Cadbury Schweppes ordinary shares pursuant to the Cadbury Schweppes bonus share retention plan, which is further described below under the section “— Long-Term Share-Based Incentives — Bonus Share Retention Plan.”

The determination of the annual incentive amounts for 2007 will be made in February 2008, after the full year results for 2007 are available, and will be paid in March 2008.

Long-Term Share-Based Incentives

Bonus Share Retention Plan.  The Cadbury Schweppes bonus share retention plan enabled participants to elect to defer all or part of their annual incentive plan awards in the form of an investment in Cadbury Schweppes ordinary shares. Senior executives, including the NEOs, were eligible to participate in the bonus share retention plan. To the extent that participants elected to invest in shares, the plan enabled them to earn an additional matching grant of Cadbury Schweppes ordinary shares (up to 100% of their investment), provided that Cadbury Schweppes attained certain performance targets over a three-year performance period and the participant was continuously employed by Cadbury Schweppes through the date that the award is settled. All of our current NEOs participated in the bonus share retention plan, with a deferral ranging from 25% to 100% of their annual incentive plan award.

The determination of shares awarded in 2008 will be made in February 2008, after the results for the 2005-2007 performance period are available, and will be paid in March 2008.

Long Term Incentive Plan.  Under the Cadbury Schweppes’ long term incentive plan, NEOs and other senior executives were eligible, at the discretion of the remuneration committee of the board of directors of Cadbury Schweppes, to receive a designated number of Cadbury Schweppes ordinary shares conditional on the achievement of certain performance targets.

The vesting of the shares awarded under Cadbury Schweppes’ long term incentive plan in 2007 was based 50% on underlying earnings per share growth and 50% on total shareholder return growth relative to an international group of peer companies equally weighted over a performance period beginning on January 1, 2007 and ending on December 31, 2009. Total shareholder return is defined as share price growth assuming reinvested dividends. At the end of the three-year performance period, the remuneration committee of the board of directors of Cadbury Schweppes will determine how much of the award has been earned. These shares accrue dividend equivalents through the end of the performance period (which will only be paid to the extent the performance targets are achieved). The vesting of these shares is dependent on the executive being continuously employed with Cadbury Schweppes through the date the award was settled.

In 2007, the remuneration committee of the board of directors of Cadbury Schweppes granted shares under the long term incentive plan to NEOs. Mr. Cassagne was entitled to shares with a value ranging up to 120% of his base salary and the other NEOs were entitled to shares with a value ranging up to 100% of their base salaries based on the performance targets achieved during the performance period.

The determination of shares awarded in 2008 will be made in February 2008, after the results for the 2005-2007 performance period are available, and will be paid in March 2008.

Other Equity Plans

Historically, up to and including 2005, annual awards of share options were granted to the NEOs under the Cadbury Schweppes share option plan. In addition, restricted share awards were granted to certain NEOs under the Cadbury Schweppes international share award plan.

Other Compensation Benefits Plans and Programs

Historically, Cadbury Schweppes provided the following employee benefit plans and programs to NEOs consistent with local practices and those of comparable companies.

Employee Stock Purchase Plan.  Cadbury Schweppes sponsored the employee stock purchase plan that provided employees with an option to purchase Cadbury Schweppes ADRs at a 15% discount over a two-year period from the date of grant. The discount price, which was fixed each September, was based on the closing price of Cadbury Schweppes ADRs on the day before enrollment for the plan began.

Retirement Benefits.  Cadbury Schweppes sponsored a qualified defined benefit plan (the personal pension account plan) and two non-qualified defined benefit plans (the pension equalization plan and the supplemental executive retirement plan). In 2007, the personal pension account plan and the pension equalization plan were closed to new participants. In addition, Cadbury Schweppes sponsored a qualified defined contribution plan, and a non-qualified defined contribution plan. The defined benefit plans and defined contribution plans are discussed below in further detail in the narrative following the Pension Benefits Table and the Non-Qualified Deferred Compensation Table, respectively.

Perquisites.  Cadbury Schweppes provided some or all of the NEOs with the following additional benefits and perquisites, which are more fully described under the Summary Compensation Table:

•	An automobile allowance;

•	A service allowance to offset the costs of items such as financial, estate and tax planning; and

•	Annual physicals and disability income premiums.

In addition, our expatriate NEO, Mr. Herrán, was provided with an expatriate package, including tax equalization and other payments. Certain club membership dues and expenses were also paid on behalf of Mr. Young.

Executive Employment Agreements

Consistent with our past practices, we have entered into executive employment agreements with our NEOs at the time they became an executive officer. These executive employment agreements are updated from time-to-time, including most recently to principally address changes in tax laws. We believe that it is appropriate for our senior executives to have employment agreements because they provide us with certain contractual protections, including provisions relating to non-competition, non-solicitation of our employees and confidentiality of proprietary information. We also believe that executive employment agreements are useful in recruiting and retaining senior employees. For information regarding the executive employment agreements, see “Historical Executive Compensation Information — Executive Employment Agreements.”

Pursuant to their executive employment agreements, we provided Mr. Cassagne and Mr. Belsito with certain benefits when they left the company. For information regarding these benefits, see ‘‘Historical Executive Compensation Information — Separation Arrangements Related to Mr. Cassagne and Mr. Belsito.”

Historical Executive Compensation Information

The executive compensation disclosure contained in this section reflects compensation information for 2007.

The following disclosure tables provide compensation information for (1) Mr. Young and Mr. Cassagne, each of whom served as our President and Chief Executive Officer during 2007; (2) Mr. Stewart, our Executive Vice President and Chief Financial Officer; (3) Mr. Gier, Mr. Johnston and Mr. Herrán, the three other executive officers who were our most highly compensated executive officers; and (4) Mr. Belsito, who would have been one of our three most highly compensated officers if he was serving as an executive officer as of December 31, 2007 (collectively, the named executive officers, or “NEOs”). All references to stock options and stock-based awards, other than the employee stock purchase plan, relate to equity awards granted by Cadbury Schweppes to acquire Cadbury Schweppes ordinary shares.

Summary Compensation Table

The following table sets forth information regarding the compensation earned by NEOs in 2007.

Summary Compensation Table

						Change in
						Pension
						Value and
						Non-
						Qualified
					Non-Equity	Deferred
			Stock	Option	Incentive Plan	Compensation	All Other
		Salary	Awards	Awards	Compensation	Earnings	Compensation	Total
Name & Principal Position	Year	($)	($)(4)	($)(5)	($)(6)	($)(7)	($)(8)	($)

Larry D. Young,	2007	672,266				35,000	160,908
President and Chief Executive Officer(1)
John O. Stewart,	2007	425,654				5,000	76,544
Executive Vice President and Chief Financial Officer
Randall E. Gier,	2007	456,577				55,000	57,042
Executive Vice President, Marketing and R&D
James J. Johnston, Jr.,	2007	435,962				70,000	51,192
President, Finished Goods and Concentrate Sales
Pedro Herrán Gacha,	2007	431,427				50,000	591,034
President, Mexico and the Caribbean
Gilbert M. Cassagne,	2007	714,808				880,000	2,257,202
Former President and Chief Executive Officer(2)
John L. Belsito,	2007	474,000				115,000	70,515
Former President, Snapple Distributors(3)

(1)	Mr. Young was appointed President and Chief Executive Officer on October 12, 2007.

(2)	Mr. Cassagne, formerly President and Chief Executive Officer, left the company on October 12, 2007.

(3)	Mr. Belsito, formerly President, Snapple Distributors, left the company on December 19, 2007.

(4)	The amounts shown in this column represent the dollar amount of the accounting expense recognized for financial statement reporting purposes for 2007 for all outstanding stock awards granted to the NEOs pursuant to the international share award plan, the bonus share retention plan and the long-term incentive plan, in accordance with the rules of SFAS 123(R). For Mr. Cassagne and Mr. Belsito, these amounts also include the dollar amount of the accounting expense recognized for outstanding stock awards granted pursuant to the integration share success plan. The amounts disregard adjustment for forfeiture assumptions and do not reflect amounts realized or paid to the NEOs in 2007 or prior years. Assumptions used to calculate these amounts (disregarding forfeiture assumptions) are included in note to our audited financial statements for 2007. For further information on the stock awards granted in 2007, see the Grants of Plan-Based Awards Table.

(5)	The amounts shown in this column represent the dollar amount of the accounting expense recognized for financial statement reporting purposes for 2007 for all outstanding option awards granted to the NEOs pursuant to the Cadbury Schweppes share option plan in accordance with SFAS 123(R). The amounts disregard adjustment for forfeiture assumptions and do not reflect amounts realized or paid to the NEOs in 2007 or prior years. Assumptions used to calculate these amounts (disregarding forfeiture assumptions) are included in note to our audited financial statements for 2007. No option awards were granted to the NEOs in 2007.

(6)	The amounts shown in this column represent the annual incentive awards for 2007 that will be paid to our NEOs in March 2008 pursuant to the annual incentive plan.

(7)	The amounts shown in this column represent an estimate of the aggregate change during 2007 in the actuarial present value of accumulated benefits under the personal pension account plan, the pension equalization plan and the supplemental executive retirement plan (as applicable), as described in more detail below in the Pension Benefits Table. The change in the actuarial present value of the accumulated benefits under the plans was determined in accordance with SFAS 87. Assumptions used to calculate these amounts are included in note to our audited financial statements for 2007 and include amounts that the NEOs may not be currently entitled to receive because such amounts are not vested.

(8)	The amounts shown in this column represent the following components:

	Perquisites ($)
			Disability	Company
	Automobile	Service	Income	Contributions	Other
	Allowance	Allowance	Premiums	($)(a)	($)(b)	Total ($)

Mr. Young	26,308	19,000	4,214	27,002	84,383	160,908
Mr. Stewart	19,800	14,000	1,986	16,883	23,875	76,544
Mr. Gier	19,800	14,000	3,314	18,120	1,808	57,042
Mr. Johnston	13,760	14,000	2,965	17,549	2,918	51,192
Mr. Herrán	65,413	14,000	3,307	17,114	491,204	591,034
Mr. Cassagne	25,627	24,000	2,531	28,703	2,176,341	2,257,202
Mr. Belsito	13,750	21,000	—	18,688	17,077	70,515

(a)	The amounts shown represent Cadbury Schweppes’ matching contributions to the tax-qualified defined contribution plan and non-tax qualified defined contribution plan. The contributions to the tax-qualified defined contribution plan are as follows: for Mr. Young, $9,111; for Mr. Stewart, $8,857; for Mr. Gier, $8,857; for Mr. Johnston, $9,111; for Mr. Herrán, $8,857; for Mr. Cassagne, $9,111; and for Mr. Belsito, $8,857. The contributions to the non-tax qualified plan are as follows: for Mr. Young, $17,891; for Mr. Stewart, $8,026; for Mr. Gier, $9,263; for Mr. Johnston, $8,438; for Mr. Herrán, $8,257; for Mr. Cassagne, $19,592; and for Mr. Belsito, $9,831.

(b)	The amounts shown reflect the following costs: for Mr. Young, $84,383 for club membership dues and expenses; for Mr. Stewart, $1,875 for executive physical and $22,000 for home sale bonus; for Mr. Gier, $1,808 for executive physical; for Mr. Johnston, $2,918 for sporting events; for Mr. Herrán, $23,450 for education expenses, $159,021 for security expenses, $83,301 for tax equalization expenses, $66,394 for location allowance, $54,254 for foreign service premium, $101,789 for housing allowance, $695 for club membership dues and $2,300 for tax preparation expenses; for Mr. Cassagne, $2,171,154 for separation payments and $5,187 for 25-year service award; and for Mr. Belsito, $2,075 for executive physical and $15,002 for merit bonus. For additional information about further amounts payable to Mr. Cassagne and Mr. Belsito, see “— Separation Arrangements Related to Mr. Cassagne and Mr. Belsito.”

Grants of Plan-Based Awards

The following table sets forth information regarding equity plan awards and non-equity incentive plan awards by Cadbury Schweppes to our NEOs for 2007.

Grants of Plan-Based Awards

								Grant Date
								Fair Value of
		Estimated Future Payouts Under			Estimated Future Payouts Under			Equity
		Non-Equity Incentive Plan Awards(1)			Equity Incentive Plan Awards(2)			Incentive
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Plan Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(3)($)

Larry D. Young	2/15/07	200,000	800,000	1,200,000
	3/29/07				18,968		63,230
	3/4/07				23,745		59,363
John O. Stewart	2/15/07	85,514	342,055	513,083
	3/29/07				9,616		32,054
	3/4/07				1,354		3,385
Randall E. Gier	2/15/07	74,588	298,350	447,525
	3/29/07				10,764		35,886
	3/4/07				7,470		18,675
James J. Johnston, Jr.	2/15/07	71,500	286,000	429,000
	3/29/07				10,320		34,400
	3/4/07				2,351		5,878
Pedro Herrán Gacha	2/15/07	70,525	282,100	423,150
	3/29/07				10,178		33,930
	3/4/07				4,886		12,215
Gilbert M. Cassagne	2/15/07	175,073	700,290	1,050,435
	3/29/07				8,322		27,740
John L. Belsito	2/15/07	94,319	377,275	565,912
	3/29/07				4,632		15,440
	3/4/07				878		2,196

(1)	The amounts shown in the first row of these columns for each NEO represent the potential payouts of annual cash incentive compensation granted to our NEOs in 2007 under the annual incentive plan subject to the achievement of certain performance measures. The actual amount of the awards made to the NEOs and paid in cash will be set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table after payment is made.

(2)	The amounts shown in the second row of these columns for each NEO represent the threshold and maximum payouts of conditional shares granted to our NEOs pursuant to the long term incentive plan, subject to the achievement of certain performance measures. The performance measures are applied over a three-year performance period beginning on January 1, 2007 and ending on December 31, 2009. For more information regarding the terms of the conditional share awards, see the section entitled “— Long-Term Share-Based Incentives — Long Term Incentive Plan.”

The amounts shown in the third row of these columns for each NEO represent matched shares granted by Cadbury Schweppes on the portion of the annual incentive award that each NEO earned in 2006 and elected to defer under the bonus share retention plan on March 4, 2007 in the form of Cadbury Schweppes ordinary shares (“basic shares”). In accordance with the terms of the bonus share retention plan, each NEO is eligible for (i) an award equal to 40% of the number of his basic shares if he remains employed through the date the award is paid in the first quarter of 2010 (as shown in the column “Threshold — Estimated Future Payouts Under Equity Incentive Plan Awards”) and (ii) an award equal to 60% of the number of his basic shares if certain performance measures are achieved during the three-year period beginning on January 1, 2007 and ending on December 31, 2009 and the NEO remains employed through the date the award is paid in the first quarter of 2010. The amounts shown in the column “Maximum — Estimated Future Payouts Under Equity Incentive Plan Awards” represent the total maximum number of matched shares that the NEO is eligible to receive.

(3)	The amounts shown in this column represent the grant date fair value of various awards in accordance with SFAS 123(R) based on a potential payout of maximum award. The grant date fair value generally reflects the amount we would expense in our financial statements over the award’s vesting schedule, and does not correspond to the actual value that may be realized by or paid to the NEOs.

Outstanding Equity Awards

The following table sets forth information regarding exercisable and unexercisable stock options and vested and unvested equity awards held by each NEO as of December 31, 2007. All such awards relate to Cadbury Schweppes ordinary shares.

Outstanding Equity Awards at Year-End

	Option Awards					Stock Awards
			Equity						Equity Incentive
			Incentive				Market	Equity Incentive	Plan Awards:
			Plan Awards:			Number	Value of	Plan Awards:	Market or Payout
	Number of	Number of	Number of			of Shares	Shares	Number of	Value of
	Securities	Securities	Securities			or Units	or Units	Unearned Shares,	Unearned
	Underlying	Underlying	Underlying	Option		of Stock	of Stock	Units, or Other	Shares, Units, or
	Unexercised	Unexercised	Unexercised	Exercise	Option	That Have	That Have	Rights That Have	Other Rights
	Options	Options	Unearned	Price	Expiration	Not Vested	Not Vested	Not Vested	That Have Not
Name	Exercisable (#)	Unexercisable (#)	Options (#)	($)(1)	Date	(#)	($)(2)	(#)	Vested($)(2)	Grant Date

Larry D. Young		96,000		10.50	4/1/15					4/1/05	(3)
						23,745	294,515	35,618	441,778	3/4/07	(4)
								61,666	764,858	4/7/06	(5)
								63,230	784,256	3/29/07	(5)
John O. Stewart						20,000	248,065			11/30/06	(6)
						1,354	16,794	2,031	25,191	3/4/07	(4)
								22,668	281,156	11/6/06	(5)
								32,054	397,573	3/29/07	(5)
Randall E. Gier	150,000			8.48	3/26/14					3/26/04	(3)
	59,000			8.78	8/27/14					8/27/04	(3)
		41,000		10.50	4/1/15					4/1/05	(3)
						20,000	248,065			8/29/06	(6)
						4,354	54,004	6,531	81,006	3/4/05	(4)
						1,973	24,492	2,960	36,714	3/4/06	(4)
						7,470	92,652	11,205	138,978	3/4/07	(4)
								22,206	275,426	4/8/05	(5)
								33,546	416,079	4/7/06	(5)
								35,886	445,102	3/29/07	(5)
James J. Johnston, Jr.	32,000			8.86	9/11/08					9/11/98	(3)
	40,000			8.15	9/3/09					9/3/99	(3)
	60,000			8.17	9/1/10					9/1/00	(3)
	65,000			9.53	8/31/11					8/31/01	(3)
	70,000			9.64	8/23/12					8/23/02	(3)
	90,000			7.02	5/9/13					5/9/03	(3)
	64,000			8.78	8/27/14					8/27/04	(3)
		41,000		10.50	4/1/15					4/1/05	(3)
						1,352	16,769	2,028	25,154	3/4/05	(4)
						2,565	31,814	3,848	47,728	3/4/06	(4)
						2,351	29,160	3,527	43,746	3/4/07	(4)
								21,024	260,766	4/8/05	(5)
								33,546	416,079	4/7/06	(5)
								34,400	426,671	3/29/07	(5)
Pedro Herrán Gacha	30,000			8.86	9/11/08					9/11/98	(3)
	40,000			8.15	9/3/09					9/3/99	(3)
	60,000			8.17	9/1/10					9/1/00	(3)
	55,000			9.53	8/31/11					8/31/01	(3)
	55,000			9.64	8/23/12					8/23/02	(3)
	12,500			6.62	3/14/13					3/14/03	(3)
	75,000			7.02	5/9/13					5/9/03	(3)
	43,000			8.78	8/27/14					8/27/04	(3)
		41,000		10.50	4/1/15					4/1/05	(3)
						20,000	248,065			8/29/06	(6)
						12,000	148,839			2/16/06	(6)
						3,995	49,551	5,993	74,333	3/4/06	(4)
						4,886	60,602	7,329	90,903	3/4/07	(4)
								18,092	224,399	4/8/05	(5)
								27,626	342,652	4/7/06	(5)
								33,930	420,842	3/29/07	(5)

	Option Awards					Stock Awards
			Equity						Equity Incentive
			Incentive				Market	Equity Incentive	Plan Awards:
			Plan Awards:			Number	Value of	Plan Awards:	Market or Payout
	Number of	Number of	Number of			of Shares	Shares	Number of	Value of
	Securities	Securities	Securities			or Units	or Units	Unearned Shares,	Unearned
	Underlying	Underlying	Underlying	Option		of Stock	of Stock	Units, or Other	Shares, Units, or
	Unexercised	Unexercised	Unexercised	Exercise	Option	That Have	That Have	Rights That Have	Other Rights
	Options	Options	Unearned	Price	Expiration	Not Vested	Not Vested	Not Vested	That Have Not
Name	Exercisable (#)	Unexercisable (#)	Options (#)	($)(1)	Date	(#)	($)(2)	(#)	Vested($)(2)	Grant Date

Gilbert M. Cassagne	150,000			8.17	9/1/10					9/1/00	(3)
	160,000			9.53	8/31/11					8/31/01	(3)
	175,000			9.64	8/23/12					8/23/02	(3)
	250,000			7.02	5/9/13					5/9/03	(3)
	160,000			8.78	8/27/14					8/27/04	(3)
		145,500		10.50	4/1/15					4/1/05	(3)
								56,084	695,623	3/15/02	(5)
								57,748	716,262	3/13/03	(5)
								68,369	847,997	4/8/05	(5)
								60,351	748,548	4/7/06	(5)
								27,740	344,066	3/29/07	(5)
								50,000	620,162	6/30/06	(7)
John L. Belsito	75,000			8.93	3/16/11					3/16/01	(3)
	100,000			9.53	8/31/11					8/31/01	(3)
	100,000			9.64	8/23/12					8/23/02	(3)
	150,000			7.02	5/9/13					5/9/03	(3)
	43,000			8.78	8/27/14					8/27/04	(3)
		34,000		10.50	4/1/15					4/1/05	(3)
						2,103	26,084	3,155	39,132	3/4/06	(4)
						878	10,890	1,318	16,347	3/4/07	(4)
								37,004	458,969	3/15/02	(5)
								36,720	455,447	3/13/03	(5)
								40,074	497,047	4/8/05	(5)
								31,178	386,708	4/7/06	(5)
								15,440	191,506	3/29/07	(5)
								10,000	124,032	6/30/06	(7)

(1)	The option exercise prices were converted from pounds sterling to U.S. dollars based on a December 31, 2007 currency exchange rate of 1 pound sterling to 1.9973 U.S. dollars.

(2)	The amount for each row represents the total number of shares or other rights awarded under an equity incentive plan that have not vested multiplied by the closing price of a Cadbury Schweppes ordinary share on the London Stock Exchange on December 31, 2007. The price of an ordinary share was converted from pounds sterling to U.S. dollars based on a December 31, 2007 currency exchange rate of 1 pound sterling to 1.9973 U.S. dollars.

(3)	Share Option Plan. An option grant does not become exercisable until performance vesting criteria have been satisfied. No portion of the option may be exercised unless the performance measure is satisfied on the third anniversary of the grant date.

(4)	Bonus Share Retention Plan. The amounts in the “Number of Shares or Units of Stock That Have Not Vested” column will vest on the third anniversary of the applicable grant date if the NEO is employed with Cadbury Schweppes on such date. The amounts in “Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested” column will vest based on Cadbury Schweppes achieving the maximum compound annual growth in aggregate underlying economic profit target over a three-year performance period. Payout could range up to 100% of the conditional shares disclosed. Pursuant to these terms:

•	Mr. Gier and Mr. Johnston were each granted an award subject to a performance period from January 1, 2005 to December 31, 2007 and a vesting date of March 2008;

•	Mr. Gier, Mr. Johnston, Mr. Herrán and Mr. Belsito were each granted an award subject to a performance period from January 1, 2006 to December 31, 2008 and a vesting date of March 2009; and

•	Mr. Young, Mr. Stewart, Mr. Gier, Mr. Johnston, Mr. Herrán and Mr. Belsito were each granted an award subject to a performance period from January 1, 2007 to December 31, 2009 and a vesting date of March 2010.

In addition, the amounts shown in the following table represent the number of Cadbury Schweppes ordinary shares (the “basic shares”) that each NEO received on the applicable grant date upon his election to defer all or a portion of their prior year annual incentive plan awards into the bonus share retention plan.

	Grant Date	Number of Basic Shares

Mr. Young	3/4/07	59,363
Mr. Stewart	3/4/07	3,385
Mr. Gier	3/4/05	10,885
	3/4/06	4,933
	3/4/07	18,675
Mr. Johnston	3/4/05	3,380
	3/4/06	6,413
	3/4/07	5,878
Mr. Herrán	3/4/06	9,988
	3/4/07	12,215
Mr. Cassagne	—	—
Mr. Belsito	3/4/06	5,258
	3/4/07	2,196

(5)	Long Term Incentive Plan. Share grants will vest on the third anniversary of the applicable grant date if the NEO is employed with Cadbury Schweppes on such date and based on the achievement of compound annual growth in the aggregate underlying earnings per share target of Cadbury Schweppes and total shareholder return relative to an index of peer companies of Cadbury Schweppes over the applicable performance period. Vesting could range up to 100% of the conditional shares disclosed. Pursuant to these terms:

•	Mr. Young, Mr. Gier, Mr. Johnston, Mr. Herrán, Mr. Cassagne and Mr. Belsito were each granted an award subject to a three-year performance period from January 1, 2005 to December 31, 2007 and a vesting date of March 2008;

•	all of the NEOs were granted an award subject to a three-year performance period from January 1, 2006 to December 31, 2008 and a vesting date of March 2009;

•	all the NEOs were granted an award subject to a three-year performance period from January 1, 2007 to December 31, 2009 and a vesting date of March 2010;

•	Mr. Cassagne and Mr. Belsito were each granted an award, subject initially to a three-year performance period from January 1, 2002 to December 31, 2004, and subsequently extended in accordance with the plan rules to a six-year performance period ending December 31, 2007 and a vesting date of March 2008; and

•	Mr. Cassagne and Mr. Belsito were each granted an award, subject initially to a three-year performance period from January 1, 2003 to December 31, 2005, and subsequently extended in accordance with the plan rules to a five-year performance period ending December 31, 2007 and a vesting date of March 2008.

(6)	International Share Award Plan. For Mr. Gier and Mr. Herrán, the share awards will vest on the third anniversary of the grant date. For Mr. Stewart, the share award will vest in equal installments on the second and third anniversary of the grant date.

(7)	Integration Success Share Plan. Awards under the integration success share plan are payable in the first quarter of 2008, subject to compliance with restrictive covenants in the individual’s employment agreement. For further information, see “Separation Arrangements Related to Mr. Cassagne and Mr. Belsito.”

Option Exercises and Stock Vested

The following table sets forth information regarding Cadbury Schweppes ordinary shares acquired in 2007 by each NEO upon the exercise of stock options and vesting of stock awards during 2007.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
	Number of		Number of Shares
	Shares Acquired	Value Realized on	Acquired on		Value on
	on Exercise	Exercise	Vesting		Vesting
Name	(#)(1)	($)(2)	(#)		($)(3)

Larry D. Young
John O. Stewart			20,000	(4)	258,780
Randall E. Gier			20,151	(5)	204,686
James J. Johnston, Jr.			19,531	(5)	198,389
			2,384	(6)	24,216
Pedro Herrán Gacha	30,000	200,931	16,489	(5)	167,489
Gilbert M. Cassagne			65,959	(5)	669,987
John L. Belsito	20,000	28,440	38,309	(5)	389,128

(1)	The amounts shown in this column reflect the aggregate number of Cadbury Schweppes ordinary shares underlying the options that were exercised in 2007.

(2)	The amounts shown in this column are calculated by multiplying (x) the difference between the closing price on the London Stock Exchange of a Cadbury Schweppes ordinary share on the date of exercise and the exercise price of the options by (y) the number of Cadbury Schweppes ordinary shares acquired upon exercise. The amounts shown in this column were converted from pounds sterling to U.S. dollars based on the currency exchange rate on the date of exercise.

(3)	The amounts shown in this column are calculated by multiplying (x) the closing price of a Cadbury Schweppes ordinary share on the London Stock Exchange on the date of vesting by (y) the number of Cadbury Schweppes ordinary shares acquired upon vesting. The amounts shown in this column were converted from pounds sterling to U.S. dollars based on the currency exchange rate on the date of vesting.

(4)	The amount shown reflects the number of awards under the international share award plan that vested in 2007.

(5)	The amounts shown reflect the number of Cadbury Schweppes ordinary shares that vested in 2007 under the long term incentive plan.

(6)	The amount shown reflects the number of Cadbury Schweppes ordinary shares that vested in 2007 under the bonus share retention plan.

Pension Benefits Table

The following table sets forth information regarding pension benefits accrued by each NEO under our defined benefit plans and supplemental contractual arrangements for 2007.

Pension Benefits

		Number of
		Years	Present Value of	Payments
		Credited	Accumulated	During Last
		Service	Benefit	Fiscal Year
Name	Plan Name	(#)	($)(1)	($)

Larry D. Young	Personal Pension Account Plan	1.67	15,000
	Pension Equalization Plan	1.67	20,000
John O. Stewart	Personal Pension Account Plan	1.15	5,000
	Pension Equalization Plan	1.15	0
Randall E. Gier	Personal Pension Account Plan	3.78	45,000
	Pension Equalization Plan	3.78	100,000
James J. Johnston, Jr.	Personal Pension Account Plan	15.08	240,000
	Pension Equalization Plan	15.08	235,000
Pedro Herrán Gacha	Personal Pension Account Plan	10.39	135,000
	Pension Equalization Plan	10.39	220,000
Gilbert M. Cassagne	Personal Pension Account Plan	25.74	680,000
	Pension Equalization Plan	25.74	3,430,000
	Supplemental Executive Retirement Plan	25.74	450,000
John L. Belsito	Personal Pension Account Plan	20.20	330,000
	Pension Equalization Plan	20.20	595,000

(1)	The amounts shown reflect the actuarial present value of benefits accumulated under the respective plans in accordance with the assumptions included in note to our audited financial statements for 2007. These amounts assume that each NEO retires at age 65. The discount rate used to determine the present value of accumulated benefits is 6.25%. The present values assume no pre-retirement mortality and utilize the RP 2000 healthy white collar male and female mortality tables projected to calendar year 2015.

Personal Pension Account Plan

NEOs are provided with retirement benefits under the Cadbury Schweppes personal pension account plan (the “PPA Plan”), a tax-qualified defined benefit pension plan covering full-time and part-time employees with at least one year of service who were actively employed as of December 31, 2006. The PPA Plan was closed to employees who were hired after December 31, 2006.

The PPA Plan provides a retirement benefit to participants based on a percentage of the participant’s annual compensation (which includes base salary and annual incentive award). The percentage, which is based on age and years of service, varies as follows:

	Age/Service Credit Percentage
	Compensation up to		Compensation over
Age Plus Years of Service	Taxable Wage Base		Taxable Wage Base

Less than 35	2	3/4%	5	1/2%
35 but less than 45	3	3/4%	7	1/2%
45 but less than 55	4	1/2%	9%
55 but less than 65	6%		11%
65 but less than 75	8%		13%
75 or more	10%		15%

Participants fully vest in their retirement benefits after five years of service or upon attaining age 65. Participants are also eligible for early retirement benefits if they separate from service on or after attaining age 55 with 10 years of service. Participants who leave Cadbury Schweppes before they are fully vested in their retirement benefits forfeit their accrued benefit under the PPA Plan.

The Internal Revenue Code places limitations on compensation and pension benefits for tax-qualified defined benefit plans such as the PPA Plan. We have established two non-qualified supplemental defined benefit pension programs (the Cadbury Schweppes pension equalization plan and the Cadbury Schweppes supplemental executive retirement plan), as discussed below, to restore some of the pension benefits limited by the Internal Revenue Code.

Pension Equalization Plan

Cadbury Schweppes sponsors a pension equalization plan (the “PEP”), an unfunded, non-tax qualified excess defined benefit plan covering key employees who were actively employed as of December 31, 2006 and whose base salary exceeded certain statutory limits imposed by the Internal Revenue Code. As with the PPA Plan, the PEP was closed to employees who were hired after December 31, 2006.

The purpose of the PEP is to restore to PEP participants any PPA Plan benefits that are limited by statutory restrictions imposed by the Internal Revenue Code that are taken into consideration when determining their PPA Plan benefits. Participants fully vest in their benefits under the PEP after five years of service. Participants who voluntarily resign from service before they are vested in their benefits under the PEP forfeit their unvested accrued benefit. Participants who are terminated without “cause” or resign for “good reason” are entitled to have their unvested accrued benefits under the PEP automatically vested.

In addition, pursuant to the terms of the executive employment agreements, if a NEO is terminated without “cause” or resigns for “good reason” and is not vested in his accrued benefit under the PPA Plan, such NEO will be entitled to have his accrued and unvested benefits under the PPA Plan paid under the PEP. As of December 31, 2007, Mr. Young, Mr. Stewart and Mr. Gier have not vested in their accrued benefits under the PPA Plan.

Supplemental Executive Retirement Plan

Cadbury Schweppes sponsored a supplemental executive retirement plan (the “SERP”), a non-tax qualified defined benefit plan covering certain senior executives. The SERP was designed to ensure that the total pension benefits due to participants, including benefits under the PPA Plan and PEP, provided a certain level of income at retirement. Combined benefits range from 50% of a participant’s final average compensation after 15 years of service to 60% of final average compensation after 25 years of service. Benefits under the SERP vest after 10 years of service. In 2007, only Mr. Cassagne and Mr. Belsito participated in the SERP. Only Mr. Cassagne’s SERP benefit is fully vested. Mr. Belsito did not satisfy the vesting conditions under the SERP as of the date he left the company and forfeited the amount accrued under the SERP. No current or future employees are eligible to participate in the SERP.

Deferred Compensation

Savings Incentive Plan

Cadbury Schweppes sponsors a savings incentive plan (the “SIP”), a tax-qualified 401(k) defined contribution plan. The plan permits participants to contribute up to 75% of their base salary in the SIP within certain statutory limitations under the Internal Revenue Code and Cadbury Schweppes matches 100% of the first 4% of base salary that is deferred to the SIP by a participant. Employees participating in the SIP are always fully vested in their, as well as the employer’s, contributions to the plan.

Supplemental Savings Plan

The only nonqualified deferred compensation plan sponsored by Cadbury Schweppes for NEOs is the supplemental savings plan (the “SSP”), a non-tax qualified defined contribution plan. The SSP is for employees who are actively enrolled in the SIP and whose deferrals under the SIP are limited by Internal Revenue Code compensation limitations. Employees may elect to defer up to 75% of their base salary over the Internal Revenue Code compensation limit to the SSP, and Cadbury Schweppes matches 100% of the first 4% of base salary that is contributed by these employees. Employees participating in the SSP are always fully vested in their, as well as the employer’s, contributions to the plan. Participants self-direct the investment of their account balances among various mutual funds.

The following table sets forth information regarding the nonqualified deferred compensation under the SSP for each NEO for 2007.

Nonqualified Deferred Compensation

	Executive	Registrant		Aggregate
	Contributions in	Contributions in	Aggregate Earnings	Withdrawals/	Aggregate Balance
	Last Year	Last Year	in Last Year	Distributions	at Last Year-End
Name	($)(1)	($)(2)	($)(3)	($)	($)

Larry D. Young	53,672	17,891	267		71,829
John O. Stewart	150,491	8,026	510		159,327
Randall E. Gier	37,737	9,263	7,500		156,323
James J. Johnston, Jr.	18,987	8,438	3,706		73,105
Pedro Herrán Gacha	14,450	8,257	(182)		51,154
Gilbert M. Cassagne	146,942	19,592	58,338		1,556,013
John L. Belsito	14,746	9,831	12,872		229,612

(1)	The amounts shown in this column represent the aggregate amount of contributions made by our NEOs to the SSP in 2007. These amounts are included in the “Salary” column of the Summary Compensation Table.

(2)	The amounts shown in this column represent the aggregate amount of employer contributions to the NEOs’ accounts under the SSP in 2007. These amounts are also included in the “All Other Compensation” column of the Summary Compensation Table.

(3)	The amounts shown in this column represent the aggregate amount of interest or other earnings credited to the NEOs’ accounts under the SSP in 2007.

Executive Employment Agreements

Consistent with our past practices, we have entered into executive employment agreements with each of our NEOs at the time they became an executive officer. The current executive employment agreements each have a term of 10 years. In addition to setting forth their basic duties, the executive employment agreements provide the NEOs with a base salary and entitle them to participate in the annual incentive plan and all other applicable employee compensation and benefit plans and programs. In the event we terminate Mr. Young or Mr. Stewart “without cause” or they resign for “good reason” during the employment term, they are entitled to (1) a lump sum severance payment equal to 12 months of their annual base salary and their Target Award under the annual incentive plan; (2) salary continuation for up to 12 months equal to their annual base salary and their Target Award under the annual incentive plan (subject to mitigation for new employment); and (3) medical, dental and vision benefits for the salary continuation period. In the event we terminate Mr. Gier, Mr. Johnston or Mr. Herrán “without cause” or they resign for “good reason” during the employment term, they are entitled to (1) a lump sum severance payment equal to nine months of their annual base salary and 75% of their Target Award under the annual incentive plan; (2) salary continuation for up to nine months equal to their annual base salary and Target Award under the annual incentive plan (subject to mitigation for new employment); and (3) medical, dental and vision benefits for the salary continuation period. The NEOs are also entitled to outplacement services for their salary continuation period and certain payments under the qualified and non-qualified pension plans. In the event a NEO is terminated without “cause” or resigns for “good reason,” he is entitled to have his unvested accrued benefits under the PEP automatically vested. Such NEO will also be entitled to have his accrued and unvested benefits under the PPA Plan paid under the PEP. In addition, in the event the NEO is terminated due to death or disability, he is entitled to his Target Award, pro rated through the date on which his death or disability occurs.

Generally, “cause” is defined as termination of the NEO’s employment for his: (1) willful failure to substantially perform his duties; (2) breach of a duty of loyalty toward the company; (3) commission of an act of dishonesty toward the company, theft of our corporate property, or usurpation of our corporate opportunities; (4) unethical business conduct including any violation of law connected with the NEO’s employment; or (5) conviction of any felony involving dishonest or immoral conduct. Generally, “good reason” is defined as a resignation by the NEO for any of the following reasons: (1) our failure to perform any of our material obligations under the employment agreement; (2) a relocation by us of the NEO’s principal place of employment to a site outside a 50 mile radius of the current site of the principal place of employment; or (3) the failure by a successor to assume the employment agreement.

The employment agreements include non-competition and non-solicitation provisions. These provisions state that the NEO will not, for a period of one year after termination of employment, become engaged with companies that are in competition with us, including but not limited to a predetermined list of companies. Also, the NEO agrees for a period of one year after termination of employment not to solicit or attempt to entice away any of our employees or directors.

Potential Payments upon Certain Terminations of Employment

The following tables below outline the potential payments to Mr. Young, Mr. Stewart, Mr. Gier, Mr. Johnston and Mr. Herrán upon the occurrence of various termination events, including “termination for cause” or “not for good reason,” “termination without cause” or “for good reason” or termination due to death or disability. The following assumptions apply with respect to the tables below and any termination of employment of a NEO:

•	The tables include estimates of amounts that would have been paid to Mr. Young, Mr. Stewart, Mr. Gier, Mr. Herrán and Mr. Johnston assuming a termination event occurred on December 31, 2007. The employment of these NEOs did not actually terminate on December 31, 2007, and as a result, these NEOs did not receive any of the amounts shown in the tables below. The actual amounts to be paid to a NEO in connection with a termination event can only be determined at the time of such termination event.

•	The tables assume that the price of Cadbury Schweppes ordinary shares is $12.40 per share, the closing market price per share on December 31, 2007. The price of an ordinary share was converted from pounds sterling to U.S. dollars based on a December 31, 2007 currency exchange rate of £1 to $1.9973.

•	Each NEO is entitled to receive amounts earned during the term of his employment regardless of the manner of termination. These amounts include accrued base salary, accrued vacation time and other employee benefits to which the NEO was entitled on the date of termination, and are not shown in the tables below.

•	For purposes of the tables below, the specific definitions of “cause” and “good reason” are defined in the employment agreements of each NEO and are described below in the section entitled “Employment Agreements.”

•	To receive the benefits under the employment agreements, each of the NEOs is required to provide a general release of claims against us and our affiliates and subject to mitigation for new employment. In addition, if

NEOs receive severance payments under the employment agreements, they will not be entitled to receive any severance benefits under the Cadbury Schweppes general severance pay plan.

		Termination		Termination
		for Cause		Without Cause
		or Resignation		or Resignation
		without		for
Name	Compensation Element	Good Reason	Death/Disability	Good Reason

Larry D. Young	Salary Continuation Payments(1)	$0	$0	$1,600,000
	Lump Sum Cash Payments(2)	$0	$0	$800,000
	Lump Sum Annual Incentive Plan Payment(3)	$0	$800,000	$800,000
	Accelerated Equity Vesting • Stock Options(4)	$0	$183,112	$183,112
	• Bonus Share Retention Plan(5)	$0	$940,190	$940,190
	• Long Term Incentive Plan(6)	$0	$1,208,249	$1,208,249
	Other(8)	$0	$0	$125,756

	Total	$0	$3,131,551	$5,657,307

John O. Stewart	Salary Continuation Payments(1)	$0	$0	$900,000
	Lump Sum Cash Payments(2)	$0	$0	$500,000
	Lump Sum Annual Incentive Plan Payment(3)	$0	$400,000	$400,000
	Accelerated Equity Vesting • Bonus Share Retention Plan(5)	$0	$53,607	$53,607
	• Long Term Incentive Plan(6)	$0	$283,116	$283,116
	• International Share Award Plan(7)	$0	$115,995	$115,995
	Other(8)	$0	$0	$28,006

	Total	$0	$852,718	$2,280,724

Randall E. Gier	Salary Continuation Payments(1)	$0	$0	$568,013
	Lump Sum Cash Payments(2)	$0	$0	$344,250
	Lump Sum Annual Incentive Plan Payment(3)	$0	$298,350	$223,763
	Accelerated Equity Vesting • Stock Options(4)	$0	$78,204	$78,204
	• Bonus Share Retention Plan(5)	$0	$656,838	$656,838
	• Long Term Incentive Plan(6)	$0	$820,226	$820,226
	• International Share Award Plan(7)		$114,246	$114,246
	Other(8)	$0	$0	$164,067

	Total	$0	$1,967,864	$2,969,606

		Termination		Termination
		for Cause		Without Cause
		or Resignation		or Resignation
		without		for
Name	Compensation Element	Good Reason	Death/Disability	Good Reason

James J. Johnston, Jr.	Salary Continuation Payments(1)	$0	$0	$544,500
	Lump Sum Cash Payments(2)	$0	$0	$330,000
	Lump Sum Annual Incentive Plan Payment(3)	$0	$286,000	$214,500
	Accelerated Equity Vesting • Stock Options(4)	$0	$78,204	$78,204
	• Bonus Share Retention Plan(5)	$0	$302,713	$302,713
	• Long Term Incentive Plan(6)	$0	$795,767	$795,767
	Other(8)	$0	$0	$19,067

	Total	$0	$1,462,684	$2,284,751

Pedro Herrán Gacha	Salary Continuation Payments(1)	$0	$0	$537,075
	Lump Sum Cash Payments(2)	$0	$0	$325,500
	Lump Sum Annual Incentive Plan Payment(3)	$0	$282,100	$211,575
	Accelerated Equity Vesting
	• Stock Options(4)	$0	$78,204	$78,204
	• Bonus Share Retention Plan(5)	$0	$392,947	$392,947
	• Long Term Incentive Plan(6)	$0	$690,600	$690,600
	• International Share Award Plan(7)	$0	$266,856	$266,856
	Other(8)	$0	$0	$19,067

	Total	$0	$1,710,706	$2,521,823

(1)	The amount shown represents salary continuation in an amount equal to (x) annual base salary and (y) Target Award. The amount shown represents 100% for Mr. Young and Mr. Stewart and 75% for Mr. Gier, Mr. Johnston and Mr. Herrán, in each case, according to the terms of their respective executive employment agreements.

(2)	The amount shown represents a lump sum cash payment equal to the annual base salary for Mr. Young and Mr. Stewart and 75% of the annual base salary for Mr. Gier, Mr. Johnston and Mr. Herrán.

(3)	The amount shown under the “Death/Disability” column represents each NEO’s Target Award, pro-rated through the assumed employment termination date. The amount shown under the “Termination Without Cause or Resignation for Good Reason” column represents a lump sum payment under the annual incentive plan equal to the Target Award for Mr. Young and Mr. Stewart and equal to 75% of the Target Award for Mr. Gier, Mr. Johnston and Mr. Herrán.

(4)	The amount shown represents the value of the unvested stock options as of December 31, 2007 assuming the performance targets have been achieved. These stock options remain exercisable for 12 months from the employment termination date.

(5)	The amount shown represents the combined value of (i) Cadbury Schweppes ordinary shares that each NEO elected to defer under the bonus share retention plan (the “basic shares”), (ii) a matched share award equal to 40% of the number of his basic shares, pro-rated through the assumed employment termination date and (iii) a matched share award equal to 60% of the number of his basic shares, pro-rated through the employment termination date and assuming that the maximum performance targets were achieved.

(6)	The amount shown represents the value of unvested equity awards under the long term incentive plan as of December 31, 2007, assuming the achievement of performance targets and pro-rated through the employment termination date.

(7)	The amount shown represents the value of unvested share awards under the international share award plan, pro-rated through the employment termination date.

(8)	The amounts shown in the “Termination Without Cause or Resignation for Good Reason” column reflect the following elements:

			Unvested
			Accrued
	Medical, Dental	Outplacement	Pension
	and Vision Benefits	Services	Benefit
	($)(a)	($)	($)(b)	Total

Mr. Young	12,156	78,600	35,000	125,756
Mr. Stewart	12,156	10,850	5,000	28,006
Mr. Gier	9,117	9,950	145,000	164,067
Mr. Johnston	9,117	9,950		19,067
Mr. Herrán	9,117	9,950		19,067

(a)	Estimated combined cash value over the salary continuation period.

(b)	Unvested accrued benefits under the Cadbury Schweppes PPA Plan and PEP to be paid to the NEO under the PEP.

Separation Arrangements Related to Mr. Cassagne and Mr. Belsito

Mr. Cassagne’s Separation.  Pursuant to the terms of his executive employment agreement, Mr. Cassagne is entitled to (1) a lump sum payment of $1,800,000, which is equal to the sum of his annual base salary and his full Target Award under the annual incentive plan; (2) salary continuation for up to 12 months equal to a total of $1,800,000 (subject to mitigation for new employment); (3) medical, dental and vision benefits continuation for the salary continuation period; (4) his accrued vested awards under the bonus share retention plan and long term incentive plan; (5) an award under the integration success share plan of 50,000 Cadbury Schweppes ordinary shares in the first quarter of 2008; and (6) transitional employment services for 12 months. Pursuant to the terms of the Cadbury Schweppes share option plan, Mr. Cassagne will be able to exercise all of his vested stock options, as of his departure date, until October 11, 2008. In addition, Mr. Cassagne will be able to exercise all of his unvested performance options for 12 months following the third anniversary of the date of grant, to the extent the performance targets are met at the end of the three-year performance period. To the extent the performance targets are not met at the end of the third anniversary of the date of grant, the performance targets will be reviewed again at the fifth anniversary of the date of grant. If the performance targets are met, Mr. Cassagne will be entitled to exercise the options for 12 months following the satisfaction of the performance period. If the performance targets are not met, all of his unvested options will be forfeited.

Mr. Belsito’s Separation.  Pursuant to the terms of his executive employment agreement, Mr. Belsito is entitled to (1) a lump sum payment of $853,200, which is equal to the sum of his annual base salary and his full Target Award under the annual incentive plan; (2) salary continuation for up to 12 months equal to a total of $853,200 (subject to mitigation for new employment); (3) medical, dental and vision benefits continuation for the salary continuation period; (4) his accrued vested award under the bonus share retention plan and long term incentive plan; (5) an award under the integration success share plan of 10,000 Cadbury Schweppes ordinary shares in the first quarter of 2008; and (6) transitional employment services for 12 months. Pursuant to the terms of the Cadbury Schweppes share option plan, Mr. Belsito will be able to exercise all of his vested stock options, as of his departure date, until December 18, 2008. In addition, Mr. Belsito will be able to exercise 100% of his unvested performance options for 12 months following the third anniversary of the date of grant, to the extent the performance targets are met at the end of the three-year performance period. To the extent the performance targets are not met at the end of the third anniversary, the performance targets will be reviewed again at the fifth anniversary of the date of grant. If the performance targets are met, Mr. Belsito will be entitled to exercise the options for 12 months following the satisfaction of the performance period. If the performance targets are not met, all of his unvested options will be forfeited.

The tables below include the actual termination payments accrued by Mr. Cassagne and Mr. Belsito as of their date of separation on October 12, 2007 and December 19, 2007, respectively.

		Separation from
Name	Compensation Element	Service Payment

Gilbert M. Cassagne	Salary Continuation Payments(1)	$1,800,000
	Lump Sum Cash Payments(2)	$900,000
	Lump Sum Annual Incentive Plan Payment(3)	$900,000
	Accelerated Equity Vesting
	• Stock Options(4)	$227,868
	• Long Term Incentive Plan(5)	$3,686,262
	• Integration Success Share Plan(6)	612,717
	Other(8)	$90,756

	Total	$8,217,598

John L. Belsito	Salary Continuation Payments(1)	$853,200
	Lump Sum Cash Payments(2)	$474,000
	Lump Sum Annual Incentive Plan Payment(3)	$379,200
	Accelerated Equity Vesting
	• Stock Options(4)	$49,586
	• Long Term Incentive Plan(5)	$2,219,987
	• Integration Success Share Plan(6)	$124,588
	• Bonus Share Retention Plan(7)	$304,729
	Other(8)	$23,006

	Total	$4,428,295

(1)	The amount shown represents salary continuation in an amount equal to (x) the annual base salary and (y) Target Award.

(2)	The amount shown represents a lump sum cash payment equal to the annual base salary.

(3)	The amount shown represents a lump sum payment under the annual incentive plan equal to the Target Award.

(4)	The amount shown represents the value of the unvested stock options through the employment termination date for Mr. Cassagne and Mr. Belsito, October 17, 2007 and December 19, 2007, respectively assuming the performance targets were achieved. To the extent the performance targets are not met at the end of the third anniversary of the date of grant, the performance targets will be reviewed again at the fifth anniversary of the date of grant. If the performance targets are met, each NEO will be entitled to exercise the options for 12 months following the satisfaction of the performance period. If the performance targets are not met, all of their unvested options will be forfeited.

(5)	The amount shown represents the value of the unvested equity awards under the long term incentive plan through the employment termination date.

(6)	The amount shown represents the value of the unvested award under the integration success share plan pro-rated through the employment termination date.

(7)	The amount shown represents the combined value of (i) Cadbury Schweppes ordinary shares that Mr. Belsito elected to defer under the bonus share retention plan (the “basic shares”), (ii) a matched share award equal to 40% of the number of his basic shares, pro-rated through the employment termination date and (iii) a matched share award equal to 60% of the number of his basic shares, pro-rated through the employment termination date and assuming that the maximum performance targets were achieved.

(8)	This amount represents the estimated combined cash value over the salary continuation period of the continuation of medical, dental and vision benefits for Mr. Cassagne ($12,156) and Mr. Belsito ($12,156) and transitional employment services for Mr. Cassagne ($78,600) and for Mr. Belsito ($10,850).

OWNERSHIP OF OUR COMMON STOCK

The following table sets forth the expected beneficial ownership of our common stock calculated as of          , 2008, based upon the distribution of           shares of our common stock for each Cadbury Schweppes ordinary share, by:

•	each stockholder who is expected following the distribution to beneficially own more than 5% of our common stock;

•	each named executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

To the extent our directors and executive officers own ordinary shares of Cadbury Schweppes at the time of the distribution, they will participate in the distribution on the same terms as other holders of ordinary shares of Cadbury Schweppes.

Following the distribution, we will have an aggregate of approximately           million shares of common stock outstanding, based on approximately           million ordinary shares of Cadbury Schweppes outstanding on          , 2008. Following the distribution, we will have approximately           holders of our common stock, based upon such number of Cadbury Schweppes shareholders as of          , 2008. The percentage ownership of each beneficial owner of Cadbury Schweppes will be the same in DPS after the distribution.

The number of shares beneficially owned by each stockholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. The mailing address for each of the directors and executive officers listed below is c/o Dr Pepper Snapple Group, Inc., 5301 Legacy Drive, Plano, Texas 75024.

Shares of Common Stock
Beneficially Owned
Name of Beneficial Owner	Number	Percent

Larry D. Young
John O. Stewart
James L. Baldwin, Jr.
Rodger L. Collins
Randall E. Gier
Pedro Herrán Gacha
Derry L. Hobson
James J. Johnston, Jr.
Lawrence N. Solomon

All executive officers and directors as a group ( persons)

DESCRIPTION OF INDEBTEDNESS

New Financing Arrangements

We intend to enter into new financing arrangements prior to the separation. We will describe the terms of these new financing arrangements when they have been negotiated with the lenders, which will be prior to the distribution. The description will address, among other terms, the extent to which the financing arrangements will be secured by our assets or guaranteed by our subsidiaries and will describe any applicable affirmative and negative covenants.

DESCRIPTION OF CAPITAL STOCK

Our certificate of incorporation and by-laws will be amended and restated prior to the separation. The following description of the material terms of our capital stock contained in the amended and restated certificate of incorporation and by-laws is only a summary. You should refer to our amended and restated certificate of incorporation and by-laws, which are included as exhibits to the registration statement of which this information statement is a part, along with the applicable provisions of Delaware law.

General

Our authorized capital stock consists of           shares of common stock, par value $0.01 per share, and           shares of preferred stock, all of which shares of preferred stock are undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. After the distribution, there will be           shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. After the distribution, all outstanding shares of our common stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by the Delaware General Corporation Law, (“DGCL”), and by our amended and restated certificate of incorporation, to issue preferred stock in one or more series without stockholder approval. Our board of directors has the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and By-laws

Provisions of the DGCL and our amended and restated certificate of incorporation and by-laws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids our board of directors may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute.  We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

No Cumulative Voting.  The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Limitations on Liability and Indemnification of Officers and Directors.  The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our certificate of incorporation includes provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of our company, or for serving at our request as a director or officer or another position at another corporation or enterprise, as the case may be. Our certificate of incorporation also provides that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance to protect our company, our directors, officers and certain employees for some liabilities.

The limitation of liability and indemnification provisions in our certificate of incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, this provision does not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares.  Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Listing

We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “DPS.”

Transfer Agent and Registrar

After the distribution, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

THE DISTRIBUTION

Background and Reasons for the Distribution

On March 15, 2007, Cadbury Schweppes announced that it intended to separate its Americas Beverages and global confectionery businesses. The board of directors of Cadbury Schweppes initially determined to simultaneously explore the potential for both a sale of our company to a third party and a distribution of our common stock to Cadbury Schweppes shareholders as alternatives for the separation of the businesses. After determining that difficult debt market conditions would not facilitate an acceptable sale process for the foreseeable future, Cadbury Schweppes announced on October 10, 2007 that it intended to focus on the separation of its Americas Beverages business through the distribution of the common stock of Dr Pepper Snapple Group, Inc. to Cadbury Schweppes’ shareholders. On          , 2008, Cadbury Schweppes’ board of directors approved the distribution of our common stock to the shareholders of Cadbury Schweppes. Cadbury Schweppes believes that the separation of its Americas Beverages business from its global confectionery business will enhance value for stockholders of Dr Pepper Snapple Group, Inc. and shareholders of Cadbury plc, the new parent company of Cadbury Schweppes, by creating significant opportunities and benefits, including:

•	Enhancing focus. The management of each company will be allowed to focus on its own business and strategic priorities. We will be able to continue building our beverage brands by adding scale through new products and strengthening its route-to-market. Cadbury plc will be able to focus on priorities in its global confectionery business.

•	Enabling more efficient capital allocation. The separation will enable each company to allocate its capital more efficiently.

•	Providing direct access to capital. The separation will provide us with direct access to the debt and equity capital markets to finance expansion and growth opportunities.

•	Improving ability to pursue strategic transactions. Our ability to use our shares as consideration will improve our ability to pursue our own strategic initiatives, including acquisitions, joint ventures and investments.

•	Enhancing market recognition with investors. Following the separation, investors will be able to better assess our strengths and more accurately evaluate our performance compared to companies in the same or similar industry.

•	Increasing ability to attract and retain employees. The separation will enable us to offer key employees equity-based compensation tied directly to the performance of our business. Incentive compensation arrangements for key employees tied directly to the market performance of our common stock will enhance our ability to attract and retain qualified personnel.

Neither we nor Cadbury plc can assure you that any of these benefits will be realized to the extent anticipated, or at all.

Reorganization of Cadbury Schweppes and Distribution of Shares of Our Common Stock

On March 15, 2007, Cadbury Schweppes announced its intention to separate its Americas Beverages business from its global confectionery business. On October 10, 2007, Cadbury Schweppes further announced that it was focusing on a distribution of the common stock of the Americas Beverages business to the shareholders of Cadbury Schweppes as the method by which it would separate the Americas Beverages business from its global confectionery business. The distribution will be effected through a series of steps, which ultimately will result in shareholders of Cadbury Schweppes owning:

•	shares of common stock in Dr Pepper Snapple Group, Inc., which will be listed on the New York Stock Exchange; and

•	shares in Cadbury plc, which will be listed on the London Stock Exchange, with American depositary receipts representing Cadbury plc ordinary shares listed on the New York Stock Exchange.

Cadbury Schweppes has scheduled an extraordinary general meeting of shareholders for          , 2008 to consider proposals related to the reorganization, separation and the distribution. Approval by 75% of votes cast at the shareholder meeting is necessary. Immediately before the extraordinary general meeting, there will be a shareholder meeting convened by the High Court of Justice of England and Wales (the “U.K. Court”), at which meeting the minimum vote required for the approval of the proposals is not less than 75% of votes (by value) cast at such meeting.

Following these shareholder meetings, Cadbury Schweppes currently intends to effect the separation and the distribution through the following steps:

•	Scheme of Arrangement. Cadbury Schweppes intends to implement a corporate reorganization pursuant to which a new company, Cadbury plc, will become the parent company of Cadbury Schweppes. This corporate reorganization is known as a “scheme of arrangement” under UK law. Pursuant to the scheme of arrangement, all outstanding Cadbury Schweppes ordinary shares will be cancelled and holders will receive Cadbury plc ordinary shares, which will be the ongoing ownership interest in the global confectionery business, and Cadbury plc “beverage shares,” which, ultimately, will entitle the holders, if the Cadbury plc reduction of capital becomes effective, to receive shares of our common stock in connection with the distribution.

•	Reduction of Capital and the Distribution of Our Common Stock. Shortly after the scheme of arrangement becomes effective, Cadbury plc will cancel the Cadbury plc “beverage” shares (known as a “reduction of capital”) and transfer its Americas Beverages business to DPS. In return for the transfer of the Americas Beverages business to it, we will distribute shares of its common stock to holders of Cadbury plc beverage shares.

The scheme of arrangement, the reduction of capital, the distribution and the other conditions to the completion of the distribution are explained in more detail below.

Scheme of Arrangement and the Issue of Cadbury plc Shares

Cadbury Schweppes intends to implement a corporate reorganization pursuant to which, Cadbury plc, a new company incorporated under the laws of England and Wales, will become the holding company of Cadbury Schweppes. This corporate reorganization will be effected by way of a formal procedure under the United Kingdom Companies Act of 1985 known as a “scheme of arrangement.”

If the scheme of arrangement becomes effective, the following will occur:

•	Cadbury Schweppes will become a wholly owned subsidiary of Cadbury plc.

•	Cadbury Schweppes ordinary shares will be cancelled and each holder of Cadbury Schweppes ordinary shares will be entitled to receive:

•	Cadbury plc ordinary shares for every Cadbury Schweppes ordinary shares that they hold at the Scheme Record Time (as defined below); and

•	Cadbury plc “beverage shares” for every Cadbury Schweppes ordinary shares that they hold at the Scheme Record Time (as defined below). The Cadbury plc “beverage shares” will be non-transferable and each will represent the right to receive shares of our common stock if the Cadbury plc reduction of capital is approved by the U.K. Court.

The number of Cadbury plc ordinary shares and Cadbury plc “beverage shares” to be received may change. The Scheme Record Time will be 6:00 p.m. on the business day immediately preceding the date on which the scheme of arrangement becomes effective. The Scheme Record Time is expected to be 6:00 p.m. (United Kingdom time) on           , 2008.

The scheme of arrangement is subject to various conditions, including, among others, the approval by Cadbury Schweppes shareholders at an extraordinary general meeting and at the U.K. Court convened shareholder meeting, approval by the U.K. Listing Authority and London Stock Exchange to admit the Cadbury plc ordinary shares to trading on the London Stock Exchange, the approval of the U.K. Court and approval by the NYSE to list the Cadbury plc ADRs.

The U.K. Court hearing for the scheme of arrangement is scheduled for          , 2008.

Cadbury plc Reduction of Capital and the Issue of Shares of Our Common Stock

Shortly after the scheme of arrangement becomes effective, Cadbury plc intends to implement a reduction of capital, pursuant to which, ultimately, the shares of our common stock will be distributed.

If the capital reduction is implemented, the following will occur:

•	the share capital of Cadbury plc will be reduced by decreasing the nominal value of each Cadbury plc ordinary share from to in order to create distributable reserves in Cadbury plc;

•	the Cadbury plc “beverage shares” will be cancelled; and

•	the holders of the Cadbury plc “beverage shares” will receive shares of our common stock for every Cadbury plc beverage share that they hold at the Cadbury plc Reduction of Capital Record Time. The shares of our common stock will be distributed by us in consideration of the transfer by Cadbury plc of its Americas Beverages business to us.

The record date for the cancellation of the Cadbury plc “beverage shares” and the distribution of shares of our common stock will be at 6:00 p.m. on the business day immediately preceding the date on which the order of the U.K. Court confirming the Cadbury plc reduction of capital is registered by the U.K. Registrar of Companies, which is expected to be on           , 2008. This date is referred to as the Cadbury plc Reduction of Capital Record Time.

The reduction of capital is subject to various conditions, including, among others, the scheme of arrangement having become effective and the approval of the U.K. Court.

The U.K. Court hearing for the Cadbury plc reduction of capital is scheduled for            , 2008.

Conditions to the Distribution

We expect that the distribution will be completed in the second quarter of 2008; provided that, among other things, the following conditions have been satisfied or, to the extent possible, waived by Cadbury Schweppes, Cadbury plc and us:

•	the SEC has declared effective our registration statement on Form 10 under the Exchange Act, of which this information statement forms a part, and no stop orders relating to this registration statement are in effect;

•	Cadbury Schweppes, Cadbury plc and we have received all permits, registrations and consents required under the securities or blue sky laws of states or other political subdivisions of the United States or of foreign jurisdictions in connection with the distribution;

•	Cadbury Schweppes, Cadbury plc and we have received all material permits, registrations, clearances and consents from governmental authorities and third persons necessary to permit the operation of our businesses thereafter;

•	the New York Stock Exchange has approved our common stock for listing, subject to official notice of issuance;

•	Cadbury plc has completed the contribution to us of the assets and operations of its Americas Beverages business described in this information statement;

•	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the distribution or any of the transactions related thereto, including the transfers of assets and liabilities contemplated by the separation and distribution agreement, is in effect;

•	the scheme of arrangement having become effective;

•	the Cadbury plc reduction of capital having become effective;

•	we have completed the financing described in “Description of Indebtedness,” and

•	no other events or developments shall have occurred that, in the judgment of the board of directors of Cadbury Schweppes, in its sole and absolute discretion, would result in the distribution having a material adverse effect on Cadbury Schweppes or its shareholders.

You will not be required to take any further action in order to receive our common stock, nor will you be required to make any payment for the shares of our common stock you receive.

Manner of Effecting the Distribution

The general terms and conditions of the distribution will be set forth in the separation agreement to be entered into by Cadbury plc and us. For a description of the expected terms of that agreement, see “Our Relationship with Cadbury plc After the Distribution — Description of Various Separation and Transition Arrangements — Separation Agreement.”

Cadbury plc will contribute the subsidiaries that operate its Americas Beverages business to us, and we will issue our common stock to holders of the Cadbury plc “beverage shares”. The distribution will be made in book-entry form on the basis of           shares of our common stock for each Cadbury plc “beverage share” held at the Cadbury plc Reduction of Capital Record Time. Fractional shares of our common stock will not be delivered. Instead, the distribution agent will, as soon as is practicable on or after the distribution date, aggregate into whole shares of common stock all the fractional shares of our common stock that otherwise would have been distributed and sell them in the open market at the prevailing market prices. The distribution agent, in its sole discretion, without any influence by Cadbury plc or us, will determine when, through which broker-dealer and at what price to sell these whole shares. Any broker-dealer used by the distribution agent will not be an affiliate of either Cadbury plc or us. Following the sale, the distribution agent will distribute the aggregate sale proceeds ratably to holders who were entitled to a fractional interest in our common stock. The amount of this payment will depend on the prices at which the aggregated fractional shares of our common stock are sold by the distribution agent in the open market. We will be responsible for any payment of brokerage fees. For a description of our common stock that you will receive in the distribution, see “Description of Capital Stock.”

A book-entry account statement reflecting your ownership of shares of our common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about          , 2008. We will not issue actual stock certificates.

Results of the Distribution

Following the distribution, we will be an independent, publicly-traded company owning and operating what had previously been Cadbury Schweppes’ Americas Beverages business. We expect that approximately           shares of our common stock will be issued and outstanding immediately following the distribution, based upon the distribution of           shares of our common stock for each Cadbury Schweppes ordinary share, and the anticipated number of outstanding Cadbury Schweppes ordinary shares prior to the Scheme Record Time. The actual number of shares to be distributed will be determined based on the number of Cadbury plc beverage shares outstanding at the Cadbury plc Reduction of Capital Record Time.

On          , 2008, the distribution was approved by a vote of Cadbury Schweppes ordinary shareholders. You will not be required to take any further action in order to receive shares of our common stock in the distribution, nor will you be required to make any payment for the shares of our common stock you receive. The distribution remains contingent on the approval of the scheme of arrangement by the U.K. Court and the subsequent confirmation by the U.K. Court of the Cadbury plc reduction of capital.

Cadbury Schweppes American Depositary Receipts

Certain holders of Cadbury Schweppes ordinary shares beneficially own their ordinary shares of Cadbury Schweppes through Cadbury Schweppes ADRs. Pursuant to the scheme of arrangement, the holders of Cadbury Schweppes ADRs will receive new Cadbury plc ADRs. Holders of Cadbury Schweppes ADRs at the Scheme Record Time will be entitled to the Cadbury plc ordinary shares and the Cadbury plc “beverage shares” to which the

Cadbury Schweppes ordinary shares underlying their ADRs are entitled. These Cadbury plc ordinary shares and Cadbury plc “beverage shares” will be held on their behalf by JPMorgan Chase Bank, N.A., the ADR Depositary. Pursuant to the Cadbury plc capital reduction, the Cadbury plc “beverage shares” will be cancelled, as described above, and the Depositary will be entitled to receive the shares of our common stock. In lieu of distributing our shares to the Depositary, the Depositary will provide our transfer agent with records to enable such transfer agent to distribute the shares of our common stock to the former holders of Cadbury Schweppes ADRs entitled thereto. The Depositary will not be responsible for the distribution of any of our shares.

Pursuant to the separation and distribution, holders of Cadbury Schweppes ADRs who own their Cadbury Schweppes ADRs at the Scheme Record Time will:

•	receive ADRs of Cadbury plc, which will be listed on the New York Stock Exchange for each Cadbury Schweppes ADR; and

•	be entitled to receive shares of our common stock, which will be listed on the New York Stock Exchange, for each Cadbury Schweppes ADR.

Market for Our Common Stock

There is currently no trading market for our common stock. We intend to apply to have our common stock authorized for listing on the New York Stock Exchange under the symbol “DPS.” We have not and will not set the initial price of our common stock. The initial price will be established by the public markets.

We cannot predict the price at which our common stock will trade after the distribution. In fact, the combined trading prices after the separation of the shares of our common stock and the Cadbury plc ordinary shares that each Cadbury Schweppes shareholder will receive in the separation may not equal the trading price of a Cadbury Schweppes ordinary share immediately prior to the separation. The price at which our common stock trades is likely to fluctuate significantly, particularly until an orderly public market develops. Trading prices for our common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors — Risks Related to Our Common Stock — Our common stock has no existing public market and the price of our common stock may be subject to volatility.”

Shares of our common stock distributed to holders of Cadbury plc “beverage shares” in connection with the distribution will be transferable without registration under the Securities Act except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers, directors or principal stockholders. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to shareholders of Cadbury Schweppes who will receive shares of our common stock in connection with the distribution. It is not provided as an inducement or encouragement to buy or sell any of our securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information.

MATERIAL TAX CONSIDERATIONS

The following is a discussion, subject to the limitations and qualifications set forth therein, of the material U.K. and material U.S. federal tax consequences of the receipt of Cadbury plc “beverage shares” and Cadbury plc ordinary shares or Cadbury plc ADRs and the receipt, ownership and disposition of our common stock and is for general information only and is subject to the qualifications and limitations set forth herein. This discussion is based upon current U.K. and U.S. federal tax law, regulations, administrative practice, rulings and court decisions, the current U.S.-U.K. income tax treaty and the current U.S.-U.K. estate tax treaty and interpretations thereof, all as they exist as of the date of this information statement. All of the foregoing may be repealed, revoked or modified at any time, possibly with retroactive effect, so as to result in U.K. and U.S. federal tax consequences different from those discussed below. This discussion assumes that the transaction will be consummated in accordance with the separation and distribution agreement, this information statement and the private letter ruling request submitted to the IRS.

U.K. Holders

The following is a discussion for U.K. Holders, as defined below, of the material U.K. and U.S. federal tax consequences of the receipt of Cadbury plc “beverage shares” and Cadbury plc ordinary shares and their receipt, ownership and disposition of our common stock. A U.K. Holder for this purpose is a beneficial owner of Cadbury Schweppes ordinary shares that is, for U.K. tax purposes, resident or ordinarily resident in the United Kingdom and who holds our common stock as an investment (and not as securities to be realized in the course of a trade). This discussion is for general information only and does not purport to be a complete description of the consequences of the receipt of Cadbury plc “beverage shares” and Cadbury plc ordinary shares and the receipt, ownership and disposition of our common stock nor does it address the effects of any non-U.K. and non-U.S. tax laws. The tax treatment of a U.K. Holder may vary depending upon such U.K. Holder’s particular situation, and certain U.K. Holders (including, but not limited to, dealers in securities, broker-dealers, insurance companies, collective investment schemes and persons who have acquired (or are deemed for U.K. tax purposes to have acquired) our common stock by reason of employment) may be subject to special rules not discussed below. The discussion assumes that U.K. Holders hold their Cadbury Schweppes ordinary shares as an investment (and not as securities to be realized in the course of a trade).

U.K. Holders are urged to consult their own tax advisors as to the specific tax consequences to them of the receipt of Cadbury plc “beverage shares” and Cadbury plc ordinary shares and the receipt, ownership and disposition of our common stock, including the effect of any non-U.K. and non-U.S. tax laws.

Receipt of Cadbury plc “Beverage Shares,” Cadbury plc Ordinary Shares and Our Common Stock

U.K. Tax Consequences.  The receipt by a U.K. Holder of Cadbury plc “beverage shares” and Cadbury plc ordinary shares in exchange for his Cadbury Schweppes ordinary shares pursuant to the scheme of arrangement should not be treated as a disposal of his Cadbury Schweppes ordinary shares, and so no chargeable gain or allowable loss should arise for U.K. tax purposes. Instead, the Cadbury plc “beverage shares” and Cadbury plc ordinary share should be treated as the same asset, and having been acquired at the same time and for the same consideration, as those Cadbury Schweppes ordinary shares.

Furthermore, the receipt of our common stock by a U.K. Holder pursuant to the Cadbury plc reduction of capital should not constitute a disposal by a U.K. Holder of his Cadbury plc “beverage shares” that are cancelled, and so no chargeable gain or allowable loss should arise for U.K. tax purposes. Our common stock together should be treated as the same asset, and acquired at the same time and for the same consideration, as those Cadbury plc “beverage shares” from which they are derived.

Accordingly, following the separation, a U.K. Holder’s original base cost in their Cadbury Schweppes ordinary shares, should be apportioned between our common stock and their Cadbury plc ordinary shares by reference to the market quotations of our common stock and the Cadbury plc ordinary shares on the first day of dealings in such shares.

In the case of any U.K. Holder who, alone or together with persons connected with him, holds more than 5 per cent of, or any class of, shares in or debentures of Cadbury Schweppes, it is a condition for the treatment described in each of the first two paragraphs above that the scheme of arrangement or separation is being effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is an avoidance of liability to U.K. corporation tax or capital gains tax.

A U.K. Holder who receives cash in lieu of a fractional share of our common stock will normally be treated as having (i) received that fractional share in common stock and then (ii) sold the fractional share for cash, thereby making a partial disposal of his holding of common stock. However, where the amount of cash received is “small” as compared to the value of his holding, a U.K. Holder may, under current practice of the U.K. H.M. Revenue and Customs (“HMRC”), treat the cash received as a deduction from the base cost of the U.K. Holder’s holding of common stock rather than as a partial disposal of the common stock. HMRC considers the amount of cash received to be “small” when such amount is 5% or less of the value of such holding or is less than £3,000.

U.S. Federal Income Tax Consequences.  A U.K. Holder generally will not be subject to U.S. federal income tax with respect to the receipt of Cadbury plc “beverage shares,” Cadbury plc ordinary shares or our common stock including, any cash received in lieu of a fractional share of Cadbury plc ordinary shares or our common stock. See “U.K. Holders — Taxation of Dispositions of Our Common Stock” for a discussion of the circumstances under which a U.K. Holder would be subject to U.S. federal income tax with respect to cash received in lieu of a fractional share of our common stock.

Taxation of Dividends on Our Common Stock

U.K. Tax Consequences.  No amounts in respect of U.K. tax will be withheld at source from any dividend payments on our common stock made to U.K. Holders.

Holders of our common stock who are resident for tax purposes in the U.K. will, in general, be subject to UK income tax or corporation tax on the gross amount of dividends paid on our common stock, rather than on the amount actually received net of any U.S. withholding tax. Dividends received by such holders who are within the charge to corporation tax will be taxed at the prevailing U.K. corporation tax rate. An individual will generally be chargeable to income tax on dividends paid on our common stock at the dividend ordinary rate (currently 10%) or, to the extent that the amount of the gross dividend when treated as the top slice of his or her income exceeds the threshold for higher rate tax, at the dividend upper rate (currently 32.5%).

Credit will generally be available for U.S. tax required to be deducted or withheld from the dividends paid on our common stock against income tax or corporation tax to which the holder of our common stock is liable, broadly limited to the amount of such tax attributable to the dividends. As a result, individual U.K. Holders who are chargeable to income tax at the dividend ordinary rate on the whole of such dividends and who claim such credit through their tax return should have no further tax to pay in respect of those dividends. Individual stockholders who are chargeable to income tax on all or any portion of the dividends at the dividend upper rate and who claim that credit through their tax return should be able to offset the amount of the available credit against their income tax liability. Stockholders who are chargeable to corporation tax on the dividends and who claim that credit should generally be able to offset the amount of the available credit against their U.K. corporation tax liability.

U.S. Federal Income Tax Consequences.  If we make distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent not paid from our current or accumulated earnings and profits, distributions on our common stock will constitute a tax-free return of capital and will first be applied against and reduce a U.K. Holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock. Dividends paid on our common stock to a U.K. Holder (who is not otherwise subject to U.S. federal income tax) generally will be subject to withholding of U.S. federal income tax at a 30% rate. However, assuming such a U.K. Holder satisfies the requirements of the U.S.-U.K. income tax treaty, the rate of withholding on dividends generally is 15%. In order for a U.K. Holder to claim benefits under the U.S.-U.K. income tax treaty in respect of dividends paid by us, the U.K. Holder generally will be required to complete IRS Form W-8BEN and certify under penalties of perjury that it is not a U.S. person for U.S. federal income tax purposes. Special certification and other requirements apply to certain

U.K. Holders that are pass-through entities and to U.K. holders whose stock is held through certain non-U.S. intermediaries. A U.K. Holder that is eligible for the reduced rate of U.S. withholding tax pursuant to the U.S.-U.K. income tax treaty generally may obtain a refund of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Taxation of Dispositions of Our Common Stock

U.K. Tax Consequences.  A subsequent disposal or deemed disposal of Cadbury plc ordinary shares or our common stock by a stockholder who is resident or, in the case of individuals, ordinarily resident in the U.K. may, depending on individual circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation on chargeable gains.

A stockholder who is an individual and who is resident or ordinarily resident in the U.K. but not domiciled in the U.K., will be liable to U.K. capital gains tax only to the extent that chargeable gains made on the disposal of our common stock are remitted or deemed to be remitted to the U.K.

U.S. Federal Income Tax Consequences.  A U.K. Holder generally will not be subject to U.S. federal income tax with respect to any gain realized on the sale or other disposition of our common stock unless: (i) the gain is effectively connected with the conduct of a trade or business in the United States and, if the U.S.-U.K. income tax treaty applies, is attributable to a U.S. permanent establishment of the U.K. Holder (in this case, the U.K. Holder will be subject to U.S. federal income tax on the net gain derived from the disposition in the same manner as if the U.K. Holder was U.S. person for U.S. federal income tax purposes, and if the U.K. Holder is a corporation, it may be subject to the additional “branch profits tax” at a 30% rate or a lower rate specified by U.S.-U.K. income tax treaty, if applicable); (ii) the U.K. Holder is an individual present in the United States for 183 days or more in the taxable year in which the disposition occurs and certain other conditions are met (in this case, the individual U.K. Holder will be subject to a flat 30% U.S. federal income tax on the gain derived from the disposition, which tax may be offset by U.S. source capital losses); or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the U.K. Holder’s holding period for our common stock and the five-year period ending on the date of disposition and one or more other conditions are satisfied. We are not and do not anticipate becoming a United States real property holding corporation.

U.S. Federal Estate Tax Considerations

An individual who is domiciled in the U.K. for purposes of the U.S.-U.K. estate tax treaty and who is not a national of or domiciled in the United States for purposes of the U.S.-U.K. estate tax treaty generally will not be subject to U.S. federal estate tax with respect to our common stock on the individual’s death provided that any applicable U.K. inheritance tax liability is paid unless the common stock is part of the business property of a permanent establishment of the individual in the United States or pertains to a fixed base of the individual in the United States used for the performance of independent personal services. In the case where the common stock is subject to both U.S. federal estate tax and U.K. inheritance tax, the U.S.-U.K. estate tax treaty generally provides for the U.S. federal estate tax paid to be credited against tax payable in the U.K. or for the tax paid in the U.K. to be credited against the U.S. federal estate tax payable based on priority rules set out in the U.S.-U.K. estate tax treaty.

U.S. Information Reporting and Backup Withholding

Dividends paid to a U.K. Holder may be subject to information reporting and backup withholding of U.S. federal income tax. A U.K. Holder will be exempt from backup withholding if such U.K. Holder properly provides IRS Form W-8BEN certifying that such U.K. Holder is a non-U.S. person or otherwise meets documentary evidence requirements for establishing that such U.K. Holder is a non-U.S. person or otherwise qualifies for an exemption.

The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If a U.K. Holder sells its common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to such U.K. Holder outside the United States, then backup withholding and information reporting requirements generally will not apply to that payment. However, information reporting but not backup withholding generally will apply to a payment of sale proceeds, even if that payment is made outside the United States, if a U.K. Holder sells our common stock through a non-U.S. office of a broker that: (i) is a U.S. person for U.S. federal income tax purposes; (ii) derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States; (iii) is a “controlled foreign corporation” for U.S. federal income tax purposes; or (iv) is a non-U.S. partnership, if at any time during its tax year (A) one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or (B) the non-U.S. partnership is engaged in a U.S. trade or business, unless, in each case, the broker has documentary evidence in its files that the non-U.S. holder is a non-U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption.

If a U.K. holder receives payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both information reporting and backup withholding unless such U.K. Holder properly provides IRS Form W-8BEN certifying that such U.K. Holder is a non-U.S. person or otherwise establishes an exemption. A U.K. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such U.K. Holder’s U.S. federal income tax liability by timely filing an appropriate claim with the IRS.

U.K. Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty or stamp duty reserve tax should be payable by stockholders as a result of the cancellation of Cadbury Schweppes ordinary shares and the issue of Cadbury plc “beverage shares” and Cadbury plc ordinary shares under the scheme of arrangement or as a result of the issue of our common stock under the separation.

Special rules apply to the transfer or issue of shares to, or to a nominee or, in some cases, agent of, a person whose business is or includes depositary receipts or the provision of clearance services. Any such stockholders are advised to consult their own advisers about the stamp duty and stamp duty reserve tax implications.

U.S. Holders

The following is a discussion of the material U.S. federal and U.K. tax consequences of the receipt of Cadbury plc “beverage shares,” Cadbury plc ordinary shares or Cadbury plc ADRs and the receipt, ownership and disposition of our common stock to U.S. Holders that is for general information only and is subject to the qualifications and limitations set forth herein. A “U.S. Holder” for this purpose is a beneficial owner of Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs that is, for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (or an entity treated for U.S. federal tax purposes as a corporation) created or organized under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (a) (I) a court within the United States is able to exercise primary supervision over the trust, and (II) one or more U.S. persons have authority to control all substantial decisions of the trust, or (b) the trust has made an election under applicable Treasury regulations to be treated as a U.S. person.

This discussion is for general information only and does not purport to be a complete description of the consequences of the receipt of Cadbury plc “beverage shares” and Cadbury plc ordinary shares or Cadbury plc ADRs and the receipt, ownership and disposition of our common stock nor does it address the effects of any state, local or, except as set forth herein, non-U.S. tax laws. This discussion does not address the tax consequences to a U.S. Holder (i) that is a resident in, or in the case of individuals, ordinarily resident in the United Kingdom for U.K. tax purposes, (ii) where the holding of our common stock is effectively connected with the conduct of a trade or business in the U.K., and, if the U.S.-U.K. income tax treaty applies, is attributable to a U.K. permanent establishment of the U.S. Holder, or (iii) that owns or controls, directly or indirectly (including by attribution from or through related parties), at least 10% of the voting stock of Cadbury Schweppes or Cadbury plc. The tax treatment of a U.S. Holder may vary depending upon such U.S. Holder’s particular situation, and certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships that hold Cadbury Schweppes ordinary shares or ADRs, pass-through entities, traders in securities who elect to apply a mark-to-market method of accounting, U.S. Holders who hold their Cadbury Schweppes ordinary shares or ADRs as part of a “hedge,” “straddle,” “conversion,” or “constructive sale transaction,” individuals who received Cadbury Schweppes ordinary shares upon the exercise of employee stock options or otherwise as compensation) may be subject to special rules not discussed below. The discussion assumes that U.S. Holders hold their Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs and our common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code.

Under general U.S. federal income tax principles, a U.S. Holder of Cadbury Schweppes ADRs or Cadbury plc ADRs should be treated as the beneficial owner of the corresponding number of Cadbury Schweppes ordinary shares or Cadbury plc ordinary shares held by the ADR depositary and this summary is based on such treatment.

U.S. Holders are urged to consult their own tax advisors as to the specific tax consequences to them of the receipt of Cadbury plc “beverage shares,” Cadbury plc ordinary shares or Cadbury plc ADRs and the receipt, ownership and disposition of our common stock, including the effect of any state, local or non-U.S. tax laws.

Receipt of Cadbury plc “beverage shares,” Cadbury plc Ordinary Shares or Cadbury plc ADRs and Our Common Stock

U.S. Federal Income Tax Consequences.  Cadbury Schweppes has requested a private letter ruling from the IRS that, subject to the facts, representations and qualifications contained therein, the receipt of Cadbury plc ordinary shares and our common stock by Cadbury Schweppes stockholders (along with certain related restructuring transactions) will qualify for non-recognition treatment under Sections 355 and 368(a)(1)(F) of the Internal Revenue Code, except for cash received in exchange for fractional shares of Cadbury plc ordinary shares or our common stock, which cash generally will be treated as capital gain. Any eventual private letter ruling will be based on various facts and representations, including that certain conditions necessary to obtain favorable tax treatment under the Internal Revenue Code have been satisfied, but the private letter ruling will not represent an independent determination by the IRS that these conditions have in fact been satisfied. However, as a matter of practice, the IRS generally will revoke a private letter ruling only in situations involving an omission or material misstatement of a controlling fact or a change of law. Thus, if one or more of the controlling facts or representations contained in any eventual private letter ruling is incorrect in any material respect, our ability to rely on the private letter ruling would be jeopardized and the private letter ruling could be revoked or modified retroactively by the IRS and the receipt of our common stock found taxable. Cadbury Schweppes is not aware of any facts or circumstances contained in the request for the private letter ruling that would cause the facts or representations set forth therein to be untrue or incomplete in any material respect. In addition, we have covenanted to refrain from taking certain actions following the distribution that would cause the distribution to fail to qualify for non-recognition treatment under Section 355 of the Internal Revenue Code; however, if one or more of these covenants are breached, the distribution of our common stock could be taxable to U.S. Holders.

The approach in the private letter ruling request submitted to the IRS is to disregard the issuance and subsequent cancellation of the Cadbury plc “beverage shares” as transitory and without effect for U.S. federal income tax purposes.

Following such approach and assuming that the receipt of Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock by holders of Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs (and certain related restructuring transactions) qualifies for non-recognition treatment under Sections 355 and 368(a)(1)(F) of the Internal Revenue Code, the following will result for U.S. federal income tax purposes:

(1) No gain or loss will be recognized by (and no amount will be included in the income of) a U.S. Holder upon the receipt of Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock;

(2) Subject to clause (3) below, the aggregate tax basis of the Cadbury plc ordinary shares or Cadbury plc ADRs in the hands of a U.S. Holder immediately after the receipt of the Cadbury plc ordinary shares will be the same as the tax basis at which the U.S. Holder held its Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs immediately before the receipt of the Cadbury plc ordinary shares or Cadbury plc ADRs;

(3) The aggregate tax basis of the Cadbury plc ordinary shares or Cadbury plc ADRs (as determined pursuant to clause (2) above) and our common stock in the hands of a U.S. Holder immediately after the receipt of our common stock, including any fractional share interest for which cash is received, will be the same as the tax basis at which the U.S. Holder held its Cadbury plc ordinary shares or Cadbury plc ADRs immediately before the receipt of our common stock, and such aggregate tax basis will be allocated between the Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock based upon their respective fair market values immediately after the receipt of our common stock;

(4) The holding period for each of the Cadbury plc ordinary shares or Cadbury plc ADRs and our common stock received by a U.S. Holder will include the period during which the U.S. Holder held its Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs; and

(5) A U.S. Holder who receives cash in lieu of a fractional share of Cadbury plc ordinary shares or our common stock will be treated as having sold such fractional share for cash and generally will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash received and the U.S. Holder’s tax basis in the fractional share. That capital gain or loss generally will be U.S. source long-term capital gain or loss if the U.S. Holder’s holding period for its Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs exceeds one year. The deductibility of capital losses is subject to limitations under the Internal Revenue Code. Any cash received from sales of fractional shares of Cadbury plc ordinary shares in pounds sterling will be included in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the disposition proceeds are received by a U.S. Holder, regardless of whether the pounds sterling are converted into U.S. dollars at that time. Gain or loss, if any, recognized on the sale or disposition of pounds sterling generally will be ordinary U.S. source income or loss. However, if cash received in pounds sterling is converted into U.S. dollars on the day received, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of such cash; and

(6) Neither we nor Cadbury plc will recognize gain or loss in respect of the issuance and distribution of our common stock.

Treasury regulations governing Sections 355 and 368(a)(1)(F) of the Internal Revenue Code require that certain U.S. Holders with significant ownership in Cadbury Schweppes that receive Cadbury plc ordinary shares and our common stock attach a statement to their U.S. federal income tax return for the taxable year in which such receipt occurs, providing certain information with respect to the receipt of Cadbury plc ordinary shares and our common stock. To the extent required by Treasury regulations, U.S. Holders will be provided with the information necessary to comply with this requirement. U.S. Holders should consult their tax advisors in respect to the foregoing requirement.

If, in contrast to the statement above, the receipt of our common stock by holders of Cadbury plc ordinary shares or Cadbury plc ADRs did not qualify for non-recognition treatment under Section 355 of the Internal Revenue Code, then contrary to such statements, each U.S. Holder that receives our common stock will have: (1) a taxable dividend (provided, as is expected, Cadbury plc has sufficient current and accumulated earnings and profits (including the current and accumulated earnings and profits of Cadbury Schweppes) as determined for U.S. federal income purposes, or, if not so determined, dividend treatment will be presumed) in an amount equal to the fair market value of our common stock that was distributed to such U.S. Holder and the amount of cash received in lieu of a fractional share of our common stock (without reduction for any portion of such U.S. Holder’s tax basis in its Cadbury plc ordinary shares or Cadbury plc ADRs); and (2) a tax basis in our common stock received equal to the fair market value of such common stock on the date of receipt, and the holding period for that stock would begin the day after the date of receipt. Further, there would be no adjustment in tax basis for a U.S. Holder’s Cadbury plc ordinary shares or Cadbury plc ADRs and the tax basis of the Cadbury plc ordinary shares or Cadbury plc ADRs would equal the U.S. Holder’s tax basis in its Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs.

Under current law, assuming certain holding period and other requirements are met, U.S. Holders that are individual citizens or residents of the United States are subject to preferential U.S. federal income tax rates on dividends.

U.K. Tax Consequences.  A U.S. Holder will incur no U.K. tax upon the receipt of Cadbury plc “beverage shares” Cadbury plc ordinary shares or Cadbury plc ADRs, or our common stock, including cash received in lieu of a fractional share of Cadbury plc ordinary shares or our common stock, if such U.S. Holder is neither resident nor, in the case of individuals, ordinarily resident in the United Kingdom.

Taxation of Dividends on Our Common Stock

U.S. Federal Income Tax Consequences.  If we make distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent not paid from our current or accumulated earnings and profits, distributions on our common stock will constitute a tax-free return of capital and will first be applied against and reduce a U.S. Holder’s adjusted basis in our common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of common stock. Dividends received by a corporate U.S. Holder will be eligible for the dividends received deduction if the U.S. Holder meets certain holding period and other applicable requirements. Dividends received by a non-corporate U.S. Holder will qualify for reduced rates of taxation if the U.S. Holder meets certain holding period and other applicable requirements.

Taxation of Dispositions of Our Common Stock

U.S. Federal Income Tax Consequences.  A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our common stock equal to the difference between (i) the sum of any cash received and the fair market value of any other property received, and (ii) the U.S. Holder’s adjusted tax basis in the common stock. Any capital gain or loss that a U.S. Holder recognizes will be long-term capital gain or loss if the U.S. Holder has held the stock for more than one year. Long-term capital gain of a non-corporate U.S. Holder is eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations under the Internal Revenue Code.

U.K. Tax Consequences.  A U.S. Holder who is neither resident nor, in the case of individuals, ordinarily resident for tax purposes in the U.K. will not be liable for U.K. tax on chargeable gains on the disposal of our common stock unless the U.S. Holder carries on a trade, profession or vocation in the U.K. through a branch or agency or, in the case of a company, a permanent establishment and our common stock has been used, held or acquired for the purpose of such branch, agency or permanent establishment.

U.K. Stamp Duty and Stamp Duty Reserve Tax

A U.S. Holder will not be subject to U.K. stamp duty reserve tax on the disposition of our common stock, nor will it generally be necessary to pay stamp duty on any such disposition, provided that any instrument of transfer of our common stock is executed outside the U.K.

U.S. Information Reporting and Backup Withholding

Information reporting requirements will generally apply to U.S. Holders in respect of distributions on our common stock and the proceeds from a sale of our common stock, unless a U.S. Holder is a corporation or other person that is exempt from information reporting requirements. In addition, backup withholding of U.S. federal income tax will apply to those payments if a U.S. Holder fails to provide a taxpayer identification number and certain other information, or a certification of exempt status, or if the U.S. Holder fails to report in full interest and dividend income. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

The foregoing discussion of the material U.K. and U.S. federal tax consequences of the receipt of Cadbury plc “beverage shares,” Cadbury plc ordinary shares or Cadbury plc ADRs and the receipt, ownership and disposition of our common stock under current U.K. and U.S. federal tax law is for general information only and is subject to the qualifications and limitations set forth above. The foregoing does not purport to address all U.K. and U.S. federal tax consequences or tax consequences that may arise under the tax laws of other jurisdictions or that may apply to particular categories of holders of Cadbury Schweppes ordinary shares or Cadbury Schweppes ADRs. Holders are urged to consult their own tax advisors as to the particular tax consequences of the receipt of Cadbury plc “beverage shares,” Cadbury plc ordinary shares or Cadbury plc ADRs and the receipt, ownership and disposition of our common stock to them, including the effect of any non-UK and non-U.S. tax laws, and the effect of any repeals, revocations or modifications in tax laws that may affect the tax consequences described above.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 under the Exchange Act, of which this information statement forms a part, with respect to our shares of common stock that holders of ordinary shares and ADRs of Cadbury Schweppes will receive in the distribution. This information statement does not contain all of the information contained in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us, reference is made to the registration statement and the exhibits to the registration statement, which are on file with the SEC.

You may inspect and copy the registration statement and the exhibits to the registration statement that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits and schedules to the registration statement.

Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the registration statement. Each statement is qualified in all respects by the relevant reference.

As a result of the distribution, we will be required to comply with the full informational and reporting requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Proxy Statements and Current Reports on Form 8-K and other information with the SEC.

We plan to make available, on our website      , our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Proxy Statements, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials with the SEC. In addition, we will post the charters of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee and our Code of Ethics on our website. These charters and Code of Ethics are not incorporated by reference in this information statement. We also will provide a copy of these documents free of charge to stockholders upon request by contacting Investor Relations at the address or telephone set forth in “Information Statement Summary — Questions and Answers About the Distribution — Who do I contact for information regarding Dr Pepper Snapple Group, Inc. and the distribution?”

DR PEPPER SNAPPLE GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Cadbury Schweppes plc and the Board of Directors of Dr Pepper Snapple Group, Inc.:

We have audited the accompanying combined balance sheets of Dr Pepper Snapple Group, Inc., formerly CSAB Inc., (the “Company”) as of December 31, 2006 and January 1, 2006, and the related combined statements of operations, cash flows and changes in invested equity for the fiscal years ended December 31, 2006, January 1, 2006 and January 2, 2005. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and January 1, 2006, and the results of its operations and its cash flows for the fiscal years ended December 31, 2006, January 1, 2006 and January 2, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the combined financial statements of the Company include allocation of certain general corporate overhead costs from Cadbury Schweppes plc. These costs may not be reflective of the actual level of costs which would have been incurred had the Company operated as a separate entity apart from Cadbury Schweppes plc.

As discussed in Note 2 to the combined financial statements, in 2005 the Company changed its method of accounting for stock based employee compensation to conform to FASB Statement No. 123(R), Share-Based Payment.

/s/ Deloitte & Touche LLP
Dallas, Texas
November 12, 2007

DR PEPPER SNAPPLE GROUP, INC.

COMBINED BALANCE SHEETS

	December 31,	January 1,
	2006	2006
	(U.S. Dollars in millions)

Assets
Current assets:
Cash and cash equivalents (Note 2)	$35	$28
Accounts receivable (Note 2):
Trade (net of allowances of $14 and $10, respectively)	562	287
Other	18	65
Related party receivable	5	3
Note receivable from related parties (Note 16)	579	669
Inventories (Notes 2 and 4)	300	176
Deferred tax assets (Notes 2 and 9)	61	20
Prepaid and other current assets	72	83

Total current assets	1,632	1,331
Property, plant and equipment, net (Notes 2 and 6)	755	326
Investments in unconsolidated subsidiaries (Note 7)	12	245
Goodwill, net (Notes 2 and 8)	3,180	2,444
Other intangible assets, net (Notes 2 and 8)	3,651	2,949
Other non-current assets	107	131
Non-current deferred tax assets (Notes 2 and 9)	9	7

Total assets	$9,346	$7,433

Liabilities and Invested Equity
Current liabilities:
Accounts payable and accrued expenses (Note 5)	$788	$533
Related party payable	183	189
Current portion of long-term debt payable to related parties (Note 10)	708	404
Income taxes payable (Notes 2 and 9)	12	10

Total current liabilities	1,691	1,136
Long-term debt payable to third parties (Note 10)	543	519
Long-term debt payable to related parties (Note 10)	2,541	2,339
Deferred tax liabilities (Notes 2 and 9)	1,292	986
Other non-current liabilities	29	27

Total liabilities	6,096	5,007
Commitments and contingencies (Notes 11)
Cadbury Schweppes’ net investment	3,249	2,416
Accumulated other comprehensive income	1	10

Total invested equity	3,250	2,426

Total liabilities and invested equity	$9,346	$7,433

The accompanying notes are an integral part of these combined financial statements.

DR PEPPER SNAPPLE GROUP, INC.

COMBINED STATEMENTS OF OPERATIONS

	Fiscal Year Ended
	December 31,	January 1,	January 2,
	2006	2006	2005
	(U.S. Dollars in millions)

Net sales	$4,735	$3,205	$3,065
Cost of sales	1,994	1,120	1,051

Gross profit	2,741	2,085	2,014
Selling, general and administrative expenses	1,659	1,179	1,135
Depreciation and amortization	69	26	10
Restructuring costs (Notes 2 and 12)	27	10	36
Gain on disposal of property and intangible assets	(32)	(36)	(1)

Income from operations	1,018	906	834
Interest expense	257	210	177
Interest income	(46)	(40)	(48)
Other expense (income)	2	(51)	2

Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	805	787	703
Provision for income taxes (Notes 2 and 9)	298	321	270

Income before equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	507	466	433
Equity in earnings of unconsolidated subsidiaries, net of tax	3	21	13

Income before cumulative effect of change in accounting policy	510	487	446
Cumulative effect of change in accounting policy, net of tax (Note 14)	—	10	—

Net income	$510	$477	$446

The accompanying notes are an integral part of these combined financial statements.

DR PEPPER SNAPPLE GROUP, INC.

COMBINED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
	December 31,	January 1,	January 2,
	2006	2006	2005
	(U.S. Dollars in millions)

Operating activities:
Net income	$510	$477	$446
Adjustments to reconcile net income to net cash provided by operations:
Depreciation expense	94	48	53
Amortization expense	45	31	31
Provision for doubtful accounts	4	1	9
Employee stock-based compensation expense	17	22	7
Excess tax benefit on stock-based compensation	(1)	(3)	—
Deferred income taxes	14	56	72
Gain on disposal of property and intangible assets	(32)	(36)	(1)
Equity in earnings of unconsolidated subsidiaries, net of tax	(3)	(21)	(13)
Cumulative effect of change in accounting policy, net of tax	—	10	—
Other, net	(6)	8	5
Changes in operating assets and liabilities, net of acquisitions:
(Increase) decrease in trade accounts receivable	(42)	8	23
(Increase) decrease in related party receivables	(2)	14	8
Decrease (increase) in other accounts receivable	46	(40)	(5)
Decrease (increase) decrease in inventories	13	18	(26)
Decrease (increase) in prepaid expenses other current assets	8	(29)	11
Increase in other non-current assets	(3)	(19)	(28)
(Decrease) increase in accounts payable and accrued expenses	(104)	34	(50)
Increase in related party payables	13	17	89
Increase (decrease) in income taxes payable	2	1	(21)
Increase (decrease) in other non-current liabilities	8	(14)	—

Net cash provided by operating activities	581	583	610

Investing activities:
Acquisition of subsidiaries, net of cash	(435)	—	—
Purchases of investments and intangible assets	(53)	(35)	(1)
Proceeds from disposals of investments and other assets	53	36	—
Purchases of property, plant and equipment	(158)	(44)	(71)
Proceeds from disposals of property, plant and equipment	16	5	8
Payments on notes receivables	166	680	617
Issuances of notes receivables	(91)	(359)	(369)

Net cash (used in) provided by investing activities	(502)	283	184

Financing activities
Proceeds from issuance of long-term debt	2,086	124	1,333
Repayment of long-term debt	(2,056)	(279)	(1,557)
Excess tax benefit on stock-based compensation	1	3	—
Cash distributions	(80)	(381)	—
Change in Cadbury Schweppes’ net investment	(23)	(282)	(575)

Net cash used in financing activities	(72)	(815)	(799)

Cash and cash equivalents — net change from:
Operating, investing and financing activities	7	51	(5)
Currency translation	—	(42)	0
Cash and cash equivalents at beginning of period	28	19	24

Cash and cash equivalents at end of period	$35	$28	$19

Supplemental cash flow disclosures of non-cash investing and financing activities:
Non-cash transfers of property, plant and equipment to other Cadbury Schweppes companies	$15	$14	$34
Non-cash transfers of operating assets and liabilities to other Cadbury Schweppes companies	16	22	10
Non-cash conversion of debt to equity contribution	—	300	—
Non-cash reduction in long-term debt from Cadbury Schweppes net investment	383	—	—
Cadbury Schweppes or related entities acquisition payments reflected through Cadbury Schweppes’ net investment	23	27	4
Supplemental cash flow disclosures:
Interest paid	$204	$165	$130
Income taxes paid	14	14	18

The accompanying notes are an integral part of these combined financial statements.

DR PEPPER SNAPPLE GROUP, INC.

COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

	Cadbury	Accumulated
	Schweppes’	Other	Total
	Net	Comprehensive	Invested	Comprehensive
	Investment	Income (Loss)	Equity	Income
	(U.S. Dollars in millions)

Balance at December 28, 2003	$2,272	$(5)	$2,267
Net income	446		446	$446
Movement in Cadbury Schweppes’ investment, net	(602)		(602)
Other comprehensive income:
Net change in minimum pension liability		(2)	(2)	(2)
Foreign currency translation adjustment		(2)	(2)	(2)

Comprehensive income				$442

Balance at January 2, 2005	2,116	(9)	2,107
Net income	477		477	$477
Distributions	(381)		(381)
Movement in Cadbury Schweppes’ investment, net	204		204
Other comprehensive income:
Net change in minimum pension liability		(1)	(1)	(1)
Foreign currency translation adjustment		20	20	20

Comprehensive income				$496

Balance at January 1, 2006	2,416	10	2,426
Net income	510		510	$510
Distributions	(80)		(80)
Movement in Cadbury Schweppes’ investment, net	403		403
Adoption of FAS 158 (Note 13)		(4)	(4)
Other comprehensive income:
Net change in minimum pension liability		3	3	3
Foreign currency translation adjustment		(8)	(8)	(8)

Comprehensive income				$505

Balance at December 31, 2006	$3,249	$1	$3,250

The accompanying notes are an integral part of these combined financial statements.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS
As of December 31, 2006 and January 1, 2006 and for the fiscal years ended December 31, 2006, January 1, 2006 and January 2, 2005
(U.S. Dollar amounts in millions except per share amounts)

1.	Background and Basis of Presentation

Background

Dr Pepper Snapple Group, Inc. (formerly known as CSAB, Inc.) (the “Company”) is a wholly-owned subsidiary of Cadbury Schweppes plc (“Cadbury Schweppes”) that was incorporated as a Delaware corporation on October 24, 2007 to own Cadbury Schweppes’ Americas Beverages business. This business will be transferred to the Company prior to the distribution of all its outstanding shares of common stock to shareholders of Cadbury Schweppes. The initial capitalization was two dollars. Prior to its ownership of Cadbury Schweppes’ Americas Beverages business, the Company does not have any operations. The Company conducts operations in the United States, Canada, Mexico and the Caribbean.

The Company’s key brands include Dr Pepper, Snapple, 7UP, Mott’s, Sunkist, Hawaiian Punch, A&W, Canada Dry, Schweppes, Squirt, Clamato, Peñafiel, Mr & Mrs T, Margaritaville and Rose’s.

Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The financial statements have been prepared on a “carve-out” basis from Cadbury Schweppes’ consolidated financial statements using the historical results of operations, assets and liabilities attributable to Cadbury Schweppes’ Americas Beverages business and including allocations of expenses from Cadbury Schweppes. This historical Cadbury Schweppes Americas Beverage information is our predecessor financial information. The Company eliminates from its financial results all intercompany transactions between entities included in the combination and the intercompany transactions with its equity method investees.

The combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Company operated as an independent company during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying combined financial statements.

Cadbury Schweppes currently provides certain corporate functions to the Company and costs associated with these functions have been allocated to the Company. These functions include corporate communications, regulatory, human resources and benefit management, treasury, investor relations, corporate controller, internal audit, Sarbanes Oxley compliance, information technology, corporate and legal compliance, and community affairs. The costs of such services have been allocated to the Company based on the most relevant allocation method to the service provided, primarily based on relative percentage of revenue or headcount. Management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Company been operating as an independent company for the periods presented. The charges for these functions are included primarily in “selling, general and administrative expenses” in the Combined Statements of Operations.

The total invested equity represents Cadbury Schweppes’ interest in the recorded net assets of the Company. The net investment balance represents the cumulative net investment by Cadbury Schweppes in the Company through that date, including any prior net income or loss or other comprehensive income or loss attributed to the Company. Certain transactions between the Company and other related parties within the Cadbury Schweppes group, including allocated expenses, are also included in Cadbury Schweppes’ net investment.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The fiscal years presented are the 52-week period ended December 31, 2006, which is referred to as “2006,” the 52-week period ended January 1, 2006, which is referred to as “2005,” and 53-week period ended January 2, 2005, which is referred to as “2004.” The year end dates represent the Sunday closest to December 31 of each year. Effective 2006, the Company’s fiscal year ends on December 31 of each year.

2.	Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses. These estimates and judgments are based on historical experience, future expectations and other factors and assumptions we believe to be reasonable under the circumstances. These estimates and judgments are reviewed on an ongoing basis and are revised when necessary. Actual amounts may differ from these estimates. The most significant estimates and judgments that the Company makes include those relating to: revenue recognition, income taxes, pension and postretirement benefit obligations, stock based compensation and valuations of goodwill and other intangibles. Changes in estimates are recorded in the period of change.

Revenue Recognition

The Company recognizes sales revenue when all of the following have occurred: (1) delivery, (2) persuasive evidence of an agreement exists, (3) pricing is fixed or determinable, and (4) collection is reasonably assured. Delivery is not considered to have occurred until the title and the risk of loss passes to the customer according to the terms of the contract between the Company and the customer. The timing of revenue recognition is largely dependent on contract terms. For sales to other customers that are designated in the contract as free-on-board destination, revenue is recognized when the product is delivered to and accepted at the customer’s delivery site.

In addition, the Company offers a variety of incentives and discounts to bottlers, customers and consumers through various programs to support the distribution of its products. These incentives and discounts include cash discounts, price allowances, volume based rebates, product placement fees and other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance. These incentives and discounts, collectively referred to as trade spend, are reflected as a reduction of gross sales to arrive at net sales. Trade spend for 2006 includes the effect of the Company’s bottling acquisitions (see Note 3) where the amounts of such spend are larger than those related to other parts of its business. The aggregate deductions from gross sales recorded by the Company in relation to these programs were approximately $2,440 million, $928 million and $861 million in 2006, 2005 and 2004, respectively. Net sales are also reported net of sales taxes and other similar taxes.

Transportation and Warehousing Costs

The Company’s transportation and warehousing costs are primarily included in selling, general and administrative expenses.

Cash and Cash Equivalents

Cash and cash equivalents include cash and investments in short-term, highly liquid securities, with original maturities of three months or less.

Concentration of Credit Risk

Financial instruments which subject the Company to potential credit risk consist of its cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of insurance

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

provided; however, these deposits typically are redeemable upon demand and, therefore, the Company believes the financial risks associated with these financial instruments are minimal.

The Company performs ongoing credit evaluations of its customers, and generally does not require collateral on its accounts receivable. The Company estimates the need for allowances for potential credit losses based on historical collection activity and the facts and circumstances relevant to specific customers and records a provision for uncollectible accounts when collection is uncertain. The Company has not experienced significant credit related losses to date.

No single customer accounted for 10% or more of the Company’s net sales for any period presented and no single customer accounted for 10% or more of the Company’s trade receivables.

The principal raw materials we use in our business are aluminum cans and ends, glass bottles, plastic bottles and caps, paperboard packaging, high fructose corn syrup and other sweeteners, juice, fruit, electricity, fuel and water. Some raw materials we use are available from only a few suppliers. If these suppliers are unable or unwilling to meet our requirements, we could suffer shortages or substantial cost increases.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Past-due status is based on contractual terms on a customer-by-customer basis. The Company determines the required allowance using information such as its customer credit history, industry and market segment information, economic trends and conditions, credit reports and customer financial condition. The estimates can be affected by changes in the industry, customer credit issues or customer bankruptcies. Account balances are charged off against the allowance when it is determined that the receivable will not be recovered.

Activity in the allowance for doubtful accounts was as follows:

	2006	2005	2004

Balance, beginning of the year	$10	$12	$8
Net charge to costs and expenses	4	1	9
Acquisition of subsidiaries	3	—	3
Write-offs	(3)	(3)	(8)

Balance, end of the year	$14	$10	$12

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined for all U.S. inventories by the last-in, first-out (“LIFO”) method and for non-U.S. inventories by the first-in, first-out (“FIFO”) method. Inventories include raw materials, work-in-process, finished goods, advertising materials, spare parts and other supplies. The costs of finished goods inventories include raw materials, direct labor and indirect production and overhead costs.

Income Taxes

Income taxes are computed and reported on a separate return basis and accounted for using the asset and liability approach under Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes (“SFAS 109”). This method involves determining the temporary differences between combined assets and liabilities recognized for financial reporting and the corresponding combined amounts recognized for tax purposes and computing the tax-related carryforwards at the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The resulting amounts are deferred tax assets or liabilities and the net changes represent the deferred tax expense or benefit for the year. The

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

total of taxes currently payable per the tax return and the deferred tax expense or benefit represents the income tax expense or benefit for the year for financial reporting purposes.

The Company periodically assesses the likelihood of realizing its deferred tax assets based on the amount of deferred tax assets that the Company believes is more likely than not to be realized. The Company bases its judgment of the recoverability of its deferred tax asset, which includes U.S. federal and, to a lesser degree, state and foreign net operating loss, or NOL, carryforwards, primarily on historical earnings, its estimate of current and expected future earnings, prudent and feasible tax planning strategies, and current and future ownership changes.

Property, Plant, and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization, plus capitalized interest on borrowings during the actual construction period of major capital projects. Significant improvements which substantially extend the useful lives of assets are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When property, plant and equipment is sold or retired, the costs and the related accumulated depreciation are removed from the accounts, and the net gains or losses are recorded in “gain on disposal of property and intangible assets.” Depreciation is provided on a straight-line basis over the estimated useful lives of depreciable assets, which range from 3 to 40 years. Leasehold improvements are amortized over the shorter of the estimated useful life of the assets or the lease term.

For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful asset lives as follows:

Asset	Useful Life

Buildings and improvements	25 to 40 years
Machinery and equipment	5 to 14 years
Vehicles	5 to 8 years
Vending machines	5 to 7 years
Computer software	3 to 8 years

Estimated useful lives are periodically reviewed and, when warranted, changes are made to them. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss would be determined when estimated undiscounted future pre-tax cash flows from the use of the asset or group of assets, as defined, are less than its carrying amount. Measurement of an impairment loss is based on the excess of the carrying amount of the asset or group of assets over the long-live asset fair value. Fair value is generally measured using discounted cash flows.

The costs of major rebuilds and replacements of plant and equipment are capitalized, and expenditures for repairs and maintenance which do not improve or extend the life of the assets are expensed as incurred.

Goodwill and Other Indefinite Lived Intangible Assets

The majority of the Company’s intangible asset balances are made up of goodwill and brands which the Company has determined to have indefinite useful lives. In arriving at the conclusion that a brand has an indefinite useful life, management reviews factors such as size, diversification and market share of each brand. Management expects to acquire, hold and support brands for an indefinite period through consumer marketing and promotional support. The Company also considers factors such as our ability to continue to protect the legal rights that arise from these brand names indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of the brand name. If the criteria are not met to assign an indefinite life, the brand is amortized over its expected useful life.

The Company conducts impairment tests on goodwill and all indefinite lived intangible assets annually, as of December 31, or more frequently if circumstances indicate that the carrying amount of an asset may not be

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

recoverable. The Company uses present value and other valuation techniques to make this assessment. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Impairment tests for goodwill include comparing the fair value of the respective reporting units, which are the Company’s segments, with their carrying amount, including goodwill. Goodwill is evaluated using a two-step impairment test at the reporting unit level. The first step compares the carrying amount of a reporting unit, including goodwill, with its fair value. If the carrying amount of a reporting unit exceeds its fair value, a second step is completed to determine the amount of goodwill impairment loss to record. In the second step, an implied fair value of the reporting unit’s goodwill is determined by allocating the fair value of the reporting unit to all of the assets and liabilities other than goodwill. The amount of impairment loss is equal to the excess of the carrying amount of the goodwill over the implied fair value of that goodwill.

Definite Lived Intangible Assets

Definite lived intangible assets are those assets deemed by the Company to have determinable finite useful lives. Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Intangible Asset	Useful Life

Brands	5-15 years
Bottler agreements and distribution rights	5 years
Customer relationships and contracts	5 -10 years

Other Assets

The Company provides support to certain customers to cover various programs and initiatives to increase net sales. Costs of these programs and initiatives are recorded in “prepaid expenses and other current assets” and “other non-current assets.” These costs include contributions to customers or vendors for cold drink equipment used to market and sell the Company’s products.

The long-term portion of the costs for these programs is recorded in other non-current assets and subsequently amortized over the period to be directly benefited and amounted to $100 million and $129 million, net of accumulated amortization, for 2006 and 2005, respectively. The amounts of these incentives are amortized based upon a methodology consistent with the Company’s contractual rights under these arrangements. The amortization charge for the cost of contributions to customers or vendors for cold drink equipment was $16 million, $17 million and $17 million for 2006, 2005 and 2004, respectively, and was recorded in “selling, general and administrative expenses” in the Combined Statements of Operations.

The amortization charge for the cost of other programs and incentives was $10 million, $11 million and $10 million for 2006, 2005 and 2004, respectively, and was recorded as a deduction from net sales.

Research and Development

Research and development costs are expensed when incurred and amounted to $24 million, $21 million and $12 million for 2006, 2005 and 2004, respectively. These expenses are recorded in “selling, general and administrative expenses” in the Combined Statements of Operations.

Advertising Expense

Advertising costs are expensed when incurred and amounted to approximately $374 million, $377 million and $388 million for 2006, 2005 and 2004, respectively. These expenses are recorded in “selling, general and administrative expenses.”

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

  Restructuring Costs

The Company periodically records facility closing and reorganization charges when a facility for closure or other reorganization opportunity has been identified, a closure plan has been developed and the affected employees notified, in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS 146”). Refer to Note 12.

  Foreign Currency Translation

The functional currency of the Company’s operations outside the U.S. is the local currency of the country where the operations are located. The balance sheets of operations outside the U.S. are translated into U.S. Dollars at the end of year rates. The results of operations for the fiscal year are translated into U.S. Dollars at an annual average rate, calculated using month end exchange rates.

The following table sets forth exchange rate information for the periods and currencies indicated:

		Average
Mexican Peso to US Dollar Exchange Rate	Year End	Yearly

2006	10.79	10.86
2005	10.64	10.88
2004	11.15	11.28

		Average
Canadian Dollar to US Dollar Exchange Rate	Year End	Yearly

2006	1.17	1.13
2005	1.17	1.21
2004	1.20	1.21

Differences on exchange arising from the translation of opening balances sheets of these entities to the rate ruling at the end of the financial year are recognized in accumulated other comprehensive income. The exchange differences arising from the translation of foreign results from the average rate to the closing rate are also recognized in accumulated other comprehensive income. Such translation differences are recognized as income or expense in the period in which the operations are disposed of.

Transactions in foreign currencies are recorded at the approximate rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. All such differences are recorded in results of operations and amounted to $5 million, $2 million and $6 million in 2006, 2005 and 2004, respectively.

For all periods prior to December 29, 2003, cumulative translation adjustments have been presented as a component of Cadbury Schweppes Net Investment and has not been set forth separately due to the complex nature of preparing these combined financial statements for operations that were legally held by different subsidiaries of Cadbury Schweppes.

  Fair Value of Financial Instruments

Pursuant to SFAS No. 107, Disclosure about Fair Value of Financial Instruments (“SFAS 107”), the Company is required to disclose an estimate of the fair value of its financial instruments as of December 31, 2006 and January 1, 2006. SFAS 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The carrying amounts reflected in the Combined Balance Sheets for cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value due to the short-term nature of their maturities.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The Company’s long-term debt was subject to variable and fixed interest rates that approximated market rates in 2006, 2005 and 2004. As a result, the Company believes the carrying value of long-term debt approximates fair value for these periods.

The carrying amount of the Company’s outstanding foreign-currency swaps is equivalent to fair value as of the respective dates in the Combined Balance Sheets.

Stock-Based Compensation

On January 3, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS 123(R)”). SFAS 123(R) requires the recognition of compensation expense in the Combined Statement of Operations related to the fair value of employee share-based awards. The Company has selected the modified prospective method of transition; accordingly, prior periods have not been restated. Upon adoption of SFAS 123(R), for awards which are classified as liabilities, the Company was required to reclassify the APB 25 (as defined below) historical compensation cost from equity to liability and to recognize the difference between this and the fair value liability through the statement of operations.

Under SFAS 123(R), the Company recognizes the cost of all unvested employee stock options on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. In addition, the Company has certain employee share plans that contain inflation indexed earnings growth performance conditions. SFAS 123(R) requires plans with such performance criteria to be accounted for under the liability method. The liability method, as set out in SFAS 123(R), requires a liability be recorded on the balance sheet until awards have vested. Also, in calculating the income statement charge for share awards under the liability method as set out in SFAS 123(R), the fair value of each award must be remeasured at each reporting date until vesting.

In 2004, stock compensation expense was determined based on Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations. Under APB 25, compensation expense was determined as the difference between the market price and exercise price of the share-based award. For fixed plans, compensation cost was determined on the date of grant. For variable plans, compensation was remeasured at each balance sheet date until the award vested.

The stock-based compensation plans in which the Company’s employees participate are described further in Note 14.

Pension and Postretirement Benefits

The Company has several pension and postretirement plans covering our employees who satisfy age and length of service requirements. There are nine stand-alone and five multi-employer pension plans and five stand-alone and one multi-employer postretirement plans. Depending on the plan, pension and postretirement benefits are based on a combination of factors, which may include salary, age and years of service. One of the nine stand-alone plans is an unfunded pension plan that provides supplemental pension benefits to certain senior executives, and is accounted for as a defined contribution plan.

Pension expense has been determined in accordance with the principles of SFAS No. 87, Employers’ Accounting for Pensions which requires use of the “projected unit credit” method for financial reporting. The Company adopted the provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of Financial Accounting Standards Board Statements No. 87, 88, 106, and 132(R) (“SFAS 158”) related to recognizing the funded status of a benefit plan and the disclosure requirements on December 31, 2006. The Company has elected to defer the change of measurement date as permitted by SFAS 158. The Company’s policy is to fund pension plans in accordance with the requirements of the Employee Retirement Income Security Act. Employee benefit plan obligations and expenses included in the Combined Financial Statements are determined from actuarial analyses based on plan assumptions, employee demographic data, years

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

of service, compensation, benefits and claims paid and employer contributions. These funds are funded as benefits are paid, and thus do not have an investment strategy or target allocations for plan assets.

Cadbury Schweppes sponsors the five multi-employer pension plans in which the Company’s employees participate, and therefore the Company accounts for these as defined contribution plans.

The expense related to the postretirement plans has been determined in accordance with SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (“SFAS 106”). As stated in SFAS 106, the Company accrues the cost of these benefits during the years that employees render service to us.

  New Accounting Standards

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for the Company January 1, 2008. The Company believes that the adoption of SFAS 159 will not have a material impact on its combined financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157 is effective for the Company beginning January 1, 2008. The Company believes that the adoption of SFAS 157 will not have a material impact on its combined financial statements.

In September 2006, the Securities and Exchange Commission staff published Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 by the Company in 2006 did not have a material impact on its combined financial statements.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. For the Company, FIN 48 was effective beginning January 1, 2007. The cumulative effect of adopting FIN 48 was a $16 million increase in tax reserves and a corresponding decrease to operating retained earnings at January 1, 2007. Upon adoption, the Company’s amount of gross unrecognized tax benefit at January 1, 2007 was $85 million. Of this amount, $45 million if recognized, would impact its effective tax rate.

3.	Acquisitions

On May 2, 2006, the Company acquired approximately 55% of the outstanding shares of Dr Pepper/Seven Up Bottling Group, Inc. (“DPSUBG”), which combined with the Company’s pre-existing 45% ownership, resulted in the Company’s full ownership of DPSUBG. DPSUBG’s principal operations are the bottling and distribution of beverages produced by the Company’s Beverage Concentrates and Finished Goods operating segments, and certain beverages produced by third parties, all in North America. The Company acquired DPSUBG to strengthen the route-to-market of its North American beverage business.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The purchase price for the approximately 55% of DPSUBG the Company did not previously own was approximately $370 million which consisted of $347 million cash paid by the Company and $23 million in related expenses paid by Cadbury Schweppes. The full purchase price was funded through related party debt with the subsidiaries of Cadbury Schweppes.

The acquisition was accounted for as a purchase under SFAS No. 141 Business Combinations (“SFAS 141”). The following table summarizes the allocation of the purchase price to approximately 55% of DPSUBG’s assets and liabilities:

At
May 2,
2006

Current assets	$182
Investments	1
Property, plant and equipment	190
Intangible assets	410

Total assets acquired	783
Current liabilities	184
Long-term debt	358
Deferred tax liabilities	146
Other liabilities	131

Total liabilities assumed	819
Net liabilities assumed	(36)
Cash acquired	10
Goodwill	396

Total purchase price	$370

Included within the allocation of the purchase price in the table above are $410 million of intangible assets which includes indefinite lived Company-related bottler agreements of $282 million, $70 million of customer relationships and contracts and $48 million of non-Company-related bottler agreements being amortized over 10 years and 5 years, respectively; and other intangible assets of $10 million being amortized over 10 years.

The results of DPSUBG have been included in the individual line items within the Combined Statement of Operations from May 2, 2006. Prior to this date, the existing investment in DPSUBG was accounted for by the equity method. Refer to Note 7.

The following unaudited pro forma summary presents the results of operations as if the acquisition of DPSUBG had occurred at the beginning of each fiscal year. The pro forma information may not be indicative of future performance.

	2006	2005

Net sales	$5,443	$5,019

Net income before cumulative effect of change in accounting principle	$500	$457

Net income	$500	$447

The Company also acquired All American Bottling Company (“AABC”) for $58 million on June 9, 2006 and Seven Up Bottling Company of San Francisco (“Easley”) for $51 million on August 7, 2006. Goodwill of

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

$11 million and identifiable intangible assets of $54 million were recorded. These acquisitions further strengthen the route-to-market of the Company’s North American beverage business.

The goodwill associated with these transactions has been assigned to the Bottling Group, Beverage Concentrates and Finished Goods segments. The amounts assigned to these segments were $186 million, $322 million and $233 million, respectively. The goodwill represents benefits of the acquisitions that are in addition to the fair value of the net assets acquired and the anticipated increased profitability arising from the future revenue and cost synergies arising from the combination. None of the goodwill is deductible for tax purposes.

Supplemental schedule of noncash investing activities:

In conjunction with the acquisitions of DPSUBG, AABC, and Easley, the following liabilities were assumed:

	DPSUBG	AABC	Easley

Fair value of assets acquired	$1,189	$64	$99
Cash paid by the Company	(347)	(58)	(51)
Cash paid by Cadbury Schweppes	(23)	—	—

Liabilities assumed	$819	$6	$48

In connection with the 2005 purchase of 5% of DPSUBG’s common stock, Cadbury Schweppes paid $27 million. This investment was transferred to the Company.

4.	Inventories

Inventories consist of the following:

	December 31,	January 1,
	2006	2006

Raw materials	$105	$77
Work in process	5	4
Finished goods	214	116

Inventories at FIFO cost	324	197
Reduction to LIFO cost	(24)	(21)

Inventories	$300	$176

Percent of inventory accounted for by:
LIFO	91%	86%
FIFO	9%	14%

5.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	December 31,	January 1,
	2006	2006

Trade accounts payable	$256	$161
Customer rebates	184	188
Accrued compensation	96	69
Other current liabilities	252	115

Accounts payable and accrued expenses	$788	$533

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

6.	Property, Plant and Equipment

	December 31,	January 1,
	2006	2006

Land	$79	$12
Buildings and improvements	265	164
Machinery and equipment	472	445
Vending machines	258	10
Software	105	95
Construction-in-progress	75	18

Gross property, plant and equipment	1,254	744
Less: accumulated depreciation and amortization	(499)	(418)

Net property, plant and equipment	$755	$326

At December 31, 2006, the amount reflected in “buildings and improvements” and “machinery and equipment” at cost includes $21 million and $1 million of assets under capital lease, respectively. There were no assets under capital lease at January 1, 2006. At December 31, 2006 and January 1, 2006, the net book value of assets under capital lease was $21 million and $0 million, respectively.

Depreciation expense amounted to $94 million, $48 million and $53 million in 2006, 2005 and 2004, respectively.

Capitalized interest was $7 million, $5 million and $5 million for 2006, 2005 and 2004, respectively.

7.	Investments in Unconsolidated Subsidiaries

The Company has the following investments in companies accounted for under the equity method:

	December 31,	January 1,
	2006	2006

Dr Pepper/Seven Up Bottling Group (Ownership of 45% at January 1, 2006)	$—	$235
Other	12	10

Total	$12	$245

  Dr Pepper/Seven Up Bottling Group

In 2005, Cadbury Schweppes purchased approximately 5% of DPSUBG, increasing its investment to approximately 45%. On May 2, 2006, the Company purchased the remaining 55% of DPSUBG. As a result DPSUBG became a fully-owned subsidiary and its results were combined from that date forward. Refer to Note 3.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

At April 30, 2006 and at January 1, 2006, the Company owned approximately 45% of DPSUBG. At January 2, 2005, the investment in DPSUBG was approximately 40%. The following schedules summarize DPSUBG’s reported financial information:

December 31,
2005

Current assets	$418
Noncurrent assets	1,557

Total assets	1,975
Current liabilities	368
Noncurrent liabilities	1,081

Total liabilities	1,449
Shareowner’s equity	526

Total liabilities and shareowner’s equity	$1,975

Company equity investment	$235

	January 1,
	2006 to	For the Years Ended
	April 30,	December 31,	December 31,
	2006	2005	2004

Net sales	$708	$2,042	$1,873
Cost of goods sold	469	1,298	1,183

Gross profit	$239	$744	$690

Operating income	$32	$134	$104

Net income	$2	$45	$31

8.	Goodwill and Other Intangible Assets

Changes in the carrying amount of the goodwill for the fiscal years ended December 31, 2006 and January 1, 2006 by reporting unit are as follows:

	Beverage	Finished	Bottling	Mexico and
	Concentrates	Goods	Group	the Caribbean	Total

Balance at January 2, 2005	$1,415	$989	$—	$36	$2,440
Acquisitions (disposals)	—	—	2	—	2
Changes due to currency	—	—	—	2	2

Balance at January 1, 2006	1,415	989	2	38	2,444
Acquisitions (disposals)	318	233	186	—	737
Changes due to currency	—	—	—	(1)	(1)

Balance at December 31, 2006	$1,733	$1,222	$188	$37	$3,180

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The gross carrying amount and accumulated amortization of the Company’s intangible assets other than goodwill as of December 31, 2006 and January 1, 2006 are as follows:

	Weighted
	Average	Beginning			Ending		Net
	Useful Life	Gross	Acquisitions/	Changes Due	Gross	Accumulated	Carrying
As of December 31, 2006	(years)	Amount	(Disposals)	to Currency	Amount	Amortization	Amount

Intangible assets with indefinite lives:
Brands		$2,929	$168	$(1)	$3,096	$—	$3,096
Bottler agreements		—	404	—	404	—	404
Distributor Rights		7	17	—	24	—	24
Other		—	—	—	—	—	—
Intangible assets with finite lives:
Brands	7	19	10	—	29	(12)	17
Customer relationships	7	—	73	—	73	(8)	65
Bottler agreements	5	—	52	—	52	(7)	45
Pension asset		2	(2)	—	—	—	—

Total		$2,957	$722	$(1)	$3,678	$(27)	$3,651

	Weighted
	Average	Beginning			Ending		Net
	Useful Life	Gross	Acquisitions/	Changes due	Gross	Accumulated	Carrying
As of January 1, 2006	(years)	Amount	(Disposals)	to Currency	Amount	Amortization	Amount

Intangible assets with indefinite lives:
Brands		$2,892	$34	$3	$2,929	$—	$2,929
Distributor rights		7	—	—	7	—	7
Intangible assets with finite lives:
Brands	5	19	—	—	19	(8)	11
Pension asset		2	—	—	2	—	2

Total		$2,920	$34	$3	$2,957	$(8)	$2,949

Amortization expense on intangible assets was $19 million, $3 million and $4 million in 2006, 2005 and 2004, respectively. No impairment expense was recognized in 2006, 2005 and 2004. Amortization expense of these intangible assets over the next five years is expected to be the following:

Aggregate
Amortization
Year	Expense

2007	$27
2008	27
2009	23
2010	23
2011	10

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

In 2006, the Company sold the Slush Puppie business and certain related assets, which included certain brands with net book value of $14 million, to the ICEE Company for $23 million. The Company also sold the Grandma’s Molasses brand and certain related assets, which had a net book value of $0 million to B&G Foods for $30 million.

In 2005, the Company sold the Holland House brand, which had a net book value of $0 million, for $36 million to Mizkan Americas, Inc.

9.	Income Taxes

These financial statements reflect a tax provision (benefit) as if the Company filed its own separate tax return. The Company, however, is included in the consolidated federal income tax return of Cadbury Schweppes Holdings (U.S.) (the “Partnership”) and subsidiaries. The provision for income taxes attributable to continuing operations has the following components:

	2006	2005	2004

Current:
Federal	$220	$176	$147
State	40	32	34
Non-U.S.	23	51	17

Total current provision	283	259	198

Deferred
Federal	10	44	48
State	7	26	10
Non-U.S.	(2)	(8)	14

Total deferred provision	15	62	72

Total provision for income taxes	$298	$321	$270

In 2006, 2005 and 2004, the reported amount of income tax expense is different from the amount of income tax expense that would result from applying the federal statutory rate due principally to state taxes.

The major temporary differences that give rise to the net deferred tax liabilities are intangible assets and fixed asset depreciation.

The following is a reconciliation of income taxes computed at the U.S. federal statutory tax rate to the income taxes reported in the Combined Statements of Operations:

	2006	2005	2004

Statutory federal income tax at 35%	$283	$283	$251
State income taxes, net	28	30	29
Impact of non-U.S. operations	(18)	7	4
Other	5	1	(14)

Total provision for income taxes	$298	$321	$270

Effective tax rate	36.9%	39.7%	37.7%

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences giving rise to deferred income tax assets and liabilities were:

	December 31,	January 1,
	2006	2006

Deferred income tax assets:
Pension and postretirement benefits	$10	$8
Compensation accruals	26	15
Inventory	10	5
Credit and net operating loss carryforwards	9	10
Accrued liabilities	40	4
Other	23	21

	118	63

Deferred income tax liabilities:
Fixed assets	(104)	(56)
Intangible assets	(1,234)	(953)
Other	(2)	(13)

	(1,340)	(1,022)

Net deferred income tax liability	$(1,222)	$(959)

The Company has approximately $102 million of U.S. state and foreign net operating loss carryforwards at December 31, 2006. Of this total, $85 million are state net operating losses. Net operating losses generated in the U.S. state jurisdictions, if unused, will expire from 2007 to 2026. The non-U.S. net operating loss carryforwards of $17 million will expire from 2008 to 2016. No valuation allowance has been provided on deferred tax assets as management believes it is more likely than not that the deferred income tax assets will be fully recoverable.

Income before income taxes and cumulative effect of change in accounting policy comprised:

	2006	2005	2004

U.S.	$698	$706	$640
Non-U.S.	110	102	76

Total	$808	$808	$716

10.	Long-term Obligations

Debt Payable to Related Parties

	December 31,	January 1,
	2006	2006

Loans payable to related parties, with various fixed and floating interest rates(a)	$3,249	$2,743
Less — Current portion	(708)	(404)

Long-term debt payable to related parties	$2,541	$2,339

(a)	Debt agreements with related parties are as follows:

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Cadbury Ireland Limited (“CIL”)

Total principal owed to CIL was $40 million for both 2006 and 2005. The debt bears interest at a floating rate based on 3-month LIBOR. Actual rates were 5.36% and 4.54% at December 31, 2006 and January 1, 2006, respectively. The outstanding principal balance was due in February 2007 and is included in the current portion of long-term debt. Subsequent to February 2007, the debt remains outstanding and is subject to extension on a three-month basis. The Company recorded $2 million and $1 million of interest expense related to these notes for the fiscal years ended December 31, 2006 and January 1, 2006, respectively.

Cadbury Schweppes Finance plc, (“CSFPLC”)

The Company has a variety of debt agreements with CSFPLC with maturity dates ranging from February 2007 to May 2011. These agreements had a combined outstanding principal balance of $2,937 million and $1,885 million at December 31, 2006 and January 1, 2006, respectively. At December 31, 2006 and January 1, 2006, $2,186 million and $1,135 million of the debt were based upon a floating rate ranging between LIBOR plus 1.5% to LIBOR plus 2.5%. The remaining principal balance of $750 million and $750 million at December 31, 2006 and January 1, 2006, respectively had a stated fixed rate ranging from 5.48% to 5.95%. The Company recorded $175 million and $99 million of interest expense related to these notes for the fiscal years ended December 31, 2006 and January 1, 2006, respectively.

Cadbury Schweppes Treasury America (“CSTA”)

Total principal owed to CSTA was $235 million and $0 million at December 31, 2006 and January 1, 2006, respectively. The note carries a stated rate of 7.25% per annum and matures in 2013. The Company recorded $11 million and $0 million of interest expense related to these notes for the fiscal years ended December 31, 2006 and January 1, 2006, respectively.

Cadbury Schweppes Overseas Limited (“CSOL”)

Total principal owed to CSOL was $22 million and $413 million at December 31, 2006 and January 1, 2006, respectively. The debt bears interest at a floating rate based on Mexican LIBOR plus 1.5% and matures in 2009. Actual rates were 9.89% at December 31, 2006 and January 1, 2006. The Company recorded $15 million and $40 million of interest expense related to these notes for the fiscal years ended December 31, 2006 and January 1, 2006, respectively.

Bruton Lane Finance Company LLC (“BLFCLLC”)

The Company had two debt agreements with BLFCLLC with maturity dates between December 2008 and December 2009, which bore interest at a floating rate between LIBOR plus .75% to 1.00%. Total principal owed was $376 million at January 1, 2006 and the Company paid the debt off in September 2006. The Company recorded $13 million and $21 million of interest expense related to these notes for the fiscal years ended December 31, 2006 and January 1, 2006, respectively.

Cadbury Adams Canada, Inc. (“CACI”)

Total principal owed to CACI was $15 million and $29 million at December 31, 2006 and January 1, 2006, respectively and payable on demand. The debt bears interest at a floating rate based on 1 month Canadian LIBOR. Actual rates were 4.26% and 3.30% at December 31, 2006 and January, 1, 2006, respectively. The Company recorded less than $1 million of interest expense related to this debt for the fiscal years ended December 31, 2006 and January 1, 2006, respectively.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Debt Payable to Third Parties

	December 31,	January 1,
	2006	2006

Note payable to a bank. Interest payments due quarterly (interest at CDOR(1) + .325%, due April 2008, payable in Canadian Dollars)	$114	$114
Note payable to a bank. Interest payments due quarterly (interest at CDOR(1) + .45%, due April 2010, payable in Canadian Dollars)	129	128
Bonds payable, 4.90% fixed interest rate. Interest payments due semiannually. Principal due December 2008. Payable in Canadian Dollars	278	277
Capital Leases	24	—

Total	545	519
Less current installments	(2)	—

Long-term debt payable to third parties	$543	$519

(1)	CDOR is the average of the annual rates for Canadian Dollar bankers’ acceptances having the specified term and face amount of the banks named in Schedule 1 of the Canadian Bank Act

  Long Term Debt Maturities

Long-term debt maturities, excluding capital leases, for the next five years are as follows:

2007	$708
2008	695
2009	22
2010	128
2011	1,982
Thereafter	235

$3,770

  Lines of Credit

As of December 31, 2006, the Company had available credit lines totaling $45 million. The Company had unused letters of credit totaling $7 million outstanding under its existing credit line facilities. Accordingly, the Company’s maximum borrowing base under these facilities was $38 million. The Company also had additional unused letters of credit totaling $24 million for its Bottling Group operations that were not related to any existing credit facilities.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

  Lease Commitments

The Company has leases for certain facilities and equipment which expire at various dates through 2020. Operating lease expense was $39 million, $21 million and $26 million in 2006, 2005 and 2004, respectively, and was not offset by any sublease rental income. Future minimum lease payments under capital and operating leases with initial or remaining noncancellable lease terms in excess of one year as of December 31, 2006 are as follows:

	Operating	Capital
	Leases	Leases

2007	$48	$5
2008	45	5
2009	40	5
2010	36	5
2011	30	4
Thereafter	50	12

Total minimum lease payments	$249	36

Less imputed interest at rates ranging from 6.5% to 12.6%		(12)

Present value of minimum lease payments		$24

The future minimum lease commitments for leases that have been expensed as part of restructuring provisions in earlier years are not included in the above table. There is $22 million included in “long-term debt payable to third parties,” and $2 million is included in “accounts payable and accrued expenses.”

11.	Commitments and Contingencies

  Legal Matters

The Company is occasionally subject to litigation or other legal proceedings relating to our business. The Company does not believe that the outcome of any pending legal matters, individually or collectively, will have a material adverse effect on the business or financial condition of the Company although such matters may have a materially adverse effect on the Company’s results of operations in a particular period. The following is a description of the Company’s three most significant pending legal matters and one recently settled legal matter:

Snapple Distributor Litigation

In 2004, one of the Company’s subsidiaries, Snapple Beverage Corp. and several affiliated entities of Snapple Beverage Corp., including Snapple Distributors, Inc., were sued in United States District Court, Southern District of New York, by 57 area route distributors for alleged price discrimination, breach of contract, retaliation, tortious interference and breach of the implied duty of good faith and fair dealing arising out of their respective area route distributor agreements. Each plaintiff sought damages in excess of $225 million. The plaintiffs initially filed the case as a class action but withdrew their class certification motion. They are proceeding as individual plaintiffs but the cases have been consolidated for discovery and procedural purposes. On September 14, 2007, the court granted the Company’s motion for summary judgment, dismissing the plaintiff’s federal claims of price discrimination and dismissing, without prejudice, the plaintiff’s remaining claims under state law. The plaintiffs have filed a notice to appeal the decision and may decide to re-file the state law claims in state court. The Company believes it has meritorious defenses with respect to the appeal and will defend itself vigorously. However, there is no assurance that the outcome of the appeal, or any trial, if claims are refiled, will be in the Company’s favor.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Holk & Weiner Snapple Litigation

In 2007, Snapple Beverage Corp. was sued by Stacy Holk, in New Jersey Superior Court, Monmouth County, and by Hernant Mehta in the U.S. District Court, Southern District of New York. Plaintiffs filed the case as a class action. The plaintiffs allege that Snapple’s labeling of certain of its drinks is misleading and/or deceptive. The plaintiffs seek unspecified damages on behalf of the class, including enjoining Snapple from various labeling practices, disgorging profits, reimbursing of monies paid for product and treble damages. The Mehta case in New York has since been dropped by the plaintiff. However, the attorneys in the Holk, New Jersey case and a new plaintiff, Evan Weiner, have since filed a new action in New York substantially similar to the New Jersey action. In each case, the Company has filed motions to dismiss the plaintiff’s claims on a variety of grounds. The Company believes it has meritorious defenses to the claims asserted and will defend itself vigorously. However, there is no assurance that the outcome of the Company’s motions or at trial will be in its favor.

Nicolas Steele v. Seven Up/RC Bottling Company Inc.
California Wage Audit

In 2007, one of the Company’s subsidiaries, Seven Up/RC Bottling Company Inc., was sued by Nicolas Steele in Superior Court in the State of California (Orange County), alleging that its subsidiary failed to provide meal and rest periods and itemized wage statements in accordance with applicable California wage and hour law. The class, which has not yet been certified, consists of all employees of one of the Company’s subsidiaries who have held one of the approximately 400 merchandiser positions in southern California in the past three years. The potential class size could be substantially higher, due to the number of individuals who have held these positions over the three year period. On behalf of the class, the plaintiff claims lost wages, waiting time penalties and other penalties for each violation of the statute. The Company believes it has meritorious defenses to the claims asserted and will defend itself vigorously. However, there is no assurance that the outcome of this matter will be in its favor.

The Company has been requested to conduct an audit of its meal and rest periods for all non-exempt employees in California at the direction of the California Department of Labor. At this time, the Company does not know what the results of an audit would be and cannot predict the outcome.

Dr Pepper Bottling Company of Texas, Inc. Shareholder Litigation

On June 1, 2007, the Company settled a lawsuit brought in 1999 by certain stockholders of Dr Pepper Bottling Company of Texas, Inc. for $47 million, which included $15 million of interest. The lawsuit was assumed as part of the DPSUBG acquisition (see Note 2) and was fully reserved at December 31, 2006.

Environmental, Health and Safety Matters

The Company operates many manufacturing, bottling and distribution facilities. In these and other aspects of the Company’s business, it is subject to a variety of federal, state and local environment, health and safety laws and regulations. The Company maintains environmental, health and safety policies and a quality, environmental, health and safety program designed to ensure compliance with applicable laws and regulations. However, the nature of the Company’s business exposes it to the risk of claims with respect to environmental, health and safety matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. However, the Company is not currently named as a party in any judicial or administrative proceeding relating to environmental, health and safety matters which would materially affect its operations.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

12.	Restructuring Costs

Restructuring charges during 2006, 2005 and 2004 were as follows:

Operating Segment	2006	2005	2004

Beverage Concentrates	$5	$1	$12
Finished Goods	3	3	11
Bottling Group	8	—	—
Mexico and the Caribbean	3	1	1
Corporate	8	5	12

Total Restructuring Costs	$27	$10	$36

The Company implements restructuring programs from time to time and incurs costs that are designed to improve operating effectiveness and lower costs. These programs have included closure of manufacturing plants, reductions in workforce, integrating back office operations and outsourcing certain transactional activities. When the Company implements these programs, we incur various charges, including severance and other employment-related costs.

The charges recorded during 2006 are primarily related to the following:

•	The integration of the Bottling Group initiated in 2006; and

•	Outsourcing initiatives of the Company’s back office operations service center and a reorganization of the Company’s IT operations initiated in 2006.

The charges recorded during 2005 are primarily related to the following:

•	The implementation of additional phases of the Company’s back office operations service center initiated in 2004; and

•	The closure of its North Brunswick plant initiated in 2004.

The charges recorded during 2004 are primarily related to the following:

•	The creation of a back office operations service center initiated in 2003;

•	Costs of restructuring of the Company’s four North American businesses initiated in 2003; and

•	The closure of the North Brunswick plant initiated in 2004.

The Company expects to incur $53 million of total pre-tax, non-recurring charges primarily related to Bottling Group integrations upon completion. Approximately $45 million of these additional charges are expected to be incurred in 2007.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Restructuring liabilities along with charges to expense, cash payment and non-cash charges were as follows:

	Workforce
	Reduction	Asset	External	Closure
	Costs	Write-off	Consulting	Costs	Other	Total

Balance at December 28, 2003	$5	$1	$—	$1	$5	$12
2004 Charges	18	3	5	7	3	36
2004 Cash Payments	(17)	—	(9)	(8)	(6)	(40)
2004 Non-Cash Write-offs	—	(4)	—	—	—	(4)
Due to/from Cadbury Schweppes	(1)	—	4	—	—	3

Balance at January 2, 2005	5	—	—	—	2	7
2005 Charges	2	—	5	1	2	10
2005 Cash Payments	(7)	—	(10)	(1)	(3)	(21)
Due to/from Cadbury Schweppes	1	—	5	—	—	6

Balance at January 1, 2006	1	—	—	—	1	2
2006 Charges	9	3	9	1	5	27
2006 Cash Payments	(7)	—	(12)	(1)	(6)	(26)
Due to/from Cadbury Schweppes	(1)	(3)	3	—	—	(1)

Balance at December 31, 2006	$2	$—	$—	$—	$—	$2

Restructuring charges recorded by each operating segment were as follows:

Beverage Concentrates

Beverage Concentrates recorded restructuring costs of $5 million, $1 million and $12 million, in 2006, 2005 and 2004, respectively. During 2006, the costs primarily related to the integration of the Bottling Group. The Beverage Concentrates segment expects to incur additional charges related to this restructuring plan of approximately $19 million over the next two years.

During 2004, the costs primarily related to the restructuring of the Company’s four North American businesses initiated in 2003. The cumulative amount related to this activity incurred to date was $10 million and was significantly completed in 2005.

Finished Goods

Finished Goods recorded restructuring costs of $3 million, $3 million and $11 million in fiscal 2006, 2005 and 2004, respectively. During 2006, the costs primarily related to the integration of the Bottling Group. No significant additional costs related to this activity are expected to be incurred by Finished Goods.

During 2004 and 2005, the costs primarily related to the closure of the North Brunswick plant announced in 2004 and the restructuring of the Company’s four North American businesses initiated in 2003. The cumulative amount related to these activities incurred was $14 million, and the activities were completed in 2005.

Bottling Group

During 2006, the Bottling Group recorded restructuring costs of $8 million related to the integration of the Bottling Group as discussed above. Bottling Group expects to incur additional costs related to their restructuring plan of approximately $26 million over the next two years.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Mexico and the Caribbean

Mexico and the Caribbean recorded restructuring costs of $3 million, $1 million and $1 million in 2006, 2005 and 2004, respectively. The costs primarily related to restructuring actions initiated in 2003 to outsource the activities of Mexico and the Caribbean’s warehousing and distribution processes. The cumulative amount related to this activity incurred to date is $6 million. The Company expects to incur additional costs related to this restructuring plan of approximately $7 million in the next two years.

Corporate

The Company recorded corporate costs of $8 million, $5 million and $12 million in 2006, 2005 and 2004, respectively. During 2006, the costs primarily related to restructuring actions initiated in 2006, and the human resource outsourcing program that was initiated in 2005. The Company has incurred $6 million of costs to date related to the data center outsourcing restructuring plan and additional charges of approximately $1 million are expected to be incurred in 2007. The Company has incurred cumulative costs of $5 million to date and does not expect to incur any significant additional costs related to the global shared business service outsource plan.

During 2005, the costs mainly related to the outsourcing of human resources activities in Mexico and the Caribbean and the global outsourcing of shared business services that were both initiated in 2005. The human resource outsourcing program was significantly complete in 2005.

During 2004, the costs primarily related to the creation of a shared business services center initiated in 2003. The cumulative amount related to this activity incurred to date was $15 million and was completed in 2005.

13.	Employee Benefit Plans

  Pension and Postretirement Plans

The Company has nine stand-alone non-contributory defined benefit plans each with a measurement date of September 30. To participate in the defined benefit plans, employees must have been employed by the Company for at least one year.

The Company has five stand-alone postretirement health care plans, which provide benefits to a defined group of employees at the discretion of the Company. These postretirement benefits are limited to eligible expenses and are subject to deductibles, co-payment provisions, and lifetime maximum amounts on coverage. Employee benefit plan obligations and expenses included in the combined financial statements are determined from actuarial analyses based on plan assumptions; employee demographic data, including years of service and compensation; benefits and claims paid; and employer contributions. These funds are funded as benefits are paid, and therefore do not have an investment strategy or targeted allocations for plan assets.

Cadbury Schweppes sponsors five defined benefit plans and one postretirement health care plan in which employees of the Company participate. Expenses related to these plans were determined by specifically identifying the costs for the Company’s participants.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

As discussed in Note 2, the Company adopted SFAS 158 on December 31, 2006. The impact of this adoption on the individual line items in the December 31, 2006 Combined Balance Sheet is summarized in the table below:

	Before	Adjustments	After
	Application of	Increase	Application of
	FAS No. 158	(Decrease)	FAS No. 158

Intangible assets (excluding goodwill)	$3,653	$(2)	$3,651
Total assets	9,348	(2)	9,346
Accounts payable and accrued expenses	787	1	788
Other non-current liabilities	30	(1)	29
Deferred tax liabilities	1,290	2	1,292
Total liabilities	6,094	2	6,096
Accumulated other comprehensive income	5	(4)	1
Total invested equity	3,254	(4)	3,250

  U.S. Plans

The following table summarizes the components of net periodic benefit cost for the U.S. defined benefit plans recognized in the Combined Statements of Operations:

	2006	2005	2004

Service cost	$1	$1	$1
Interest cost	2	1	1
Expected return on assets	(2)	(1)	(1)

Net periodic benefit costs	$1	$1	$1

Total net periodic benefit cost for the U.S. post-retirement plans was less than $0.5 million for 2006, 2005 and 2004. The estimated prior service cost and estimated net loss for the U.S. plans that will be amortized from accumulated other comprehensive loss into periodic benefit cost in 2007 are each less than $0.5 million.

The following table summarizes the projected benefit obligation for U.S. plans as of December 31, 2006 and January 1, 2006:

			Post-retirement
	Pension Plans		Benefit Plans
	2006	2005	2006	2005

As at beginning of year	$21	$19	$4	$4
Service cost	1	1	—	—
Interest cost	2	1	—	—
Acquired in business combinations	35	—	2	—
Actuarial gain/(loss)	—	1	—	—
Benefits paid	(1)	(1)	—	—

As at end of year	$58	$21	$6	$4

Accumulated benefit obligations	$57	$21	$5	$—

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The principal assumptions related to the U.S. defined benefit plans and postretirement benefit plans are shown below:

	Pension Plans			Postretirement Benefit Plan
	2006	2005	2004	2006	2005	2004

Weighted-average discount rate	5.72%	5.50%	5.70%	5.90%	5.50%	5.70%
Expected long-term rate of return on assets	7.53%	7.30%	7.50%	N/A	N/A	N/A
Rate of increase in compensation levels	2.01%	N/A	N/A	4.00%	4.00%	4.00%

The following table is a reconciliation of the U.S. defined benefit pension plans’ assets:

	2006	2005

Fair value of plan assets
As at beginning of year	$19	$15
Actual return of plan assets	2	2
Employer contribution	2	3
Acquired in business combinations	34	—
Actuarial gain/loss	1	—
Benefits paid	(2)	(1)

As at end of year	$56	$19

Benefits paid from the U.S. post-retirement plans were less than $0.5 million for both years. The expected long-term rate of return on U.S. pension fund assets held by the Company’s pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. The plans’ historical returns were also considered. The expected long-term rate of return on the assets in the plans was based on an asset allocation assumption of about 60% with equity managers (with expected long-term rates of return of approximately 8.5%, and 40% with fixed income managers) with an expected long-term rate of return of about 5.5%. The actual asset allocation is regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate.

The asset allocation for the U.S. defined benefit pension plans for 2006 and 2005 and January 1, 2006 are as follows:

	Percentage of Plan Assets
	December 31,	January 1,
Asset Category	2006	2006

Equity securities	60%	60%
Fixed income and other investments	40%	40%

Total	100%	100%

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the Company’s funded status for the U.S. plans as of December 31, 2006 and January 1, 2006:

	Pension Plans		Postretirement Benefit Plans
	December 31,	January 1,	December 31,	January 1,
	2006	2006	2006	2006

Projected benefit obligation	$(58)	$(21)	$(6)	$(4)
Plan assets at fair value	56	19	—	—

Funded status of plan	$(2)	$(2)	$(6)	$(4)

Funded status — overfunded	$2	$—	$—	$—
Funded status — underfunded	(4)	(2)	(6)	(4)

The following table summarizes amounts recognized in the balance sheets related to the U.S. plans as of December 31, 2006 and January 1, 2006:

	Pension Plans		Postretirement Benefit Plans
	December 31,	January 1,	December 31,	January 1,
	2006	2006	2006	2006

Intangible asset	$—	$2	$—	$—
Other assets	2	—	—	—
Current liabilities	—	—	(1)	—
Non-current liabilities	(4)	(3)	(5)	(4)
Accumulated other comprehensive income	8	5	(1)	—

Net amount recognized	$6	$4	$(7)	$(4)

The following table summarizes amounts included in accumulated other comprehensive income for the U.S. plans as of December 31, 2006 and January 1, 2006:

	Pension Plans		Postretirement Benefit Plans
	December 31,	January 1,	December 31,	January 1,
	2006	2006	2006	2006

Prior service cost	$2	$—	$—	$—
Net gains (losses)	6	5	(1)	—

Amounts in accumulated other comprehensive income (loss)	$8	$5	$(1)	$—

The following table summarizes key pension plan information regarding plans whose accumulated benefit obligations exceed the fair value of their respective plan assets:

	Pension Plans		Postretirement Benefit Plans
	December 31,	January 1,	December 31,	January 1,
	2006	2006	2006	2006

Information for plans with an ABO in excess of plan assets:
Projected benefit obligation	$22	$21	$6	$4
Accumulated benefit obligation	22	21	—	—
Fair value of plan assets	20	19	—	—

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the expected cash activity for the U.S. defined benefit plans and postretirement benefit plans in the future:

Year	Pension	Postretirement

Company contributions — 2007	$3	$1
Benefit payments
2007	3	1
2008	3	1
2009	3	1
2010	3	1
2011	3	—
2012 - 2016	19	1

For measuring the expected postretirement benefit obligation for the U.S. plans, the following health care cost trend rate assumptions were used:

Years	Rate

2006	10%
2007 - 2011	1% reduction each year to an ultimate rate of 5% in 2011

The effect of a 1% increase or decrease in health care trend rates on the U.S. post-retirement benefit plans would change the benefit obligation at the end of the year and the service cost plus interest cost by less than $0.5 million.

  Foreign Plans

The following table summarizes the components of net periodic benefit cost related to foreign defined benefit plans recognized in the Combined Statements of Operations:

	2006	2005	2004

Service cost	$1	$1	$1
Interest cost	1	1	1
Expected return on assets	(1)	(1)	(1)

Net periodic benefit costs	$1	$1	$1

Total net periodic benefit cost for the foreign postretirement plans was less than $0.5 million for 2006, 2005 and 2004. The estimated prior service cost and estimated net loss for the foreign plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2007 are each less than $0.5 million.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the projected benefit obligation for foreign plans as of December 31, 2006 and January 1, 2006:

			Postretirement
	Pension Plans		Benefit Plans
	2006	2005	2006	2005

As at beginning of year	$18	$15	$4	$5
Service cost	1	1	—	—
Interest cost	1	1	—	—
Amendments	—	—	—	(1)
Curtailments	(1)	—	—	—
Actuarial gain/(loss)	—	2	(2)	—
Benefits paid	(1)	(1)	—	—

As at end of year	$18	$18	$2	$4

Accumulated benefit obligations	$17	$15	$—	$—

The principal assumptions related to the foreign defined benefit plans and postretirement benefit plans are shown below:

	Pension Plans			Postretirement Benefit Plan
	2006	2005	2004	2006	2005	2004

Weighted-average discount rate	5.98%	6.09%	6.59%	5.98%	6.09%	6.59%
Expected long-term rate of return on assets	7.61%	7.74%	7.76%	N/A	N/A	N/A
Rate of increase in compensation levels	4.13%	4.27%	4.27%	4.50%	5.00%	5.00%

The following table is a reconciliation of the foreign defined benefit pension plans’ assets:

	2006	2005

Fair value of plan assets
As at beginning of year	$14	$13
Actual return of plan assets	2	1
Employer contribution	1	1
Benefits paid	(1)	(1)

As at end of year	$16	$14

Benefits paid from the foreign postretirement plans were less than $0.5 million for 2006 and 2005.

The expected long-term rate of return on foreign pension fund assets held by the Company’s pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. The plans’ historical returns were also considered. The expected long-term rate of return on the assets in the plans was based on an asset allocation assumption of about 43% with equity managers, with expected long-term rates of return of approximately 8.5%, and 57% with fixed income managers, with an expected long-term rate of return of about 6.7%. The actual asset allocation is regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The asset allocation for the foreign defined benefit pension plans as of December 31, 2006 and January 1, 2006 are as follows:

	Percentage of Plan Assets
	December 31,	January 1,
Asset Category	2006	2006

Equity securities	43%	45%
Fixed income and other investments	57%	55%

Total	100%	100%

The following table summarizes the Company’s funded status for the foreign plans as of December 31, 2006 and January 1, 2006:

	Pension Plans		Postretirement Benefit Plans
	December 31,	January 1,	December 31,	January 1,
	2006	2006	2006	2006

Projected benefit obligation	$(18)	$(18)	$(2)	$(4)
Plan assets at fair value	16	14	—	—

Funded status of plan	$(2)	$(4)	$(2)	$(4)

Funded status — overfunded	$2	$2	$—	$—
Funded status — underfunded	(4)	(6)	(2)	(4)

The following table summarizes amounts recognized in the Combined Balance Sheets related to the foreign plans as of December 31, 2006 and January 1, 2006:

	Pension Plans		Postretirement Benefit Plans
	December 31,	January 1,	December 31,	January 1,
	2006	2006	2006	2006

Other assets	$2	$2	$—	$—
Non-current liabilities	(4)	(4)	(3)	(4)
Accumulated other comprehensive income (loss)	6	5	(2)	—

Net amount recognized	$4	$3	$(5)	$(4)

The following table summarizes amounts included in other comprehensive income for the foreign defined benefit plans as of December 31, 2006 and January 1, 2006:

	Pension Plans		Postretirement Benefit Plans
	December 31,	January 1,	December 31,	January 1,
	2006	2006	2006	2006

Prior service cost	$—	$—	$(1)	$—
Net gains (losses)	6	5	(1)	—

Amounts in accumulated other comprehensive income (loss)	$6	$5	$(2)	$—

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following table summarizes key pension plan information regarding plans whose accumulated benefit obligations exceed the fair value of their respective plan assets:

	Pension Plans		Postretirement Benefit Plans
	December 31,	January 1,	December 31,	January 1,
	2006	2006	2006	2006

Information for plans with an ABO in excess of plan assets:
Projected benefit obligation	$15	$16	$2	$4
Accumulated benefit obligation	15	14	—	—
Fair value of plan assets	11	10	—	—

The following table summarizes the expected cash activity for the foreign defined benefit plans and postretirement benefit plans in the future:

Year	Pension	Postretirement

Company contributions — 2007	$1	$—
Benefit payments
2007	2	—
2008	1	—
2009	1	—
2010	1	—
2011	1	—
2012 - 2016	6	1

For measuring the expected postretirement benefit obligation for the foreign plans, the following health care cost trend rate assumptions were used:

Years	Rate

2006	10%
2007 - 2011	1% reduction each year to an ultimate rate of 5% in 2011

The effect of a 1% increase or decrease in health care trend rates on the foreign postretirement benefit plans would change the benefit obligation at the end of the year and the service cost plus interest cost by less than $0.5 million.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Multi-employer Plans

The following table summarizes the components of net periodic benefit cost related to the U.S. multi-employer plans recognized in the Combined Statements of Operations:

				Postretirement
	Pension Plans			Benefit Plans
	2006	2005	2004	2006	2005	2004

Service cost	$12	$15	$12	$1	$1	$1
Interest cost	15	14	14	1	1	1
Expected return on assets	(10)	(10)	(9)	—	—	—
Recognition of actuarial gain	5	5	5	—	—	—
Curtailments/settlements	2	—	—	—	—	—

Net periodic benefit costs	$24	$24	$22	$2	$2	$2

The estimated prior service cost for the U.S. multi-employer plans that will be amortized from accumulated other comprehensive loss into periodic benefit cost in 2007 is less than $0.5 million. The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into periodic benefit cost in 2007 is $5 million.

Each individual component of and total periodic benefit cost for the foreign multi-employer plans were less than $0.5 million for all periods presented in the Combined Statements of Operations. The Company does not expect any prior service costs for the foreign multi-employer plans to be amortized from accumulated other comprehensive loss into periodic benefit cost in 2007. The estimated net loss for the foreign multi-employer plans that will be amortized from accumulated other comprehensive loss into periodic benefit cost in 2007 is less than $0.5 million.

Contributions paid into the U.S. and foreign multi-employer plans on the Company’s behalf by Cadbury Schweppes were $98 million and $73 million as of December 31, 2006 and January 1, 2006, respectively.

Savings Incentive Plan

The Company sponsors a 401(k) Retirement Plan that covers substantially all employees who meet certain eligibility requirements. This plan permits both pretax and after-tax contributions, which are subject to limitations imposed by Internal Revenue Service regulations. The Company matches employees’ contributions up to specified levels. The Company’s contributions to this plan were approximately $6 million in each of 2006, 2005 and 2004. The Company’s contributions for 2007 are estimated to be approximately $6 million.

14.	Stock-Based Compensation Plan

Certain of the Company’s employees participate in stock based compensation plans sponsored by Cadbury Schweppes. These plans provide employees with stock or options to purchase stock in Cadbury Schweppes. Given that the Company’s employees directly benefit from participation in these plans, the expense incurred by Cadbury Schweppes for options granted to its employees has been reflected in the Company’s Combined Statements of Operations in “selling, general, and administrative expenses.” Stock compensation expense was $17 million ($10 million net of tax), $22 million ($13 million net of tax) and $7 million ($4 million net of tax) in 2006, 2005 and 2004, respectively.

Prior to January 2, 2005, the Company applied APB 25 and related interpretations when accounting for its stock based compensation plan. Under APB 25, compensation expense was determined as the difference between the market price and exercise price of the share-based award. For fixed plans, compensation expense was determined on the date of grant. For variable plans, compensation expense was measured at each balance sheet

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

date until the award became vested. Stock compensation expense for 2005 and 2006 has been determined based on SFAS 123(R), which the Company adopted effective, January 3, 2005. SFAS 123(R) requires the recognition of compensation expense in the Combined Statements of Operations related to the fair value of employee share-based awards. SFAS 123(R) revised SFAS 123 and supersedes APB 25. The Company has selected the modified prospective method of transition; accordingly, prior periods have not been restated. Upon adoption of SFAS 123(R), for awards which were classified as liabilities, the Company was required to reclassify the APB 25 historical compensation cost from equity to liability and to recognize the difference between this and the fair value liability through the current year statement of operations. The cumulative effect of the change in accounting policy for 2005 is recognized as a decrease in net income of $10 million net of tax ($16 million gross) in the Company’s Combined Statements of Operations, as a separate line item “cumulative effect of change in accounting policy.”

The pro-forma effect had the Company adopted the fair-value recognition for periods prior to the adoption of SFAS 123(R) is provided below:

2004

Net income, as reported	$446
Add: Stock-based compensation included in reported net income, net of related tax effects	3
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for awards, net of related tax effects	(4)

Net income, as adjusted	$445

Since January 2, 2005, the Company has recognized the cost of all unvested employee stock based compensation plans on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. Certain of the Company’s employee share plans contain inflation indexed earnings growth performance conditions. SFAS 123(R) requires plans with such performance criteria to be accounted for under the liability method. The liability method, as set out in SFAS 123(R), requires a liability be recorded on the balance sheet whereas no liability is required for employee share awards accounted for under the equity method. In addition, in calculating the income statement charge for share awards under the liability method, the fair value of each award must be re-measured at each reporting date until vesting whereas the equity method requires the charge be calculated with reference to the grant date fair value. This charge is calculated by estimating the number of awards expected to vest for each plan which is adjusted over the vesting period. This charge includes an allocation of share-based compensation costs incurred by Cadbury Schweppes but which related to employees of the Company.

The outstanding value of options recognized by the equity method has been reflected in “ Cadbury Schweppes’ net investment” in “total invested equity,” while the options utilizing the liability method are reflected in “accounts payable and accrued expenses” for the current portion and “other non-current liabilities” for the non-current portion in Cadbury Schweppes’ Consolidated Balance Sheets. The Company did not receive cash in any year, as a result of option exercises under share-based payment arrangements. Actual tax benefits realized for the tax deductions from option exercises were $5 million, $7 million and $2 million for 2006, 2005 and 2004, respectively. As of December 31, 2006, there was $13 million of total unrecognized before-tax compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.7 years. The total intrinsic value of options exercised during the year was $13 million, $17 million and $5 million for 2006, 2005 and 2004, respectively. An expense is recognized for the fair value at the date of grant of the estimated number of shares that will be awarded to settle the awards over the vesting period of each scheme.

The Company presents the tax benefits of deductions from the exercise of stock options as financing cash inflows in the Combined Statements of Cash Flows.

Awards under the plans are settled by Cadbury Schweppes, through either repurchases of publicly available shares, or awards under the Bonus Share Retention Plan (“BSRP”) and the Long-Term Incentive Plan (“LTIP”) will normally be satisfied by the transfer of shares to participants by the trustees of the Cadbury Schweppes Employee

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Trust (the “Employee Trust”). The Employee Trust is a general discretionary trust whose beneficiaries include employees and former employees of Cadbury Schweppes and their dependents.

The Company has a number of share option plans that are available to certain senior executives, including the LTIP and BSRP, and the Discretionary Share Option Plans (“DSOP”), full details of which are included below.

  Long-Term Incentive Plan

Approximately 15 senior executives of the Company have been granted a conditional award of shares under the LTIP. This award recognizes the significant contribution they make to shareowner value and is designed to incentivize them to strive for sustainable long-term performance. In 2006, awards for the 2006-2008 performance cycles were made to senior executives. One half of the conditional shares that vest are transferred immediately. The transfer of the remaining half is deferred for two years and is contingent on the participant’s employment with the Company not being terminated for cause during that period. Participants accumulate dividend equivalent payments both on the conditional share awards (which will only be paid to the extent that the performance targets are achieved) and during the deferral period. This part of the award is calculated as follows: number of shares vested multiplied by aggregate of dividends paid in the performance period divided by the share price on the vesting date. The current LTIP has been in place since 1997. In 2004, the Compensation Committee of Cadbury Schweppes (“the Committee”) made a number of changes to the LTIP, and the table below sets forth its key features. As explained below, from 2006, performance ranges for the growth in Underlying Earnings per Share (“UEPS”) are expressed in absolute rather than post-inflation terms.

	Awards Made Prior	Awards Made for
	to 2004	2004 Forward

Face value of conditional share award made	80% of base salary	120% of base salary (2004 and 2005). 160% of base salary (2006 forward).
Performance conditions	Award is based on Total Stockholder Return (“TSR”) relative to the Comparator Group with a UEPS hurdle.	Half of the award is based on growth in UEPS over the three year performance period. The other half of the award is based on TSR relative to the Comparator Group.
UEPS vesting requirement[1]	For the award to vest at all, UEPS must have grown by at least the rate of inflation as measured by the Retail Price Index plus 2% per annum (over three years).	The extent to which some, all or none of the award vest depends upon annual compound growth in aggregate UEPS over the performance period:
• 30% of this half of the award will vest if the absolute compound annual growth rate achieved is 6% or more.
• 100% of this half of the award will vest if the absolute compound annual growth rate achieved is 10% or more.
• Between 6% and 10%, the award will vest proportionately.
TSR vesting requirement[1]	The extent to which some, all or none of the award vests depends	The extent to which some, all or none of the award vests depends

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	Awards Made Prior	Awards Made for
	to 2004	2004 Forward

	on our TSR relative to the Comparator Group:	upon our TSR relative to the Comparator Group:
	• The minimum award of 50% of the shares conditionally granted will vest at the 50th percentile ranking.	• 30% of this half of the award will vest at the 50th percentile ranking.
	• 100% of the award will vest at the 80th percentile ranking or above.	• 100% of this half of the award will vest at the 80th percentile ranking or above.
	• Between the 50th and 80th percentiles, the award will vest proportionately.	• Between the 50th and 80th percentiles, the award will vest proportionately.
Re-tests	If the TSR performance criteria is not satisfied in the initial three year performance period, the award will be deferred on an annual basis for up to three years until the performance is achieved over the extended period (i.e., either four, five or six years). If the award does not vest after six years, then it will lapse.	There are no re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period.
Comparator Group	A weighting of 75% is applied to the UK companies in the Comparator Group, and 25% to the non-UK based companies.	The Comparator Group has been simplified and amended to include companies more relevant to the Company, and there will be no weighting as between UK and non-UK companies.

[1]	For cycles beginning in 2004 and 2005, threshold vesting was 40% of the award, and performance ranges for the growth in UEPS was expressed in post-inflation terms.

The TSR measure is a widely accepted and understood benchmark of a company’s performance. It is measured according to the return index calculated by Thomson Financial on the basis that a company’s dividends are invested in the shares of that company. The return is the percentage increase in each company’s index over the performance period. UEPS is a key indicator of corporate performance. It is measured on an absolute basis (real prior to 2006 after allowing for inflation). Sustained performance is therefore required over the performance cycle as each year counts in the calculation.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

The following companies were selected as comparator companies (the “Comparator Group”) to reflect the global nature of Cadbury Schweppes business:

	Non-UK-based	Head Office
UK-based Companies	Companies	Location

Allied Domecq#	Campbell Soup	US
Associated British Foods	Coca-Cola	US
Diageo	Coca-Cola Enterprises+	US
Northern Foods	Colgate-Palmolive	US
Reckitt Benckiser	ConAgra+	US
Scottish & Newcastle+	CSM+	Netherlands
Six Continents*	Danone	France
Tate & Lyle	General Mills	US
Unilever	Heinz	US
Uniq*	Hershey Foods	US
Whitbread*	Kellogg	US
	Kraft Foods+	US
	Lindt & Sprungli+	Switzerland
	Nestlé	Switzerland
	Pepsi Bottling Group+	US
	PepsiCo	US
	Pernod Ricard	France
	Procter & Gamble	US
	Sara Lee	US
	Suedzucker*	Germany
	Wrigley+	US

*	indicates a company dropped from the Comparator Group in 2004

+	indicates a company added to the Comparator Group for 2004 forward

#	indicates a company dropped from the Comparator Group in 2005 due to it no longer being a publicly quoted company

Awards under the LTIP (both before and after 2004) will vest in full following a change in control in Cadbury Schweppes, but only to the extent that performance targets have been met at the time of the change in control unless Cadbury Schweppes decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period.

The maximum number of shares issued under this plan, to all Cadbury Schweppes employees, was 3 million in each of 2006, 2005 and 2004. Awards made under this plan are classified as either equity, for those with TSR vesting conditions, or liabilities, for those with UEPS vesting conditions. The expense recognized by the Company in respect of these awards was $1 million, $2 million and $0 million in 2006, 2005 and 2004, respectively.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

  Bonus Share Retention Plan

The BSRP enables participants to invest all or part of their Annual Incentive Plan (“AIP”) award in Cadbury Schweppes shares (“Deferred Shares”) and earn a Cadbury Schweppes match of additional shares after three years. During the three year period, the shares are held in trust. If a participant leaves Cadbury Schweppes during the three-year period, they forfeit some of the additional shares, and in certain cases, it is possible that all of the Deferred Shares and the additional shares may be forfeited.

The number of matching shares that will be provided for grants from 2006 is as follows:

Absolute Compound Annual Growth
in Aggregate Underlying Economic
Profit (UEP) Over the Three Year	Percentage of Matching Shares
Deferral Period Equivalent to:	Awarded at the End of the Period

Below 4%	40% (Threshold)
4%	40%
8%	70%
12% or more	100% (Maximum)

There is a straight line sliding scale between those percentages. UEP is measured on an aggregate absolute growth basis, the levels of growth required to achieve the highest levels of share match being demanding. For awards made before 2006, UEP performance was measured on a real basis, with a stepped vesting scale between the threshold and maximum. Awards under the BSRP will vest in full following a change in control in Cadbury Schweppes but only to the extent that performance targets have been met at the time of the change in control unless Cadbury Schweppes decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. The 2005-2007 and 2006-2008 cycles are currently expected to result in around two-thirds of the matching shares available being awarded. Actual vesting will depend upon performance over the full vesting period.

The BSRP is available to a group of senior executives of the Company. The maximum number of shares issued, to employees under this plan was 3 million, 3 million and 1 million in 2006, 2005 and 2004, respectively. The fair value of the shares under the plan is based on the market price of the Cadbury Schweppes ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. Awards under this plan in 2004 and 2005 are classified as liabilities. Awards made in 2006 are classified as equity due to changes in the nature of the plan. The expense recognized by the Company in respect of these awards was $3 million, $2 million and $0 million in 2006, 2005 and 2004, respectively.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Discretionary Share Option Plans (DSOP)

No option grants were made to Executive Directors in 2006 as discretionary share options were removed as part of the Cadbury Schweppes’ remuneration program. No rights to subscribe for shares or debentures of any Cadbury Schweppes company were granted to or exercised by any member of any of the Director’s immediate families during 2006. All existing discretionary share option plans which apply to Executive Directors use the following criteria:

	Annual Grants Made	Annual Grants Made
	Prior to May 21, 2004	After May 21, 2004

Market value of option grant made to Executive Directors	Customary grant was 300% of base salary and the maximum was 400% of base salary.	Maximum of 200% of base salary. From 2006 onwards, no such grants are made other than in exceptional circumstances.
Performance condition	Exercise is subject to UEPS growth of at least the rate of inflation plus 2% per annum over three years.	Exercise is subject to real compound annual growth in UEPS of 4% for half the award to vest and 6% real growth for the entire award to vest over three years, measured by comparison to the UEPS in the year immediately preceding grant.
Re-tests	If required, re-testing has been on an annual basis on a rolling three-year base for the life of the option.	If the performance condition is not met within the first three years, the option will be retested in year five with actual UEPS growth in year five measured in relation to the original base year.

DSOP resulted in expense recognized by the Company of $10 million, $17 million and $5 million in 2006, 2005 and 2004, respectively. The DSOP consisted of the following three plans:

(i)  A Share Option Plan for directors, senior executives and senior managers was approved by stockholders in May 1994. Options were granted prior to July 15, 2004 and are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.

(ii) A Share Option Plan for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 Annual General Meeting (“AGM”) held on May 21, 2004). Options were granted after July 15, 2004, and are normally exercisable up to the 10th anniversary of grant, subject to the satisfaction of certain performance criteria.

(iii) The Cadbury Schweppes (New Issue) Share Option Plan 2004 was established by the Directors, under the authority given by stockholders in May 2004. Eligible executives are granted options to subscribe for new shares only. Subject to the satisfaction of certain performance criteria, options are normally exercisable up to the 10th anniversary of grant.

There are performance requirements for the exercising of options. The plans are accounted for as liabilities until vested, then as equity until exercised or lapsed.

  Other Share Plans

Cadbury Schweppes has an International Share Award Plan (“ISAP”) which is used to reward exceptional performance of employees. Following the decision to cease granting discretionary options other than in exceptional circumstances, the ISAP is now used to grant conditional awards to employees, who previously received

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

discretionary options. Approximately 540 Cadbury Schweppes employees were granted awards in 2006. Awards under this plan are classified as liabilities until vested.

  Share Award Fair Values

The fair value is measured using the valuation technique that is considered to be the most appropriate to value each class of award; these include Binomial models, Black-Scholes calculations, and Monte Carlo simulations. These valuations take into account factors such as nontransferability, exercise restrictions and behavioral considerations. Key assumptions are detailed below:

	2006
	BSRP	LTIP	ISAP

Expected volatility	N/A	18%	N/A
Expected life	3 years	3 years	1-3 years
Risk-free rate	4.5%		4.2%-4.9%
Expected dividend yield	2.5%	2.5%	2.3%-2.5%
Fair value per award (% of share price at date of grant)	185.2%(1)	92.8%UEPS	93.0%-99.3%
		46%TSR
Possibility of ceasing employment before
vesting	—	—	—
Expectations of meeting performance criteria	40%	100%	N/A

	2005
	BSRP	LTIP	DSOP	ISAP

Expected volatility	N/A	22%	22%	N/A
Expected life	3 years	3 years	(2)	1-3 years
Risk-free rate	4.5%	N/A	4.8%	4.3%
Expected dividend yield	2.5%	3.0%	3.0%	2.3%-2.5%
Fair value per award (% of share price at date of grant)	185.3%(1)	91.4%UEPS	23.0%	93.0%-97.8%
		49.6%TSR
Possibility of ceasing
employment before vesting	—	—	14%	—
Expectations of meeting performance criteria	40%	50%	85%	N/A

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	2004
	BSRP	LTIP	DSOP	ISAP

Expected volatility	N/A	22%	22%	N/A
Expected life	3 years	3 years	(2)	1-3 years
Risk-free rate	4.5%	N/A	4.7%-5.0%	4.4%-5.0%
Expected dividend yield	2.7%	3.0%	3.0%	2.7%-3.2%
Fair value per award (% of share price at date of grant)	185.8%(1)	91.4%UEPS	23.3%	91.6%-99.2%
		49.5%TSR
Possibility of ceasing
employment before vesting	—	—	11%	—
Expectations of meeting performance criteria	40%	50%	100%	N/A

(1)	Fair value of BSRP includes 100% of the matching shares available.

(2)	The fair value calculation of a discretionary share option uses an expected life to the point of expected exercise. This is determined through analysis of historical evidenced exercise patterns of option holders.

Expected volatility was determined by calculating the historical volatility of the Company’s share price over the previous three years. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of nontransferability, exercise restrictions and behavioral considerations. The risk-free rates used reflect the implied yield on zero coupon bonds issued in the UK, with periods which match the expected term of the awards valued. The expected dividend yield is estimated using the historical dividend yield of Cadbury Schweppes.

A summary of the status of the Company’s non-vested shares, in relation to the BSRP, LTIP and ISAP at December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

	Number of	Weighted
	Non-vested	Average
	Shares	Grant Date
	(’000)	Fair Value

Non-vested at January 2, 2006	$899	$5.57
Granted	1,310	7.89
Vested	(100)	6.32
Forfeitures	(242)	6.16

Non-vested at December 31, 2006	$1,867	6.92

The total grant date fair value of shares vested during the year was $1 million in each of 2006, 2005 and 2004.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

A summary of option activity during 2006, in relation to the DSOP, is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Shares	Exercise	Contractual	Intrinsic
	(’000)	Price	Term	Value

Outstanding at the beginning of the year	25,752	$7.53
Exercised	(2,644)	7.64
Cancelled	(439)	8.43

Outstanding at the end of the year	22,669	$8.62	6.0 years	$47

Exercisable at the end of the year	14,805	$8.23	4.9 years	$37

15.	Segments

The Company presents segment information in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), which established reporting and disclosure standards for an enterprise’s operating segments. Operating segments are defined as components of an enterprise that are businesses, for which separate financial information is available, and for which the financial information is regularly reviewed by the Company leadership team and the chief operating decision maker.

Segment results are based on management reports, which are prepared in accordance with International Financial Reporting Standards. Net sales, gross contribution before marketing (“GCBM”) and underlying operating profit (“UOP”) are the significant financial measures used to measure the operating performance of the Company’s operating segments. UOP is defined as income from operations before restructuring costs, non-trading items, interest, amortization and impairment of intangibles.

As of December 31, 2006, the Company’s operating structure consisted of the following five operating segments:

•	The Beverage Concentrates segment reflects sales from the manufacture of concentrates and syrups in the United States and Canada. Most of the brands in this segment are CSD brands.

•	The Finished Goods segment reflects sales from the manufacture and distribution of finished beverages and other products in the United States and Canada. Most of the brands in this segment are non-CSD brands.

•	The Bottling Group segment reflects sales from the manufacture, bottling and/or distribution of finished beverages, including sales of the Company’s own brands and third-party owned brands.

•	The Snapple Distributors segment reflects sales from the distribution of finished beverages primarily Snapple, in New York City and the surrounding regions.

•	The Mexico and Caribbean segment reflects sales from the manufacture, bottling and/or distribution of both concentrates and finished beverages in those geographies.

Under management reporting, transactions between segments are eliminated except to the Bottling Group.

The Company’s current segment reporting structure is largely the result of acquiring and combining various portions of our business over the past several years. Although the Company continues to report its segments separately, due to the integrated nature of its business model, it manages its business to maximize profitability for the Company as a whole. As a result, profitability trends in individual segments may not be consistent with the profitability of the Company or comparable to its competitors.

The Company has significant intersegment transactions. For example, the Bottling Group segment purchases concentrates from the Beverage Concentrates segment. In addition, the Snapple Distributors segment purchases

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

finished beverages from the Finished Goods segment. These sales are eliminated in preparing the Company’s combined results of operations.

The Company incurs selling, general and administrative expenses in each of its segments. In the Company’s segment reporting, the selling, general and administrative expenses of the Bottling Group, Snapple Distributors and Mexico and the Caribbean segments relate primarily to those segments. However, as a result of the Company’s historical segment reporting policies, certain combined selling activities that support the Beverage Concentrates and Finished Goods segments have not been proportionally allocated between these two segments. The Company also incurs certain centralized finance and corporate costs that support its entire business, which have not been directly allocated to its respective segments but rather have been allocated primarily to the Beverage Concentrates segment.

Information about the Company’s operations by operating segment for 2006, 2005 and 2004 is as follows:

	2006	2005	2004

Net Sales
Beverage Concentrates	$1,330	$1,304	$1,238
Finished Goods	1,337	1,342	1,287
Bottling Group	1,701	—	—
Snapple Distributors	271	241	241
Mexico and the Caribbean	408	354	310

Segment total	5,047	3,241	3,076
Adjustments and eliminations	(312)	(36)	(11)

Net sales as reported	$4,735	$3,205	$3,065

Gross Contribution Before Marketing
Beverage Concentrates	$1,206	$1,169	$1,117
Finished Goods	686	674	665
Bottling Group	590	—	—
Snapple Distributors	53	52	54
Mexico and the Caribbean	234	208	184

Segment total	2,769	2,103	2,020
Adjustments and eliminations	(28)	(18)	(6)

Gross profit as reported	$2,741	$2,085	$2,014

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

	2006	2005	2004

Underlying Operating Profit
Beverage Concentrates	$710	$657	$626
Finished Goods	172	165	242
Bottling Group	84	—	—
Snapple Distributors	46	44	1
Mexico and the Caribbean	102	96	83

Segment total	1,114	962	952
Corporate and other	(14)	11	(20)
Adjustments and eliminations	(295)	(186)	(229)

Income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	$805	$787	$703

	2006	2005	2004

Depreciation
Beverage Concentrates	$11	$12	$14
Finished Goods	21	22	24
Bottling Group	46	—	—
Snapple Distributors	5	5	5
Mexico and the Caribbean	11	10	8

Segment total	94	49	51
Corporate and other	(1)	(2)	2
Adjustments and eliminations	1	1	—

Depreciation as reported	$94	$48	$53

	2006	2005

Fixed Assets
Beverage Concentrates	$81	$80
Finished Goods	122	122
Bottling Group	457	—
Snapple Distributors	19	21
Mexico and the Caribbean	71	71

Segment total	750	294
Corporate and other	23	26
Adjustments and eliminations	(18)	6

Property, plant and equipment, net as reported	755	326
Current assets as reported	1,632	1,331
All other non-current assets as reported	6,959	5,776

Total assets as reported	$9,346	$7,433

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Reconciliation of Segment Information

Total segment net sales include Beverage Concentrates and Finished Goods sales to the Bottling Group segment. These sales amounted to $310 million in 2006 and are eliminated in the Combined Statement of Operations.

Total segment GCBM in 2006 and in 2005 includes gross contribution attributable to Beverage Concentrates and Finished Goods sales to the Bottling Group segment. The portion attributed to these sales was $19 million and was eliminated in the Combined Statements of Operations. The other significant adjustment to reconcile GCBM to “gross profit” was related to inventory purchase accounting adjustments at Bottling Group.

The significant adjustments to reconcile UOP to “income before provision for income taxes, equity in earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy” are interest expense and restructuring charges.

Geographic Data

The Company utilizes separate legal entities for transactions with customers outside of the United States. Information about the Company’s operations by geographic region for 2006, 2005 and 2004 is below:

	2006	2005	2004

Net sales:
United States	$4,151	$2,675	$2,596
International	584	530	469

Net sales:	$4,735	$3,205	$3,065

	December 31,	January 1,
	2006	2006

Property, plant and equipment — net:
United States	$681	$251
International	74	75

Property, plant and equipment — net	$755	$326

Major Customers

None of the Company’s customers accounted for 10% or more of total net sales.

16.	Related Party Transactions

Allocated Expenses

The Company has been allocated corporate overhead expenses from Cadbury Schweppes and its subsidiaries for corporate-related functions based on the most relevant allocation method to the service provided. To the extent expenses have been paid by Cadbury Schweppes and its subsidiaries on behalf of the Company, they have been allocated based upon the direct costs incurred. Where specific identification of expenses has not been practicable, the costs of such services has been allocated based upon the most relevant allocation method that management believes is reasonable, primarily either as a percentage of revenue or headcount of the Company as a percentage of headcount. The Company was allocated $142 million, $115 million and $154 million of overhead costs in 2006, 2005 and 2004, respectively.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Cash Management

Cadbury Schweppes uses a centralized approach to cash management and financing of operations. The Company’s cash is available for use and is regularly swept by Cadbury Schweppes operations in the U.S. at its discretion. Cadbury Schweppes also funds the Company’s operating and investing activities as needed. Transfers of cash, both to and from Cadbury Schweppes’ cash management system, are reflected as a component of “Cadbury Schweppes’ net investment” in the Company’s Combined Balance Sheets.

Royalties

The Company earns royalties from other Cadbury Schweppes-owned companies for the use of certain brands owned by the Company. Total amounts earned were $1 million, $9 million and $8 million for 2006, 2005 and 2004, respectively.

Purchase of Intangibles

The Company purchased certain trademarks from Cadbury Schweppes for a total purchase price of $34 million and $34 million in 2006 and 2005, respectively. These purchases were substantially equivalent to those that prevail in an arm’s length transaction. In both years, these trademarks were determined to be perpetual trademarks with indefinite lives.

Notes Receivable

The Company holds note receivable balances with CSFPLC (a wholly-owned subsidiary of the Cadbury Schweppes) for which CSFPLC owed the Company $579 million and $669 million in 2006 and 2005. The notes generated $25 million and $26 million of interest income for December 31, 2006 and January 1, 2006, respectively. In addition, the Company recorded $10 million of interest income in 2005 for a $300 million note receivable from Cadbury Trebor Bassett (a wholly-owned subsidiary of the Cadbury Schweppes) which the Company settled in the same year.

Debt and Related Items

The Company has entered into a variety of debt agreements with other companies owned by Cadbury Schweppes. These agreements (as well as outstanding balances under the agreements) are described in Note 10.

Transactions with Dr Pepper/Seven Up Bottling Group

Prior to the Company’s acquisition of the remaining shares of DPSUBG on May 2, 2006, the Company and DPSUBG entered into various transactions in the ordinary course of business as outlined below:

Marketing support, co-packing fees and other arrangements

The Company assisted DPSUBG in a variety of marketing programs, local media advertising and other similar arrangements to promote the sale of Company-branded products. DPSUBG charged the Company co-packing fees related to the manufacture of certain Company-branded products. The Company paid DPSUBG marketing support, co-packing fees and other fees totaling $41 million, $125 million and $123 million during 2006, 2005 and 2004, respectively.

Sales of beverage concentrates

DPSUBG bought concentrates from the Company for the manufacture of Company-branded soft drinks. The Company’s concentrates sales to DPSUBG totaled $100 million, $426 million and $393 million during 2006, 2005 and 2004, respectively.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)

Sales of finished goods

DPSUBG purchased finished product from the Company for sale to retailers. The Company’s finished product sales totaled $16 million, $53 million and $62 million during 2006, 2005 and 2004, respectively.

The Company had recorded receivables from DPSUBG relating to the above transactions totaling $64 million at January 1, 2006.

17.	Subsequent Events

SeaBev Acquisition

On July 11, 2007, the Company acquired the Jacksonville, Florida-based Southeast-Atlantic Beverage Corp. (“SeaBev”), the second largest independent bottling and distribution company in the United States, for approximately $53 million. SeaBev has 2 manufacturing facilities and 16 warehouses and distribution centers located from Miami to Atlanta. It distributes many of the Company’s CSDs and non-CSD’s throughout Florida and Northern Georgia, providing the Company with expanded geographic coverage and a more integrated business.

Glacéau Termination

Following its acquisition by Coca-Cola on August 30, 2007, Energy Brands, Inc. notified the Company that it was terminating the Company’s distribution agreements for glacéau products, including vitaminwater, fruitwater and smartwater, effective November 2, 2007. Pursuant to the terms of the agreement, the Company expects to receive a payment from Energy Brands, Inc. of approximately $90 million for this termination.

Organizational Restructuring

On October 10, 2007, the Company announced a restructuring of its organization that is intended to create a more efficient organization. This restructuring will result in a reduction of approximately 470 employees. As a result of the restructuring, the Company expects to recognize a charge of approximately $70 million primarily in 2007, with the balance in 2008. The Company expects the restructuring to generate annual cost savings of approximately $70 million most of which are expected to be realized in 2008 with the full annual benefit realized from 2009 onwards. As part of this restructuring, the Bottling Group segment has assumed management and operational control of the Snapple Distributors segment. These operations are currently being integrated and will be reported in the Company’s 2007 annual results as a single segment.

* * * * *

DR PEPPER SNAPPLE GROUP, INC.

CONDENSED COMBINED BALANCE SHEETS

	September 30,	December 31,
	2007	2006
	(Unaudited)
	(U.S. dollars in millions)

ASSETS
Current assets:
Cash and cash equivalents	$34	$35
Accounts receivable:
Trade (net of allowances of $21 and $14, respectively)	609	562
Other	30	18
Related party receivable	11	5
Notes receivable from related parties (Note 14)	1,931	579
Inventories (Note 3)	352	300
Deferred tax assets	57	61
Prepaid and other current assets	94	72

Total current assets	3,118	1,632
Property, plant and equipment, net	795	755
Investment in unconsolidated subsidiaries	14	12
Goodwill, net (Note 4)	3,211	3,180
Other intangible assets, net (Note 4)	3,635	3,651
Other non-current assets (Note 5)	95	107
Non-current deferred tax assets	28	9

Total assets	$10,896	$9,346

LIABILITIES AND INVESTED EQUITY
Current liabilities:
Accounts payable and accrued expenses (Note 6)	$763	$788
Related party payable	509	183
Current portion of long-term debt payable to third parties (Note 8)	40	—
Current portion of long-term debt payable to related parties (Note 8)	218	708
Income taxes payable	24	12

Total current liabilities	1,554	1,691
Long-term debt payable to third parties (Note 8)	23	543
Long-term debt payable to related parties (Note 8)	2,946	2,541
Deferred tax liabilities	1,267	1,292
Other non-current liabilities	114	29

Total liabilities	5,904	6,096
Commitments and contingencies (Notes 9)
Cadbury Schweppes’ net investment	4,964	3,249
Accumulated other comprehensive income	28	1

Total invested equity	4,992	3,250

Total liabilities and invested equity	$10,896	$9,346

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

DR PEPPER SNAPPLE GROUP, INC.

CONDENSED COMBINED STATEMENTS OF OPERATIONS

	Nine Months Ended	January 2, 2006 -
	September 30, 2007	September 30, 2006
	(Unaudited)
	(U.S. Dollars in millions)

Net sales	$4,347	$3,380
Cost of sales	1,984	1,399

Gross profit	2,363	1,981
Selling, general and administrative expenses	1,527	1,239
Depreciation and amortization	69	44
Restructuring costs (Note 10)	36	9
Gain on disposal of property and intangible assets	—	(32)

Income from operations	731	721
Interest expense	195	189
Interest income	(38)	(35)
Other (income) expense	(2)	5

Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries	576	562
Provision for income taxes (Note 7)	218	206

Income before equity in earnings of unconsolidated subsidiaries	358	356
Equity in earnings of unconsolidated subsidiaries, net of tax	1	3

Net income	$359	$359

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

DR PEPPER SNAPPLE GROUP, INC.

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

	Nine Months Ended	January 2, 2006 -
	September 30, 2007	September 30, 2006
	(Unaudited)
	(U.S. Dollars in millions)

Operating activities:
Net income	$359	$359
Adjustments to reconcile net income to net cash provided by operations:
Depreciation expense	89	65
Amortization expense	38	33
Provision for doubtful accounts	10	(2)
Employee stock-based compensation expense	14	12
Excess tax benefit on stock-based compensation	(4)	(1)
Deferred income taxes	(36)	1
Gain on disposal of intangible assets	—	(32)
Equity in earnings of unconsolidated subsidiaries, net of tax	(2)	(3)
Other, net	—	(4)
Changes in operating assets and liabilities, net of acquisitions:
Increase in trade accounts receivable	(38)	(8)
(Increase) decrease in other accounts receivable	(9)	41
(Increase) in related party receivable	(8)	(18)
(Increase) decrease in inventories	(41)	9
Decrease (increase) in prepaid expenses other current assets	5	(9)
(Increase) decrease in other assets	(6)	32
Decrease in other non-current assets	4	1
(Decrease) in accounts payable and accrued expenses	(48)	(93)
Increase in related party payables	350	131
Increase in income taxes payable	9	—
Increase in other non-current liabilities	71	7

Net cash provided by operating activities	757	521

Investing activities:
Acquisition of subsidiaries, net of cash	(20)	(436)
Purchases of investments and intangible assets	(4)	(54)
Proceeds from disposals of investments and other assets	—	53
Purchases of property, plant and equipment	(123)	(79)
Proceeds from disposals of property, plant and equipment	1	12
Issuances of notes receivable	(1,829)	(56)
Repayment of notes receivables	525	10

Net cash used in investing activities	(1,450)	(550)

Financing activities:
Proceeds from issuance of long-term debt	2,803	1,218
Repayment of long-term debt	(3,232)	(1,157)
Excess tax benefit on stock-based compensation	4	1
Cash distributions	(189)	—
Change in Cadbury Schweppes’ net investment	1,305	19

Net cash provided by financing activities	691	81

Cash and cash equivalents — net change from:
Operating, investing and financing activities	(2)	52
Currency translation	1	—
Cash and cash equivalents at beginning of period	35	28

Cash and cash equivalents at end of period	$34	$80

Supplemental cash flow disclosures of non-cash investing and financing activities:
Non-cash transfers of property, plant and equipment to other Cadbury Schweppes companies	$9	$9
Non-cash transfers of operating assets and liabilities to other Cadbury Schweppes companies	40	2
Non-cash reduction in long term debt from Cadbury Schweppes net investment	257	383
Cadbury Schweppes or related entities acquisition payments reflected through Cadbury Schweppes’ net investment	17	27
Non-cash issuance of note payable related to acquisition	38	—
Operating liabilities expected to be reimbursed by Cadbury Schweppes	12	—
Supplemental cash flow disclosures:
Interest paid	$182	$91
Income taxes paid	26	11

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

DR PEPPER SNAPPLE GROUP, INC.

CONDENSED COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY

		Accumulated
	Parent	Other	Total
	Company	Comprehensive	Invested	Comprehensive
	Net Investment	Income	Equity	Income
		(Unaudited)
		(U.S. Dollars in millions)

Balance at December 31, 2006	$3,249	$1	$3,250
Net income	359	—	359	$359
Distributions	(189)		(189)
Movement in Cadbury Schweppes’ investments, net	1,561	—	1,561	—
Adoption of FIN 48 (Note 7)	(16)		(16)
Other comprehensive income:
Foreign currency translation adjustment	—	27	27	27

Comprehensive income				$386

Balance at September 30, 2007	$4,964	$28	$4,992

The accompanying notes are an integral part of these unaudited condensed combined financial statements.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
As of September 30, 2007 and for the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006.
(U.S. Dollar amounts in millions)

1.	Background and Basis of Presentation

Background

Dr Pepper Snapple Group, Inc. (formerly known as CSAB, Inc.) (the “Company”) is a wholly-owned subsidiary of Cadbury Schweppes plc (“Cadbury Schweppes”) that was incorporated as a Delaware corporation on October 24, 2007 to own Cadbury Schweppes’ Americas Beverages business. This business will be transferred to the Company prior to the distribution of all its outstanding shares of common stock to shareholders of Cadbury Schweppes. The initial capitalization was two dollars. Prior to ownership of Cadbury Schweppes’ Americas Beverages business, the Company does not have any operations. The Company conducts operations in the United States, Canada, Mexico and parts of the Caribbean.

The Company’s key brands include Dr Pepper, Snapple, 7UP, Mott’s, Sunkist, Hawaiian Punch, A&W, Canada Dry, Schweppes, Squirt, Clamato, Peñafiel, Mr & Mrs T, Margaritaville and Rose’s.

Basis of Presentation

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The accompanying financial information as of September 30, 2007 and for the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006 consist of the Company’s businesses. The Company has prepared these combined financial statements, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. These combined financial statements should be read in conjunction with the Company’s annual combined financial statements and the notes thereto.

In the opinion of management, the unaudited financial information reflects all adjustments, which are normal recurring adjustments, necessary to present a fair statement of financial position, results of operations and cash flows. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the operating results that may be expected for the full year or any future period.

The financial statements have been prepared on a “carve-out” basis from Cadbury Schweppes’ consolidated financial statements using the historical results of operations, assets and liabilities attributable to Cadbury Schweppes’s Americas Beverages business and include allocations of expenses from Cadbury Schweppes. This historical Cadbury Schweppes Americas Beverages information is our predecessor financial information. The Company eliminates from its financial results all intercompany transactions between entities included in the combination and the intercompany transactions with its equity method investees.

The combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Company operated as an independent company during the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying combined financial statements.

Cadbury Schweppes currently provides certain corporate functions to the Company and costs associated with these functions have been allocated to the Company.

These functions include corporate communications, regulatory, human resources and benefit management, treasury, investor relations, corporate controller, internal audit, Sarbanes Oxley compliance, information

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

technology, corporate and legal compliance, and community affairs. The costs of such services have been allocated to the Company based on the most relevant allocation method to the service provided, primarily based on relative percentage of revenue or headcount. Management believes such allocations are reasonable; however, they may not be indicative of the actual expense that would be incurred had the Company been operating as an independent company for the periods presented. The charges for these functions are included primarily in “selling, general, and administrative expenses” in the Combined Statements of Operations.

The total invested equity represents Cadbury Schweppes’ interest in the recorded net assets of the Company. The net investment balance represents the cumulative net investment by Cadbury Schweppes in the Company through that date, including any prior net income or loss attributed to the Company. Certain transactions between the Company and other related parties within the Cadbury Schweppes group, including allocated expenses, are also included in Cadbury Schweppes’ net investment.

The interim periods presented are the nine months ended September 30, 2007 and the period from January 2, 2006 as the Company’s fiscal year 2006 began on January 2, 2006 due to the Company’s previous policy of utilizing year end dates which represented the Sunday closest to December 31 each year. Effective 2006, the Company’s fiscal year ends on December 31 of each year.

New Accounting Standards

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141 (revised 2007), Business Combinations (“SFAS 141(R)”). SFAS 141(R) will significantly change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Some of the changes, such as the accounting for contingent consideration, will introduce more volatility into earnings. SFAS 141(R) is effective for the Company beginning January 1, 2009. The Company is currently evaluating the provisions of SFAS 141(R) and has not determined the impact, if any, on its combined financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (“SFAS 160”). SFAS 160 improves the relevance, comparability, and transparency of financial information provided to investors by requiring all entities to report noncontrolling interests in subsidiaries as equity in the consolidated financial statements. SFAS 160 is effective for the Company beginning January 1, 2009. The Company is currently evaluating the provisions of SFAS 160 and has not determined the impact, if any, on its combined financial statements.

In June 2007, the FASB ratified Emerging Issues Task Force (“EITF”) Issue No. 06-11 Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (“EITF 06-11”), which requires entities to record tax benefits on dividends or dividend equivalents that are charged to retained earnings for certain share-based awards to additional paid-in capital. In a share-based payment arrangement, employees may receive dividends or dividend equivalents on awards of nonvested equity shares, nonvested equity share units during the vesting period, and share options until the exercise date. Generally, the payment of such dividends can be treated as deductible compensation for tax purposes. The amount of tax benefits recognized in additional paid-in capital should be included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. EITF 06-11 is effective for fiscal years beginning after December 15, 2007, and interim periods within those years. The Company believes the adoption of EITF 06-11 will not have a material impact on its combined financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment to FASB Statement No. 115 (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value of option has been elected will be recognized in earnings at each subsequent in earnings at each subsequent reporting date. SFAS 159 is effective for the Company January 1, 2008. The Company believes that the adoption of SFAS 159 will not have a material impact on its combined financial statements.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157 is effective for the Company January 1, 2008. A one-year deferral is in effect for nonfinancial assets and nonfinancial liabilities that are measured on a nonrecurring basis. The Company believes that the adoption of SFAS 157 will not have a material impact on its combined financial statements.

2.	Acquisitions

On May 2, 2006, the Company acquired approximately 55% of the outstanding shares of Dr Pepper/Seven-Up Bottling Group, Inc. (“DPSUBG”), which combined with the Company’s pre-existing 45% ownership, resulted in full ownership of DPSUBG. DPSUBG’s principal operations are the bottling and distribution of beverages produced by the Company’s Beverage Concentrates and Finished Goods operating segments, and certain beverages produced by third parties, all in North America. The Company acquired DPSUBG to strengthen the route-to-market of its North American beverages business.

The purchase price for the approximately 55% of DPSUBG the Company did not previously own was approximately $370 million, which consisted of $347 million in cash and $23 million in related expenses paid by Cadbury Schweppes. The full purchase price was funded through related party debt with the subsidiaries of Cadbury Schweppes. None of the goodwill is deductible for tax purposes.

The acquisition was accounted for as a purchase under SFAS No. 141, Business Combinations (“SFAS 141”). The following table summarizes the allocation of the purchase price of approximately 55% of DPSUBG’s assets and liabilities:

At
May 2, 2006

Current assets	$182
Investments	1
Property, plant and equipment	190
Intangible assets	410

Total assets acquired	783
Current liabilities	184
Long-term debt	358
Deferred tax liabilities	146
Other liabilities	131

Total liabilities assumed	819
Net liabilities assumed	(36)
Cash acquired	10
Goodwill	396

Total purchase price	$370

Included within the allocation of the purchase price in the table above are $410 million of intangible assets, which includes indefinite lived Company-related bottler agreements of $282 million, $70 million of customer relationships and contracts and $48 million of non-Company-related bottler agreements being amortized over 10 years and 5 years, respectively; and other intangible assets of $10 million being amortized over 10 years.

The results of DPSUBG have been included in the individual line items within the Combined Statement of Operations from May 2, 2006. Prior to this date, the existing investment in DPSUBG was accounted for by the equity method.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

The following unaudited proforma summary presents the results of operations as if the acquisition of DPSUBG had occurred on January 2, 2006. The proforma information may not be indicative of future performance.

January 2, 2006 –
September 30, 2006

Sales	$4,088

Net income	$349

The Company also acquired All American Bottling Company (“AABC”) for $58 million on June 9, 2006, Seven-Up Bottling Company of San Francisco (“Easley”) for $51 million on August 7, 2006, and Southeast-Atlantic Beverage Corporation (“SeaBev”) for $53 million on July 11, 2007. Goodwill of $39 million and identifiable intangible assets of $54 million were recorded. The Company has not yet completed its fair value assessment of the assets acquired and liabilities assumed of the SeaBev acquisition. We expect to have this assessment completed by the end of first quarter 2008. These acquisitions further strengthen the route-to-market of the Company’s North American beverage business.

The goodwill associated with these transactions has been assigned to the Bottling Group, Beverage Concentrates and Finished Goods segments. The amounts assigned to these segments were $218 million, $322 million and $233 million, respectively. The goodwill represents benefits of the acquisitions that are in addition to the fair value of the net assets acquired and the anticipated increased profitability arising from the future revenue and cost synergies arising from the combination.

Supplemental schedule of non-cash investing activities:

In conjunction with the acquisitions of DPSUBG, AABC, Easley and SeaBev the following liabilities were assumed as of September 30:

	2007	2006
	SeaBev	DPSUBG	AABC	Easley

Fair value of assets acquired	$76	$1,189	$64	$99
Cash paid by the Company	—	(347)	(58)	(51)
Cash paid by Cadbury Schweppes	—	(23)	—	—

Liabilities assumed	$76	$819	$6	$48

3.	Inventories

Inventories consist of the following:

	September 30,	December 31,
	2007	2006

Raw materials	$89	$105
Work in process	1	5
Finished goods	293	214

Inventories at FIFO cost	383	324
Reduction to LIFO cost	(31)	(24)

Inventories	$352	$300

Percent of inventory accounted for by:
LIFO	91%	91%
FIFO	9%	9%

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

4.	Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill for the nine months ended September 30, 2007 by reporting unit are as follows:

	Beverage	Finished	Bottling	Mexico and
	Concentrates	Goods	Group	the Caribbean	Total

Balance at December 31, 2006	$1,733	$1,222	$188	$37	$3,180
Acquisitions (disposals)	—	—	32	—	32
Changes due to currency	(1)	—	—	—	(1)

Balance at September 30, 2007	$1,732	$1,222	$220	$37	$3,211

The weighted average useful lives, as applicable, and the net carrying amounts of intangible assets other than goodwill as of September 30, 2007 and December 31, 2006 are as follows:

As of September 30, 2007:

	Weighted
	Average			Net
	Useful Life	Gross	Accumulated	Carrying
	(years)	Amount	Amortization	Amount

Intangible assets with indefinite lives:
Brands		$3,097	$—	$3,097
Bottler agreements		404	—	404
Distributor Rights		27	—	27
Intangible assets with finite lives:
Brands	8	29	(15)	14
Customer relationships	7	73	(17)	56
Bottler agreements	5	52	(15)	37

Total		$3,682	$(47)	$3,635

As of December 31, 2006:

	Weighted
	Average			Net
	Useful Life	Gross	Accumulated	Carrying
	(years)	Amount	Amortization	Amount

Intangible assets with indefinite lives:
Brands		$3,096	$—	$3,096
Bottler agreements		404	—	404
Distributor Rights		24	—	24
Intangible assets with finite lives:
Brands	7	29	(12)	17
Customer relationships	7	73	(8)	65
Bottler agreements	5	52	(7)	45

Total		$3,678	$(27)	$3,651

Amortization expense for intangible assets was $20 million and $13 million in the nine months ended September 30, 2007 and for the period from January 2, 2006 to September 30, 2006, respectively. No impairment expense was recognized in the nine months ended September 30, 2007 and the period from January 2, 2006 to

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

September 30, 2006. At September 30, 2007, estimated amortization expense for the remainder of 2007 and for each of the next four years is $7 million, $27 million, $23 million, $23 million and $17 million, respectively.

During the period from January 2, 2006 to September 30, 2006, the Company sold the Slush Puppie business, which included certain trademarks with net book value of $14 million, to the ICEE Company for $23 million. The Company also sold the Grandma’s Molasses brand and certain related assets, which had a net book value of $0 to B&G Foods for $30 million.

5.	Other Assets

The Company provides support to certain customers to cover various programs and initiatives to increase net sales. Costs of these programs and initiatives are recorded in “prepaid expenses and other current assets” and “other non-current assets.” These costs include contributions to customers or vendors for equipment used to market and sell the Company’s products as well as certain other brand placement fees.

The long-term portion of the costs for these programs is recorded in other non-current assets and subsequently amortized over the period to be directly benefited and amounted to $89 million and $100 million net of accumulated amortization, as of September 30, 2007 and December 31, 2006, respectively. The amounts of these incentives are amortized based upon a methodology consistent with the Company’s contractual rights under these arrangements.

The amortization charge for the cost of contributions to customers or vendors for equipment was $9 million and $13 million for the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006, respectively, and was recorded in “selling, general and administrative expenses” in the Combined Statements of Operations.

The amortization charge for the cost of other programs and incentives was $8 million and $7 million for the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006, respectively and was recorded as a deduction from sales.

6.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following:

	September 30,	December 31,
	2007	2006

Trade accounts payable	$329	$256
Customer rebates	169	184
Accrued compensation	81	96
Other current liabilities	184	252

Accounts payable and accrued expenses	$763	$788

7.	Income Taxes

The Company’s effective tax rate for the nine months ended September 30, 2007 is 37.8%. For the nine months ended September 30, 2007, the Company earned $576 million before taxes and equity in earnings and provided for income taxes of $218 million. The effective tax rate varied from the U.S. federal statutory rate for the nine months ended September 30, 2007 primarily due to the net impact of foreign operations, state income taxes and the domestic manufacturing deduction.

The Company’s effective tax rate for the nine months ended September 30, 2006 was 36.9%. For the period from January 2, 2006 to September 30, 2006, the Company earned $562 million before taxes and equity in earnings and provided for income taxes of $206 million. The effective tax rate varied from the U.S. federal statutory rate for

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

the period from January 2, 2006 to September 30, 2006 primarily due to the net impact of foreign operations, state income taxes, the domestic manufacturing deduction, and the favorable results from various tax audit closures.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which is an interpretation of the SFAS No. 109, “Accounting for Income Taxes.” The Company has adopted the provisions of FIN 48 effective January 1, 2007, as required.

The cumulative effect of adopting FIN 48 was a $16 million increase in tax reserves and a corresponding decrease to opening retained earnings at January 1, 2007. Upon adoption, the amount of gross unrecognized tax benefit at January 1, 2007 was $85 million. Of this amount $45 million, if recognized, would impact the Company’s effective tax rate.

Interest and penalties related to income tax liabilities are included in income tax expense. The balance of accrued interest and penalties recorded on the balance sheet at January 1, 2007 was $13 million and $2 million, respectively.

The Company recorded an additional FIN 48 liability of $12 million in connection with tax positions taken during the nine months ended September 30, 2007. Additionally, the Company released $6 million for the settlement of various tax positions during the same period. With limited exceptions, the Company is no longer subject to U.S. federal tax audits for years through 2002. The Company’s U.S. income tax returns for 2003 through 2005 are currently under examination by the Internal Revenue Service (“IRS”). Additionally, the Company is currently under examination for various years in various state and foreign jurisdictions. It is reasonably possible that within the next 12 months it will work with taxing authorities to resolve some or all of the matters presently under examination; however, an estimate of the range of financial statement impact that may result from these examinations cannot be made at this time.

8.	Long-term obligations

Debt Payable to Related Parties

	September 30,	December 31,
	2007	2006

Loans payable to related parties, with various fixed and floating interest rates(a)	$3,164	$3,249
Less — Current portion	(218)	(708)

Long-term debt payable to related parties	$2,946	$2,541

(a)	Debt agreements with related parties consist of:

Cadbury Ireland Limited (“CIL”)

Total principal owed to CIL was $40 million at September 30, 2007 and December 31, 2006. The debt bears interest at a floating rate based on 3-month LIBOR. Actual rates were 5.95% and 5.36% at September 30, 2007 and December 31, 2006, respectively. The outstanding principal balance is due in November 2007 and is included in the current portion of long-term debt. The Company recorded $2 million and $2 million of interest expense related to these notes for the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006, respectively.

Cadbury Schweppes Finance plc (“CSFPLC”)

The Company has a variety of debt agreements with CSFPLC with maturity dates ranging from May 2008 to May 2011. These agreements had a combined outstanding principal balance of $566 million and $2,937 million at September 30, 2007 and December 31, 2006, respectively. At September 30, 2007 and December 31, 2006, $566 million and $2,387 million of the debt, respectively, were based upon a floating rate ranging between

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

LIBOR plus 1.5% to LIBOR plus 2.5%. The remaining principal balance of $550 million at December 31, 2006 had stated interest fixed rates ranging from 5.76% to 5.95%. The Company recorded $53 million and $121 million of interest related to these notes for the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006, respectively.

Cadbury Schweppes Overseas Limited (“CSOL”)

Total principal owed to CSOL was $23 million and $22 million at September 30, 2007 and December 31, 2006, respectively. The debt bears interest at a floating rate based on Mexican LIBOR plus 1.5% and matures in 2009. Actual rates were 9.89% at September 30, 2007 and December 31, 2006. The Company recorded $2 million and $15 million of interest expense related to these notes for the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006, respectively.

Cadbury Adams Canada, Inc. (“CACI”)

Total principal owed to CACI was $67 million and $15 million at September 30, 2007 and December 31, 2006, respectively and is payable on demand. The debt bears interest at a floating rate based on 1 month Canadian LIBOR. Actual rates were 5.15% and 4.26% at September 30, 2007 and December 31, 2006, respectively. The Company recorded $1 million and less than $1 million of interest expense related to this debt for the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006, respectively.

Cadbury Schweppes Americas Holding BV (“CSAHBV”)

During 2007, CSAHBV issued the Company a variety of debt agreements with maturity dates ranging from 2009 to 2017. These agreements had a combined outstanding principal balance of $2,468 million at September 30, 2007 and bear interest at a floating rate ranging between 6 Month USD LIBOR plus .75% to 6 Month USD LIBOR plus 1.75%. The Company recorded $107 million of interest related to these notes for the nine months ended September 30, 2007.

Cadbury Schweppes Treasury America (“CSTA”)

Total principal owed to CSTA was $0 million and $235 million at September 30, 2007 and December 31, 2006, respectively. The note carried a stated rate of 7.25% per annum. The note was purchased by an entity within the Company on May 23, 2007. The Company recorded $7 million and $7 million of interest expense related to these notes for the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006, respectively.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Debt Payable to Third Parties

	September 30,	December 31,
	2007	2006

Note payable to a bank. Interest payments due quarterly	$—	$114
(interest at CDOR(1) + .325%, due April 2008, payable in Canadian Dollars)(2)
Note payable to a bank. Interest payments due quarterly	—	129
(interest at CDOR(1) + .45%, due April 2010, payable in Canadian Dollars)(2)
Bonds payable, 4.90% fixed interest rate. Interest payments due semiannually. Principal due December 2008. Payable in Canadian Dollars(3)	—	278
Notes payable related to the SeaBev acquisition, interest rates ranging from 4.97% to 7.50%. Interest and principal due October 2007. Payable in U.S. Dollars	38
Capital leases	25	24

Total	63	545
Less current installments	(40)	(2)

Long-term debt, payable to third parties	$23	$543

(1)	CDOR is the average of the annual rates for Canadian Dollar bankers’ acceptances having the specified term and face amount of the banks named in Schedule 1 of the Canadian Bank Act.

(2)	On August 29, 2007, the Company transferred these notes payable to a subsidiary of Cadbury Schweppes.

(3)	On August 31, 2007, the Company paid off the outstanding balance of bonds payable.

9.	Commitments and Contingencies

Legal Matters

The Company is occasionally subject to litigation or other legal proceedings relating to our business. Set forth below is a description of our three most significant pending legal matters and one recently settled legal matter. Although the estimated range of loss, if any, for the three pending legal matters described below cannot be estimated at this time the Company does not believe that the outcome of any of these, or any other, pending legal matters, individually or collectively, will have a material adverse effect on the business or financial condition of the Company although such matters may have a material adverse effect on the Company’s results of operations in a particular period.

Snapple Distributor Litigation

In 2004, one of the Company’s subsidiaries, Snapple Beverage Corp. and several affiliated entities of Snapple Beverage Corp., including Snapple Distributors Inc., were sued in United States District Court, Southern District of New York, by 57 area route distributors for alleged price discrimination, breach of contract, retaliation, tortious interference and breach of the implied duty of good faith and fair dealings arising out of their respective area route distributor agreements. Each plaintiff sought damages in excess of $225 million. The plaintiffs initially filed the case as a class action but withdrew their class certification motion. They are proceeding as individual plaintiffs but the cases have been consolidated for discovery and procedural purposes. On September 14, 2007, the court granted the Company’s motion for summary judgment, dismissing the plaintiffs’ federal claims of price discrimination and dismissing, without prejudice, the plaintiffs’ remaining claims under state law. The plaintiffs have filed a notice to appeal the decision and may decide to re-file the state law claims in state court. The Company believes it has

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

meritorious defenses with respect to the appeal and will defend itself vigorously. However, there is no assurance that the outcome of the appeal, or any trial, if claims are refilled, will be in the Company’s favor.

Holk & Weiner Snapple Litigation

In 2007, Snapple Beverage Corp. was sued by Stacy Holk, in New Jersey Superior Court, Monmouth County, and by Hernant Mehta in the U.S. District Court, Southern District of New York. The plaintiffs filed these cases as class actions. The plaintiffs allege that Snapple’s labeling of certain of its drinks is misleading and/or deceptive. The plaintiffs seek unspecified damages on behalf of the class, including enjoining Snapple from various labeling practices, disgorging profits, reimbursing of monies paid for product and treble damages. The Mehta case in New York has since been dropped by the plaintiff. However, the attorneys in the Holk, New Jersey case and a new plaintiff, Evan Weiner, have since filed a new action in New York substantially similar to the New Jersey action. In each case, the Company has filed motions to dismiss the plaintiffs’ claims on a variety of grounds. The Company believes it has meritorious defenses to the claims asserted and will defend itself vigorously. However, there is no assurance that the outcome of the Company’s motions or at trial will be in its favor.

Nicolas Steele v. Seven Up/RC Bottling Company Inc.
Robert Jones v. Seven Up/RC Bottling Company of Southern California, Inc.
California Wage Audit

In 2007, one of the Company’s subsidiaries, Seven Up/RC Bottling Company Inc., was sued by Nicolas Steele, and in a separate action by Robert Jones, in each case in Superior Court in the State of California (Orange County), alleging that its subsidiary failed to provide meal and rest periods and itemized wage statements in accordance with applicable California wage and hour law. The cases have been filed as class actions. The classes, which have not yet been certified, consist of all employees of one the Company’s subsidiaries who have held a merchandiser or delivery driver position in southern California in the past three years. On behalf of the classes, the plaintiffs claim lost wages, waiting time penalties and other penalties for each violation of the statute. The Company believes it has meritorious defenses to the claims asserted and will defend itself vigorously. However, there is no assurance that the outcome of this matter will be in its favor.

The Company has been requested to conduct an audit of its meal and rest periods for all non-exempt employees in California at the direction of the California Department of Labor. At this time, the Company has declined to conduct such an audit until there is judicial clarification of the intent of the statute.

Dr Pepper Bottling Company of Texas, Inc. Shareholder Litigation

On June 1, 2007, the Company settled a lawsuit brought in 1999 by certain stockholders of Dr Pepper Bottling Company of Texas, Inc. for $47 million, which included $15 million of interest. The lawsuit was assumed as part of the DPSUBG acquisition (see Note 2) and was fully reserved at December 31, 2006.

Environmental, Health and Safety Matters

The Company operates many manufacturing, bottling and distribution facilities. In these and other aspects of the Company’s business, it is subject to a variety of federal, state and local environment, health and safety laws and regulations. The Company maintains environmental, health and safety policies and a quality, environmental, health and safety program designed to ensure compliance with applicable laws and regulations. However, the nature of the Company’s business exposes it to the risk of claims with respect to environmental, health and safety matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. However, the Company is not currently named as a party in any judicial or administrative proceeding relating to environmental, health and safety matters which would materially affect its operations.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

10.	Restructuring Costs

Restructuring charges incurred during the nine months ended September 30, 2007 and during the period from January 2, 2006 to September 30, 2006 are as follows:

	Nine Months	Period From
	Ended	January 2, 2006 —
	September 30, 2007	September 30, 2006

Beverages Concentrates	$8	$4
Finished Goods	9	—
Bottling Group	10	—
Mexico and the Caribbean	3	2
Corporate	6	3

Total restructuring costs	$36	$9

The restructuring costs primarily relate to staff redundancies and closure of duplicate facilities from a significant four-year cost reduction initiative implemented by Cadbury Schweppes, which began in mid-2003 and the integration of the Bottling Group with existing businesses.

In conjunction with the acquisition of the Bottling Group, the Company began restructuring of the Company’s existing business to integrate the Bottling Group’s business. The restructuring charges recorded during the nine months ended September 30, 2007 and during the period from January 2, 2006 to September 30, 2006 are primarily related to the integration of the Bottling Group with existing businesses of the Company, as well as staff redundancies and closure of duplicate facilities from a significant four-year cost reduction initiative implemented by Cadbury Schweppes, which began in mid-2003. The Company has incurred $69 million of total, non-recurring charges to date related to these activities, of which $34 million relates to the Bottling Group integration. Additional restructuring charges of approximately $31 million are expected to be incurred related to these plans over the next two years, of which $22 million relates to the Bottling Group integration.

Restructuring liabilities along with charges to expense, cash payment and non-cash charges were as follows:

	Workforce
	Reduction	Asset	External	Shutdown
	Costs	Write-off	Consulting	Costs	Other	Total

Balance at December 31, 2006	$2	$—	$—	$—	$—	$2
Charges	14	1	8	4	9	36
Cash payments	(9)	—	(10)	(4)	(9)	(32)
Due to/from Cadbury Schweppes	(1)	(1)	2	—	—	—

Balance at September 30, 2007	$6	$—	$—	$—	$—	$6

	Workforce
	Reduction	Asset	External	Shutdown
	Costs	Write-off	Consulting	Costs	Other	Total

Balance at January 1, 2006	$1	$—	$—	$—	$1	$2
Charges	2	—	6	—	1	9
Cash payments	(3)	—	(11)	—	(1)	(15)
Due to/from Cadbury Schweppes	—	—	5	—	—	5

Balance at September 30, 2006	$—	$—	$—	$—	$1	$1

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

Restructuring charges recorded by each segment were as follows:

Beverage Concentrates

Beverage Concentrates recorded restructuring charges of $8 million and $4 million during the nine months ended September 30, 2007 and during the period from January 2, 2006 to September 30, 2006, respectively. During both periods presented, the charges mainly related to the integration of the Bottling Group with existing businesses of the Company. The cumulative amount related to this activity to date is $13 million. The Company expects to incur additional charges in this segment related to this restructuring plan of approximately $5 million over the next two years.

Finished Goods

Finished Goods recorded restructuring charges of $9 million and $0 during the nine months ended September 30, 2007 and during the period from January 2, 2006 to September 30, 2006, respectively. During the nine months ended September 30, 2007, the costs mainly related to the closing of the St. Catharines plant initiated during the period. The cumulative amount related to this activity incurred to date is $6 million. No significant additional costs related to this activity are expected be incurred by Finished Goods. The Company also recorded restructuring charges of $3 million related to the relocation of the Research and Development facility which was initiated in 2007. The Company expects to incur additional charges in this segment related to this restructuring plan of approximately $7 million over the next year.

Bottling Group

Bottling Group recorded restructuring charges of $10 million and $0, during the nine months ended September 30, 2007 and during the period from January 2, 2006 to September 30, 2006, respectively, related to integration of the Bottling Group with existing businesses of the Company as stated above. The cumulative amount related to this activity incurred to date is $18 million. The Company expects to incur additional charges in this segment related to this restructuring plan of approximately $17 million over the next two years.

Mexico and the Caribbean

Mexico and the Caribbean recorded restructuring charges of $3 million and $2 million during the nine months ended September 30, 2007 and during the period from January 2, 2006 to September 30, 2006, respectively. The charges mainly related to restructuring actions initiated in 2003 and extended to 2007 to outsource the activities of Mexico and the Caribbean’s warehousing and distribution processes. The cumulative amount related to this activity incurred to date is $9 million. The Company expects to incur additional charges in this segment related to this restructuring plan of approximately $2 million through the remainder of 2007.

Corporate

Corporate recorded charges of $6 million and $3 million during the nine months ended September 30, 2007 and during the period from January 2, 2006 to September 30, 2006, respectively. During both periods presented, the charges mainly related to restructuring actions to outsource data center activities and related asset write-offs that were initiated in 2006, and outsource shared business services globally that was initiated in 2005. The cumulative amount related to this activity incurred to date is $17 million. The Company does not expect to incur significant additional charges in this segment related to the data center outsourcing restructuring plan or the shared business services outsourcing plan.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

11.	Employee Benefit Plans

The following table sets forth the components of pension and other benefits cost for the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006:

	Pension Plans		Postretirement Benefit Plans
	Nine Months	January 2,	Nine Months	January 2,
	Ended	2006 -	Ended	2006 -
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Service costs	$11	$10	$1	$1
Interest costs	15	13	1	1
Expected return on assets	(14)	(10)	—	—
Recognition of actuarial gain/loss	4	4	—	—
Settlements	—	2	—	—

Net periodic benefit costs	$16	$19	$2	$2

12.	Stock-Based Compensation Plan

Certain of the Company’s employees participate in stock-based compensation plans sponsored by Cadbury Schweppes. These plans provide employees with stock or options to purchase stock in Cadbury Schweppes. Given that the Company’s employees directly benefit from participation in these plans, the expense incurred by Cadbury Schweppes for stock or stock options granted to its employees has been reflected in the Company’s Combined Statements of Operations in “selling, general, and administrative expenses.” Stock based compensation expense was $14 million ($9 million net of tax) and $12 million ($7 million net of tax) in the nine months ended September 30, 2007 and during the period from January 2, 2006 to September 30, 2006, respectively.

13.	Segments

The Company presents segment information in accordance with SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”), which established reporting and disclosure standards for an enterprise’s operating segments. Operating segments are defined as components of an enterprise that are businesses, for which separate financial information is available, and for which the financial information is regularly reviewed by the Company leadership team and the chief operating decision maker.

Segment results are based on management reports, which are prepared in accordance with International Financial Reporting Standards. Net sales, gross contribution before marketing (“GCBM”) and underlying operating profit (“UOP”) are the significant financial measures used to measure the operating performance of the Company’s operating segments. UOP is defined as income from operations before restructuring costs, non-trading items, interest, amortization and impairment of intangibles.

As of September 30, 2007, the Company’s operating structure consisted of the following five operating segments:

•	The Beverage Concentrates segment reflects sales from the manufacturer of concentrates and syrup of our brands in the United States and Canada. Most of the brands in this segment are CSD brands.

•	The Finished Goods segment reflects sales from the manufacture and distribution of finished beverages and other products in the United States and Canada. Most of the brands in this segment are non-CSD brands.

•	The Bottling Group segment reflects sales from the manufacture and/or distribution of finished beverages, including sales of the Company’s own brands and third-party owned brands.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

•	The Snapple Distributors segment reflects sales from the distribution of finished beverages primarily Snapple, in New York City and the surrounding regions.

•	The Mexico and the Caribbean segment reflects sales from the manufacture; bottling and/or distribution of both concentrates and finished beverages.

The Company has significant transactions between our segments. For example, the Bottling Group purchases concentrates from the Beverage Concentrates segment. In addition, the Snapple Distributors segment purchases finished beverages from the Finished Goods segment.

Under management reporting, transactions between segments are eliminated except to the Bottling Group.

The Company’s current segment reporting structure is largely the result of acquiring and combining various portions of its business over the past several years. Although the Company continues to report its segments separately, due to the integrated nature of its business model, it manages its business to maximize profitability for the Company as a whole. As a result, profitability trends in certain segments may not be consistent with the profitability of the Company or comparable to our competitors. For example, following the Company’s bottling group acquisitions in 2006, it changed certain funding and manufacturing arrangements between the Beverage Concentrates and Finished Goods segments and its newly acquired bottling companies, which reduced the profitability of the Bottling Group segment.

The Company incurs selling, general and administrative expenses in each of its segments. In the Company’s segment reporting, the selling, general and administrative expenses of the Bottling Group, Snapple Distributors, and Mexico and the Caribbean segments relate solely to those segments. However, as a result of the Company’s historical segment reporting policies, it has certain combined selling activities to support the Beverage Concentrates and Finished Goods segments that have not been proportionally allocated between those two segments. The Company also incurs certain centralized functions and corporate costs that support its entire business, which have not been directly allocated to its respective segments but rather have been allocated to the Beverage Concentrates segment.

Information about the Company’s operations by operating segment for the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006 is as follows:

The following table reconciles segmental data to combined data:

	Nine Months Ended	January 2, 2006 —
	September 30, 2007	September 30, 2006

Net sales
Beverage Concentrates	$1,004	$980
Finished Goods	1,036	1,014
Bottling Group	2,160	1,081
Snapple Distributors	194	205
Mexico and the Caribbean	313	302

Segment total	4,707	3,582
Adjustments and eliminations	(360)	(202)

Net sales as reported	$4,347	$3,380

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

	Nine Months Ended	January 2, 2006 —
	September 30, 2007	September 30, 2006

Gross Contribution Before Marketing
Beverages Concentrates	$909	$886
Finished Goods	536	518
Bottling Group	723	383
Snapple Distributors	33	40
Mexico and the Caribbean	174	173

Segment total	2,375	2,000
Adjustments and eliminations	(12)	(19)

Gross profit as reported	$2,363	$1,981

	Nine Months Ended	January 2, 2006 —
	September 30, 2007	September 30, 2006

Underlying Operating Profit
Beverage Concentrates	$541	$511
Finished Goods	116	121
Bottling Group	69	67
Snapple Distributors	34	34
Mexico and the Caribbean	75	72

Segment total	835	805
Corporate and other	(34)	(15)
Adjustments and eliminations	(225)	(228)

Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries as reported	$576	$562

Reconciliation of Segmental Information

Total segmental revenue includes Beverage Concentrates and Finished Goods sales to Bottling Group, amounting to $362 million and $199 million in the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006, respectively, which were eliminated. The foreign exchange rate used to convert segmental revenue from Mexico and Canada was based on a budgeted amount in the management reports. The adjustment reflected above is the difference that resulted from using the budgeted amount instead of the average rate for the year.

Total segmental gross contribution before marketing for the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006 includes gross contribution of $5 million and $10 million, respectively, attributable to Beverage Concentrates and Finished Goods sales to Bottling Group, which were eliminated in the combined results. Significant U.S. GAAP adjustments include the LIFO revaluation.

Major Customers

None of the Company’s customers accounted for 10% or more of total net sales.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

14.	Related Party Transactions

Allocated Expenses

The Company has been allocated corporate overhead expenses from Cadbury Schweppes and its subsidiaries for corporate-related functions based on the most relevant allocation method to the service provided. To the extent expenses have been paid by Cadbury Schweppes and its subsidiaries on behalf of the Company, they have been allocated based upon the direct costs incurred. Where specific identification of expenses has not been practicable, the costs of such services has been allocated based upon the most relevant allocation method that management believes is reasonable, primarily either revenue or headcount. The Company was allocated $113 million and $104 million of overhead costs in the nine months ended September 30, 2007 and during the period from January 2, 2006 to September 30, 2006, respectively.

Cash Management

Cadbury Schweppes uses a centralized approach to cash management and financing of operations. The Company’s cash is available for use and is regularly swept by Cadbury Schweppes operations in the U.S. at its discretion. Cadbury Schweppes also funds the Company’s operating and investing activities as needed. Transfers of cash, both to and from Cadbury Schweppes’ cash management system, are reflected as a component of “Cadbury Schweppes’ net investment” in the Company’s Combined Balance Sheets.

Royalties

The Company pays royalties to other Cadbury Schweppes-owned companies for the use of certain brands. Total amounts paid were $0 and $1 million for the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006, respectively.

Purchase of Intangibles

The Company purchased certain trademarks from Cadbury Schweppes for a total purchase price of $19 million in the period from January 2, 2006 to September 30, 2006. These trademark purchases were substantially equivalent to those that prevail in an arm’s length transaction and were determined to have indefinite lives.

Notes Receivable

The Company held a note receivable balance with wholly owned subsidiaries of Cadbury Schweppes with outstanding principal balances of $1,931 million and $579 million at September 30, 2007 and December 31, 2006, respectively. The Company recorded $37 and $29 million of interest income related to these notes for the nine months ended September 30, 2007 and the period from January 2, 2006 to September 30, 2006, respectively.

Debt and Payables

The Company has entered into a variety of debt agreements with other companies owned by Cadbury Schweppes. These agreements (as well as outstanding balances under the agreements) are described in Note 8.

The related party payable balances of $509 million and $183 million at September 30, 2007 and December 31, 2006, respectively, represent non-interest bearing payable balances with companies owned by Cadbury Schweppes and related party accrued interest payable associated with interest bearing notes described in Note 8. The non-interest bearing payable balance was $448 million and $158 million at September 30, 2007 and December 31, 2006, respectively, and the payables are due within one year. The accrued interest payable balance was $61 million and $25 million at September 30, 2007 and December 31, 2006, respectively.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)

15.	Subsequent Events

Glacéau Termination

Following its acquisition by Coca-Cola on August 30, 2007, Energy Brands, Inc. notified the Company that it was terminating the Company’s distribution agreements for glacéau products, including its agreement to distribute glacéau products, including vitaminwater, fruitwater and smartwater, effective November 2, 2007. Pursuant to the terms of the agreement, the Company received a payment of approximately $92 million from Energy Brands, Inc. for this termination in December 2007. The Company’s glacéau net sales for the nine months ended September 30, 2007 were approximately $200 million and are reflected in the Bottling Group and Snapple Distributors segments.

Organizational Restructuring

On October 10, 2007, the Company announced a restructuring of the organization that is intended to create a more efficient organization. This restructuring will result in a reduction of approximately 470 employees in our corporate, sales and supply chain functions located in the United States, Canada and Mexico. The restructuring will also include the closure of two manufacturing facilities. The employee reductions and facilities closures are expected to be completed by June 2008.

As a result of the restructuring, the Company expects to recognize a charge of approximately $70 million primarily in 2007, with the balance in 2008. The Company expects the restructuring to generate annual cost savings of approximately $70 million, most of which are expected to be realized in 2008 with the full annual benefit realized from 2009 onwards. As part of this restructuring, the Bottling Group segment has assumed management and operational control of the Snapple Distributors segment. These operations are currently being integrated and will be reported in the Company’s 2007 annual results as a single segment.